
HCP

2012 Annual Report


13000540

COMMITTED TO SUSTAINABILITY




energy
ENERGY STAR


U.S. GREEN BUILDING COUNCIL
LEED PLATINUM
USGBC


GRESB

Parker Adventist
Medical Office Building
Parker, Colorado
ENERGY STAR

On the Front Cover: Soledad Life Science — San Diego, California, LEED Platinum



Soledad Project Awards

- Best LEED Platinum Core and Shell project in San Diego by the U.S. Green Building Council in 2012
- 1st Place in both the California Friendly Landscape Small Commercial Construction and Maintenance categories in June 2011

Soledad Project Attributes

- Recycled content, renewable resources and locally-sourced products throughout the building
- Roof-mounted solar panel array
- Efficient lighting, fixtures and systems result in 31% energy cost savings and 40% savings in water consumption
- Drought tolerant plants to reduce water use

HCP Continues Its Record of Strong Shareholder Returns in 2012


14.2%
20.0%
16.7%
2012
2010–2012
1985–2012

28 Years of Consecutive Dividend Growth

HCP is the only REIT in the S&P 500 Dividend Aristocrats Index, which recognizes S&P 500 companies that have increased their dividend for at least 25 consecutive years.


$2.10
1.50
1.00
0.50
0
1985
2013(1)

(1) Estimated full year 2013 dividend based on the $0.525 per share quarterly dividend paid on February 19, 2013.



Hoag Hospital
Irvine, California
LEED Silver



North Central
Medical Plaza
Medical Office Building
Dallas, Texas
ENERGY STAR



Britannia East Grand
Life Science
San Francisco, California
ENERGY STAR

Inaugural Sustainability Reporting

- Participated in the **Carbon Disclosure Project** (CDP) survey
- Participated in the Global Real Estate Sustainability Benchmark (GRESB) survey
- Published Annual Sustainability Report in accordance with internationally recognized Global Reporting Initiative (GRI) framework

HCP Launched Its First "Green Challenge" Competition

- Competition among Life Science tenants across our portfolio evaluating two criteria: sustainability scorecard results and decreased electricity use over a prior quarter
- Encourages tenants to adopt **green practices**
- Best practices, successful initiatives and outstanding efforts were shared with all of our tenants

To Our Shareholders,

2012 was a terrific year for HCP! In the past, my annual letters have focused on various performance metrics for the recently completed year, most notably acquisition volumes. 2012 is no exception: HCP closed $2.5 billion of accretive investments across each of our five property types within our 5 x 5 business model.

HCP's 2012 Investments

Dollars in Millions	Senior Housing	Post-Acute/ Skilled Nursing	Life Science	Medical Office Building	Hospital	**Total Investments**
Real Estate	$1,705	—	$ 8	$282	$ 3	$1,998
Joint Venture	—	—	—	—	—	—
Development	$ 60	$ 3	$56	$ 17	$10	$ 146
Debt Investment	$ 52	$315	—	—	—	$ 367
RIDEA	—	—	—	—	—	—
Total Investments	$1,817	$318	$64	$299	$13	$2,511

Our investment portfolio realized strong performance with a same property increase of 4.2%. This excellent result enabled our Board of Directors to increase the 2013 dividend by 5% in January of this year—our largest dividend increase in over ten years. As important, our 2013 earnings guidance forecasts that our dividend payout ratio will continue to trend lower, representing over a decade of improvement. This is significant in that it provides a substantial margin of safety for the existing dividend and augurs well for continued dividend increases in future years.

In addition to our superb investment results, HCP achieved historical "bests" for several important corporate objectives, including balance sheet management, operating efficiency and sustainability:

2012 Sustainability Achievements

- NAREIT's 2012 Healthcare Leader in the Light Award (1st overall)
- GRESB's leader in the Healthcare and Hotels sector (1st overall); awarded Green Star designation
- Named to the FTSE4Good Index Series, including the FTSE4Good U.S. 100 Index, for meeting globally recognized corporate responsibility standards
- Awarded **2 LEED** certifications (platinum and gold) in 2012 (total 6)
- Earned **35 ENERGY STAR** labels in 2012 (total 93)
  - Leader in Medical Office Building category in 2012
- Decreased utility expenses by $1.3 million on a same-property basis in 2012 versus 2011 for the Medical Office Building portfolio

CARBON DISCLOSURE PROJECT


G R E S B
Green Star 2012


HCP
Green
Challenge


2012 NAREIT
Leader In
The Light


FTSE4Good

- Balance Sheet Management: HCP's current credit ratings of Baa1/BBB+/BBB+ represent our highest ratings in the past decade. In fact, in the past two and a half years, HCP has received six separate positive changes of its ratings from the credit agencies. This has substantially reduced the Company's cost of capital, increasing the accretive results of our acquisition activity. In addition, HCP re-priced its $1.5 billion line-of-credit realizing a 55 basis point reduction in borrowing costs.
- Operating Efficiency: One of the benefits of being a relatively large organization is that scale can produce attractive operating efficiencies. At the present time, HCP's business model is fully built out with critical mass in each of our property types and investment products. As a result, each invested dollar of acquisition volume requires a lower amount of incremental general and administrative ("G&A") costs—often referred to as "overhead"—to support our transaction activity. HCP's G&A as a percentage of total assets at year end 2012 was 0.36%, the lowest in the Company's history.
- Sustainability: HCP has fully integrated sustainability into our corporate culture from the Board of Directors through the entire employee base. Our commitment to sustainability is one of the "eight core values" that define our Company's mission statement. We have created a Sustainability Committee composed of senior management that strategically develops and incorporates sustainability policies for our organization and provides quarterly reports to our Board of Directors. Similarly, the leaders of each of our business sectors report monthly on their sustainability progress. HCP has institutionalized sustainability by implementing a top-down approach, and the support of our Board of Directors, executive management, tenants/operators and all employees has been critical to the success of our program. We will continue to prioritize a wide range of sustainability initiatives in the year ahead.

The United States healthcare industry continues to experience an increased focus on government reimbursement policies, cost savings and utilization. This dynamic environment will undergo substantial change and, we believe as a consequence, create opportunities for additional HCP transaction activity. HCP is well positioned and we look forward to reporting on our future successes in subsequent annual reports.

Thank you for your support of HCP!

James F. Flaherty III
Chairman and Chief Executive Officer
Long Beach, California
March 2013

Social Responsibility

- 64% of HCP's capital is invested in senior housing and post-acute/skilled nursing facilities, which are dedicated to providing care for the elderly
- In keeping with our business objective of facilitating care for the elderly, **HCP established a charitable fund** to support public policy and other initiatives that focus on improving the health and well-being of HCP's core constituency, the nation's elderly population
- Funds will be utilized for both direct grants and employee matching gifts mainly supporting organizations that address the key challenges for the elderly: isolation, proper nutrition and cognitive functioning
- We formed a **Social Responsibility Committee** to identify, evaluate and implement volunteering and corporate philanthropy initiatives

HCP's Value Creation Model

Strong Same Property Performance

Low Cost of Capital and Operating Efficiencies

Accretive Acquisitions with Solid, Risk-Adjusted Returns

Commitment to Sustainability

Increased Cash Flow and Increased Dividends

Increased Shareholder Value


HCP

2012 Form 10-K

Financial Highlights

Dollars in Thousands, Except Per Share Amounts	2008	2009	2010	2011	2012
Total Assets	$11,849,826	$12,209,735	$13,331,923	$17,408,475	$19,915,555
Total Revenues	1,123,977	1,133,618	1,240,206	1,712,096	1,900,722
Dividends Paid Per Common Share	$ 1.82	$ 1.84	$ 1.86	$ 1.92	$ 2.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-08895

HCP, Inc.

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**33-0091377** (I.R.S. Employer Identification No.)
3760 Kilroy Airport Way, Suite 300 **Long Beach, California** (Address of principal executive offices)	**90806** (Zip Code)

Registrant's telephone number, including area code **(562) 733-5100**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant; (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.) Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $18.8 billion.

As of February 4, 2013 there were 453,379,156 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's 2013 Annual Meeting of Stockholders have been incorporated by reference into Part III of this Report.

PART I

All references in this report to "HCP," the "Company," "we," "us" or "our" mean HCP, Inc. together with its consolidated subsidiaries. Unless the context suggests otherwise, references to "HCP, Inc." mean the parent company without its subsidiaries.

ITEM 1. Business

Business Overview

HCP, an S&P 500 company, invests primarily in real estate serving the healthcare industry in the United States. We are a Maryland corporation organized in 1985 to qualify as a self-administered real estate investment trust ("REIT"). We are headquartered in Long Beach, California, with offices in Nashville, Tennessee and San Francisco, California. We acquire, develop, lease, manage and dispose of healthcare real estate, and provide financing to healthcare providers. Our portfolio is comprised of investments in the following five healthcare segments: (i) senior housing, (ii) post-acute/skilled nursing, (iii) life science, (iv) medical office and (v) hospital. We make investments within our healthcare segments using the following five investment products: (i) properties under lease, (ii) debt investments, (iii) developments and redevelopments, (iv) investment management and (v) investments in senior housing operations utilizing the structure permitted by the Housing and Economic Recovery Act of 2008, which is commonly referred to as "RIDEA."

The delivery of healthcare services requires real estate and, as a result, tenants and operators depend on real estate, in part, to maintain and grow their businesses. We believe that the healthcare real estate market provides investment opportunities due to the following:

- Compelling demographics driving the demand for healthcare services;
- Specialized nature of healthcare real estate investing; and
- Ongoing consolidation of a fragmented healthcare real estate sector.

Our website address is *www.hcpi.com*. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available on our website, free of charge, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the United States ("U.S.") Securities and Exchange Commission ("SEC").

Healthcare Industry

Healthcare is the single largest industry in the U.S. based on Gross Domestic Product ("GDP"). According to the National Health Expenditures report by the Centers for Medicare and Medicaid Services ("CMS"): (i) national health expenditures are projected to grow 3.8% in 2013 and 7.4% in 2014; (ii) the average compounded annual growth rate for national health expenditures, over the projection period of 2015 through 2021, is anticipated to be 6.2%; and (iii) the healthcare industry is projected to represent 17.8% of U.S. GDP in 2013.

Senior citizens are the largest consumers of healthcare services. According to CMS, on a per capita basis, the 75-year and older segment of the population spends 76% more on healthcare than the 65 to 74-year-old segment and over 200% more than the population average.


U.S. Population Over 65 Years Old
% of Total U.S. Population
25%
20%
15%
10%
5%
0%
100
80
60
40
20
0
Populations in Millions
1980
1990
2000
2010
2020
2030
2040
2050
% 85+
% 75-84
% 65-74
65+ Population

Source: U.S. Census Bureau, the Statistical Abstract of the United States.

Business Strategy

Our primary goal is to increase shareholder value through profitable growth, which allows us to maintain or increase dividends per share to our shareholders. Our investment strategy to achieve this goal is based on three principles: (i) opportunistic investing, (ii) portfolio diversification and (iii) conservative financing.

Opportunistic Investing

We make investment decisions that are expected to drive profitable growth and create shareholder value. We attempt to position ourselves to create and take advantage of situations to meet our goals and investment criteria.

Portfolio Diversification

We believe in maintaining a portfolio of healthcare investments diversified by segment, geography, operator, tenant and investment product. We monitor, but do not limit, our investments based on the percentage of our total assets that may be invested in any one property type, investment product, geographic location, the number of properties which we may lease to a single operator or tenant, or loans we may make to a single borrower. With investments in multiple segments and investment products, we can focus on opportunities with the most attractive risk/reward profile for the portfolio as a whole. We may structure transactions as master leases, require operator or tenant insurance and indemnifications, obtain credit enhancements in the form of guarantees, letters of credit or security deposits, and take other measures to mitigate risk.

Conservative Financing

We believe a conservative balance sheet is important to our ability to execute our opportunistic investing approach. We strive to maintain a conservative balance sheet by actively managing our debt-to-equity levels and maintaining multiple sources of liquidity, such as our revolving line of credit facility, access to capital markets and secured debt lenders, relationships with current and prospective institutional joint venture partners, and our ability to divest of assets. Our debt obligations are primarily fixed rate with staggered maturities, which reduces the impact of rising interest rates on our operations.

We finance our investments based on our evaluation of available sources of funding. For short-term purposes, we may utilize our revolving line of credit facility or arrange for other short-term borrowings from banks or other sources. We arrange for longer-term financing through offerings of equity and debt securities, placement of mortgage debt and capital from other institutional lenders and equity investors.

We specifically incorporate by reference into this section the information set forth in Item 7, "2012 Transaction Overview," included elsewhere in this report.

Competition

Investing in real estate serving the healthcare industry is highly competitive. We face competition from other REITs, investment companies, pension funds, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders, developers and other institutional investors, some of whom may have greater resources and lower costs of capital than we do. Increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our objectives. Our ability to compete may also be impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, construction and renovation costs, existing laws and regulations, new legislation and population trends.

Income from our facilities is dependent on the ability of our operators and tenants to compete with other companies on a number of different levels, including: the quality of care provided, reputation, the physical appearance of a facility, price and range of services offered, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location, the size and demographics of the population in surrounding areas, and the financial condition of our tenants and operators. Private, federal and state payment programs as well as the effect of laws and regulations may also have a significant influence on the profitability of our tenants and operators. For a discussion of the risks associated with competitive conditions affecting our business, see "Risk Factors" in Item 1A.

Healthcare Segments

Senior housing. At December 31, 2012, we had interests in 441 senior housing facilities, 21 of which are in a RIDEA structure. Excluding RIDEA properties, all of our senior housing facilities are leased to single tenants under triple-net lease structures. Senior housing facilities include assisted living facilities ("ALFs"), independent living facilities ("ILFs") and continuing care retirement communities ("CCRCs"), which cater to different segments of the elderly population based upon their personal needs. Services provided by our operators or tenants in these facilities are primarily paid for by the residents directly or through private insurance and are less reliant on government reimbursement programs such as Medicaid and Medicare. Our senior housing property types are further described below:

- *Assisted Living Facilities.* ALFs are licensed care facilities that provide personal care services, support and housing for those who need help with activities of daily living ("ADL"), such as bathing, eating and dressing, yet require limited medical care. The programs and services may include transportation, social activities, exercise and fitness programs, beauty or barber shop access, hobby and craft activities, community excursions, meals in a dining room setting and other activities sought by residents. These facilities are often in apartment-like buildings with private residences ranging from single rooms to large apartments. Certain ALFs may offer higher levels of personal assistance for residents requiring memory care as a result of Alzheimer's disease or other forms of dementia. Levels of personal assistance are based in part on local regulations. At December 31, 2012, we had interests in 363 ALFs.
- *Independent Living Facilities.* ILFs are designed to meet the needs of seniors who choose to live in an environment surrounded by their peers with services such as housekeeping, meals and activities. These residents generally do not need assistance with ADL. However, in some of our

facilities, residents have the option to contract for these services. At December 31, 2012, we had interests in 64 ILFs.

- *Continuing Care Retirement Communities.* CCRCs provide housing and health-related services under long-term contracts. This alternative is appealing to residents as it eliminates the need for relocating when health and medical needs change, thus allowing residents to "age in place." Some CCRCs require a substantial entry or buy-in fee and most also charge monthly maintenance fees in exchange for a living unit, meals and some health services. CCRCs typically require the individual to be in relatively good health and independent upon entry. At December 31, 2012, we had interests in 14 CCRCs.

During the fourth quarter of 2012, we acquired 129 senior housing communities for $1.7 billion, from a joint venture between Emeritus Corporation and Blackstone Real Estate Partners VI, an affiliate of Blackstone (the "Blackstone JV"). Located in 29 states, the portfolio encompasses 10,077 units representing a diversified care mix of 61% assisted living, 25% independent living, 13% memory care and 1% skilled nursing. Emeritus continues to operate the communities pursuant to a new triple-net, master lease for the 129 properties guaranteed by Emeritus. For a more detailed description of the acquisition see Note 4 to the Consolidated Financial Statements.

Our senior housing segment accounted for approximately 33%, 30% and 30% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. The following table provides information about our senior housing operator concentration for the year ended December 31, 2012:

Operators	Percentage of Segment Revenues	Percentage of Total Revenues
HCR ManorCare, Inc. ("HCR ManorCare")(1)	11	30
Emeritus Corporation ("Emeritus")(2)	23	8
Sunrise Senior Living Inc. ("Sunrise")(3)	15	5
Brookdale Senior Living, Inc. ("Brookdale")(4)	14	5

(1) Percentage of total revenues includes revenues earned from both our senior housing and post-acute/skilled nursing facilities leased to HCR ManorCare.

(2) Percentage of total revenues from Emeritus includes partial results for Blackstone JV acquisition. Assuming that full-year results were included for this acquisition in our 2012 revenues, the percentage of segment revenues and total revenues would be 36% and 12%, respectively.

(3) Certain of our properties are leased to tenants who have entered into management contracts with Sunrise to operate the respective property on their behalf. To determine our concentration of revenues generated from properties operated by Sunrise, we aggregate revenue from these tenants with revenue generated from the two properties that are leased directly to Sunrise.

(4) Brookdale percentages do not include $143 million of senior housing revenues, related to 21 senior housing facilities that Brookdale operates on our behalf under a RIDEA structure. Assuming that these revenues were attributable to Brookdale, the percentage of combined segment and total revenues associated Brookdale would be 36% and 12% respectively.

Post-acute/skilled nursing. At December 31, 2012, we had interests in 312 post-acute/skilled nursing facilities ("SNFs"). SNFs offer restorative, rehabilitative and custodial nursing care for people not requiring the more extensive and sophisticated treatment available at hospitals. Ancillary revenues and revenues from sub-acute care services are derived from providing services to residents beyond room and board and include occupational, physical, speech, respiratory and intravenous therapy, wound care, oncology treatment, brain injury care and orthopedic therapy as well as sales of pharmaceutical products and other services. Certain SNFs provide some of the foregoing services on an out-patient basis. Post-acute/skilled nursing services provided by our operators and tenants in these facilities are primarily paid for either by private sources or through the Medicare and Medicaid programs. All of our SNFs are leased to single tenants under triple-net lease structures.

Our post-acute/skilled nursing segment accounted for approximately 29%, 29% and 13% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. The following table provides information about our post-acute/skilled nursing operator/tenant concentration for the year ended December 31, 2012:

Operators/Tenants and Borrowers	Percentage of Segment Revenues	Percentage of Total Revenues
HCR ManorCare[1]	90	30

(1) Percentage of total revenues includes revenues earned from both senior housing and post-acute/skilled nursing facilities leased to HCR ManorCare.

Life science. At December 31, 2012, we had interests in 113 life science properties, including four facilities owned by our Investment Management Platform. These properties contain laboratory and office space primarily for biotechnology, medical device and pharmaceutical companies, scientific research institutions, government agencies and other organizations involved in the life science industry. While these properties contain similar characteristics to commercial office buildings, they generally contain more advanced electrical, mechanical, and heating, ventilating, and air conditioning ("HVAC") systems. The facilities generally have specialty equipment including emergency generators, fume hoods, lab bench tops and related amenities. In many instances, life science tenants make significant investments to improve their leased space, in addition to landlord improvements, to accommodate biology, chemistry or medical device research initiatives. Life science properties are primarily configured in business park or campus settings and include multiple buildings. The business park and campus settings allow us the opportunity to provide flexible, contiguous/adjacent expansion to accommodate the growth of existing tenants. Our properties are located in well-established geographical markets known for scientific research, including San Francisco, San Diego and Salt Lake City. At December 31, 2012, 96% of our life science leases (based on leased square feet) were under triple-net structures.

Our life science segment accounted for approximately 15%, 17% and 22% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. The following table provides information about our life science tenant concentration for the year ended December 31, 2012:

Tenants	Percentage of Segment Revenues	Percentage of Total Revenues
Genentech, Inc.	19	3
Amgen, Inc.	18	3

Medical office. At December 31, 2012, we had interests in 273 medical office buildings ("MOBs"), including 66 facilities owned by our Investment Management Platform. These facilities typically contain physicians' offices and examination rooms, and may also include pharmacies, hospital ancillary service space and outpatient services such as diagnostic centers, rehabilitation clinics and day-surgery operating rooms. While these facilities are similar to commercial office buildings, they require additional plumbing, electrical and mechanical systems to accommodate multiple exam rooms that may require sinks in every room, and special equipment such as x-ray machines. In addition, MOBs are often built to accommodate higher structural loads for certain equipment and may contain "vaults" or other specialized construction. Our MOBs are typically multi-tenant properties leased to healthcare providers (hospitals and physician practices), with approximately 77% of our MOBs, based on square feet, located on hospital campuses and 94% are affiliated with hospital systems. At December 31, 2012, 47% of our medical office leases (based on leased square feet) were under triple-net structures.

Our medical office segment accounted for approximately 18%, 19% and 25% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. During the year ended December 31, 2012, HCA, Inc. ("HCA"), as our tenant, contributed 14% of our medical office segment revenues.

Our Investment Management Platform represents the following unconsolidated joint ventures: (i) HCP Ventures III, LLC, and HCP Ventures IV, LLC, which consists of MOB portfolios, and (ii) the HCP Life Science ventures. For a more detailed description of these unconsolidated joint ventures, see Note 8 to the Consolidated Financial Statements.

Hospital. At December 31, 2012, we had interests in 21 hospitals, including four facilities owned by our Investment Management Platform. Services provided by our operators and tenants in these facilities are paid for by private sources, third-party payors (e.g., insurance and Health Maintenance Organizations or "HMOs"), or through the Medicare and Medicaid programs. Our hospital property types include acute care, long-term acute care, specialty and rehabilitation hospitals. Our hospitals are generally leased to single tenants or operators under triple-net lease structures.

Our hospital segment accounted for approximately 5%, 5% and 10% of total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. The following table provides information about our hospital operator/tenant concentration for the year ended December 31, 2012:

Operators/Tenants and Borrowers	Percentage of Segment Revenues	Percentage of Total Revenues
HCA[1]	29	4
Tenet Healthcare Corporation	27	1

(1) Percentage of total revenues from HCA includes revenues earned from both our medical office and hospital segments.

Investment Products

Properties under lease. We primarily generate revenue by leasing properties under long-term leases. Most of our rents and other earned income from leases are received under triple-net leases or leases that provide for a substantial recovery of operating expenses. However, some of our MOBs and life science facility rents are structured under gross or modified gross leases. Accordingly, for such gross or modified gross leases, we incur certain property operating expenses, such as real estate taxes, repairs and maintenance, property management fees, utilities and insurance.

Our ability to grow income from properties under lease depends, in part, on our ability to (i) increase rental income and other earned income from leases by increasing rental rates and occupancy levels, (ii) maximize tenant recoveries and (iii) control non-recoverable operating expenses. Most of our leases include contractual annual base rent escalation clauses that are either predetermined fixed increases and/or are a function of an inflation index.

Debt investments. Our mezzanine loans are generally secured by a pledge of ownership interests of an entity or entities, which directly or indirectly own properties, and are subordinate to more senior debt, including mortgages and more senior mezzanine loans. Borrowers of our interests in mortgage and construction loans are typically healthcare providers and healthcare real estate generally secures these loans.

Developments and redevelopments. We generally commit to development projects that are at least 50% pre-leased or when we believe that market conditions will support speculative construction. We work closely with our local real estate service providers, including brokerage, property management, project management and construction management companies to assist us in evaluating development proposals and completing developments. Our development and redevelopment investments are primarily in our life science and medical office segments. Redevelopments are properties that require significant capital expenditures (generally more than 25% of acquisition cost or existing basis) to update, achieve stabilization or to change the primary use of the properties.

Investment management. We co-invest in real estate properties with institutional investors through joint ventures structured as partnerships or limited liability companies. We target institutional investors with long-term investment horizons who seek to benefit from our expertise in healthcare real estate. Predominantly, we retain noncontrolling interests in the joint ventures ranging from 20% to 30% and serve as the managing member. These ventures generally allow us to earn acquisition and asset management fees, and have the potential for promoted interests or incentive distributions based on performance of the joint venture.

Operating properties ("RIDEA"). We may enter into contracts with healthcare operators to manage communities that are placed in a structure permitted by the Housing and Economic Recovery Act of 2008 (commonly referred to as "RIDEA"). Under the provisions of RIDEA, a REIT may lease "qualified healthcare properties" on an arm's length basis to a taxable REIT subsidiary ("TRS") if the property is operated on behalf of such subsidiary by a person who qualifies as an "eligible independent contractor." We view RIDEA as a structure primarily to be used on properties that present attractive valuation entry points and to drive growth by: (i) transitioning the asset to a new operator that can bring scale, operating efficiencies, and/or ancillary services; or (ii) investing capital to reposition the asset.

Portfolio Summary

At December 31, 2012, we managed $21.3 billion of investments in our Owned Portfolio and Investment Management Platform. At December 31, 2012, we also owned $540 million of assets under development, including redevelopment, and land held for future development.

Owned Portfolio

As of December 31, 2012, our leases and operating properties and debt investments in our Owned Portfolio consisted of the following (square feet and dollars in thousands):

			Investment[3]			Year Ended December 31, 2012	
Segment	**Number of Properties[1]**	**Capacity[2]**	**Properties[1]**	**Debt**	**Total Investment**	**NOI[4]**	**Interest Income[5]**
Senior housing	441	45,669 Units	$ 7,543,163	$123,642	$ 7,666,805	$ 531,419	$ 3,503
Post-acute/skilled	312	41,538 Beds	5,669,469	328,905	5,998,374	538,856	19,993
Life science	109	7,002 Sq. ft.	3,362,298	—	3,362,298	236,491	—
Medical office	207	14,274 Sq. ft.	2,613,254	—	2,613,254	202,547	—
Hospital	17	2,410 Beds	650,937	46,292[6]	697,229	80,980	1,040
Total	1,086		$19,839,121	$498,839	$20,337,960	$1,590,293	$24,536

(1) Represents 1,065 properties under lease with an investment value of $19.1 billion and 21 operating properties under a RIDEA structure with an investment value of $759 million.

(2) Senior housing facilities are measured in units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet. SNFs and hospitals are measured in licensed bed count.

(3) Property investments represent: (i) the carrying amount of real estate and intangibles, after adding back accumulated depreciation and amortization; and (ii) the carrying amount of direct financing leases. Debt investment represents the carrying amount of mezzanine, mortgage and other secured loan investments.

(4) Net Operating Income from Continuing Operations ("NOI") is a non-GAAP supplemental financial measure used to evaluate the operating performance of real estate properties. For the reconciliation of NOI to net income for 2012, refer to Note 14 in our Consolidated Financial Statements.

(5) Interest income represents interest earned from our debt investments.

(6) Includes a senior secured loan to Delphis Operations, L.P. ("Delphis") that was placed on non-accrual status effective January 1, 2011 with a carrying value of $31 million at December 31, 2012. For a more detailed description of the senior secured loan to Delphis, see Note 7 to the Consolidated Financial Statements.

See Note 14 to the Consolidated Financial Statements for additional information on our business segments.

Developments and Redevelopments

At December 31, 2012, in addition to our investments in properties under lease and debt investments, we have an aggregate investment of $540 million in assets under development, including redevelopment, and land held for future development, primarily in our life science and medical office segments.

Investment Management Platform

As of December 31, 2012, our Investment Management Platform consisted of the following properties under lease (square feet and dollars in thousands):

Segment	Number of Properties	Capacity[1]	HCP's Ownership Interest	Joint Venture Investment[2]	Total Revenues	Total Operating Expenses
Medical office[3]	66	3,389 Sq. ft.	20 - 30%	$729,831	$72,421	$30,870
Life science	4	278 Sq. ft.	50 - 63%	144,489	10,881	1,513
Hospital	4	149 Beds	20%	81,383	4,001	963
Total	74			$955,703	$87,303	$33,346

(1) Life science facilities and medical office buildings are measured in square feet.

(2) Represents the joint ventures' carrying amount of real estate and intangibles, after adding back accumulated depreciation and amortization.

(3) During 2010, one MOB was placed into redevelopment; its statistics are not included in the medical office information.

Employees of HCP

At December 31, 2012, we had 149 full-time employees, none of whom are subject to a collective bargaining agreement.

Government Regulation, Licensing and Enforcement

Overview

Our tenants and operators are typically subject to extensive and complex federal, state and local healthcare laws and regulations relating to fraud and abuse practices, government reimbursement, licensure and certificate of need and similar laws governing the operation of healthcare facilities, and we expect that the healthcare industry, in general, will continue to face increased regulation and pressure in the areas of fraud, waste and abuse, cost control, healthcare management and provision of services, among others. These regulations are wide-ranging and can subject our tenants and operators to civil, criminal and administrative sanctions. Affected tenants and operators may find it increasingly difficult to comply with this complex and evolving regulatory environment because of a relative lack of guidance in many areas as certain of our healthcare properties are subject to oversight from several government agencies and the laws may vary from one jurisdiction to another. Changes in laws and regulations and reimbursement enforcement activity and regulatory non-compliance by our tenants and operators can all have a significant effect on their operations and financial condition, which in turn may adversely impact us, as detailed below and set forth under "Risk Factors" in Item 1A.

Based on information primarily provided by our tenants and operators, excluding our medical office segment, at December 31, 2012 we estimate that approximately 18% and 14% of the annualized base rental payments received from our tenants and operators were dependent on Medicare and Medicaid reimbursement, respectively.

The following is a discussion of certain laws and regulations generally applicable to our operators, and in certain cases, to us.

Fraud and Abuse Enforcement

There are various extremely complex federal and state laws and regulations governing healthcare providers' relationships and arrangements and prohibiting fraudulent and abusive practices by such providers. These laws include (i) federal and state false claims acts, which, among other things, prohibit providers from filing false claims or making false statements to receive payment from Medicare, Medicaid or other federal or state healthcare programs, (ii) federal and state anti-kickback and fee-splitting statutes, including the Medicare and Medicaid anti-kickback statute, which prohibit the payment or receipt of remuneration to induce referrals or recommendations of healthcare items or services, (iii) federal and state physician self-referral laws (commonly referred to as the "Stark Law"), which generally prohibit referrals by physicians to entities with which the physician or an immediate family member has a financial relationship, (iv) the federal Civil Monetary Penalties Law, which prohibits, among other things, the knowing presentation of a false or fraudulent claim for certain healthcare services and (v) federal and state privacy laws, including the privacy and security rules contained in the Health Insurance Portability and Accountability Act of 1996, which provide for the privacy and security of personal health information. Violations of healthcare fraud and abuse laws carry civil, criminal and administrative sanctions, including punitive sanctions, monetary penalties, imprisonment, denial of Medicare and Medicaid reimbursement and potential exclusion from Medicare, Medicaid or other federal or state healthcare programs. These laws are enforced by a variety of federal, state and local agencies and can also be enforced by private litigants through, among other things, federal and state false claims acts, which allow private litigants to bring *qui tam* or "whistleblower" actions. Many of our operators and tenants are subject to these laws, and some of them may in the future become the subject of governmental enforcement actions if they fail to comply with applicable laws.

Reimbursement

Sources of revenue for many of our tenants and operators include, among other sources, governmental healthcare programs, such as the federal Medicare program and state Medicaid programs, and non-governmental payors, such as insurance carriers and HMOs. As federal and state governments focus on healthcare reform initiatives, and as the federal government and many states face significant budget deficits, efforts to reduce costs by these payors will likely continue, which may result in reduced or slower growth in reimbursement for certain services provided by some of our tenants and operators.

Healthcare Licensure and Certificate of Need

Certain healthcare facilities in our portfolio are subject to extensive federal, state and local licensure, certification and inspection laws and regulations. In addition, various licenses and permits are required to dispense narcotics, operate pharmacies, handle radioactive materials and operate equipment. Many states require certain healthcare providers to obtain a certificate of need, which requires prior approval for the construction, expansion and closure of certain healthcare facilities. The approval process related to state certificate of need laws may impact some of our tenants' and operators' abilities to expand or change their businesses.

Life Science Facilities

While certain of our life science tenants include some well-established companies, other such tenants are less established and, in some cases, may not yet have a product approved by the Food and Drug Administration or other regulatory authorities for commercial sale. Creating a new pharmaceutical product or medical device requires substantial investments of time and money, in part, because of the extensive regulation of the healthcare industry; it also entails considerable risk of failure in demonstrating that the product is safe and effective and in gaining regulatory approval and market acceptance.

Senior Housing Entrance Fee Communities

Certain of the senior housing facilities mortgaged to or owned by us are operated as entrance fee communities. Generally, an entrance fee is an upfront fee or consideration paid by a resident, a portion of which may be refundable, in exchange for some form of long-term benefit. Some of the entrance fee communities are subject to significant state regulatory oversight, including, for example, oversight of each facility's financial condition, establishment and monitoring of reserve requirements and other financial restrictions, the right of residents to cancel their contracts within a specified period of time, lien rights in favor of the residents, restrictions on change of ownership and similar matters.

Americans with Disabilities Act (the "ADA")

Our properties must comply with the ADA and any similar state or local laws to the extent that such properties are "public accommodations" as defined in those statutes. The ADA may require removal of barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. To date, we have not received any notices of noncompliance with the ADA that have caused us to incur substantial capital expenditures to address ADA concerns. Should barriers to access by persons with disabilities be discovered at any of our properties, we may be directly or indirectly responsible for additional costs that may be required to make facilities ADA-compliant. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations pursuant to the ADA is an ongoing one, and we continue to assess our properties and make modifications as appropriate in this respect.

Environmental Matters

A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare facility operations. These complex federal and state statutes, and their enforcement, involve a myriad of regulations, many of which involve strict liability on the part of the potential offender. Some of these federal and state statutes may directly impact us. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and the owner's or secured lender's liability therefore could exceed or impair the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our revenues. For a description of the risks associated with environmental matters, see "Risk Factors" in Item 1A of this report.

ITEM 1A. Risk Factors

The section below discusses the most significant risk factors that may materially adversely affect our business, results of operations and financial condition.

As set forth below, we believe that the risks facing our company generally fall into the following categories:

- Risks related to our business; and
- Risks related to tax matters, including REIT-related risks.

Risks Related to Our Business

Volatility or disruption in the financial markets may impair our ability to raise capital, obtain new financing or refinance existing obligations and fund real estate and development activities.

The global financial markets recently have experienced pervasive and fundamental disruptions. While these conditions have stabilized since the first quarter of 2009 and the capital markets generally have shown signs of improvement, the sustainability of an economic recovery is uncertain and additional levels of market disruption and volatility could materially adversely impact our ability to raise capital, obtain new financing or refinance our existing obligations as they mature and fund real estate and development activities.

Market volatility could also lead to significant uncertainty in the valuation of our investments and those of our joint ventures, that may result in a substantial decrease in the value of our properties and those of our joint ventures. As a result, we may not be able to recover the carrying amount of such investments and the associated goodwill, if any, which may require us to recognize impairment charges in earnings.

We rely on external sources of capital to fund future capital needs and limitations on our access to such capital could have a materially adverse effect on our ability to meet commitments as they become due or make future investments necessary to grow our business.

We may not be able to fund all future capital needs from cash retained from operations. If we are unable to obtain enough internal capital, we may need to rely on external sources of capital (including debt and equity financing) to fulfill our capital requirements. If we cannot access these external sources of capital, we may not be able to make the investments needed to grow our business and to meet our obligations and commitments as they mature. Our access to capital depends upon a number of factors, some of which we have little or no control over, including but not limited to:

- general availability of credit and market conditions, including rising interest rates and increased borrowing cost;
- the market price of the shares of our equity securities and the credit ratings of our debt and preferred securities;
- the market's perception of our growth potential and our current and potential future earnings and cash distributions;
- our degree of financial leverage and operational flexibility;
- the financial integrity of our lenders, which might impair their ability to meet their commitments to us or their willingness to make additional loans to us, and our inability to replace the financing commitment of any such lender on favorable terms, or at all;
- the stability in the market value of our properties;

- the financial performance and general market perception of our operators, tenants and borrowers;
- changes in the credit ratings on U.S. government debt securities or default or delay in payment by the United States of its obligations; and
- issues facing the healthcare industry, including, but not limited to, healthcare reform and changes in government reimbursement policies.

If our access to capital is limited by these factors or other factors, it could have a material adverse impact on our ability to fund operations, refinance our debt obligations, fund dividend payments, acquire properties and development activities.

Adverse changes in our credit ratings could impair our ability to obtain additional debt and equity financing on favorable terms, if at all, and negatively impact the market price of our securities, including our common stock.

The credit ratings of our senior unsecured debt are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analyses of us. Our credit ratings can affect the amount and type of capital we can access, as well as the terms of any financings we may obtain. There can be no assurance that we will be able to maintain our current credit ratings and in the event that our current credit ratings deteriorate, we would likely incur higher borrowing costs and it may be more difficult or expensive to obtain additional financing or refinance existing obligations and commitments. Also, a downgrade in our credit ratings would trigger additional costs or other potentially negative consequences under our current and future credit facilities and debt instruments.

Our level of indebtedness may increase and materially adversely affect our future operations.

Our outstanding indebtedness as of December 31, 2012 was approximately $8.7 billion. We may incur additional indebtedness in the future, including in connection with the development or acquisition of assets, which may be substantial. Any significant additional indebtedness could negatively affect the credit ratings of our debt and require us to dedicate a substantial portion of our cash flow to interest and principal payments due on our indebtedness. Greater demands on our cash resources may reduce funds available to us to pay dividends, conduct development activities, make capital expenditures and acquisitions, or carry out other aspects of our business strategy. Increased indebtedness can also limit our ability to adjust rapidly to changing market conditions, make us more vulnerable to general adverse economic and industry conditions and create competitive disadvantages for us compared to other companies with relatively lower debt levels. Increased future debt service obligations may limit our operational flexibility, including our ability to finance or refinance our properties, contribute properties to joint ventures or sell properties as needed.

Covenants related to our indebtedness limit our operational flexibility and breaches of these covenants could materially adversely affect our business, results of operations and financial condition.

Our unsecured credit facilities, unsecured debt securities and secured debt and other indebtedness that we may incur in the future, require or will require us to comply with a number of customary financial and other covenants, such as maintaining certain levels of debt service coverage and leverage ratio, tangible net worth requirements and maintaining REIT status. Our continued ability to incur additional debt and to conduct business in general is subject to compliance with these financial and other covenants, which limit our operational flexibility. For example, mortgages on our properties contain customary covenants such as those that limit or restrict our ability, without the consent of the lender, to further encumber or sell the applicable properties, or to replace the applicable tenant or operator. Breaches of certain covenants may result in defaults under the mortgages on our properties and cross-defaults under certain of our other indebtedness, even if we satisfy our payment obligations to the respective obligee. Additionally, defaults under the leases or operating agreements related to mortgaged properties, including defaults associated with the bankruptcy of the applicable tenant or operator, may result in a default under the underlying mortgage and cross-defaults under certain of our other indebtedness. Covenants that limit our operational flexibility as well as defaults under our debt instruments could materially adversely affect our business, results of operations and financial condition.

An increase in interest rates could increase interest cost on new debt, and could materially adversely impact our ability to refinance existing debt, sell assets and limit our acquisition, investment and development activities.

If interest rates increase, so could our interest costs for any new debt. This increased cost could make the financing of any acquisition and development activity more costly. Rising interest rates could limit our ability to refinance existing debt when it matures, or cause us to pay higher interest rates upon refinancing and increase interest expense on refinanced indebtedness. In addition, an increase in interest rates could decrease the amount third parties are willing to pay for our assets, thereby limiting our ability to reposition our portfolio promptly in response to changes in economic or other conditions.

We depend on a limited number of operators and tenants that account for a large percentage of our revenues.

During the year ended December 31, 2012, approximately 48% of our revenues were generated by our leasing or financial arrangements with the following four companies: HCR ManorCare (30%); Emeritus (8%); Sunrise (5%); and Brookdale (5%). The failure, inability or unwillingness of these operators or tenants to meet their obligations to us could materially reduce our cash flow as well as our results of operations, which could in turn reduce the amount of dividends we pay, cause our stock price to decline and have other material adverse effects on our business, results of operations and financial condition.

In addition, any failure by these operators or tenants to effectively conduct their operations or to maintain and improve our properties could adversely affect their business reputation and their ability to attract and retain patients and residents in our properties, which could have a material adverse effect on our business, results of operations and financial condition. These operators and tenants generally have also agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their respective businesses, and we cannot provide any assurance that they will have sufficient assets, income, access to financing and insurance coverage to enable it to satisfy its indemnification obligations.

Economic and other conditions that negatively affect geographic areas to which a greater percentage of our revenue is attributed could materially adversely affect our business, results of operations and financial condition.

For the year ended December 31, 2012, approximately 44% of our revenue was derived from properties located in California (22%), Texas (12%) and Florida (10%). As a result, we are subject to increased exposure to adverse conditions affecting these regions, including downturns in the local economies or changes in local real estate conditions, increased competition or decreased demand, and changes in state-specific legislation, which could adversely affect our business and results of operations.

The bankruptcy, insolvency or financial deterioration of one or more of our major operators or tenants may materially adversely affect our business, results of operations and financial condition.

We lease our properties directly to operators in most cases, and in certain other cases, we lease to third-party tenants who enter into long-term management agreements with operators to manage the properties. Although our leases, financing arrangements and other agreements with our tenants and operators generally provide us the right under specified circumstances to terminate a lease, evict an operator or tenant, or demand immediate repayment of certain obligations to us, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization that may render certain of these remedies unenforceable, or at the least, delay our ability to pursue such remedies. For example, we cannot evict a tenant or operator solely because of its bankruptcy filing. A debtor has the right to assume, or to assume and assign to a third party, or to reject its unexpired contracts in a bankruptcy proceeding. If a debtor were to reject its leases with us, our claim against the debtor for unpaid and future rents would be limited by the statutory cap set forth in the U.S. Bankruptcy Code, which may be substantially less than the remaining rent actually owed under the lease. In addition, the inability of our tenants or operators to make payments or comply with certain other lease obligations may affect our compliance with certain covenants contained in our debt securities, credit facilities and the mortgages on the properties leased or managed by such tenants and operators. In addition, under certain conditions, defaults under the underlying mortgages may result in cross-default under our other indebtedness. Although we believe that we would be able to secure amendments under the applicable agreements in those circumstances, the bankruptcy of an applicable operator or tenant may potentially result in less favorable borrowing terms than currently available, delays in the availability of funding or other material adverse consequences. In addition, many of our facilities are leased to healthcare providers who provide long-term custodial care to the elderly; evicting such operators for failure to pay rent while the facility is occupied may be a difficult and slow process and may not be successful.

Our operators and tenants may not procure the necessary insurance to adequately insure against losses.

Our leases generally require our tenants and operators to secure and maintain comprehensive liability and property insurance that covers us, as well as the tenants and operators. Some types of losses may not be adequately insured by our tenants and operators. Should an uninsured loss or a loss in excess of insured limits occur, we could incur liability or lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenues from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We continually review the insurance maintained by our tenants and operators and believe the coverage provided to be customary for similarly situated companies in our industry. However, we cannot assure you that material uninsured losses, or losses in excess of insurance proceeds, will not occur in the future.

Our operators and tenants are faced with litigation and may experience rising liability and insurance costs.

In some states, advocacy groups have been created to monitor the quality of care at healthcare facilities and these groups have brought litigation against the operators and tenants of such facilities. Also, in several instances, private litigation by patients has succeeded in winning large damage awards for alleged abuses. The effect of this litigation and other potential litigation may materially increase the costs incurred by our operators and tenants for monitoring and reporting quality of care compliance. In addition, their cost of liability and medical malpractice insurance can be significant and may increase so long as the present healthcare litigation environment continues. Cost increases could cause our operators to be unable to make their lease or mortgage payments or fail to purchase the appropriate liability and malpractice insurance, potentially decreasing our revenues and increasing our collection and litigation costs. In addition, as a result of our ownership of healthcare facilities, we may be named as a defendant in lawsuits allegedly arising from the actions of our operators or tenants, for which claims such operators and tenants have agreed to indemnify, defend and hold us harmless from and against, but which may require unanticipated expenditures on our part.

Operators and tenants that fail to comply with the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid, may cease to operate or be unable to meet their financial and other contractual obligations to us.

Certain of our operators and tenants are affected by an extremely complex set of federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. See "Item 1—Business—Government Regulation, Licensing and Enforcement" above. For example, to the extent that any of our operators or tenants receive a significant portion of their revenues from governmental payors, primarily Medicare and Medicaid, such revenues may be subject to:

- statutory and regulatory changes;
- retroactive rate adjustments;
- recovery of program overpayments or set-offs;
- administrative rulings;
- policy interpretations;
- payment or other delays by fiscal intermediaries or carriers;
- government funding restrictions (at a program level or with respect to specific facilities); and
- interruption or delays in payments due to any ongoing governmental investigations and audits at such property.

In recent years, governmental payors have frozen or reduced payments to healthcare providers due to budgetary pressures. Healthcare reimbursement will likely continue to be of significant importance to federal and state authorities. We cannot make any assessment as to the ultimate timing or the effect that any future legislative reforms may have on our operators' and tenants' costs of doing business and on the amount of reimbursement by government and other third-party payors. The failure of any of our operators or tenants to comply with these laws, requirements and regulations could materially adversely affect their ability to meet their financial and contractual obligations to us.

Legislation to address the federal government's projected operating deficit could have a material adverse effect on our operators' liquidity, financial condition or results of operations.

Congress may consider legislation to address the fiscal condition of the United States that may include entitlement reform, tax reform, reductions in domestic discretionary spending, budget sequestration of certain non-defense discretionary federal programs, and an increase in the national debt limit that could have a material adverse effect on our operators' liquidity, financial condition or results of operations. In particular, Congress may consider legislation affecting the funding of entitlement programs such as Medicare, Medicaid and Medicare Advantage Plans that may result in reductions in funding and reimbursements to providers; tax reform that may impact corporate and individual tax rates and retirement plans; and an increase in the federal debt limit that may have an impact on credit markets. Additionally, the Administration may implement proposals under current law or legislation that may be approved by Congress that could modify the delivery of services and benefits under Medicare, Medicaid or Medicare Advantage Plans. Such changes could have a material adverse effect on our operators' liquidity, financial condition or results of operations, which could adversely affect their ability to satisfy their obligations to us and could have a material adverse effect on us.

Operators and tenants that fail to comply with federal, state and local licensure, certification and inspection laws and regulations may cease to operate or be unable to meet their financial and other contractual obligations to us.

Certain of our operators and tenants are subject to extensive federal, state, local and industry-related licensure, certification and inspection laws, regulations and standards. Our operators' or tenants' failure to comply with any of these laws, regulations or standards could result in loss of accreditation, denial of reimbursement, imposition of fines, suspension or decertification from federal and state healthcare programs, loss of license or closure of the facility. For example, certain of our properties may require a license, registration and/or certificate of need to operate. Failure of any operator or tenant to obtain a license, registration or certificate of need, or loss of a required license, registration or certificate of need, would prevent a facility from operating in the manner intended by such operator or tenant. Additionally, failure of our operators and tenants to generally comply with applicable laws and regulations may have an adverse effect on facilities owned by or mortgaged to us, and therefore may materially adversely impact us. See "Item 1—Business—Government Regulation, Licensing and Enforcement—Healthcare Licensure and Certificate of Need" above.

Increased competition, as well as an inability to grow revenues as originally forecast, have resulted and may further result in lower net revenues for some of our operators and tenants and may affect their ability to meet their financial and other contractual obligations to us.

The healthcare industry is highly competitive and can become more competitive in the future. The occupancy levels at, and rental income from, our facilities is dependent on our ability and the ability of our operators and tenants to maintain and increase such levels and income and to compete with entities that have substantial capital resources. These entities compete with other operators and tenants on a number of different levels, including the quality of care provided, reputation, the physical appearance of a facility, price, the range of services offered, family preference, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location and the size and demographics of the population in the surrounding area. Private, federal and state payment programs and the effect of laws and regulations may also have a significant influence on the profitability of the properties and their tenants. Our operators and tenants also compete with numerous other companies providing similar healthcare services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. Such competition, which has intensified due to overbuilding in some segments in which we invest, has caused the occupancy rate of newly constructed buildings to slow and the monthly rate that many newly built and previously existing facilities were able to obtain for their services to decrease. We cannot be certain that the operators and tenants of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Further, many competing companies may have resources and attributes that are superior to those of our operators and tenants. Thus, our operators and tenants may encounter increased competition in the future that could limit their ability to maintain or attract residents or expand their businesses which could materially adversely affect their ability to meet their financial and other contractual obligations to us, potentially decreasing our revenues, impairing our assets, and increasing our collection and dispute costs.

Our tenants in the life science industry face high levels of regulation, expense and uncertainty.

Life science tenants, particularly those involved in developing and marketing pharmaceutical products, are subject to certain unique risks, as follows:

- some of our tenants require significant outlays of funds for the research, development and clinical testing of their products and technologies. If private investors, the government or other sources of funding are unavailable to support such activities, a tenant's business may be adversely affected or fail;

- the research, development, clinical testing, manufacture and marketing of some of our tenants' products require federal, state and foreign regulatory approvals which may be costly or difficult to obtain;
- even after a life science tenant gains regulatory approval and market acceptance, the product may still present significant regulatory and liability risks, including, among others, the possible later discovery of safety concerns, competition from new products, and ultimately the expiration of patent protection for the product;
- our tenants with marketable products may be adversely affected by healthcare reform and the reimbursement policies of government or private healthcare payors; and
- our tenants may be unable to adequately protect their intellectual property under patent, copyright or trade secret laws.

We cannot assure you that our life science tenants will be successful in their businesses. If our tenants' businesses are adversely affected, they may have difficulty making payments to us, which could materially adversely affect our business, results of operations and financial condition.

We may be unable to successfully foreclose on the collateral securing our real estate-related loans, and even if we are successful in our foreclosure efforts, we may be unable to successfully operate, occupy or reposition the underlying real estate, which may adversely affect our ability to recover our investments.

If an operator or tenant defaults under one of our mortgages or mezzanine loans, we may have to foreclose on the loan or protect our interest by acquiring title to the collateral and thereafter making substantial improvements or repairs in order to maximize the property's investment potential. In some cases, as noted above, the collateral consists of the equity interests in an entity that directly or indirectly owns the applicable real property or interests in operating facilities and, accordingly, we may not have full recourse to assets of that entity. Operators, tenants or borrowers may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against our exercise of enforcement or other remedies and/or bring claims for lender liability in response to actions to enforce mortgage obligations. Foreclosure-related costs, high loan-to-value ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage or mezzanine loan upon foreclosure, and we may be required to record valuation allowance for such losses. Even if we are able to successfully foreclose on the collateral securing our real estate-related loans, we may inherit properties for which we may be unable to expeditiously seek tenants or operators, if at all, which would adversely affect our ability to fully recover our investment.

Required regulatory approvals can delay or prohibit transfers of our healthcare facilities.

Transfers of healthcare facilities to successor tenants or operators may be subject to regulatory approvals or ratifications, including, but not limited to, change of ownership approvals under certificate of need laws and Medicare and Medicaid provider arrangements that are not required for transfers of other types of commercial operations and other types of real estate. The replacement of any tenant or operator could be delayed by the regulatory approval process of any federal, state or local government agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. If we are unable to find a suitable replacement tenant or operator upon favorable terms, or at all, we may take possession of a facility, which might expose us to successor liability or require us to indemnify subsequent operators to whom we might transfer the operating rights and licenses, all of which may materially adversely affect our business, results of operations, and financial condition.

Competition may make it difficult to identify and purchase, or develop, suitable healthcare facilities, to grow our investment portfolio.

We face significant competition from other REITs, investment companies, private equity and hedge fund investors, sovereign funds, healthcare operators, lenders, developers and other institutional investors, some of whom may have greater resources and lower costs of capital than we do. Increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our business goals and could improve the bargaining power of property owners seeking to sell, thereby impeding our investment, acquisition and development activities. If we cannot capitalize on our development pipeline, identify and purchase a sufficient quantity of healthcare facilities at favorable prices or if we are unable to finance acquisitions on commercially favorable terms, our business, results of operations and financial condition may be materially adversely affected.

We may be required to incur substantial renovation costs to make certain of our healthcare properties suitable for other operators and tenants.

Healthcare facilities are typically highly customized and may not be easily adapted to non-healthcare-related uses. The improvements generally required to conform a property to healthcare use, such as upgrading electrical, gas and plumbing infrastructure, are costly and at times tenant-specific. A new or replacement operator or tenant may require different features in a property, depending on that operator's or tenant's particular operations. If a current operator or tenant is unable to pay rent and vacates a property, we may incur substantial expenditures to modify a property before we are able to secure another operator or tenant. Also, if the property needs to be renovated to accommodate multiple operators or tenants, we may incur substantial expenditures before we are able to re-lease the space. These expenditures or renovations may materially adversely affect our business, results of operations and financial condition.

We face additional risks associated with property development that can render a project less profitable or not profitable at all and, under certain circumstances, prevent completion of development activities once undertaken.

Large-scale, ground-up development of healthcare properties presents additional risks for us, including risks that:

- a development opportunity may be abandoned after expending significant resources resulting in the loss of deposits or failure to recover expenses already incurred;
- the development and construction costs of a project may exceed original estimates due to increased interest rates and higher materials, transportation, labor, leasing or other costs, which could make the completion of the development project less profitable;
- construction and/or permanent financing may not be available on favorable terms or at all;
- the project may not be completed on schedule, which can result in increases in construction costs and debt service expenses as a result of a variety of factors that are beyond our control, including natural disasters, labor conditions, material shortages, regulatory hurdles, civil unrest and acts of war; and
- occupancy rates and rents at a newly completed property may not meet expected levels and could be insufficient to make the property profitable.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our use of joint ventures may limit our flexibility with jointly owned investments.

We have and may continue in the future to develop and/or acquire properties in joint ventures with other persons or entities when circumstances warrant the use of these structures. Our participation in joint ventures is subject to risks that may not be present with other methods of ownership, including:

- we could experience an impasse on certain decisions because we do not have sole decision-making authority, which could require us to expend additional resources on resolving such impasses or potential disputes, including litigation or arbitration;
- our joint venture partners could have investment goals that are not consistent with our investment objectives, including the timing, terms and strategies for any investments;
- our ability to transfer our interest in a joint venture to a third party may be restricted;
- our joint venture partners might become bankrupt, fail to fund their share of required capital contributions or fail to fulfill their obligations as a joint venture partner, which may require us to infuse our own capital into the venture on behalf of the partner despite other competing uses for such capital; and
- our joint venture partners may have competing interests in our markets that could create conflict of interest issues.

From time to time, we acquire other companies and if we are unable to successfully integrate these operations, our business, results of operations and financial condition may be materially adversely affected.

Acquisitions require the integration of companies that have previously operated independently. Successful integration of the operations of these companies depends primarily on our ability to consolidate operations, systems, procedures, properties and personnel and to eliminate redundancies and costs. We may encounter difficulties in these integrations. Potential difficulties associated with acquisitions include the loss of key employees, the disruption of our ongoing business or that of the acquired entity, possible inconsistencies in standards, controls, procedures and policies and the assumption of unexpected liabilities, including:

- liabilities relating to the clean-up or remediation of undisclosed environmental conditions;
- unasserted claims of vendors or other persons dealing with the seller;
- liabilities, claims and litigation, whether or not incurred in the ordinary course of business, relating to periods prior to our acquisition;
- claims for indemnification by general partners, directors, officers and others indemnified by the seller; and
- liabilities for taxes relating to periods prior to our acquisition.

In addition, the acquired companies and their properties may fail to perform as expected, including in respect of estimated cost savings. Inaccurate assumptions regarding future rental or occupancy rates could result in overly optimistic estimates of future revenues. Similarly, we may underestimate future operating expenses or the costs necessary to bring properties up to standards established for their intended use. If we have difficulties with any of these areas, or if we later discover additional liabilities or experience unforeseen costs relating to our acquired companies, we might not achieve the economic benefits we expect from our acquisitions, and this may materially adversely affect our business, results of operations and financial condition.

From time to time we have made, and in the future we may seek to make, one or more material acquisitions, which may involve the expenditure of significant funds.

We regularly review potential transactions in order to maximize shareholder value and believe that currently there are available a number of acquisition opportunities that would be complementary to our business, given the recent industry consolidation trend. In connection with our review of such transactions, we regularly engage in discussions with potential acquisition candidates, some of which are material. Any future acquisitions could require the issuance of securities, the incurrence of debt, assumption of contingent liabilities or incurrence of significant expenditures, any of which could materially adversely impact our business, financial condition or results of operations. In addition, the financing required for such acquisitions may not be available on commercially favorable terms or at all.

Loss of our key personnel could temporarily disrupt our operations and adversely affect us.

We are dependent on the efforts of our executive officers, and competition for these individuals is intense. Although our chief executive officer, chief financial officer, chief investment officer and general counsel have employment agreements with us, we cannot assure you that they will remain employed with us. The loss or limited availability of the services of any of our executive officers, or our inability to recruit and retain qualified personnel in the future, could, at least temporarily, have a material adverse effect on our business, results of operations and financial condition and be negatively perceived in the capital markets.

Unfavorable resolution of litigation matters and disputes, could have a material adverse effect on our financial condition.

From time to time, we are involved in legal proceedings, lawsuits and other claims. We may also be named as defendants in lawsuits allegedly arising out of our actions or the actions of our operators and tenants in which such operators and tenants have agreed to indemnify, defend and hold us harmless from and against various claims, litigation and liabilities arising in connection with their respective businesses. An unfavorable resolution of litigation may have a material adverse effect on our business, results of operations and financial condition. Regardless of its outcome, litigation may result in substantial costs and expenses and significantly divert the attention of management. There can be no assurance that we will be able to prevail in, or achieve a favorable settlement of, litigation. In addition, litigation, government proceedings or environmental matters could lead to increased costs or interruption of our normal business operations.

We may experience uninsured or underinsured losses, which could result in a significant loss of the capital we have invested in a property, decrease anticipated future revenues or cause us to incur unanticipated expense.

We maintain comprehensive insurance coverage on our properties with terms, conditions, limits and deductibles that we believe are adequate and appropriate given the relative risk and costs of such coverage, and we continually review the insurance maintained by us. However, a large number of our properties are located in areas exposed to earthquake, windstorm, flood and other natural disasters and may be subject to other losses. In particular, our life science portfolio is concentrated in areas known to be subject to earthquake activity. While we purchase insurance for earthquake, windstorm, flood and other natural disasters that we believe is adequate in light of current industry practice and analysis prepared by outside consultants, there is no assurance that such insurance will fully cover such losses. These losses can decrease our anticipated revenues from a property and result in the loss of all or a portion of the capital we have invested in a property. The insurance market for such exposures can be very volatile and we may be unable to purchase the limits and terms we desire on a commercially reasonable basis in the future. In addition, there are certain exposures where insurance is not purchased as we do not believe it is economically feasible to do so or where there is no viable insurance market.

Environmental compliance costs and liabilities associated with our real estate related investments may materially impair the value of those investments.

Under various federal, state and local laws, ordinances and regulations, as a current or previous owner of real estate, we may be required to investigate and clean up certain hazardous or toxic substances or petroleum released at a property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by the third parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and the costs it incurs in connection with the contamination. Although we (i) currently carry environmental insurance on our properties in an amount and subject to deductibles that we believe are commercially reasonable, and (ii) generally require our operators and tenants to undertake to indemnify us for environmental liabilities they cause, such liabilities could exceed the amount of our insurance, the financial ability of the tenant or operator to indemnify us or the value of the contaminated property. The presence of contamination or the failure to remediate contamination may materially adversely affect our ability to sell or lease the real estate or to borrow using the real estate as collateral. As the owner of a site, we may also be held liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site. Although we are generally indemnified by the current operators or tenants of our properties for contamination caused by them, these indemnities may not adequately cover all environmental costs. We may also experience environmental liabilities arising from conditions not known to us.

The impact of the comprehensive healthcare regulation enacted in 2010 on us and operators and tenants cannot accurately be predicted.

Legislative proposals are introduced or proposed in Congress and in some state legislatures each year that would affect major changes in the healthcare system, either nationally or at the state level. Notably, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, along with the Health Care and Education Reconciliation Act of 2010 (collectively, the "Affordable Care Act"). The passage of the Affordable Care Act has resulted in comprehensive reform legislation that is expected to expand healthcare coverage to millions of currently uninsured people beginning in 2014 and provide for significant changes to the U.S. healthcare system over the next ten years. To help fund this expansion, the Affordable Care Act outlines certain reductions in Medicare reimbursements for various healthcare providers, including long-term acute care hospitals and skilled nursing facilities, as well as certain other changes to Medicare payment methodologies. This comprehensive healthcare legislation provides for extensive future rulemaking by regulatory authorities, and also may be altered or amended. We cannot accurately predict whether any pending legislative proposals will be adopted or, if adopted, what effect, if any, these proposals would have on our operators and tenants and, thus, our business. Similarly, while we can anticipate that some of the rulemaking that will be promulgated by regulatory authorities will affect our operators and tenants and the manner in which they are reimbursed by the federal healthcare programs, we cannot accurately predict today the impact of those regulations on our operators and tenants and thus on our business.

The Supreme Court's decision upholding the constitutionality of the individual mandate while striking down the provisions linking federal funding of state Medicaid programs with a federally mandated expansion of those programs has not reduced the uncertain impact that the law will have on healthcare delivery systems over the next decade. We can expect that the federal authorities will continue to implement the law, but, because of the Court's mixed ruling, the implementation will take longer than originally expected, with a commensurate increase in the period of uncertainty regarding the law's full long term financial impact on the delivery of and payment for healthcare.

Risk Related to Tax, including REIT-Related risks

Loss of our tax status as a REIT would substantially reduce our available funds and would have material adverse consequences for us and the value of our common stock.

Qualification as a REIT involves the application of numerous highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the "Code"), for which there are only limited judicial and administrative interpretations, as well as the determination of various factual matters and circumstances not entirely within our control. We intend to continue to operate in a manner that enables us to qualify as a REIT. However, our qualification and taxation as a REIT depend upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code. For example, to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must make distributions to our stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions could change the tax laws or interpretations of the tax laws regarding qualification as a REIT, or the federal income tax consequences of that qualification, in a manner that is materially adverse to our stockholders. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT.

If we lose our REIT status, we will face serious tax consequences that will substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and to make distributions to stockholders. If we fail to qualify as a REIT:

- we will not be allowed a deduction for distributions to stockholders in computing our taxable income;
- we will be subject to corporate-level income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates;
- we could be subject to increased state and local income taxes; and
- unless we are entitled to relief under relevant statutory provisions, we will be disqualified from taxation as a REIT for the four taxable years following the year during which we fail to qualify as a REIT.

As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital and could materially adversely affect the value of our common stock.

We could have potential deferred and contingent tax liabilities from corporate acquisitions that could limit, delay or impede future sales of our properties.

If, during the ten-year period beginning on the date we acquire certain companies, we recognize gain on the disposition of any property acquired, then, to the extent of the excess of (i) the fair market value of such property as of the acquisition date over (ii) our adjusted income tax basis in such property as of that date, we will be required to pay a corporate-level federal income tax on this gain at the highest regular corporate rate. There can be no assurance that these triggering dispositions will not occur, and these requirements could limit, delay or impede future sales of our properties.

In addition, the IRS may assert liabilities against us for corporate income taxes for taxable years prior to the time that we acquire certain companies, in which case we will owe these taxes plus interest and penalties, if any.

There are uncertainties relating to the calculation of non-REIT tax earnings and profits ("E&P") in certain acquisitions, which may require us to distribute E&P.

In order to remain qualified as a REIT, we are required to distribute to our stockholders all of the accumulated non-REIT E&P of certain companies that we acquire, prior to the close of the first taxable year in which the acquisition occurs. Failure to make such E&P distributions would result in our disqualification as a REIT. The determination of the amount to be distributed in such E&P distributions is a complex factual and legal determination. We may have less than complete information at the time we undertake our analysis, or we may interpret the applicable law differently from the IRS. We currently believe that we have satisfied the requirements relating to such E&P distributions. There are, however, substantial uncertainties relating to the determination of E&P, including the possibility that the IRS could successfully assert that the taxable income of the companies acquired should be increased, which would increase our non-REIT E&P. Moreover, an audit of the acquired company following our acquisition could result in an increase in accumulated non-REIT E&P, which could require us to pay an additional taxable distribution to our then-existing stockholders, if we qualify under rules for curing this type of default, or could result in our disqualification as a REIT.

Thus, we might fail to satisfy the requirement that we distribute all of our non-REIT E&P by the close of the first taxable year in which the acquisition occurs. Moreover, although there are procedures available to cure a failure to distribute all of our E&P, we cannot now determine whether we will be able to take advantage of these procedures or the economic impact on us of doing so.

Our charter contains ownership limits with respect to our common stock and other classes of capital stock.

Our charter contains restrictions on the ownership and transfer of our common stock and preferred stock that are intended to assist us in preserving our qualification as a REIT. Under our charter, subject to certain exceptions, no person or entity may own, actually or constructively, more than 9.8% (by value or by number of shares, whichever is more restrictive) of the outstanding shares of our common stock or any class or series of our preferred stock.

Additionally, our charter has a 9.9% ownership limitation on the direct or indirect ownership of our voting shares, which may include common stock or other classes of capital stock. Our Board of Directors, in its sole discretion, may exempt a proposed transferee from either ownership limit. The ownership limits may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or might otherwise be in the best interests of our stockholders.

We are subject to certain provisions of Maryland law and our charter relating to business combinations.

The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in business combinations, including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding voting stock of a Maryland corporation. Unless our Board of Directors takes action to exempt us, generally or with respect to certain transactions, from this statute in the future, the Maryland Business Combination Act will be applicable to business combinations between us and other persons.

In addition to the restrictions on business combinations contained in the Maryland Business Combination Act, our charter also contains restrictions on business combinations. Our charter requires that, except in certain circumstances, "business combinations," including a merger or consolidation, and certain asset transfers and issuances of securities, with a "related person," including a beneficial owner of 10% or more of our outstanding voting stock, be approved by the affirmative vote of the holders of at least 90% of our outstanding voting stock.

The restrictions on business combinations provided under Maryland law and contained in our charter may delay, defer or prevent a change of control or other transaction even if such transaction involves a premium price for our common stock or our stockholders believe that such transaction is otherwise in their best interests.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

We are organized to invest in income-producing healthcare-related facilities. In evaluating potential investments, we consider a multitude of factors, including:

- Location, construction quality, age, condition and design of the property;
- Geographic area, proximity to other healthcare facilities, type of property and demographic profile;
- Whether the expected risk-adjusted return exceeds our cost of capital;
- Whether the rent or operating income provides a competitive market return to our investors;
- Duration, rental rates, operator and tenant quality and other attributes of in-place leases, including master lease structures;
- Current and anticipated cash flow and its adequacy to meet our operational needs;
- Availability of security such as letters of credit, security deposits and guarantees;
- Potential for capital appreciation;
- Expertise and reputation of the operator or tenant;
- Occupancy and demand for similar healthcare facilities in the same or nearby communities;
- The mix of revenues generated at healthcare facilities between privately-paid and government reimbursed;
- Availability of qualified operators or property managers and whether we can manage the property;
- Potential alternative uses of the facilities;
- The regulatory and reimbursement environment in which the properties operate;
- Tax laws related to REITs;
- Prospects for liquidity through financing or refinancing; and
- Our access to and cost of capital.

The following summarizes our property and direct financing lease ("DFL") investments as of and for the year ended December 31, 2012 (square feet and dollars in thousands).

Facility Location	Number of Facilities	Capacity[1]	Gross Asset Value[2]	Rental Revenues[3]	Operating Expenses
Senior housing—real estate:		(Units)			
Texas	40	6,380	$ 776,522	$ 84,795	$ 22,197
California	36	4,026	694,429	72,675	10,333
Florida	34	4,676	640,196	89,339	30,747
Oregon	27	2,180	322,705	4,695	44
Illinois	14	1,768	316,304	44,849	17,130
Virginia	11	1,403	285,046	20,868	58
Washington	20	1,433	235,802	11,159	1
Colorado	7	1,070	211,732	17,584	—
New Jersey	8	803	176,773	12,818	32
Georgia	19	1,107	160,997	4,162	90
Other (31 States)	132	12,738	1,882,362	142,919	13,778
	348	37,584	5,702,868	505,863	94,410
Senior housing—DFLs[4]:					
Maryland	13	1,113	248,606	20,527	—
New Jersey	8	679	186,896	15,214	104
Illinois	10	944	173,889	14,751	—
Florida	14	1,203	157,434	13,072	63
Pennsylvania	10	805	142,846	12,119	—
Ohio	11	980	138,588	11,349	30
Other (12 States)	27	2,361	409,493	33,186	55
	93	8,085	1,457,752	120,218	252
Total senior housing	441	45,669	$ 7,160,620	$ 626,081	$ 94,662
Post-acute/skilled nursing—real estate:		(Beds)			
Virginia	9	934	$ 58,376	$ 6,853	$ —
Indiana	8	892	46,972	7,903	—
Ohio	8	1,047	43,023	7,727	20
Nevada	2	267	13,837	2,778	—
Colorado	2	240	13,800	1,673	—
Other (10 States)	15	1,727	54,409	10,453	(97)
	44	5,107	230,417	37,387	(77)
Post-acute/skilled nursing—DFLs[4]:					
Pennsylvania	43	6,981	1,206,920	114,510	—
Illinois	26	3,472	700,148	64,133	—
Ohio	44	5,237	638,718	59,666	133
Michigan	27	3,345	577,342	52,093	—
Florida	27	3,557	543,556	50,503	10
Other (24 States)	101	13,839	1,756,957	160,950	320
	268	36,431	5,423,641	501,855	463
Total post-acute/skilled nursing	312	41,538	$ 5,654,058	$ 539,242	$ 386

Facility Location	Number of Facilities	Capacity[1]	Gross Asset Value[2]	Rental Revenues[3]	Operating Expenses
Life science:		*(Sq. Ft.)*			
California	98	6,256	$ 3,031,260	$ 273,704	$ 51,115
Utah	10	669	114,480	15,479	2,008
North Carolina	1	77	6,023	481	50
Total life science	109	7,002	$ 3,151,763	$ 289,664	$ 53,173
Medical office:		*(Sq. Ft.)*			
Texas	47	4,265	$ 666,522	$ 98,018	$ 44,420
Utah	28	1,292	191,608	21,437	5,997
California	14	788	191,240	26,473	13,330
Colorado	16	1,080	186,376	26,860	10,728
Tennessee	17	1,486	158,156	27,342	10,752
Washington	6	651	154,137	29,110	10,550
Other (21 States and Mexico)	79	4,712	817,991	105,571	36,487
Total medical office	207	14,274	$ 2,366,030	$ 334,811	$132,264
Hospital:		*(Beds)*			
Texas	4	959	$ 213,506	$ 29,806	$ 3,511
California	2	185	123,556	16,683	6
Georgia	2	274	77,948	11,644	5
North Carolina	1	355	72,500	7,815	16
Florida	1	199	62,450	7,790	—
Other (6 States)	7	438	81,895	10,755	(25)
Total hospital	17	2,410	$ 631,855	$ 84,493	$ 3,513
Total properties	1,086		$18,964,326	$1,874,291	$283,998

(1) Senior housing facilities are measured in units (e.g. studio, one or two bedroom apartments). Life science facilities and MOBs are measured in square feet. SNFs and hospitals are measured in licensed bed count.

(2) Represents gross real estate and the carrying value of DFLs. Gross real estate represents the carrying amount of real estate after adding back accumulated depreciation and amortization.

(3) Rental revenues represent the combined amount of rental and related revenues, tenant recoveries, resident fees and services and income from direct financing leases.

(4) Represents leased properties that are classified as DFLs.

The following table summarizes occupancy and average annual rent trends for our owned portfolio for the years ended December 31, (square feet in thousands):

	2012	2011	2010	2009	2008
Senior housing[1]:					
Average annual rent per unit[2]	$13,059	$12,887	$12,656	$11,918	$12,530
Average capacity (units)[3]	37,089	33,911	24,453	24,209	24,143
Post-acute/skilled nursing[1]:					
Average annual rent per bed[2]	$11,624	$11,140	$ 6,885	$ 6,817	$ 6,537
Average capacity (beds)[3]	39,856	30,565	5,063	5,041	5,043
Life science:					
Average occupancy percentage	90%	90%	89%	91%	87%
Average annual rent per square foot[2]	$ 45	$ 44	$ 44	$ 43	$ 37
Average occupied square feet[3]	6,250	6,076	5,740	5,554	5,362
Medical office:					
Average occupancy percentage	91%	91%	91%	91%	90%
Average annual rent per square foot[2]	$ 27	$ 26	$ 26	$ 26	$ 25
Average occupied square feet[3]	12,295	11,865	11,583	11,577	11,719
Hospital[1]:					
Average annual rent per bed[2]	$34,236	$33,499	$32,710	$29,825	$33,357
Average capacity (beds)[3]	2,410	2,410	2,399	2,376	2,392

(1) Senior housing includes average units of 5,008 and 1,672 for the years ended December 31, 2012 and 2011, respectively, that are in a RIDEA structure in which resident occupancy impacts our annual revenue. The average resident occupancy for these units was 86% and 88% for the years ended December 31, 2012 and 2011, respectively. All other senior housing, post-acute/skilled nursing and hospital facilities are generally leased to single tenants under triple-net lease structures for each of the periods reported, for which these facilities were or approximately 100% leased.

(2) Average annual rent per unit/square feet is presented as a ratio of revenues comprised of rental and related revenues, tenant recoveries and income from direct financing leases divided by the average capacity or average occupied square feet of the facilities and annualized for mergers and acquisitions for the year in which they occurred. Average annual rent for leased properties (including DFLs) exclude termination fees and non-cash revenue adjustments (i.e., straight-line rents, amortization of above and below market lease intangibles and DFL interest accretion). Average annual rent for operating properties operated under a RIDEA structure is calculated based on NOI divided by the average capacity of the facilities.

(3) Capacity for senior housing facilities is measured in units (e.g., studio, one or two bedroom units). Capacity for post-acute/ skilled nursing and hospitals is measured in licensed bed count. Capacity for life science facilities and MOBs is measured in square feet. Average capacity for senior housing, post-acute/skilled nursing and hospitals is as reported by the respective tenants or operators for the twelve month period and one quarter in arrears from the periods presented.

Development Properties

The following table sets forth the properties owned by us in our life science, medical office and hospital segments as of December 31, 2012 that are currently under development or redevelopment (dollars in thousands):

Name of Project	Location	Estimated/ Actual Completion Date[1]	Total Investment To Date[2]	Estimated Total Investment
Life science:				
2019 Stierlin Ct	Mountain View, CA	1Q 2013	$ 17,860	$ 21,298
Durham Research Lab	Durham, NC	3Q 2013	13,068	25,851
Carmichael[3]	Durham, NC	3Q 2013	3,737	16,397
1030 Massachusetts Avenue	Cambridge, MA	2Q 2014	35,833	39,992
Ridgeview	Poway, CA	2Q 2014	11,430	22,937
Medical office:				
Westpark Plaza[4]	Plano, TX	2Q 2013	10,537	13,585
Innovation Drive	San Diego, CA	4Q 2013	29,327	33,689
Alaska[4]	Anchorage, AK	4Q 2013	8,553	11,763
Folsom	Sacramento, CA	2Q 2014	33,360	39,251
Hospital:				
Fresno[5]	Fresno, CA	1Q 2013	14,708	21,324
			$178,413	$246,087

(1) For development projects, management's estimate of the date the core and shell structure improvements are expected to be completed. For redevelopment projects, management's estimate of the time in which major construction activity in relation to the scope of the project has been substantially completed. There are no assurances that any of these projects will be completed on schedule or within estimated amounts.

(2) Investment-to-date of $178 million includes the following: (i) $81 million in development costs and construction in progress, (ii) $71 million of buildings and (iii) $26 million of land. Development costs and construction in progress of $237 million presented on the Company's consolidated balance sheet at December 31, 2012, includes the following: (i) $81 million of costs for development projects in process noted above; (ii) $102 million of costs for land held for development; and (iii) $54 million for tenant and other facility related improvement projects in process.

(3) Represents approximately 33% of the Carmichael facility in redevelopment. The balance of the facility remains in operations.

(4) Represents approximately 70% and 50% of the Westpark Plaza and Alaska MOBs, respectively. The balance of the MOBs were placed in service during 2012.

(5) Represents approximately 25% of the Fresno hospital placed in redevelopment in March 2011. The balance of the hospital remains in operations.

Tenant Lease Expirations

The following table shows tenant lease expirations, including those related to direct financing leases ("DFLs"), for the next 10 years and thereafter at our leased properties, assuming that none of the tenants exercise any of their renewal options, see "Tenant Purchase Options" section of Note 12 to the Consolidated Financial Statements for additional information on leases subject to purchase options (dollars in thousands):

		Expiration Year										
Segment	**Total**	**2013[1]**	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**Thereafter**
Senior housing[2]:												
Properties	420	—	5	1	15	11	47	10	35	16	3	277
Base rent[3]	$ 525,368	$ —	$ 5,091	$ 209	$23,003	$19,106	$ 89,796	$14,486	$ 55,314	$17,724	$ 2,938	$297,701
% of segment base rent	100	—	1	—	4	4	17	3	10	3	1	57
Post-acute/skilled:												
Properties	312	—	9	1	1	9	2	12	5	—	4	269
Base rent[3]	$ 466,770	$ —	$ 7,197	$ 450	$ 320	$ 8,607	$ 1,111	$10,403	$ 5,352	$ —	$ 3,086	$430,244
% of segment base rent	100	—	2	—	—	2	—	2	1	—	1	92
Life science:												
Square feet	6,392	410	355	691	259	819	601	121	936	557	280	1,363
Base rent[3]	$ 232,608	$10,174	$10,696	$23,452	$ 6,812	$27,494	$ 25,768	$ 4,147	$ 42,291	$31,619	$ 8,391	$ 41,764
% of segment base rent	100	4	5	10	3	12	11	2	18	13	4	18
Medical office:												
Square feet	13,131	2,385	1,783	1,589	1,309	1,568	1,187	851	895	394	538	632
Base rent[3]	$ 287,621	$50,131	$40,661	$35,744	$27,261	$34,789	$ 24,057	$18,450	$ 20,837	$ 9,472	$12,151	$ 14,068
% of segment base rent	100	18	14	13	10	12	8	6	7	3	4	5
Hospital:												
Properties	17	1	3	—	—	2	—	5	—	1	1	4
Base rent[3]	$ 67,699	$ 2,611	$16,018	$ —	$ —	$ 4,776	$ —	$ 7,113	$ —	$ 825	$ 3,575	$ 32,781
% of segment base rent	100	4	24	—	—	7	—	11	—	1	5	48
Total:												
Base rent[3]	$1,580,066	$62,916	$79,663	$59,855	$57,396	$94,772	$140,732	$54,599	$123,794	$59,640	$30,141	$816,558
% of total base rent	100	4	5	4	4	6	9	3	8	4	2	51

(1) Includes month-to-month leases.

(2) Excludes 21 facilities with annualized NOI of $49.6 million operated under a RIDEA structure.

(3) The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from direct financing leases annualized for 12 months. Base rent does not include tenant recoveries, additional rents in excess of floors and non-cash revenue adjustments (i.e., straight-line rents, amortization of above and below market lease intangibles, DFL interest accretion and deferred revenues).

The following is a graphical presentation of our total tenant lease expirations (as presented above) for the next 10 years and thereafter at our leased properties, assuming that none of the tenants exercise any of their renewal options (dollars in millions):

Total Lease Expirations Graph



Base Rent
$1,000
$800
$600
$400
$200
$0
Lease Expirations
60%
50%
40%
30%
20%
10%
0%
4%
5%
4%
4%
6%
9%
3%
8%
4%
2%
51%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Thereafter

We specifically incorporate by reference into this section the information set forth in Schedule III: Real Estate and Accumulated Depreciation, included in this report.

ITEM 3. Legal Proceedings

We are involved from time-to-time in legal proceedings that arise in the ordinary course of our business, including, but not limited to commercial disputes, environmental matters, and litigation in connection with transactions including acquisitions and divestitures. We believe that such existing legal proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

See litigation matter under the heading "Legal Proceedings" of Note 12 to the Consolidated Financial Statements for information regarding legal proceedings, which information is incorporated by reference in this Item 3.

ITEM 4. Mine Safety Disclosures

None.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange. Set forth below for the fiscal quarters indicated are the reported high and low sales prices per share of our common stock on the New York Stock Exchange.

	2012		2011		2010	
	High	Low	High	Low	High	Low
First Quarter	$42.75	$38.72	$38.29	$35.81	$34.37	$26.70
Second Quarter	44.15	37.81	40.75	35.00	34.50	28.53
Third Quarter	47.75	43.59	38.23	28.76	38.05	31.08
Fourth Quarter	46.15	43.31	41.98	32.66	37.65	31.87

At February 1, 2013, we had approximately 11,298 stockholders of record and there were approximately 188,236 beneficial holders of our common stock.

It has been our policy to declare quarterly dividends to the common stockholders so as to comply with applicable provisions of the Code governing REITs. The cash dividends per share paid on common stock are set forth below:

	2012	2011	2010
First Quarter	$0.50	$0.48	$0.465
Second Quarter	0.50	0.48	0.465
Third Quarter	0.50	0.48	0.465
Fourth Quarter	0.50	0.48	0.465
Total	$2.00	$1.92	$ 1.86

On January 25, 2013, we announced that our Board of Directors declared a quarterly common stock cash dividend of $0.525 per share. The common stock dividend will be paid on February 19, 2013 to stockholders of record as of the close of business on February 4, 2013.

Recent Sales of Unregistered Securities

On December 11, 2012, we issued 194,374 shares of our common stock upon the redemption of 194,374 non-managing member units of our subsidiary, HCP DR Alabama, LLC ("HCP Alabama"), to a non-managing member of HCP Alabama. On December 18, 2012, we issued 540 shares of our common stock upon the redemption of 270 non-managing member units of our subsidiary, HCPI/ Utah II, LLC ("Utah II"), to four transferees of a non-managing member of Utah II. In each case, the shares of our common stock were issued in a private placement to an accredited investor pursuant to Section 4(2) of the Securities Act of 1933, as amended. We did not receive any cash proceeds from the issuance of shares of our common stock upon redemption of the non-managing member units of HCP Alabama or Utah II, although we did acquire non-managing member units of each subsidiary in exchange for the shares of common stock we issued upon redemption of the units.

Issuer Purchases of Equity Securities

The table below sets forth the information with respect to purchases of our common stock made by or on our behalf during the quarter ended December 31, 2012.

ISSUER PURCHASES OF EQUITY SECURITIES

Period Covered	Total Number Of Shares Purchased[1]	Average Price Paid Per Share	Total Number Of Shares Purchased As Part Of Publicly Announced Plans Or Programs	Maximum Number (Or Approximate Dollar Value) Of Shares That May Yet Be Purchased Under The Plans Or Programs
November 1-30, 2012	233	$44.01	—	—
December 1-31, 2012	165,038	45.16	—	—
Total	165,271	45.16	—	—

(1) Represents restricted shares withheld under our 2006 Performance Incentive Plan (the "2006 Incentive Plan"), to offset tax withholding obligations that occur upon vesting of restricted shares. Our 2006 Incentive Plan provides that the value of the shares withheld shall be the closing price of our common stock on the date the relevant transaction occurs.

Stock Price Performance Graph

The graph below compares the cumulative total return of HCP, the S&P 500 Index and the Equity REIT Index of the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), from January 1, 2008 to December 31, 2012. Total return assumes quarterly reinvestment of dividends before consideration of income taxes.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG S&P 500, EQUITY REITS AND HCP, Inc.
RATE OF RETURN TREND COMPARISON
JANUARY 1, 2008–DECEMBER 31, 2012
(JANUARY 1, 2008 = 100)
Stock Price Performance Graph Total Return


$150
$100
$50
$0
01/01/08
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Equity REIT Index
S &P 500
HCP

Assumes $100 invested January 1, 2008 in HCP, S&P 500 Index and NAREIT Equity REIT Index.

ITEM 6. Selected Financial Data

Set forth below is our selected financial data as of and for each of the years in the five year period ended December 31, 2012.

	Year Ended December 31,[1][2]				
	2012	2011[3]	2010	2009[3]	2008
	(Dollars in thousands, except per share data)				
Income statement data:					
Total revenues	$ 1,900,722	$ 1,712,096	$ 1,240,206	$ 1,133,618	$ 1,123,977
Income from continuing operations	812,884	547,338	315,346	97,732	223,019
Net income applicable to common shares	812,289	515,302	307,498	109,069	425,368
Income from continuing operations applicable to common shares:					
Basic earnings per common share	1.83	1.28	0.91	0.22	0.75
Diluted earnings per common share	1.83	1.28	0.91	0.22	0.75
Net income applicable to common shares:					
Basic earnings per common share	1.90	1.29	1.01	0.40	1.79
Diluted earnings per common share	1.90	1.29	1.00	0.40	1.79
Balance sheet data:					
Total assets	19,915,555	17,408,475	13,331,923	12,209,735	11,849,826
Debt obligations[4]	8,693,820	7,722,619	4,646,345	5,656,143	5,937,456
Total equity	10,753,777	9,220,622	8,146,047	5,958,609	5,407,840
Other data:					
Dividends paid	865,306	787,689	590,735	517,072	457,643
Dividends paid per common share	2.00	1.92	1.86	1.84	1.82

(1) Reclassification, presentation and certain computational changes have been made for the results of properties sold or held-for-sale reclassified to discontinued operations.

(2) The following are acquisitions that had a meaningful impact on our financial position and results of operations in the years in which they closed and thereafter:

- During the fourth quarter of 2012, we acquired 129 senior housing communities from the Blackstone JV.
- On June 28, 2012, we made an investment in senior unsecured notes as part of Terra Firma's acquisition of Four Seasons Health Care.
- On April 7, 2011, we completed our acquisition of substantially all of the real estate assets of HCR ManorCare, which includes the settlement of our HCR ManorCare debt investments discussed below.
- On January 14, 2011, we acquired our partner's 65% interest in HCP Ventures II, a joint venture that owned 25 senior housing facilities, becoming the sole owner of the portfolio.
- On August 3, 2009, we purchased a participation in the first mortgage debt of HCR ManorCare.

(3) On November 9, 2011, we entered into an agreement with Ventas, Inc. ("Ventas") to settle all remaining claims relating to Ventas's litigation against HCP arising out of Ventas's 2007 acquisition of Sunrise Senior Living REIT. We paid $125 million to Ventas, which was recorded as litigation settlement expense for the year ended December 31, 2011. On September 4, 2009, a jury returned a verdict in favor of Ventas in an action brought against us. The jury awarded Ventas approximately $102 million in compensatory damages, which we recorded as a litigation provision expense during the year ended December 31, 2009.

(4) Includes bank line of credit, bridge and term loans, senior unsecured notes, mortgage and other secured debt, and other debt.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Language Regarding Forward-Looking Statements

Statements in this Annual Report on Form 10-K that are not historical factual statements are "forward-looking statements." We intend to have our forward-looking statements covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with those provisions. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectations as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "forecast," "plan," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. In addition, we, through our officers, from time to time, make forward-looking oral and written public statements concerning our expected future operations, strategies, securities offerings, growth and investment opportunities, dispositions, capital structure changes, budgets and other developments. Readers are cautioned that, while forward-looking statements reflect our good faith belief and reasonable assumptions based upon current information, we can give no assurance that our expectations or forecasts will be attained. Therefore, readers should be mindful that forward-looking statements are not guarantees of future performance and that they are subject to known and unknown risks and uncertainties that are difficult to predict. As more fully set forth in Part I, Item 1A., "Risk Factors" in this report, factors that may cause our actual results to differ materially from the expectations contained in the forward-looking statements include:

(a) Changes in global, national and local economic conditions, including a prolonged period of weak economic growth;

(b) Continued volatility in the capital markets, including changes in interest rates and the availability and cost of capital;

(c) Our ability to manage our indebtedness level and changes in the terms of such indebtedness;

(d) The effect on healthcare providers of the automatic spending cuts enacted by Congress ("Sequestration") on entitlement programs, including Medicare, will, unless modified, result in future reductions in reimbursements.

(e) The ability of our operators, tenants and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations;

(f) The financial weakness of some operators and tenants, including potential bankruptcies and downturns in their businesses, which results in uncertainties regarding our ability to continue to realize the full benefit of such operators' and/or tenants' leases;

(g) Changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations of our operators, tenants and borrowers;

(h) The potential impact of future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments;

(i) Competition for tenants and borrowers, including with respect to new leases and mortgages and the renewal or rollover of existing leases;

(j) Our ability to negotiate the same or better terms with new tenants or operators if existing leases are not renewed or we exercise our right to replace an existing operator or tenant upon default;

(k) Availability of suitable properties to acquire at favorable prices and the competition for the acquisition and financing of those properties;

(l) The financial, legal, regulatory and reputational difficulties of significant operators of our properties;

(m) The risk that we may not be able to achieve the benefits of investments within expected time-frames or at all, or within expected cost projections;

(n) The ability to obtain financing necessary to consummate acquisitions on favorable terms;

(o) The risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our joint venture partners' financial condition and continued cooperation; and

(p) Changes in the credit ratings on U.S. government debt securities or default or delay in payment by the United States of its obligations.

Except as required by law, we undertake no, and hereby disclaim any, obligation to update any forward-looking statements, whether as a result of new information, changed circumstances or otherwise.

The information set forth in this Item 7 is intended to provide readers with an understanding of our financial condition, changes in financial condition and results of operations. We will discuss and provide our analysis in the following order:

- Executive Summary
- 2012 Transaction Overview
- Dividends
- Critical Accounting Policies
- Results of Operations
- Liquidity and Capital Resources
- Non-GAAP Financial Measure—Funds from Operations
- Off-Balance Sheet Arrangements
- Contractual Obligations
- Inflation
- Recent Accounting Pronouncements

Executive Summary

We are a self-administered REIT that, together with our unconsolidated joint ventures, invests primarily in real estate serving the healthcare industry in the U.S. We acquire, develop, lease, manage and dispose of healthcare real estate and provide financing to healthcare providers. At December 31, 2012, our portfolio of investments, including properties owned by our Investment Management Platform, consisted of interests in 1,160 facilities.

Our business strategy is based on three principles: (i) opportunistic investing, (ii) portfolio diversification, and (iii) conservative financing. We actively redeploy capital from investments with lower return potential or shorter investment horizons into assets representing longer term investments with attractive risk adjusted return potential. We make investments where the expected risk-adjusted return exceeds our cost of capital and strive to capitalize on our operator, tenant and other business relationships to grow our business.

Our strategy contemplates acquiring and developing properties on terms that are favorable to us. Generally, we prefer larger, more complex private transactions that leverage our management team's experience and our infrastructure. We follow a disciplined approach to enhancing the value of our existing portfolio, including ongoing evaluation of potential disposition of properties that no longer fit our strategy.

We primarily generate revenue by leasing healthcare properties under long-term leases with fixed and/or inflation indexed escalators. Most of our rents and other earned income from leases are received under triple-net leases or leases that provide for substantial recovery of operating expenses; however, some of our medical office and life science leases are structured as gross or modified gross leases. Operating expenses are generally related to MOB and life science leased properties and senior housing properties managed on our behalf ("RIDEA properties"). Accordingly, for such MOBs, life science facilities and RIDEA properties, we incur certain property operating expenses, such as real estate taxes, repairs and maintenance, property management fees, utilities, employee costs for resident care and insurance. Our growth for these assets depends, in part, on our ability to (i) increase rental income and other earned income from leases by increasing rental rates and occupancy levels; (ii) maximize tenant recoveries given underlying lease structures; and (iii) control operating and other expenses. Our operations are impacted by property specific, market specific, general economic and other conditions. At December 31, 2012, the contractual maturities in our portfolio of leased assets were 13% through 2015 (measured in dollars of expiring base rents).

Access to capital markets impacts our cost of capital and ability to refinance maturing indebtedness, as well as to fund future acquisitions and development through the issuance of additional securities or secured debt. Access to external capital on favorable terms is critical to the success of our strategy.

2012 Transaction Overview

Investment Transactions

During the year ended December 31, 2012, we completed $2.6 billion of investments as follows:

$1.7 Billion Senior Housing Portfolio Acquisition and $52 Million Secured Financing

During the fourth quarter of 2012, we acquired 129 senior housing communities for $1.7 billion, from a joint venture between Emeritus and the Blackstone JV. Located in 29 states, the portfolio encompasses 10,077 units representing a diversified care mix of 61% assisted living, 25% independent living, 13% memory care and 1% skilled nursing. Based on current operating performance, the 129 communities consist of 95 that are stabilized and 34 that are currently in lease—up. The transaction closed in two stages: (i) 127 senior housing facilities on October 31, 2012 for $1.68 billion representing 9,842 units; and (ii) two senior housing facilities on December 4, 2012 for $24 million representing 235 units.

Emeritus continues to operate the communities pursuant to a new triple-net, master lease for the 129 properties (the "Master Lease") guaranteed by Emeritus. The Master Lease provides aggregate contractual rent in the first year of $103.6 million. The contractual rent will increase annually by the greater of the percentage increase in the Consumer Price Index ("CPI") or 3.7% on average over the initial five years, and thereafter by the greater of CPI or 3.0% for the remaining initial lease term. At the beginning of the sixth lease year, rent on the 34 lease-up properties will increase to the greater of the percentage increase in CPI or fair market, subject to a floor of 103% and a cap of 130% of the prior year's rent.

The leased properties are grouped into three pools that share comparable characteristics and these leased pools have initial terms of 14 to 16 years. Emeritus has two extension options, which, if exercised, will provide for lease terms of 30 to 35 years. We are still evaluating the acquisition of up to four additional communities related to this transaction.

Concurrent with the acquisition, Emeritus purchased nine communities from the Blackstone JV, for which we have provided secured debt financing of $52 million with a four-year term. The loan is secured by the underlying real estate and is prepayable at Emeritus' option. The interest rate on the loan mirrors the 6.1% lease yield, including the annual increases through maturity.

$853 Million of Additional Investment Transactions

On August 7, 2012, we completed the acquisition of eight on-campus MOBs for $80 million from Scottsdale Healthcare. Located in Scottsdale, Arizona, the portfolio represents 398,000 square feet with an occupancy of 89% at closing.

Between July and October 2012, we acquired 12 MOBs from The Boyer Company valued at $188 million, including DownREIT units and debt valued at $43 million and $60 million, respectively; the MOBs are primarily located on the campuses of HCA, Iasis Healthcare and Community Health Systems and comprise 758,000 square feet with an occupancy of 88% at closing. The transaction closed in three stages: (i) six MOBs on July 31, 2012 for $77 million representing 327,000 square feet; (ii) four MOBs on August 15, 2012 for $49 million representing 199,000 square feet and; (iii) two MOBs on October 19, 2012 for $62 million representing 232,000 square feet.

On July 31, 2012, we closed a mezzanine loan facility to lend up to $205 million to Tandem Health Care ("Tandem"), an affiliate of Formation Capital, as part of the recapitalization of a post-acute/ skilled nursing portfolio. We funded $100 million (the "First Tranche") at closing and have a commitment to fund an additional $105 million (the "Second Tranche") between February 2013 and August 2013. The Second Tranche will be used to repay debt senior to our loan. At closing, the loan was subordinate to $400 million in senior mortgage debt and $137 million in senior mezzanine debt. The loan bears interest at a fixed rate of 12% and 14% per annum for the First and Second Tranches, respectively. Including fees received at closing, the loan has a blended yield to maturity of approximately 13% assuming both tranches are funded. The facility has a total term of up to 63 months from the initial closing and is prepayable at the borrower's option.

On June 28, 2012, we made an investment in senior unsecured notes with an aggregate par value of £138.5 million at a discount for £136.8 million, as part of the financing for Terra Firma's £825 million acquisition of Four Seasons Health Care ("Four Seasons"), the largest elderly and specialist care provider in the United Kingdom with 445 care homes and 61 specialist care centers. The notes mature in June 2020 and are non-callable until June 2016. The notes bear interest on their par value at a fixed rate of 12.25% per annum, with an original discount resulting in a yield to maturity of 12.5%. Terra Firma, a leading European private equity firm, provided £345 million in equity financing, resulting in a loan-to-capitalization of 62% for the Four Seasons notes. The £136.8 million for this investment is match funded by an equivalent GBP denominated unsecured term loan discussed below.

During the year ended December 31, 2012, we made other investments of $270 million as follows: (i) acquisition of a MOB for $13 million; (ii) acquisition of a life science facility for $8 million; (iii) acquisition of a senior housing facility for $4 million; (iv) acquisition of a parcel of land adjacent to one of our hospitals for $3 million; and (v) funding of development and other capital projects of $242 million, primarily in our life science, senior housing and medical office segments.

Other Transactions

During the year ended December 31, 2012, we sold two senior housing facilities for $111 million, a parcel of land in our life science segment for $18 million, a skilled nursing facility for $15 million and a MOB for $7 million.

During the year ended December 31, 2012, we expanded our tenant relationship with General Atomics in Poway, CA to a total of 396,000 square feet, consisting of the following: (i) a lease extension of 281,000 square feet through June 2024, and (ii) a new 10-year lease (expected to commence mid-2014) for a 115,000 square feet build-to-suit development. As part of this transaction, General Atomics purchased a 19-acre land parcel from us for $18 million; in connection with the agreement to sell the land parcel, we incurred a $7.9 million impairment charge.

Financings

During the year ended December 31, 2012, we raised $3.5 billion of capital in the equity and credit markets as follows:

In connection with funding the $1.7 billion Senior Housing Portfolio acquisition, we completed the following capital market transactions:

- On November 19, 2012, we issued $800 million of 2.625% senior unsecured notes due in 2020. The notes were priced at 99.729% of the principal amount with an effective yield to maturity of 2.667%. Net proceeds from this offering were $793 million.
- On October 19, 2012, we completed a public offering of 22 million shares of common stock and received net proceeds of $979 million.

On July 30, 2012, in connection with our Four Seasons senior unsecured notes investment, we entered into a credit agreement with a syndicate of banks for a £137 million four-year unsecured term loan (the "Term Loan") that accrues interest at a rate of GBP London Interbank Offered Rate ("LIBOR") plus 1.20%, based on our current debt ratings. Concurrent with the closing of the Term Loan, we entered into a four-year interest rate swap agreement that fixes the rate of the Term Loan at 1.81%, subject to adjustments based on our credit ratings. The Term Loan contains a one-year committed extension option and similar covenants to those in our unsecured revolving line of credit facility.

On July 23, 2012, we issued $300 million of 3.15% senior unsecured notes due in 2022. The notes were priced at 98.888% of the principal amount with an effective yield to maturity of 3.28%. Net proceeds from this offering were $294 million.

In June 2012, we completed a $376 million offering of 8.97 million shares of common stock at $41.88 per share with the proceeds used primarily to repay $250 million of 6.45% senior unsecured notes at maturity on June 25, 2012.

On March 27, 2012, we completed an amendment to our existing $1.5 billion unsecured revolving line of credit facility. We improved the pricing and extended the maturity of the facility one additional year to March 2016. Based on our current credit ratings, the amended facility bears interest annually at one-month LIBOR plus 1.075% and has a facility fee of 0.175%, which in the aggregate represents a 55 basis point reduction to our funded interest cost.

On March 22, 2012, we announced the redemption of the 4.0 million shares of 7.25% Series E and 7.82 million shares of 7.10% Series F preferred stock at a price of $25.00 per share, or $295.5 million in aggregate, plus all accrued and unpaid dividends to April 23, 2012 (the redemption date). As a result of the redemption, we incurred a charge of $10.4 million related to the original issuance costs of the preferred stock (this charge is presented as an additional preferred stock dividend in our consolidated statements of income).

On March 22, 2012, we priced a $359 million offering of 9.0 million shares of common stock at $39.93 per share with the proceeds used primarily to redeem all outstanding shares of our preferred stock.

On January 23, 2012, we issued $450 million of 3.75% senior unsecured notes due in 2019; net proceeds from the offering were $444 million.

Dividends

Quarterly dividends paid during 2012 aggregated $2.00 per share, which represents a 4.2% increase from 2011. On January 25, 2013, we announced that our Board of Directors declared a quarterly common stock cash dividend of $0.525 per share, which represents a 5% increase. The common stock dividend will be paid on February 19, 2013 to stockholders of record as of the close of business on February 4, 2013. Based on the first quarter's dividend, the annualized rate of distribution for 2013 is $2.10, compared with $2.00 in 2012.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires our management to use judgment in the application of accounting policies, including making estimates and assumptions. We base estimates on the best information available to us at the time, our experience and on various other assumptions believed to be reasonable under the circumstances. These estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions or other matters had been different, it is possible that different accounting would have been applied, resulting in a different presentation of our consolidated financial statements. From time to time, we re-evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. For a more detailed discussion of our significant accounting policies, see Note 2 to the Consolidated Financial Statements. Below is a discussion of accounting policies that we consider critical in that they may require complex judgment in their application or require estimates about matters that are inherently uncertain.

Principles of Consolidation

The consolidated financial statements include the accounts of HCP, Inc., our wholly owned subsidiaries and joint ventures that we control, through voting rights or other means. We consolidate investments in variable interest entities ("VIEs") when we are the primary beneficiary of the VIE at: (i) the inception of the variable interest entity, (ii) as a result of a change in circumstance identified during our continuous review of our VIE relationships or (iii) upon the occurrence of a qualifying reconsideration event.

We make judgments with respect to our level of influence or control of an entity and whether we are (or are not) the primary beneficiary of a VIE. Consideration of various factors includes, but is not limited to, our ability to direct the activities that most significantly impact the entity's economic performance, our form of ownership interest, our representation on the entity's governing body, the size and seniority of our investment, our ability and the rights of other investors to participate in policy making decisions, replace the manager and/or liquidate the entity, if applicable. Our ability to correctly assess our influence or control over an entity when determining the primary beneficiary of a VIE affects the presentation of these entities in our consolidated financial statements. If we perform a primary beneficiary analysis at a date other than at inception of the variable interest entity, our assumptions may be different and may result in the identification of a different primary beneficiary.

If we determine that we are the primary beneficiary of a VIE, our consolidated financial statements would include the operating results of the VIE (either tenant or borrower) rather than the results of the variable interest in the VIE. We would depend on the VIE to provide us timely financial information and rely on the internal control of the VIE to provide accurate financial information. If the VIE has deficiencies in its internal control over financial reporting, or does not provide us with timely financial information, this may adversely impact the quality and/or timing of our financial reporting and our internal control over financial reporting.

Revenue Recognition

We recognize rental revenue on a straight-line basis over the lease term when collectibility is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset. For assets acquired subject to leases, we recognize revenue upon acquisition of the asset provided the tenant has taken possession or controls the physical use of the leased asset. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. The determination of ownership of the tenant improvements is subject to significant judgment. If our assessment of the owner of the tenant improvements for accounting purposes were to change, the timing and amount of our revenue recognized would be impacted.

Certain leases provide for additional rents contingent upon a percentage of the facility's revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the base amount or other thresholds. The recognition of additional rents requires us to make estimates of amounts owed and to a certain extent are dependent on the accuracy of the facility results reported to us. Our estimates may differ from actual results, which could be material to our consolidated financial statements.

We maintain an allowance for doubtful accounts, including an allowance for straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. We monitor the liquidity and creditworthiness of our tenants and operators on an ongoing basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, our assessment is based on income recoverable over the term of the lease. We exercise judgment in establishing allowances and consider payment history and current credit status in developing these estimates. These estimates may differ from actual results, which could be material to our consolidated financial statements.

Loans receivable are classified as held-for-investment based on management's intent and ability to hold the loans for the foreseeable future or to maturity. We recognize interest income on loans, including the amortization of discounts and premiums, using the interest method applied on a loan-by-loan basis when collectibility of the future payments is reasonably assured. Premiums, discounts and related costs are recognized as yield adjustments over the life of the related loans.

We use the direct finance method of accounting to record income from DFLs. For leases accounted for as DFLs, future minimum lease payments are recorded as a receivable. The difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield when collectibility of the lease payments is reasonably assured. Investments in DFLs are presented net of unamortized unearned income. The determination of estimated useful lives and residual values are subject to significant judgment. If our assessments for accounting purposes were to change, the timing and amount of our revenue recognized would be impacted.

Loans and DFLs are placed on non-accrual status at such time as management determines that collectibility of contractual amounts is not reasonably assured. While on non-accrual status, loans or DFLs are either accounted for on a cash basis, in which income is recognized only upon receipt of cash, or on a cost-recovery basis, in which all cash receipts reduce the carrying value of the loan or DFL, based on management's judgment of collectibility.

Allowances are established for loans and DFLs based upon a probable loss estimate for individual loans and DFLs deemed to be impaired. Loans and DFLs are impaired when it is deemed probable that we will be unable to collect all amounts due on a timely basis in accordance with the contractual terms of the loan or lease. Determining the adequacy of the allowance is complex and requires significant judgment by us about the effect of matters that are inherently uncertain. The allowance is based upon our assessment of the borrower's or lessee's overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. These estimates consider all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan's or DFL's effective interest rate, the fair value of collateral, general economic conditions and trends, historical and industry loss experience, and other relevant factors. While our assumptions are based in part upon historical data, our estimates may differ from actual results, which could be material to our consolidated financial statements.

Real Estate

We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the relative fair value of each component. The most significant components of our allocations are typically the allocation of fair value to the buildings as-if-vacant, land and in-place leases. In the case of the fair value of buildings and the allocation of value to land and other intangibles, our estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the value of in-place leases, we make our best estimates based on our evaluation of the specific characteristics of each tenant's lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. Our assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases.

A variety of costs are incurred in the development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy and cease capitalization of costs upon the completion of the related tenant improvements.

Impairment of Long-Lived Assets and Goodwill

We assess the carrying value of our real estate assets and related intangibles ("real estate assets"), whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of real estate assets is measured by comparison of the carrying amount of the asset or asset group to the respective estimated future undiscounted cash flows. In order to review our real estate assets for recoverability, we consider market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary. If our analysis indicates that the carrying value of the real estate asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the fair value of the real estate asset.

Goodwill is tested for impairment at least annually. If it is determined, based on certain qualitative factors, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we apply the two-step approach. Certain qualitative factors assessed by us include current macroeconomic conditions, state of the equity and capital markets and the overall financial and operating performance of HCP. If we qualitatively determine that it is more likely than not the fair value of a reporting unit is less than its carrying amount the two-step approach is necessary.

If the fair value of a reporting unit containing goodwill is less than its carrying value, then the second step of the test is needed to measure the amount of potential goodwill impairment. The second step requires the fair value of a reporting unit to be allocated to all the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination at the date of the impairment test. The excess of the fair value of the reporting unit over the fair value of assets and liabilities is the implied value of goodwill and is used to determine the amount of impairment. We estimate the current fair value of the assets and liabilities in the reporting unit through various valuation techniques, including applying capitalization rates to segment net operating income, quoted market values and third-party appraisals, as necessary. The fair value of the reporting unit may also include an allocation of an enterprise value premium that we estimate a third party would be willing to pay for the company.

The determination of the fair value of real estate assets and goodwill involves significant judgment. This judgment is based on our analysis and estimates of fair value of real estate assets and reporting units, and the future operating results and resulting cash flows of each real estate asset whose carrying amount may not be recoverable. Our ability to accurately predict future operating results and cash flows and estimate and allocate fair values impacts the timing and recognition of impairments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Investments in Unconsolidated Joint Ventures

Investments in entities which we do not consolidate but have the ability to exercise significant influence over operating and financial policies are reported under the equity method of accounting. Under the equity method of accounting, our share of the investee's earnings or losses is included in our consolidated results of operations.

The initial carrying value of investments in unconsolidated joint ventures is based on the amount paid to purchase the joint venture interest or the carrying value of the assets prior to the sale of interests in the joint venture. We evaluate our equity method investments for impairment based upon a comparison of the fair value of the equity method investment to our carrying value. If we determine a decline in the fair value of our investment in an unconsolidated joint venture is below its carrying value is other-than-temporary, an impairment is recorded. The determination of the fair value and as to whether a deficiency in fair value is "other-than-temporary" of investments in unconsolidated joint ventures involves significant judgment. Our estimates consider all available evidence including, as appropriate, the present value of the expected future cash flows discounted at market rates, general economic conditions and trends, severity and duration of the fair value deficiency, and other relevant factors. Capitalization rates, discount rates and credit spreads utilized in our valuation models are based upon rates that we believe to be within a reasonable range of current market rates for the respective investments. While we believe our assumptions are reasonable, changes in these assumptions may have a material impact on our financial results.

Income Taxes

As part of the process of preparing our consolidated financial statements, significant management judgment is required to evaluate our compliance with REIT requirements. Our determinations are based on interpretation of tax laws, and our conclusions may have an impact on the income tax expense recognized. Adjustments to income tax expense may be required as a result of: (i) audits conducted by federal, state and local tax authorities, (ii) our ability to qualify as a REIT, (iii) the potential for built-in-gain recognized related to prior-tax-free acquisitions of C corporations, and (iv) changes in tax laws. Adjustments required in any given period are included within the income tax provision.

Results of Operations

We evaluate our business and allocate resources among our five business segments: (i) senior housing, (ii) post-acute/skilled nursing, (iii) life science, (iv) medical office and (v) hospital. Under the senior housing, life science, post-acute/skilled nursing and hospital segments, we invest or co-invest primarily in single operator or tenant properties, through the acquisition and development of real estate, management of operations and by debt issued by operators in these sectors. Under the medical office segment, we invest or co-invest through the acquisition and development of MOBs that are leased under gross, modified gross or triple-net leases, generally to multiple tenants, and which generally require a greater level of property management. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2 to the Consolidated Financial Statements).

We use net operating income ("NOI") and adjusted NOI to assess and compare property level performance, including our same property portfolio ("SPP"), and to make decisions about resource allocations. We believe these measures provide investors relevant and useful information because they reflect only income and operating expense items that are incurred at the property level and present them on an unleveraged basis. We believe that net income is the most directly comparable GAAP measure to NOI. NOI should not be viewed as an alternative measure of operating performance to net income as defined by GAAP since NOI excludes certain components from net income. Further, NOI may not be comparable to that of other REITs, as they may use different methodologies for calculating NOI. See Note 14 to the Consolidated Financial Statements for additional segment information and the relevant reconciliations from net income to NOI and adjusted NOI.

Operating expenses are generally related to MOB and life science leased properties and senior housing properties managed on our behalf (RIDEA properties). We generally recover all or a portion of MOB and life science expenses from the tenants (tenant recoveries). The presentation of expenses as operating or general and administrative is based on the underlying nature of the expense. Periodically, we review the classification of expenses between categories and make revisions based on changes in the underlying nature of the expenses.

Our evaluation of results of operations by each business segment includes an analysis of our SPP and our total property portfolio. SPP information allows us to evaluate the performance of our leased property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties. We identify our SPP as stabilized properties that remained in operations and were consistently reported as leased properties or RIDEA properties for the duration of the year-over-year comparison periods presented. Accordingly, it takes a stabilized property a minimum of 12 months in operations under a consistent reporting structure to be included in our SPP. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments, including redevelopments, are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. SPP NOI excludes certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis.

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

During the fourth quarter of 2012, we acquired 129 senior housing communities from the Blackstone JV (see additional information in Note 4 to the Consolidated Financial Statements). The transaction closed in two stages: (i) 127 senior housing facilities on October 31, 2012; and (ii) two senior housing facilities on December 4, 2012. The results of operations from the acquisitions are reflected in our consolidated financial statements from those respective dates.

On April 7, 2011, we completed our acquisition of substantially all of HCR ManorCare's real estate assets; additionally, we purchased a noncontrolling equity interest in the operations of HCR ManorCare. On January 14, 2011, we acquired our partner's 65% interest in HCP Ventures II that resulted in the consolidation of HCP Ventures II. On September 1, 2011, we entered into management contracts with Brookdale with respect to 21 senior living communities (these 21 communities were acquired in January 2011 as part of our purchase of HCP Ventures II). These 21 communities are now in a RIDEA structure are managed by Brookdale, the respective resident level revenues and related operating expenses are reported in our consolidated financial statements. See additional information regarding the HCR ManorCare Acquisition, HCP Ventures II purchase and the Brookdale RIDEA transaction in Notes 3, 8 and 12, respectively, to the Consolidated Financial Statements. The results of operations from our HCR ManorCare, HCP Ventures II and 21 properties managed under a RIDEA structure are reflected in our financial statements from those respective dates.

Segment NOI and Adjusted NOI

The tables below provide selected operating information for our SPP and total property portfolio for each of our five business segments. Our consolidated SPP consists of 565 properties representing properties acquired or placed in service and stabilized on or prior to January 1, 2011 and that remained in operations under a consistent reporting structure through December 31, 2012. Our consolidated total property portfolio represents 1,086 and 932 properties at December 31, 2012 and 2011, respectively, and excludes properties classified as discontinued operations.

Senior Housing

Results are as of and for the year ended December 31, 2012 and 2011 (dollars in thousands except per unit data):

	SPP			Total Portfolio		
	2012	2011	Change	2012	2011	Change
Rental revenues[1]	$380,413	$378,553	$ 1,860	$482,336	$470,592	$ 11,744
Resident fees and services	1,054	3,542	(2,488)	143,745	50,619	93,126
Total revenues	$381,467	$382,095	$ (628)	$626,081	$521,211	$104,870
Operating expenses	(613)	(1,052)	439	(94,662)	(34,538)	(60,124)
NOI	$380,854	$381,043	$ (189)	$531,419	$486,673	$ 44,746
Straight-line rents	(24,740)	(34,579)	9,839	(30,415)	(34,911)	4,496
DFL accretion	(6,863)	(9,052)	2,189	(18,812)	(17,918)	(894)
Amortization of above and below market lease intangibles, net	(1,569)	(1,569)	—	(1,320)	(1,466)	146
Lease termination fees	—	—	—	—	1,350	(1,350)
Adjusted NOI	$347,682	$335,843	$11,839	$480,872	$433,728	$ 47,144
Adjusted NOI % change			3.5%			
Property count[2]	221	221		441	312	
Average capacity (units)[3]	25,081	25,056		37,089	33,911	
Average annual rent per unit[4]	$ 13,887	$ 13,446		$ 13,059	$ 12,887	

(1) Represents rental and related revenues and income from DFLs.

(2) From our past presentation of SPP for the year ended December 31, 2011, we removed two senior housing properties from SPP that were sold or classified as held for sale.

(3) Represents average capacity as reported by the respective tenants or operators for the twelve month period and a quarter in arrears from the periods presented.

(4) Average annual rent per unit for operating properties under a RIDEA structure is based on NOI.

SPP Adjusted NOI. SPP adjusted NOI improved primarily as a result of annual rent escalations and an increase in rental revenues from properties that were previously transitioned from Sunrise to other operators, partially offset by a decrease in additional rents.

Total Portfolio NOI and Adjusted NOI. Including the impact of our SPP, our total portfolio NOI and adjusted NOI for the year ended December 31, 2012 primarily increased as a result of 66 senior housing leased properties classified as DFLs that were acquired on April 7, 2011 from HCR ManorCare and 127 senior housing communities acquired on October 31, 2012 and two senior housing communities acquired on December 4, 2012 from the Blackstone JV (see Notes 3, 4 and 6 to the Consolidated Financial Statements for additional information regarding the HCR ManorCare Acquisition, the Blackstone JV acquisition and Net Investments in DFLs, respectively).

Additionally, HCP Ventures II was consolidated on January 14, 2011 (see Note 8 to the Consolidated Financial Statements for additional information), resulting in us recognizing rental and related revenues for the 25 leased properties commencing on that date. On September 1, 2011, for 21 of these 25 properties, we entered into management contracts in a structure permitted by RIDEA (see Note 12 to the Consolidated Financial Statements for additional information), resulting in the termination of the properties' leases. For these 21 properties that are now in a RIDEA structure, the resident-level revenues and related operating expenses are reported in our consolidated financial statements beginning on that date.

Post-Acute/Skilled Nursing

Results are as of and for the year ended December 31, 2012 and 2011 (dollars in thousands, except per bed data):

	SPP			Total Portfolio		
	2012	2011	Change	2012	2011	Change
Rental revenues[1]	$37,387	$36,745	$ 642	$539,242	$397,554	$141,688
Operating expenses	75	(180)	255	(386)	(585)	199
NOI	$37,462	$36,565	$ 897	$538,856	$396,969	$141,887
Straight-line rents	(547)	(967)	420	(547)	(968)	421
DFL accretion	—	—	—	(75,428)	(56,089)	(19,339)
Amortization of above and below market lease intangibles, net	—	—	—	46	34	12
Adjusted NOI	$36,915	$35,598	$1,317	$462,927	$339,946	$122,981
Adjusted NOI % change			3.7%			
Property count[2]	44	44		312	312	
Average capacity (beds)[3]	5,031	5,061		39,856	30,565	
Average annual rent per bed	$ 7,323	$ 7,069		$ 11,624	$ 11,140	

(1) Represents rental and related revenues and income from DFLs.

(2) From our past presentation of SPP for the year ended December 31, 2011, we removed a post-acute/skilled nursing property from SPP that was sold or classified as held for sale.

(3) Represents average capacity as reported by the respective tenants or operators for the twelve month period and a quarter in arrears from the periods presented.

SPP NOI and Adjusted NOI. SPP NOI and adjusted NOI increased year-over-year primarily as a result of rent escalations.

Total Portfolio NOI and Adjusted NOI. Including the impact of our SPP, our total portfolio NOI and adjusted NOI for the year ended December 31, 2012 primarily increased as a result of 268 post-acute/skilled nursing leased properties classified as DFLs that were acquired on April 7, 2011 from HCR ManorCare (see Notes 3 and 6 to the Consolidated Financial Statements for additional information regarding the HCR ManorCare Acquisition and Net Investments in DFLs, respectively, and discussion regarding our share in the earnings of our 9.4% interest in HCR ManorCare below under the caption "Equity income from unconsolidated joint ventures").

Life Science

Results are as of and for the year ended December 31, 2012 and 2011 (dollars and square feet in thousands, except per sq. ft. data):

	SPP			Total Portfolio		
	2012	2011	Change	2012	2011	Change
Rental and related revenues	$243,469	$244,401	$ (932)	$246,811	$245,942	$ 869
Tenant recoveries	42,164	41,882	282	42,853	42,209	644
Total revenues	$285,633	$286,283	$ (650)	$289,664	$288,151	$ 1,513
Operating expenses	(47,913)	(49,123)	1,210	(53,173)	(52,796)	(377)
NOI	$237,720	$237,160	$ 560	$236,491	$235,355	$ 1,136
Straight-line rents	(8,590)	(14,685)	6,095	(9,730)	(14,971)	5,241
Amortization of above and below market lease intangibles, net	462	(1,066)	1,528	411	(1,123)	1,534
Lease termination fees	(175)	(7,011)	6,836	(175)	(7,011)	6,836
Adjusted NOI	$229,417	$214,398	$15,019	$226,997	$212,250	$14,747
Adjusted NOI % change			7.0%			
Property count	101	101		109	104	
Average occupancy	91.4%	90.5%		89.6%	89.6%	
Average occupied square feet	6,108	6,050		6,250	6,076	
Average annual rent per occupied sq. ft.	$ 45	$ 44		$ 45	$ 44	

SPP and Total Portfolio NOI and Adjusted NOI. NOI increased primarily as a result of lease expansions and extensions and a decline in non-reimbursable operating expenses, partially offset by a decline in lease termination fees. Adjusted NOI increased primarily as a result of a $4 million rent payment in connection with a February 2012 amendment to a lease, annual rent escalations, lease expansions and extensions, and a decline in non-reimbursable operating expenses.

During the year ended December 31, 2012, 978,000 square feet of new and renewal leases commenced at an average annual base rent of $21.71 per square foot compared to 776,000 square feet of expiring and terminated leases with an average annual base rent of $24.23 per square foot. During the year ended December 31, 2012, we acquired 77,000 square feet with an average annual base rent of $9.79 per square foot.

Medical Office

Results are as of and for the year ended December 31, 2012 and 2011 (dollars and square feet in thousands, except per sq. ft. data):

	SPP			Total Portfolio		
	2012	2011	Change	2012	2011	Change
Rental and related revenues	$ 271,002	$ 265,851	$5,151	$ 285,331	$ 272,362	$12,969
Tenant recoveries	45,509	46,186	(677)	49,480	47,753	1,727
Total revenues	$ 316,511	$ 312,037	$4,474	$ 334,811	$ 320,115	$14,696
Operating expenses	(119,447)	(118,894)	(553)	(132,264)	(127,902)	(4,362)
NOI	$ 197,064	$ 193,143	$3,921	$ 202,547	$ 192,213	$10,334
Straight-line rents	(4,069)	(5,473)	1,404	(5,121)	(5,691)	570
Amortization of above and below market lease intangibles, net	358	384	(26)	457	(130)	587
Lease termination fees	(314)	—	(314)	(314)	(212)	(102)
Adjusted NOI	$ 193,039	$ 188,054	$4,985	$ 197,569	$ 186,180	$11,389
Adjusted NOI % change			2.7%			
Property count[(1)]	183	183		207	187	
Average occupancy	91.4%	90.9%		91.1%	90.9%	
Average occupied square feet	11,642	11,556		12,295	11,865	
Average annual rent per occupied sq. ft.	$ 27	$ 26		$ 27	$ 26	

(1) From our past presentation of SPP for the year ended December 31, 2011, we removed (i) a MOB that was sold or classified as held for sale; and (ii) three MOBs that were placed into redevelopment in 2012, which no longer meet our criteria for SPP as of the date they were placed into redevelopment.

SPP NOI and Adjusted NOI. SPP NOI and adjusted NOI increased year-over-year primarily as a result of rent escalations and an increase in medical office occupancy.

Total Portfolio NOI and Adjusted NOI. Including the impact of our SPP, our total portfolio NOI and adjusted NOI increased primarily as a result of the additive effect of our MOB acquisitions during 2012.

During the year ended December 31, 2012, 2.2 million square feet of new and renewal leases commenced at an average annual base rent of $21.94 per square foot compared to 2.1 million square feet of expiring and terminated leases with an average annual base rent of $22.43 per square foot. During the year ended December 31, 2012, we acquired 1.1 million square feet with an average annual base rent of $22.19 per square foot.

Hospital

Results are as of and for the year ended December 31, 2012 and 2011 (dollars in thousands, except per bed data):

	SPP			Total Portfolio		
	2012	2011	Change	2012	2011	Change
Rental and related revenues	$79,110	$77,676	$1,434	$82,167	$80,832	$1,335
Tenant recoveries	2,327	2,297	30	2,326	2,296	30
Total revenues	$81,437	$79,973	$1,464	$84,493	$83,128	$1,365
Operating expenses	(3,506)	(4,328)	822	(3,513)	(4,330)	817
NOI	$77,931	$75,645	$2,286	$80,980	$78,798	$2,182
Straight-line rents	(534)	(904)	370	(1,114)	(1,525)	411
Amortization of above and below market lease intangibles, net	(771)	(771)	—	(871)	(871)	—
Adjusted NOI	$76,626	$73,970	$2,656	$78,995	$76,402	$2,593
Adjusted NOI % change			3.6%			
Property count	16	16		17	17	
Average capacity (beds)[1]	2,379	2,379		2,410	2,410	
Average annual rent per bed	$33,683	$32,912		$34,236	$33,499	

(1) Represents average capacity as reported by the respective tenants or operators for the twelve month period and a quarter in arrears from the periods presented. Certain operators in our hospital portfolio are not required under their respective leases to provide operational data.

SPP and Total Portfolio NOI and Adjusted NOI. NOI and adjusted NOI increased for the year ended December 31, 2012 primarily as a result of rent escalations and the new leases that commenced in 2012 for two of our hospitals.

Other Income and Expense Items

Interest income. Interest income decreased $75 million to $25 million for the year ended December 31, 2012. The decrease was primarily the result of the following: (i) a decrease of $54 million in income earned from and due to the settlement of our HCR ManorCare debt investments in 2011 and (ii) a decrease of $43 million in income earned from and as a result of prepayment premiums and unamortized discounts recognized in April 2011 upon the early repayment of our loans to Genesis HealthCare. The decreases in interest income were partially offset by $19 million of interest earned from our loan and senior unsecured notes investments in 2012 (see Notes 7 and 10, respectively, to the Consolidated Financial Statements for additional information).

Interest expense. For the year ended December 31, 2012, interest expense increased $734,000 to $417 million. The increase was primarily due to an increase of $13 million resulting from our senior unsecured notes offerings, net of related maturities of certain senior unsecured notes during 2011 and 2012. The increase was offset by the $11 million write-off of unamortized loan fees related to a terminated bridge loan commitment in 2011 and a decrease resulting from the payoff of certain mortgage debt during 2011.

Our exposure to expense fluctuations related to our variable rate indebtedness is substantially mitigated by our interest rate swap contracts. For a more detailed discussion of our interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A.

The table below sets forth information with respect to our debt, excluding premiums and discounts (dollars in thousands):

	As of December 31,[1]	
	2012	2011
Balance:		
Fixed rate	$8,606,075	$7,166,349
Variable rate	40,385	502,919
Total	$8,646,460	$7,669,268
Percent of total debt:		
Fixed rate	99.5%	93.4%
Variable rate	0.5	6.6
Total	100%	100%
Weighted average interest rate at end of period:		
Fixed rate	5.23%	5.83%
Variable rate	1.49%	2.19%
Total weighted average rate	5.22%	5.59%

(1) Excludes $82 million and $88 million at December 31, 2012 and 2011, respectively, of other debt that represents non-interest bearing life care bonds and occupancy fee deposits at certain of our senior housing facilities, which have no scheduled maturities. At December 31, 2012, $86 million of variable-rate mortgages and £137 million ($223 million) term loan are presented as fixed-rate debt as the interest payments under such debt have been swapped (pay fixed and receive float). At December 31, 2011, $88 million of variable-rate mortgages are presented as fixed-rate debt as the interest payments under such debt have been swapped (pay fixed and receive float); the interest rates for swapped debt are presented at the swapped rates.

Depreciation and amortization expense. Depreciation and amortization expenses increased $8 million to $358 million for the year ended December 31, 2012. The increase was primarily the result of additive effects of our acquisitions during 2011 and 2012.

General and administrative expenses. General and administrative expenses decreased $17 million to $79 million for the year ended December 31, 2012. The decrease was primarily due to an insurance recovery of $7 million during 2012 for previously incurred legal expenses and a decrease of $8 million in acquisition costs incurred during 2012 compared to similar costs incurred during 2011.

Litigation settlement and provision. On November 9, 2011, we entered into an agreement with Ventas to settle all remaining claims relating to Ventas's litigation against us arising out of Ventas's 2007 acquisition of Sunrise Senior Living REIT. As part of the settlement, we paid $125 million to Ventas, which resulted in a charge for the same amount (see the information set forth under the heading "Legal Proceedings" of Note 12 to the Consolidated Financial Statements). No similar charges were recognized during the year ended December 31, 2012.

Impairments (recoveries). During the year ended December 31, 2012, we recognized an impairment of $8 million as a result of the disposition of a life science land parcel (see Note 17 to the Consolidated Financial Statements for additional information). During the year ended December 31, 2011, we recognized an impairment of $15 million related to a senior secured term loan as a result of concluding that the carrying value of the loan was in excess of the fair value of the related collateral supporting the loan (see Note 7 to the Consolidated Financial Statements for additional information).

Other income, net. For the year ended December 31, 2012, other income, net decreased $10 million to $3 million. The decrease was primarily the result of a gain of $8 million resulting from our acquisition of our partner's 65% interest in and consolidation of HCP Ventures II in January 2011 (see Note 8 to the Consolidated Financial Statements for additional information) and $6 million received in connection with a litigation settlement in June 2011 that represents proceeds owed to us from a prior sale of assets. No similar gain upon consolidation was recognized or settlements were received during the year ended December 31, 2012. The decreases were partially offset by a $5 million charge during the year ended December 31, 2011 for an other-than-temporary impairment of marketable equity securities.

Income taxes. For the year ended December 31, 2012, income taxes decreased $3 million to a benefit of $2 million. The decrease in income taxes was primarily due to the tax benefit resulting from declines in taxable income of our TRS entities during the year ended December 31, 2012.

Equity income from unconsolidated joint ventures. Equity income from unconsolidated joint ventures is primarily the result of our 9.4% equity interest in HCR ManorCare. The October 2011 CMS reduction of skilled nursing reimbursements under Resource Utilization Group-Version 4 ("RUGs-IV"), together with changes in requirements for the delivery of group therapy services, reduced HCR ManorCare's revenues and increased its therapy costs in 2012. HCR ManorCare partially mitigated these adverse impacts through a cost reduction program. Further, HCR ManorCare experienced increased exposure to general and professional liability claims resulting in higher charges in 2012, which, together with the circumstances discussed above, reduced our share in the earnings from our equity interest in HCR ManorCare.

During the year ended December 31, 2012, equity income from unconsolidated joint ventures increased $8 million to $54 million. This increase primarily was the result of the full-year share of earnings from our interest in HCR ManorCare, Inc. compared to a partial-year in 2011 (see Notes 3 and 8 to the Consolidated Financial Statements for additional information). The Company's share of earnings from HCR ManorCare (equity income) increases for the corresponding reduction of related lease expense recognized at the HCR ManorCare level.

Discontinued operations. Income from discontinued operations for the year ended December 31, 2012 was $34 million, compared to $7 million for the comparable period in 2011. The increase is primarily due to an increase in gains on real estate dispositions of $28 million, partially offset by a decline in operating income from discontinued operations of $2 million. During the year ended December 31, 2012, we sold real estate investments for $151 million, compared to $19 million for the year ended December 31, 2011.

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010

Segment NOI and Adjusted NOI

The tables below provide selected operating information for our SPP and total property portfolio for each of our five business segments. Our consolidated SPP consists of 550 properties representing properties acquired or placed in service and stabilized on or prior to January 1, 2010 and that remained in operations under a consistent reporting structure through December 31, 2011. Our consolidated total property portfolio represents 932 and 566 properties at December 31, 2011 and 2010, respectively, and excludes properties classified as discontinued operations.

Senior Housing

Results are as of and for the year ended December 31, 2011 and 2010 (dollars in thousands except per unit data):

	SPP			Total Portfolio		
	2011	2010	Change	2011	2010	Change
Rental revenues[1]	$364,029	$329,926	$ 34,103	$470,592	$337,220	$133,372
Resident fees and services	3,542	32,596	(29,054)	50,619	32,596	18,023
Total revenues	$367,571	$362,522	$ 5,049	$521,211	$369,816	$151,395
Operating expenses	(991)	(26,474)	25,483	(34,538)	(28,773)	(5,765)
NOI	$366,580	$336,048	$ 30,532	$486,673	$341,043	$145,630
Straight-line rents	(32,612)	(20,416)	(12,196)	(34,911)	(21,746)	(13,165)
DFL accretion	(9,052)	(10,641)	1,589	(17,918)	(10,641)	(7,277)
Amortization of above and below market lease intangibles, net	(1,569)	(1,974)	405	(1,466)	(1,974)	508
Lease termination fees	—	—	—	1,350	—	1,350
Adjusted NOI	$323,347	$303,017	$ 20,330	$433,728	$306,682	$127,046
Adjusted NOI % change			6.7%			
Property count[2]	214	214		312	221	
Average capacity (units)[3]	24,246	24,219		33,911	24,453	
Average annual rent per unit[4]	$ 13,377	$ 13,605		$ 12,887	$ 12,656	

(1) Represents rental and related revenues and income from DFLs.

(2) From our past presentation of SPP for the year ended December 31, 2010, we removed five senior housing properties from SPP that were sold or classified as held for sale.

(3) Represents average capacity as reported by the respective tenants or operators for the twelve month period and a quarter in arrears from the periods presented.

(4) Average annual rent per unit for operating properties under a RIDEA structure is based on NOI.

SPP NOI and Adjusted NOI. SPP NOI increased primarily as a result of rent escalations related to new leases or leases not subject to straight-line rents. SPP NOI includes a decline in resident fees and services and operating expenses as a result of the consolidation of 27 properties in four variable interest entities from August 31, 2010 to November 1, 2010 (see Notes 12 and 18 to the Consolidated Financial Statement s for additional information regarding these VIEs). SPP adjusted NOI improved primarily as a result of annual rent escalations and an increase in rental revenues from properties transitioned from Sunrise to other operators.

Total Portfolio NOI and Adjusted NOI. Including the impact of our SPP, our total portfolio NOI and adjusted NOI for the year ended December 31, 2011 primarily increased as a result of 66 senior housing leased properties classified as DFLs that were acquired on April 7, 2011 from HCR ManorCare.

Additionally, HCP Ventures II was consolidated on January 14, 2011 (see Note 8 to the Consolidated Financial Statements for additional information), resulting in us recognizing rental and related revenues for the 25 leased properties commencing on that date. On September 1, 2011, for 21 of these 25 properties, we entered into management contracts in a structure permitted by RIDEA (see Note 12 to the Consolidated Financial Statements for additional information), resulting in the termination of the properties' leases. For these 21 properties that are now in a RIDEA structure, the resident-level revenues and related operating expenses are reported in our consolidated financial statements beginning on that date.

Post-Acute/Skilled Nursing

Results are as of and for the year ended December 31, 2011 and 2010 (dollars in thousands, except per bed data):

	SPP			Total Portfolio		
	2011	2010	Change	2011	2010	Change
Rental revenues[1]	$36,745	$36,023	$722	$397,554	$36,023	$361,531
Operating expenses	(180)	(135)	(45)	(585)	(176)	(409)
NOI	$36,565	$35,888	$677	$396,969	$35,847	$361,122
Straight-line rents	(967)	(1,162)	195	(968)	(1,162)	194
DFL accretion	—	—	—	(56,089)	—	(56,089)
Amortization of above and below market lease intangibles, net	—	—	—	34	—	34
Adjusted NOI	$35,598	$34,726	$872	$339,946	$34,685	$305,261
Adjusted NOI % change			2.5%			
Property count[2]	44	44		312	44	
Average capacity (beds)[3]	5,061	5,063		30,565	5,063	
Average annual rent per bed	$ 7,069	$ 6,885		$ 11,140	$ 6,885	

(1) Represents rental and related revenues and income from DFLs.

(2) From our past presentation of SPP for the year ended December 31, 2010, we removed a post-acute/skilled nursing property from SPP that was sold or classified as held for sale.

(3) Represents average capacity as reported by the respective tenants or operators for the twelve month period and a quarter in arrears from the periods presented.

Total Portfolio NOI and Adjusted NOI. Our total portfolio NOI and adjusted NOI for the year ended December 31, 2011 primarily increased as a result of 268 post-acute/skilled nursing leased properties classified as DFLs that were acquired on April 7, 2011 from HCR ManorCare.

Life Science

Results are as of and for the year ended December 31, 2011 and 2010 (dollars and square feet in thousands, except per sq. ft. data):

	SPP			Total Portfolio		
	2011	2010	Change	2011	2010	Change
Rental and related revenues	$236,996	$235,675	$1,321	$245,942	$237,160	$ 8,782
Tenant recoveries	39,671	39,375	296	42,209	39,602	2,607
Total revenues	$276,667	$275,050	$1,617	$288,151	$276,762	$11,389
Operating expenses	(45,570)	(45,613)	43	(52,796)	(48,492)	(4,304)
NOI	$231,097	$229,437	$1,660	$235,355	$228,270	$ 7,085
Straight-line rents	(14,430)	(15,395)	965	(14,971)	(15,673)	702
Amortization of above and below market lease intangibles, net	(1,053)	(394)	(659)	(1,123)	(392)	(731)
Lease termination fees	(7,011)	(7,267)	256	(7,011)	(7,267)	256
Adjusted NOI	$208,603	$206,381	$2,222	$212,250	$204,938	$ 7,312
Adjusted NOI % change			1.1%			
Property count	95	95		104	98	
Average occupancy	92.2%	90.0%		89.6%	89.0%	
Average occupied square feet	5,825	5,687		6,076	5,740	
Average annual rent per occupied sq. ft.	$ 44	$ 44		$ 44	$ 44	

SPP NOI and Adjusted NOI. SPP NOI increased primarily as a result of annual rent escalations on leases not subject to straight-line rents. SPP adjusted NOI primarily increased as a result of annual rent escalations, partially offset by a decline due to deferred rent payments in 2010 that did not reoccur in 2011.

Total Portfolio NOI and Adjusted NOI. Including the impact from our SPP, our total portfolio NOI increased primarily as a result of the additive effect of our life science acquisitions during 2010 and 2011.

During the year ended December 31, 2011, 949,000 square feet of new and renewal leases commenced at an average annual base rent of $24.32 per square foot compared to 852,000 square feet of expiring and terminated leases with an average annual base rent of $24.62 per square foot. During the year ended December 31, 2011, we acquired 140,000 square feet with an average annual base rent of $33.30 per square foot.

Medical Office

Results are as of and for the year ended December 31, 2011 and 2010 (dollars and square feet in thousands, except per sq. ft. data):

	SPP			Total Portfolio		
	2011	2010	Change	2011	2010	Change
Rental and related revenues	$ 263,743	$ 260,083	$ 3,660	$ 272,362	$ 262,276	$10,086
Tenant recoveries	45,191	46,631	(1,440)	47,753	47,009	744
Total revenues	$ 308,934	$ 306,714	$ 2,220	$ 320,115	$ 309,285	$10,830
Operating expenses	(118,909)	(121,576)	2,667	(127,902)	(127,887)	(15)
NOI	$ 190,025	$ 185,138	$ 4,887	$ 192,213	$ 181,398	$10,815
Straight-line rents	(5,065)	(3,162)	(1,903)	(5,691)	(3,159)	(2,532)
Amortization of above and below market lease intangibles, net	(130)	(2,179)	2,049	(130)	(2,187)	2,057
Lease termination fees	—	(3)	3	(212)	(398)	186
Adjusted NOI	$ 184,830	$ 179,794	$ 5,036	$ 186,180	$ 175,654	$10,526
Adjusted NOI % change			2.8%			
Property count[1]	181	181		187	186	
Average occupancy	90.7%	90.6%		90.9%	90.6%	
Average occupied square feet	11,483	11,467		11,865	11,583	
Average annual rent per occupied sq. ft.	$ 26	$ 26		$ 26	$ 26	

(1) From our past presentation of SPP for the year ended December 31, 2010, we removed a MOB that was sold or classified as held for sale.

SPP Portfolio NOI and Adjusted NOI. SPP NOI and adjusted NOI increased year-over-year primarily as a result of rent escalations and an increase in medical office occupancy.

Total Portfolio NOI and Adjusted NOI. In addition to the impact from SPP, total portfolio NOI and adjusted NOI increased year-over-year as a result of the additive effect of our MOB acquisitions during 2010 and 2011.

During the year ended December 31, 2011, 1.9 million square feet of new and renewal leases commenced at an average annual base rent of $22.01 per square foot compared to 1.8 million square feet of expiring and terminated leases with an average annual base rent of $22.92 per square foot. During the year ended December 31, 2011, we acquired 132,000 square feet with an average annual base rent of $18.74 per square foot.

Hospital

Results are as of and for the year ended December 31, 2011 and 2010 (dollars in thousands, except per bed data):

	SPP			Total Portfolio		
	2011	2010	Change	2011	2010	Change
Rental and related revenues	$77,676	$77,613	$ 63	$80,832	$81,091	$ (259)
Tenant recoveries	2,297	2,400	(103)	2,296	2,400	(104)
Total revenues	$79,973	$80,013	$ (40)	$83,128	$83,491	$ (363)
Operating expenses	(4,328)	(4,831)	503	(4,330)	(4,830)	500
NOI	$75,645	$75,182	$ 463	$78,798	$78,661	$ 137
Straight-line rents	(904)	(3,683)	2,779	(1,525)	(4,148)	2,623
Amortization of above and below market lease intangibles, net	(771)	(771)	—	(871)	(871)	—
Adjusted NOI	$73,970	$70,728	$3,242	$76,402	$73,642	$2,760
Adjusted NOI % change			4.6%			
Property count[1]	16	16		17	17	
Average capacity (beds)[2]	2,379	2,368		2,410	2,399	
Average annual rent per bed	$32,912	$31,908		$33,499	$32,710	

(1) From our past presentation of SPP for the year ended December 31, 2010, we removed a hospital that was placed into redevelopment in 2011, which no longer meets our criteria for SPP as of the date placed into redevelopment.

(2) Represents average capacity as reported by the respective tenants or operators for the twelve month period and a quarter in arrears from the periods presented. Certain operators in our hospital portfolio are not required under their respective leases to provide operational data.

SPP and Total Portfolio NOI and Adjusted NOI. NOI increased for the year ended December 31, 2011 primarily as a result of rent escalations. Adjusted NOI increased primarily as a result of rent escalations and the expiration of rent abatements on our Irvine hospital.

Other Income and Expense Items

Interest income. For the year ended December 31, 2011, interest income decreased $60 million to $100 million as a result of decreases of income earned from and due to the settlement of our HCR ManorCare debt investments in 2011 of $58 million, a decrease of $12 million due to interest earned from marketable debt securities that were sold in 2010 and a decline of $12 million of interest earned from our Delphis loan as it was placed on non-accrual status in 2011; these decreases were partially offset by an increase of $35 million in interest earned and prepayment premiums and unamortized discounts recognized in April 2011 upon the early repayment of our loans to Genesis HealthCare. For a more detailed description of our loan investments and marketable debt securities, see Notes 7 and 10, respectively, to the Consolidated Financial Statements.

Investment management fee income. Investment management fee income decreased $3 million to $2 million for the year ended December 31, 2011 primarily as a result of acquiring our partner's 65% interest in HCP Ventures II on January 14, 2011, which resulted in the termination of the partnerships' related management contracts.

Interest expense. For the year ended December 31, 2011, interest expense increased $131 million to $416 million. The increase in interest expense was primarily due to a $111 million increase from our $2.4 billion senior unsecured notes offering in January 2011 as a result of prefunding activities from our

HCR ManorCare Acquisition, the $11 million write-off of unamortized loan fees related to an expired bridge loan commitment and the consolidation of HCP Ventures II on January 14, 2011 that included the consolidation of $635 million of mortgage debt, which increases were partially offset by the impact of repayments of mortgage debt related to contractual maturities and senior unsecured notes during 2010 and 2011 and lower interest rates during 2011 as compared to 2010.

Our exposure to expense fluctuations related to our variable rate indebtedness is substantially mitigated by our interest rate swap contracts. For a more detailed discussion of our interest rate risk, see "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A.

The table below sets forth information with respect to our debt, excluding premiums and discounts (dollars in thousands):

	As of December 31,(1)	
	2011	2010
Balance:		
Fixed rate	$7,166,349	$4,260,027
Variable rate	502,919	306,290
Total	$7,669,268	$4,566,317
Percent of total debt:		
Fixed rate	93%	93%
Variable rate	7	7
Total	100%	100%
Weighted average interest rate at end of period:		
Fixed rate	5.83%	6.35%
Variable rate	2.19%	4.03%
Total weighted average rate	5.59%	6.19%

(1) December 31, 2011 and 2010 excludes $88 million and $92 million, respectively, of other debt that represents non-interest bearing life care bonds and occupancy fee deposits at certain of our senior housing facilities, which have no scheduled maturities. At December 31, 2011, $88 million of variable-rate mortgages are presented as fixed-rate debt as the interest payments under such debt have been swapped (pay fixed and receive float). At December 31, 2010, $250 million of fixed-rate senior unsecured notes are presented as variable-rate debt as the interest payments under such debt has been swapped (pay float and receive fixed) and $60 million of variable-rate mortgages are presented as fixed-rate debt as the interest payments under such debt have been swapped (pay fixed and receive float); the interest rates for swapped debt are presented at the swapped rates.

Depreciation and amortization expense. Depreciation and amortization expenses increased $43 million to $350 million for the year ended December 31, 2011. The increase in depreciation and amortization expense was primarily related to: (i) a $37 million increase as a result of the consolidation of HCP Ventures II on January 14, 2011 and (ii) a $12 million increase from the additive effect of our other property acquisitions during 2010 and 2011.

General and administrative expenses. General and administrative expenses increased $13 million to $96 million for the year ended December 31, 2011. The increase in general and administrative expenses was a result of increases in acquisition costs, primarily attributable to our HCR ManorCare Acquisition and compensation related expenses. These increases were partially offset by a decrease in legal fees associated with litigation matters (see the information set forth under the heading "Legal Proceedings" of Note 12 to the Consolidated Financial Statements).

Litigation settlement and provision. On November 9, 2011, we entered into an agreement with Ventas to settle all remaining claims relating to Ventas's litigation against us arising out of Ventas's 2007 acquisition of Sunrise Senior Living REIT. As part of the settlement, we paid $125 million to

Ventas, which resulted in a charge for the same amount (see the information set forth under the heading "Legal Proceedings" of Note 12 to the Consolidated Financial Statements). No similar charges were recognized during the year ended December 31, 2010.

Impairments (recoveries). During the year ended December 31, 2011, we recognized an impairment of $15 million related to our Delphis senior secured term loan as a result of concluding that the carrying value of this loan was in excess of the fair value of the related collateral supporting this loan (see Note 7 to the Consolidated Financial Statements).

During the year ended December 31, 2010, we recognized aggregate income of $12 million, which represents impairment recoveries of portions of impairment charges recognized in 2009 of investments related to Erickson Retirement Communities and its affiliate entities ("Erickson"). Erickson was the tenant at three of our senior housing CCRC DFLs and the borrower of a senior construction loan in which we had a participation interest (see Note 6 to the Consolidated Financial Statements).

Other income, net. For the year ended December 31, 2011, other income, net decreased $3 million to $13 million. The year ended December 31, 2011, included the net impact of the following: (i) a gain of $8 million resulting from our January 2011 acquisition of our partner's 65% interest in and consolidation of HCP Ventures II, (ii) income of $6 million in connection with a litigation settlement in June 2011 for proceeds owed to the Company from a sale of assets, and (iii) a charge of $5 million for an other-than-temporary impairment of marketable equity securities. The year ended December 31, 2010 included gains on marketable securities of $15 million.

Equity income from unconsolidated joint ventures. During the year ended December 31, 2011, equity income from unconsolidated joint ventures increased $42 million to $47 million. This increase was primarily a result of equity income from our 9.4% interest in HCR ManorCare (see Notes 3 and 8 to the Consolidated Financial Statements for additional information), partially offset by the impact of our consolidation of HCP Ventures II on January 14, 2011, which was previously accounted for as an equity method investment.

Impairments of investments in unconsolidated joint ventures. During the year ended December 31, 2010, we recognized impairments of $72 million related to our 35% interest in HCP Ventures II, an unconsolidated joint venture that owned 25 senior housing properties previously leased by Horizon Bay (see Note 8 to the Consolidated Financial Statements). No similar impairments were recognized during the year ended December 31, 2011.

Discontinued operations. Income from discontinued operations for the year ended December 31, 2011 was $7 million, compared to $29 million for the comparable period in 2010. The decrease is primarily due to a decrease in gains on real estate dispositions of $17 million and a decline in operating income from discontinued operations of $5 million. During the year ended December 31, 2011, we sold properties for $19 million, compared to $56 million for the year ended December 31, 2010.

Liquidity and Capital Resources

Our principal liquidity needs are to: (i) fund recurring operating expenses, (ii) meet debt service requirements, including $550 million of senior unsecured notes and $292 million of mortgage debt principal payments and maturities in 2013, (iii) fund capital expenditures, including tenant improvements and leasing costs, (iv) fund acquisition and development activities, and (v) make dividend distributions. We anticipate that cash flow from continuing operations over the next 12 months will be adequate to fund our business operations, debt service payments, recurring capital expenditures and cash dividends to shareholders. Capital requirements relating to maturing indebtedness, acquisitions and development activities may require funding from borrowings and/or equity and debt offerings.

Access to capital markets impacts our cost of capital and ability to refinance maturing indebtedness, as well as our ability to fund future acquisitions and development through the issuance of additional securities or secured debt. Credit ratings impact our ability to access capital and directly impact our cost of capital as well. For example, as noted below, our revolving line of credit facility accrues interest at a rate per annum equal to LIBOR plus a margin that depends upon our debt ratings. We also pay a facility fee on the entire revolving commitment that depends upon our debt ratings. As of February 11, 2013, we had a credit rating of BBB+ from Fitch, Baa1 from Moody's and BBB+ from S&P on our senior unsecured debt securities.

Net cash provided by operating activities was $1 billion and $724 million for the years ended December 31, 2012 and 2011, respectively. The increase in operating cash flows is primarily the result of the following: (i) the additive impact of our acquisitions in 2011 and 2012, (ii) assets placed in service in 2011 and 2012 and (iii) rent escalations and resets in 2011 and 2012, which increases were partially offset by increased debt interest payments. Our cash flows from operations are dependent upon the occupancy level of multi-tenant buildings, rental rates on leases, our tenants' performance on their lease obligations, the level of operating expenses and other factors.

The following are significant investing and financing activities for the year ended December 31, 2012:

- acquired $1.9 billion of real estate, including the $1.7 billion Blackstone JV acquisition;
- purchased $215 million (£137 million) of senior unsecured notes and funded $219 million of loans;
- raised $3.5 billion of debt and equity capital to fund, among other things, the aforementioned investments, repay debt totaling $860 million and redeem preferred securities for $296 million; and
- paid dividends on common and preferred stock of $865 million, which are generally funded by cash provided by our operating activities.

Debt

Bank line of credit and Term Loan. On March 27, 2012, we executed an amendment to our existing $1.5 billion unsecured revolving line of credit facility (the "Facility"). This amendment reduces the cost of the Facility (lower borrowing rate and facility fee) and extends the Facility's maturity by one additional year to March 2016. The Facility contains a one-year extension option. Borrowings under this Facility accrue interest at LIBOR plus a margin that depends upon our debt ratings. We pay a facility fee on the entire revolving commitment that depends on our debt ratings. Based on our debt ratings at February 11, 2013, the margin on the Facility was 1.075%, and the facility fee was 0.175%. The Facility also includes a feature that will allow us to increase the borrowing capacity by an aggregate amount of up to $500 million, subject to securing additional commitments from existing lenders or new lending institutions.

On July 30, 2012, we entered into a credit agreement with a syndicate of banks for a £137 million ($223 million at December 31, 2012) four-year unsecured Term Loan (the "Term Loan") that accrues interest at a rate of GBP LIBOR plus 1.20%, based on our current debt ratings. Concurrent with the closing of the Term Loan, we entered into a four-year interest rate swap agreement that fixed the rate of the Term Loan at 1.81%, subject to adjustments based on our credit ratings. The Term Loan contains a one-year committed extension option.

Our Facility and Term Loan contain certain financial restrictions and other customary requirements. Among other things, these covenants, using terms defined in the agreements (i) limit the ratio of Consolidated Total Indebtedness to Consolidated Total Asset Value to 60%, (ii) limit the ratio of Secured Debt to Consolidated Total Asset Value to 30%, (iii) limit the ratio of Unsecured Debt to Consolidated Unencumbered Asset Value to 60%, (iv) require a minimum Fixed Charge Coverage ratio of 1.5 times and (v) require a formula-determined Minimum Consolidated Tangible Net Worth of $9.2 billion at December 31, 2012. At December 31, 2012, we were in compliance with each of these restrictions and requirements of the Facility and Term Loan.

Our Facility also contains cross-default provisions to other indebtedness of ours, including in some instances, certain mortgages on our properties. Certain mortgages contain default provisions relating to defaults under the leases or operating agreements on the applicable properties by our operators or tenants, including default provisions relating to the bankruptcy filings of such operator or tenant. Although we believe that we would be able to secure amendments under the applicable agreements if a default as described above occurs, such a default may result in significantly less favorable borrowing terms than currently available, material delays in the availability of funding or other material adverse consequences.

Senior unsecured notes. At December 31, 2012, we had senior unsecured notes outstanding with an aggregate principal balance of $6.7 billion. Interest rates on the notes ranged from 1.21% to 7.07% with a weighted average effective interest rate of 5.10% and a weighted average maturity of six years at December 31, 2012. The senior unsecured notes contain certain covenants including limitations on debt, maintenance of unencumbered assets, cross-acceleration provisions and other customary terms. At December 31, 2012, we believe we were in compliance with these covenants.

Mortgage debt. At December 31, 2012, we had $1.7 billion in aggregate principal amount of mortgage debt outstanding that is secured by 135 healthcare facilities (including redevelopment properties) with a carrying value of $2.1 billion. Interest rates on the mortgage debt ranged from 1.54% to 8.69% with a weighted average effective interest rate of 6.13% and a weighted average maturity of four years at December 31, 2012.

Mortgage debt generally requires monthly principal and interest payments, is collateralized by certain properties and is generally non-recourse. Mortgage debt typically restricts transfer of the encumbered properties, prohibits additional liens, restricts prepayment, requires payment of real estate taxes, requires maintenance of the assets in good condition, requires maintenance of insurance on the assets and includes conditions to obtain lender consent to enter into and terminate material leases. Some of the mortgage debt is also cross-collateralized by multiple properties and may require tenants or operators to maintain compliance with the applicable leases or operating agreements of such real estate assets.

Other debt. At December 31, 2012, we had $82 million of non-interest bearing life care bonds at two of our continuing care retirement communities and non-interest bearing occupancy fee deposits at two of our senior housing facilities, all of which were payable to certain residents of the facilities (collectively, "Life Care Bonds"). The Life Care Bonds are refundable to the residents upon the termination of the contract or upon the successful resale of the unit.

Debt Maturities

The following table summarizes our stated debt maturities and scheduled principal repayments at December 31, 2012 (in thousands):

Year	Term Loan[1]	Senior Unsecured Notes	Mortgage	Total[2]
2013	$ —	$ 550,000	$ 291,747	$ 841,747
2014	—	487,000	179,695	666,695
2015	—	400,000	308,048	708,048
2016	222,694	900,000	291,338	1,414,032
2017	—	750,000	550,052	1,300,052
Thereafter	—	3,650,000	65,886	3,715,886
	222,694	6,737,000	1,686,766	8,646,460
(Discounts) and premiums, net	—	(24,376)	(10,222)	(34,598)
	$222,694	$6,712,624	$1,676,544	$8,611,862

(1) Represents £137 million translated into U.S. dollars as of December 31, 2012.

(2) Excludes $82 million of other debt that represents Life Care Bonds that have no scheduled maturities.

Derivative Financial Instruments. We use derivative instruments to mitigate the effects of interest rate and foreign exchange fluctuations on specific forecasted transactions as well as recognized financial obligations or assets. We do not use derivative instruments for speculative or trading purposes.

The following table summarizes our outstanding interest rate and foreign exchange swap contracts as of December 31, 2012 (dollars and GBP in thousands):

Date Entered	Maturity Date	Hedge Designation	Fixed Rate/Buy Amount	Floating/Exchange Rate Index	Notional/Sell Amount	Fair Value
July 2005	July 2020	Cash Flow	3.82%	BMA Swap Index	$ 45,600	$(8,666)
November 2008	October 2016	Cash Flow	5.95%	1 Month LIBOR+1.50%	27,000	(3,878)
July 2009	July 2013	Cash Flow	6.13%	1 Month LIBOR+3.65%	13,700	(155)
July 2012	June 2016	Cash Flow	1.81%	1 Month GBP LIBOR+1.20%	£137,000	89
July 2012	June 2016	Cash Flow	$79,600	Buy USD/Sell GBP	£ 50,700	(2,641)

For a more detailed description of our derivative financial instruments, see Note 24 to the Consolidated Financial Statements and "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A.

Equity

At December 31, 2012, we had 453 million shares of common stock outstanding. At December 31, 2012, equity totaled $10.8 billion, and our equity securities had a market value of $20.7 billion.

As of December 31, 2012, there were a total of four million DownREIT units outstanding in four limited liability companies in which we are the managing member. The DownREIT units are exchangeable for an amount of cash approximating the then-current market value of shares of our common stock or, at our option, shares of our common stock (subject to certain adjustments, such as stock splits and reclassifications).

Shelf Registration

We have a prospectus that we filed with the SEC as part of a registration statement on Form S-3ASR, using a shelf registration process which expires in July 2015. Under the "shelf" process, we may sell any combination of the securities in one or more offerings. The securities described in the prospectus include common stock, preferred stock, depositary shares, debt securities and warrants.

The prospectus only provides a general description of the securities we may offer. The prospectus may not be used to sell securities unless accompanied by a prospectus supplement or a free writing prospectus. Each time we sell securities under the shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered and of the offering. The prospectus supplement may also add, update or change information contained in the prospectus.

We may offer and sell the securities pursuant to the prospectus through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. The securities may also be resold by selling security holders. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements. We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement, and unless otherwise set forth in a therein, we will not receive any proceeds if the securities are sold by a selling security holder.

Non-GAAP Financial Measure—Funds From Operations ("FFO")

We believe FFO applicable to common shares, diluted FFO applicable to common shares, and basic and diluted FFO per common share are important supplemental non-GAAP measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets utilizes straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative. The term FFO was designed by the REIT industry to address this issue.

FFO is defined as net income applicable to common shares (computed in accordance with GAAP), excluding gains or losses from acquisition and dispositions of depreciable real estate or related interests, impairments of, or related to, depreciable real estate, plus real estate and DFL depreciation and amortization, with adjustments for joint ventures. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts' ("NAREIT") definition; however, other REITs may report FFO differently or have a different interpretation of the current NAREIT definition from us. In addition, we present FFO before the impact of litigation settlement charges, preferred stock redemption charges, impairments (recoveries) of non-depreciable assets and merger-related items (defined below) ("FFO as adjusted"). Management believes FFO as adjusted is a useful alternative measurement. This measure is a modification of the NAREIT definition of FFO and should not be used as an alternative to net income (determined in accordance with GAAP).

Details of certain items that affect comparability are discussed under *Results of Operations* above. The following is a reconciliation from net income applicable to common shares, the most direct comparable financial measure calculated and presented in accordance with GAAP, to FFO and FFO as adjusted (in thousands, except per share data):

	Year Ended December 31,		
	2012	2011	2010
Net income applicable to common shares	$ 812,289	$ 515,302	$307,498
Depreciation and amortization of real estate, in-place lease and other intangibles:			
Continuing operations	358,245	349,922	306,934
Discontinued operations	8,267	7,473	6,513
DFL depreciation	12,756	8,840	—
Gain on sales of real estate	(31,454)	(3,107)	(19,925)
Gain upon consolidation of joint venture	—	(7,769)	—
Impairments of interests in unconsolidated joint venture	—	—	71,693
Equity income from unconsolidated joint ventures	(54,455)	(46,750)	(4,770)
FFO from unconsolidated joint ventures	64,933	56,887	25,288
Noncontrolling interests' and participating securities' share in earnings	17,547	18,062	15,767
Noncontrolling interests' and participating securities' share in FFO	(21,620)	(20,953)	(18,361)
FFO applicable to common shares	$1,166,508	$ 877,907	$690,637
Distributions on dilutive convertible units	13,028	6,916	11,847
Diluted FFO applicable to common shares	$1,179,536	$ 884,823	$702,484
Diluted FFO per common share	$ 2.72	$ 2.19	$ 2.25
Weighted average shares used to calculate diluted FFO per common share	434,328	403,864	312,797
Diluted earnings per common share	$ 1.90	$ 1.29	$ 1.00
Depreciation and amortization of real estate, in-place lease and other intangibles	0.85	0.89	1.02
DFL depreciation	0.03	0.02	—
Gain on sales of real estate and upon consolidation of joint venture	(0.07)	(0.03)	(0.06)
Impairments of interests in unconsolidated joint ventures	—	—	0.23
Joint venture and participating securities FFO adjustments	0.01	0.02	0.06
Diluted FFO per common share	$ 2.72	$ 2.19	$ 2.25
Impact of adjustments to FFO:			
Preferred stock redemption charge[1]	$ 10,432	$ —	$ —
Litigation settlement and provision charges[2]	—	125,000	—
Other impairments (recoveries)[3]	7,878	15,400	(11,900)
Merger-related items[4]	5,642	26,596	4,339
	$ 23,952	$ 166,996	$ (7,561)

	Year Ended December 31,		
	2012	2011	2010
FFO as adjusted applicable to common shares	$1,190,460	$1,044,903	$683,076
Distributions on dilutive convertible units	12,957	11,646	12,089
Diluted FFO as adjusted	$1,203,417	$1,056,549	$695,165
Diluted FFO as adjusted per common share	$ 2.78	$ 2.69	$ 2.23
Weighted average shares used to calculate diluted FFO as adjusted per common share[5]	433,607	393,237	311,285

(1) In connection with the redemption of our preferred stock, during the year ended December 31, 2012, we incurred a redemption charge of $10.4 million related to the original issuance costs.

(2) The litigation settlement charge during the year ended December 31, 2011 relates to the Ventas settlement.

(3) The following impairments, net of recoveries had an impact on FFO:

- The impairment charge during the year ended December 31, 2012 relates to the sale of a land parcel in our life science segment.
- The impairment charge during the year ended December 31, 2011 relates to our senior secured loan to Delphis.
- Recoveries for the year ended December 31, 2010 relate to portions of previous impairment charges related to investments in three direct financing leases (non-depreciable due to lessee purchase option) and a participation interest in a senior construction loan related to Erickson.

(4) The year ended December 31, 2012 merger-related items of $0.02 per share attributable to the Senior Housing Portfolio acquisition include direct transaction costs and the impact of the negative carry of prefunding the transaction with the $1.0 billion, or 22 million shares, common stock offering completed on October 19, 2012 on the calculation of weighted average shares. Proceeds from this offering were used to fund the Senior Housing Portfolio Acquisition. Merger-related items for the year ended December 31, 2011 are attributable to our HCR ManorCare Acquisition (incurred from January 1st through April 6th 2011), which include the following: (i) $26.8 million of direct transaction costs, (ii) $23.9 million of interest expense associated with the $2.4 billion senior unsecured notes issued on January 24, 2011, proceeds from which were obtained to prefund the HCR ManorCare Acquisition, partially offset by (iii) $24.1 million of income related to gains upon the reinvestment of the our debt investment in HCR ManorCare and other miscellaneous items. Merger-related items for 2010 primarily include professional fees associated with our HCR ManorCare Acquisition.

(5) Our weighted average shares used to calculate diluted FFO as adjusted eliminate the impact of 46 million shares of common stock from our December 2010 offering and 30 million shares from our March 2011 common stock offering (excludes 4.5 million shares sold to the underwriters upon exercise of their option to purchase additional shares), which issuances increased our weighted average shares by 12.9 million and 1.5 million for the years ended December 31, 2011 and 2010, respectively. Proceeds from these offerings were used to fund a portion of the cash consideration for the HCR ManorCare Acquisition.

Off-Balance Sheet Arrangements

We own interests in certain unconsolidated joint ventures as described under Note 8 to the Consolidated Financial Statements. Except in limited circumstances, our risk of loss is limited to our investment in the joint venture and any outstanding loans receivable. In addition, we have certain properties which serve as collateral for debt that is owed by a previous owner of certain of our facilities, as described under Note 12 to the Consolidated Financial Statements. Our risk of loss for these certain properties is limited to the outstanding debt balance plus penalties, if any. We have no other material off-balance sheet arrangements that we expect would materially affect our liquidity and capital resources except those described below under *Contractual Obligations*.

Contractual Obligations

The following table summarizes our material contractual payment obligations and commitments at December 31, 2012 (in thousands):

	Total[1]	Less than One Year	2014-2015	2016-2017	More than Five Years
Term loan[2]	$ 222,694	$ —	$ —	$ 222,694	$ —
Senior unsecured notes	6,737,000	550,000	887,000	1,650,000	3,650,000
Mortgage debt	1,686,766	291,747	487,743	841,390	65,886
Construction loan commitments[3]	50,216	35,926	14,290	—	—
Development commitments[4]	13,514	13,079	435	—	—
Ground and other operating leases	224,574	7,734	13,491	10,025	193,324
Interest[5]	2,554,191	424,618	717,441	526,560	885,572
Total	$11,488,955	$1,323,104	$2,120,400	$3,250,669	$4,794,782

(1) Excludes $82 million of other debt that represents Life Care Bonds that have no scheduled maturities.

(2) Represents £137 million translated into U.S. dollars as of December 31, 2012.

(3) Represents commitments to finance development projects and related working capital financings.

(4) Represents construction and other commitments for developments in progress.

(5) Interest on variable-rate debt is calculated using rates in effect at December 31, 2012.

Inflation

Our leases often provide for either fixed increases in base rents or indexed escalators, based on the Consumer Price Index or other measures, and/or additional rent based on increases in the tenants' operating revenues. Most of our MOB leases require the tenant to pay a share of property operating costs such as real estate taxes, insurance and utilities. Substantially all of our senior housing, life science, post-acute/skilled nursing and hospital leases require the operator or tenant to pay all of the property operating costs or reimburse us for all such costs. We believe that inflationary increases in expenses will be offset, in part, by the operator or tenant expense reimbursements and contractual rent increases described above.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements for the impact of new accounting standards. There were no accounting pronouncements that were issued, but not yet adopted by us, that we believe will materially impact our consolidated financial statements.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We use derivative financial instruments in the normal course of business to mitigate interest rate and foreign currency risk. We do not use derivative financial instruments for speculative or trading purposes. Derivatives are recorded on the consolidated balance sheets at their fair value. See Note 24 to the Consolidated Financial Statements for additional information.

To illustrate the effect of movements in the interest rate and foreign currency markets, we performed a market sensitivity analysis on our hedging instruments. We applied various basis point spreads to the underlying interest rate curves and foreign currency exchange rates of the derivative portfolio in order to determine the instruments' change in fair value. Assuming a one percentage point change in the underlying interest rate curve and foreign currency exchange rates, the estimated change in fair value of each of the underlying derivative instruments would not exceed $8 million. See Note 24 to the Consolidated Financial Statements for additional analysis details.

Interest Rate Risk. At December 31, 2012, we were exposed to market risks related to fluctuations in interest rates on properties with a gross value of $83 million that are subject to leases where the payments fluctuate with changes in LIBOR (excludes $223 million of variable-rate senior unsecured notes that have been hedged through interest-rate swap contracts). Our exposure to income fluctuations related to our variable-rate investments is partially offset by: (i) $25 million of variable-rate senior unsecured notes and (ii) $15 million of variable-rate mortgage debt payable (excludes $86 million of variable-rate mortgage notes that have been hedged through interest-rate swap contracts). Additionally, our exposure to market risks related to fluctuations in interest rates excludes our GBP denominated $223 million (£137 million) variable-rate Term Loan that has been hedged through interest-rate swap contracts.

Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt and assets unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. Conversely, changes in interest rates on variable rate debt and investments would change our future earnings and cash flows, but not significantly affect the fair value of those instruments. Assuming a one percentage point increase in the interest rate related to the variable-rate investments and variable-rate debt, and assuming no other changes in the outstanding balance as of December 31, 2012, our annual interest expense would increase by approximately $0.3 million, or less than $0.01 per common share on a diluted basis.

Foreign Currency Exchange Rate Risk. At December 31, 2012, our exposure to foreign currency exchange rates relates to forecasted interest receipts from our GBP denominated senior unsecured notes (see additional discussion of the Four Seasons Health Care Senior Unsecured Notes in Note 10 of the Consolidated Financial Statements). Our foreign currency exchange exposure is mitigated by the forecasted interest and principal payments from our GBP denominated unsecured Term Loan (see Note 11 to the Consolidated Financial Statements for additional information) and a foreign currency swap contract for approximately 85% of the forecasted interest receipts from our senior unsecured notes through the non-call period which ends on June 15, 2016.

Market Risk. We have investments in marketable debt securities classified as held-to-maturity, because we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded at amortized cost and adjusted for the amortization of premiums and discounts through maturity. We consider a variety of factors in evaluating an other-than-temporary decline in value, such as: the length of time and the extent to which the market value has been less than our current adjusted carrying value; the issuer's financial condition, capital strength and near-term prospects; any recent events specific to that issuer and economic conditions of its industry; and our investment horizon in relationship to an anticipated near-term recovery in the market value, if any. At December 31, 2012, the fair value and adjusted carrying value of marketable debt securities were $234 million and $223 million, respectively.

We have investments in marketable equity securities classified as available-for-sale. Gains and losses on these securities are recognized in income when realized, and losses are recognized when an other-than-temporary decline in value is identified. An initial indicator of an other-than-temporary decline in value for marketable equity securities is based on the severity of the decline in market value below the cost basis for an extended period of time. We consider a variety of factors in evaluating an other-than-temporary decline in value, such as: the length of time and the extent to which the market value has been less than our current cost basis; the issuer's financial condition, capital strength and near-term prospects; any recent events specific to that issuer and economic conditions of its industry; and our investment horizon in relationship to an anticipated near-term recovery in the market value, if any. At December 31, 2012, the fair value and adjusted cost basis of marketable equity securities were $25 million and $17 million, respectively.

The principal amount and the average interest rates for our loans receivable and debt categorized by maturity dates is presented in the table below. The fair value for our senior unsecured notes payable is based on prevailing market prices. The fair value estimates for loans receivable and mortgage debt payable are based on discounting future cash flows utilizing current rates for loans and debt of the same type and remaining maturity.

	Maturity							
	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(dollars in thousands)							
Assets:								
Loans receivable (USD)	$ 38,633[1]	$ —	$ 15,640	$111,900	$111,742	$ —	$ 277,915	$ 279,850
Weighted average interest rate	13.48%	—%	8.00%	7.25%	11.61%	—%	9.91%	
Debt securities held-for-sale (GBP)	$ —	$ —	$ —	$222,809	$ —	$ —	$ 222,809	$ 234,137
Weighted average interest rate	—%	—%	—%	12.25%	—%	—%	12.25%	
Liabilities[2]:								
Variable-rate debt:								
Term loan (GBP)	$ —	$ —	$ —	$222,694	$ —	$ —	$ 222,694	$ 222,694
Weighted average interest rate	—%	—%	—%	2.00%	—%	—%	2.00%	
Senior unsecured notes payable (USD)	$ —	$ 25,000	$ —	$ —	$ —	$ —	$ 25,000	$ 24,982
Weighted average interest rate	—%	1.27%	—%	—%	—%	—%	1.27%	
Mortgage debt payable (USD)	$ 6,430	$ 455	$ 8,500	$ —	$ —	$ —	$ 15,385	$ 14,205
Weighted average interest rate	2.01%	—%	1.75%	—%	—%	—%	1.85%	
Fixed-rate debt:								
Senior unsecured notes payable (USD)	$550,000	$462,000	$400,000	$900,000	$750,000	$3,650,000	$6,712,000	$7,407,031
Weighted average interest rate	5.80%	3.32%	6.64%	5.07%	6.04%	4.89%	5.11%	
Mortgage debt payable (USD)	$285,317	$179,240	$299,548	$291,338	$550,052	$ 65,887	$1,671,382	$1,756,949
Weighted average interest rate	6.25%	5.78%	6.17%	6.88%	6.04%	5.26%	6.17%	
Interest rate derivatives assets (liabilities):								
Variable-rate debt:								
Variable to fixed	$ (155)	$ —	$ —	$ (3,878)	$ —	$ (8,666)	$ (12,699)	$ (12,699)
Weighted average pay rate	6.13%	—%	—%	5.95%	—%	3.82%	4.50%	
Weighted average receive rate	3.86%	—%	—%	2.67%	—%	1.21%	1.69%	
Variable to fixed (GBP)	$ —	$ —	$ —	$ 89	$ —	$ —	$ 89	$ 89
Weighted average pay rate	—%	—%	—%	1.81%	—%	—%	1.81%	
Weighted average receive rate	—%	—%	—%	1.82%	—%	—%	1.82%	

(1) Effective January 1, 2011, a senior secured loan to Delphis was placed on non-accrual status. For additional information regarding the senior secured loan to Delphis see Note 7 to the Consolidated Financial Statements.

(2) Excludes $82 million of other debt that represents non-interest bearing Life Care Bonds and occupancy fee deposits at certain of our senior housing facilities, which have no scheduled maturities.

ITEM 8. Financial Statements and Supplementary Data

See Index to Consolidated Financial Statements included in this report.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

ITEM 9A. Controls and Procedures

Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our

Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Also, we have investments in certain unconsolidated entities. Our disclosure controls and procedures with respect to such entities are substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As required by Rule 13a-15(b) and 15d-15(b) of the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012. Based upon that evaluation, our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) concluded that our disclosure controls and procedures were effective, as of December 31, 2012, at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2012 to which this report relates that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of HCP, Inc.
Long Beach, California

We have audited the internal control over financial reporting of HCP, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2012, of the Company and our report dated February 12, 2013 expressed an unqualified opinion on those financial statements and financial statement schedules and included an explanatory paragraph regarding the Company's adoption of Accounting Standards Update No. 2011-05, *Presentation of Comprehensive Income*.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 12, 2013

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Our executive officers were as follows on February 1, 2013:

Name	Age	Position
James F. Flaherty III	55	Chairman and Chief Executive Officer
Jonathan M. Bergschneider	38	Executive Vice President—Life Science Estates
Paul F. Gallagher	52	Executive Vice President and Chief Investment Officer
Edward J. Henning	59	Executive Vice President
Thomas D. Kirby	66	Executive Vice President—Acquisitions and Valuations
Thomas M. Klaritch	55	Executive Vice President—Medical Office Properties
James W. Mercer	68	Executive Vice President, General Counsel and Corporate Secretary
Timothy M. Schoen	45	Executive Vice President and Chief Financial Officer
Susan M. Tate	52	Executive Vice President—Post-Acute and Hospitals
Kendall K. Young	52	Executive Vice President—Senior Housing

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors and employees, including our Chief Executive Officer and all senior financial officers, including our principal financial officer, principal accounting officer and controller. A current copy of our Code of Business Conduct and Ethics is posted on the Investor Relations section of our website at www.hcpi.com. In addition, waivers from, and amendments to, our Code of Business Conduct and Ethics that apply to our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions, will be timely posted in the Investor Relations section of our website at www.hcpi.com.

We hereby incorporate by reference the information appearing under the captions "Directors and Executive Officers," "Board of Directors and Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's definitive proxy statement relating to its 2013 Annual Meeting of Stockholders to be held on April 25, 2013.

ITEM 11. Executive Compensation

We hereby incorporate by reference the information under the caption "Executive Compensation" in the Registrant's definitive proxy statement relating to its 2013 Annual Meeting of Stockholders to be held on April 25, 2013.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

We hereby incorporate by reference the information under the captions "Security Ownership of Principal Stockholders, Directors and Management" and "Equity Compensation Plan Information" in the Registrant's definitive proxy statement relating to its 2013 Annual Meeting of Stockholders to be held on April 25, 2013.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

We hereby incorporate by reference the information under the captions "Certain Transactions" and "Board of Directors and Corporate Governance" in the Registrant's definitive proxy statement relating to its 2013 Annual Meeting of Stockholders to be held on April 25, 2013.

ITEM 14. Principal Accountant Fees and Services

We hereby incorporate by reference under the caption "Audit and Non-Audit Fees" in the Registrant's definitive proxy statement relating to its 2013 Annual Meeting of Stockholders to be held on April 25, 2013.

PART IV

ITEM 15. Exhibits, Financial Statements and Financial Statement Schedules (2012)

(a)(1) Financial Statements:

Report of Independent Registered Public Accounting Firm—Deloitte & Touche LLP

Financial Statements

Consolidated Balance Sheets—December 31, 2012 and 2011

Consolidated Statements of Income—for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Comprehensive Income—for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Stockholders' Equity—for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows—for the years ended December 31, 2012, 2011 and 2010

Notes to Consolidated Financial Statements

Schedule II: Valuation and Qualifying Accounts

(a)(2) Schedule III: Real Estate and Accumulated Depreciation

Note: All other schedules have been omitted because the required information is presented in the financial statements and the related notes or because the schedules are not applicable.

(a)(3) Exhibits:

2.1 Purchase Agreement, dated as of December 13, 2010, by and among HCP, Inc., HCP 2010 REIT LLC, HCR ManorCare, Inc., HCR Properties, LLC and HCR Healthcare, LLC (incorporated herein by reference to Exhibit 2.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed December 14, 2010).

2.1.1 Amendment to Purchase Agreement, dated as of April 7, 2011, by and among HCP, Inc., HCP 2010 REIT LLC, HCR ManorCare MergeCo, Inc., HCR ManorCare, LLC, HCR Properties, LLC and HCR Healthcare, LLC (incorporated herein by reference to Exhibit 2.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed April 13, 2011).†

2.2 Purchase and Sale Agreement, dated as of October 16, 2012, by and among BRE/SW Portfolio LLC, those owner entities listed on Schedule 1 thereto, HCP, Inc. and Emeritus Corporation.**

3.1 Articles of Restatement of HCP (incorporated by reference herein to Exhibit 3.1 to HCP's Registration Statement on Form S-3 (Registration No. 333-182824, filed July 24, 2012).

3.2	Fourth Amended and Restated Bylaws of HCP (incorporated herein by reference to Exhibit 3.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed September 25, 2006).
3.2.1	Amendment No. 1 to Fourth Amended and Restated Bylaws of HCP (incorporated by reference herein to Exhibit 3.2.1 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2007).
3.2.2	Amendment No. 2 to Fourth Amended and Restated Bylaws of HCP (incorporated herein by reference to Exhibit 3.2.2 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2009).
3.2.3	Amendment No. 3 to Fourth Amended and Restated Bylaws of HCP (incorporated herein by reference to Exhibit 3.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed March 10, 2011).
4.1	Indenture, dated as of September 1, 1993, between HCP and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.2 to HCP's Registration Statement on Form S-3/A (Registration No. 333-86654), filed May 21, 2002).
4.1.1	First Supplemental Indenture dated as of January 24, 2011, to the Indenture, dated as of September 1, 1993, by and between HCP and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed January 24, 2011).
4.2	Indenture, dated as of January 15, 1997, by and between American Health Properties, Inc. (a company that merged with and into HCP) and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to American Health Properties, Inc.'s Current Report on Form 8-K (File No. 1-08895), filed January 21, 1997).
4.2.1	First Supplemental Indenture, dated as of November 4, 1999, to the Indenture, dated as of January 15, 1997, by and between HCP and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.4 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 1999).
4.3	Form of Fixed Rate Global Medium-Term Note (incorporated herein by reference to Exhibit 4.3 to HCP's Current Report on Form 8-K (File No. 1-08895), filed November 20, 2003).
4.4	Form of Floating Rate Global Medium-Term Note (incorporated herein by reference to Exhibit 4.4 to HCP's Current Report on Form 8-K (File No. 1-08895), filed November 20, 2003).
4.5	Form of Fixed Rate Global Medium-Term Note (incorporated herein by reference to Exhibit 4.3 to HCP's Current Report on Form 8-K (File No. 1-08895), filed February 17, 2006).
4.6	Form of Floating Rate Global Medium-Term Note (incorporated herein by reference to Exhibit 4.4 to HCP's Current Report on Form 8-K (File No. 1-08895), filed February 17, 2006).
4.7	Officers' Certificate pursuant to Section 301 of the Indenture, dated as of September 1, 1993, by and between HCP and The Bank of New York, as Trustee, establishing a series of securities entitled "6.00% Senior Notes due March 1, 2015" (incorporated herein by reference to Exhibit 3.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed February 28, 2003).

4.8	Officers' Certificate pursuant to Section 301 of the Indenture, dated as of September 1, 1993, by and between HCP and The Bank of New York, as Trustee, establishing a series of securities entitled "5⅝% Senior Notes due May 1, 2017" (incorporated herein by reference to Exhibit 4.2 to HCP's Current Report on Form 8-K (File No. 1-08895), filed April 27, 2005).
4.9	Officers' Certificate pursuant to Section 301 of the Indenture, dated as of September 1, 1993, by and between HCP and The Bank of New York, as trustee, setting forth the terms of HCP's Fixed Rate Medium-Term Notes and Floating Rate Medium-Term Notes (incorporated herein by reference to Exhibit 4.2 to HCP's Current Report on Form 8-K (File No. 1-08895), filed February 17, 2006).
4.10	Form of 5.95% Notes Due 2011 (incorporated herein by reference to Exhibit 4.2 to HCP's Current Report on Form 8-K (File No. 1-08895), filed September 19, 2006).
4.11	Form of 6.30% Notes Due 2016 (incorporated herein by reference to Exhibit 4.3 to HCP's Current Report on Form 8-K (File No. 1-08895), filed September 19, 2006).
4.12	Form of 5.65% Senior Notes Due 2013 (incorporated herein by reference to Exhibit 4.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed December 4, 2006).
4.13	Form of 6.00% Senior Notes Due 2017 (incorporated herein by reference to Exhibit 4.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed January 22, 2007).
4.14	Officers' Certificate (including Form of 6.70% Senior Notes Due 2018 as Annex A thereto), dated October 15, 2007, pursuant to Section 301 of the Indenture, dated as of September 1, 1993, by and between HCP and The Bank of New York Trust Company, N.A., as successor trustee to The Bank of New York, establishing a series of securities entitled "6.70% Senior Notes due 2018" (incorporated by reference herein to Exhibit 4.29 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895), filed October 30, 2007).
4.15	Form of 2.700% Senior Notes due 2014 (incorporated herein by reference to Exhibit 4.2 to HCP's Current Report on Form 8-K (File No. 1-08895), filed January 24, 2011).
4.16	Form of 3.750% Senior Notes due 2016 (incorporated herein by reference to Exhibit 4.3 to HCP's Current Report on Form 8-K (File No. 1-08895), filed January 24, 2011).
4.17	Form of 5.375% Senior Notes due 2021 (incorporated herein by reference to Exhibit 4.4 to HCP's Current Report on Form 8-K (File No. 1-08895), filed January 24, 2011).
4.18	Form of 6.750% Senior Notes due 2041 (incorporated herein by reference to Exhibit 4.5 to HCP's Current Report on Form 8-K (File No. 1-08895), filed January 24, 2011).
4.19	Form of 3.75% Senior Notes due 2019 (incorporated herein by reference to Exhibit 4.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed January 23, 2012).
10.1	Second Amended and Restated Directors Stock Incentive Plan (incorporated herein by reference to Appendix A to HCP's Proxy Statement (File No. 1-08895), filed March 21, 1997).*
10.1.1	First Amendment to Second Amended and Restated Directors Stock Incentive Plan, effective as of November 3, 1999 (incorporated herein by reference to Exhibit 10.1 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 1999).*
10.1.2	Second Amendment to Second Amended and Restated Directors Stock Incentive Plan, effective as of January 4, 2000 (incorporated herein by reference to Exhibit 10.17 to HCP's Annual Report on Form 10-K (File No. 1-08895) for the year ended December 31, 1999).*

10.2	Second Amended and Restated Stock Incentive Plan (incorporated herein by reference to Appendix B to HCP's Proxy Statement (File No. 1 08895), filed March 21, 1997).*
10.2.1	First Amendment to Second Amended and Restated Stock Incentive Plan, effective as of November 3, 1999 (incorporated herein by reference to Exhibit 10.3 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 1999).*
10.3	Amended and Restated 2000 Stock Incentive Plan, effective as of May 7, 2003 (incorporated herein by reference to Annex A to HCP's Proxy Statement (File No. 1-08895) for the Annual Meeting of Stockholders held on May 7, 2003).*
10.3.1	First Amendment to Amended and Restated 2000 Stock Incentive Plan (effective as of May 7, 2003) (incorporated herein by reference to Exhibit 10.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed February 3, 2005).*
10.3.2	Form of Restricted Stock Agreement for Employees and Consultants, effective as of May 7, 2003, relating to HCP's Amended and Restated 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.30 to HCP's Annual Report on Form 10-K (File No. 1-08895) for the year ended December 31, 2003).*
10.3.3	Form of Restricted Stock Agreement for Directors, effective as of May 7, 2003, relating to HCP's Amended and Restated 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.31 to HCP's Annual Report on Form 10-K (File No. 1-08895) for the year ended December 31, 2003).*
10.3.4	CEO Restricted Stock Unit Agreement, relating to HCP's Amended and Restated 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.29 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2005).*
10.4	Second Amended and Restated Director Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.2 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2009).*
10.5	Amended and Restated Executive Retirement Plan, effective as of May 7, 2003 (incorporated herein by reference to Exhibit 10.34 to HCP's Annual Report on Form 10-K (File No. 1-08895) for the year ended December 31, 2003).*
10.6	2006 Performance Incentive Plan, as amended and restated (incorporated by reference to Annex 2 to HCP's Proxy Statement (File No. 1-08895) for the Annual Meeting of Stockholders held on April 23, 2009).*
10.6.1	Form of CEO 2006 Performance Incentive Plan Performance Restricted Stock Unit Agreement with five-year installment vesting (incorporated herein by reference to Exhibit 10.2 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2009).*
10.6.2	Form of CEO 2006 Performance Incentive Plan Performance Restricted Stock Unit Agreement with three-year cliff vesting (incorporated herein by reference to Exhibit 10.3 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2009).*]
10.6.3	Form of Employee 2006 Performance Incentive Plan Performance Restricted Stock Unit Agreement with five-year installment vesting (incorporated herein by reference to Exhibit 10.4 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2009).*

10.6.4	Form of Director 2006 Performance Incentive Plan Director Stock Unit Award Agreement with four-year installment vesting (incorporated herein by reference to Exhibit 10.1 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2009).
10.6.5	HCP, Inc. Terms and Conditions Applicable to Restricted Stock Unit Awards Granted Under the 2006 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.3 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2011).*
10.6.6	Form of CEO 2006 Performance Incentive Plan Time-Based Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.4 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2011).*
10.6.7	Form of CEO 2006 Performance Incentive Plan Performance Restricted Stock Unit Agreement with five-year installment vesting (incorporated herein by reference to Exhibit 10.17 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2008).*
10.6.8	Form of CEO 2006 Performance Incentive Plan Performance Restricted Stock Unit Agreement with three-year cliff vesting (incorporated herein by reference to Exhibit 10.18 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2008).*
10.6.9	Form of Employee 2006 Performance Incentive Plan Performance Restricted Stock Unit Agreement with five- year installment vesting (incorporated herein by reference to Exhibit 10.19 to HCP's Annual Report on Form 10-K, as amended (Filed No. 1-08895), for the year ended December 31, 2007).*
10.6.10	Form of Employee 2006 Performance Incentive Plan Nonqualified Stock Option Agreement with five-year installment vesting (incorporated herein by reference to Exhibit 10.37 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2006).*
10.6.11	Form of Non-Employee Director 2006 Performance Incentive Plan Restricted Stock Award Agreement with five- year installment vesting, (incorporated herein by reference to Exhibit 10.38 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2006).*
10.6.12	Form of Non-Employee Directors 2006 Performance Incentive Plan Stock-For-Fees Program (incorporated herein by reference to Exhibit 10.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed August 2, 2006).*
10.6.13	Amended and Restated Stock Unit Award Agreement Granted Under 2006 Performance Incentive Plan, dated April 24, 2008, by and between HCP and James F. Flaherty III (incorporated herein by reference to Exhibit 10.25 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2008).*
10.6.14	Form of CEO 2006 Performance Incentive Plan Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2012).*
10.6.15	Form of CEO 2006 Performance Incentive Plan Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2012).*
10.6.16	Form of Employee 2006 Performance Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.4 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2012).*

10.6.17 Form of Employee 2006 Performance Incentive Plan Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2012).*

10.6.18 Form of Employee 2006 Performance Incentive Plan Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2012).*

10.7 Change in Control Severance Plan (incorporated herein by reference to Exhibit 10.2 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2012).*

10.8 Executive Bonus Program (incorporated herein by reference to HCP's Current Report on Form 8-K (File No. 1-08895), filed January 31, 2008.*

10.9 Amended and Restated Dividend Reinvestment and Stock Purchase Plan, amended as of July 25, 2012 (incorporated by reference to HCP's Registration Statement on Form S-3 (Registration No. 333-182824), dated July 24, 2012 and as supplemented on July 25, 2012.

10.10 Form of directors and officers Indemnification Agreement (incorporated herein by reference to Exhibit 10.21 to HCP's Annual Report on Form 10-K, as amended (File No. 1-08895) for the year ended December 31, 2007).*

10.11 Letter Agreement, dated as of June 2, 2009, by and between HCP and Scott A. Anderson (incorporated herein by reference to Exhibit 10.3 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2009).*

10.12 Letter Agreement, dated July 7, 2010, by and between HCP and Kendall Young. (incorporated herein by reference to Exhibit 10.1 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2010).*

10.13 Amended and Restated Employment Agreement, dated as of April 24, 2008, by and between HCP and James F. Flaherty III (incorporated herein by reference to Exhibit 10.11 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2008).*

10.14 Employment Agreement, dated as of January 26, 2012, by and between HCP and Paul F. Gallagher (incorporated herein by reference to Exhibit 10.1 to HCP's Current Report on Form 8-K (File 1-08895), filed February 1, 2012).*

10.15 Employment Agreement, dated as of January 26, 2012, by and between HCP and Timothy M. Schoen (incorporated herein by reference to Exhibit 10.2 to HCP's Current Report on Form 8-K (File 1-08895), filed February 1, 2012).*

10.16 Employment Agreement, dated October 25, 2012, by and between HCP, Inc. and James W. Mercer (incorporated herein by reference to Exhibit 10.1 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2012).*

10.17 Amended and Restated Limited Liability Company Agreement of HCPI/Utah, LLC, dated as of January 20, 1999 (incorporated herein by reference to Exhibit 10.16 to HCP's Annual Report on Form 10-K (File No. 1-08895) for the year ended December 31, 1998).

10.18 Amended and Restated Limited Liability Company Agreement of HCPI/Utah II, LLC, dated as of August 17, 2001, as amended (incorporated herein by reference to Exhibit 10.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed November 9, 2012).

10.19 Amended and Restated Limited Liability Company Agreement of HCPI/Tennessee, LLC, dated as of October 2, 2003 (incorporated herein by reference to Exhibit 10.28 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2003).

10.19.1 Amendment No. 1 to Amended and Restated Limited Liability Company Agreement of HCPI/Tennessee, LLC, dated as of September 29, 2004 (incorporated herein by reference to Exhibit 10.37 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2004).

10.19.2 Amendment No. 2 to Amended and Restated Limited Liability Company Agreement of HCPI/Tennessee, LLC, dated as of October 29, 2004 (incorporated herein by reference to Exhibit 10.43 to HCP's Annual Report on Form 10-K (File No. 1-08895) for the year ended December 31, 2004).

10.19.3 Amendment No. 3 to Amended and Restated Limited Liability Company Agreement of HCPI/Tennessee, LLC and New Member Joinder Agreement, dated as of October 19, 2005, by and among HCP, HCPI/Tennessee, LLC and A. Daniel Weyland (incorporated herein by reference to Exhibit 10.14.3 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2005).

10.19.4 Amendment No. 4 to Amended and Restated Limited Liability Company Agreement of HCPI/Tennessee, LLC, effective as of January 1, 2007 (incorporated herein by reference to Exhibit 10.12.4 to HCP's Annual Report on Form 10-K, as amended (File No. 1-08895), for the year ended December 31, 2007).

10.20 Amended and Restated Limited Liability Company Agreement of HC PDR MCD, LLC, dated as of February 9, 2007 (incorporated herein by reference to Exhibit 10.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed April 20, 2012).

10.21 Stockholders Agreement, dated as of December 13, 2010, among HCP, Inc., HCR ManorCare, Inc. and certain stockholders of HCR ManorCare, Inc. (incorporated herein by reference to Exhibit 10.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed December 14, 2010).

10.22 Form of Mezzanine Loan Agreement defining HCP's rights and obligations in connection with its HCR ManorCare investment (incorporated herein by reference to Exhibit 10.3 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2010).

10.23 Form of Intercreditor Agreement defining HCP's rights and obligations in connection with its HCR ManorCare investment (incorporated herein by reference to Exhibit 10.4 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2010).

10.24 Form of Cash Management Agreement defining HCP's rights and obligations in connection with its HCR ManorCare investment (incorporated herein by reference to Exhibit 10.5 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2010).

10.25 Form of Pledge and Security Agreement defining HCP's rights and obligations in connection with its HCR ManorCare investment (incorporated herein by reference to Exhibit 10.6 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2010).

10.26 Form of Promissory Note defining HCP's rights and obligations in connection with its HCR ManorCare investment (incorporated herein by reference to Exhibit 10.34 to HCP's Annual Report on Form 10-K, as amended (File No. 1-08895), for the year ended December 31, 2007).

10.27 Form of Guaranty Agreement defining HCP's rights and obligations in connection with its HCR ManorCare investment (incorporated herein by reference to Exhibit 10.35 to HCP's Annual Report on Form 10-K, as amended (File No. 1-08895), for the year ended December 31, 2007).

10.28	Form of Assignment and Assumption Agreement entered into in connection with HCP's Manor Care investment (incorporated herein by reference to Exhibit 10.36 to HCP's Annual Report on Form 10-K, as amended (File No. 1-08895), for the year ended December 31, 2007).
10.29	Form of Omnibus Assignment entered into in connection with HCP's HCR ManorCare investment (incorporated herein by reference to Exhibit 10.7 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2010).
10.30	Cross-Collateralization, Cross-Contribution and Cross-Default Agreement, dated as of July 20, 2000, by and between HCP Medical Office Buildings II, LLC and Texas HCP Medical Office Buildings, L.P., for the benefit of First Union National Bank (incorporated herein by reference to Exhibit 10.21 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2000).
10.31	Cross-Collateralization, Cross-Contribution and Cross-Default Agreement, dated as of August 31, 2000, by and between HCP Medical Office Buildings I, LLC and Meadowdome, LLC, for the benefit of First Union National Bank (incorporated herein by reference to Exhibit 10.22 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended September 30, 2000).
10.32	Credit Agreement, dated March 11, 2011, by and among the Company, as borrower, the lenders referred to therein, and Bank of America, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed March 15, 2011).
10.32.1	Amendment No. 1 to Credit Agreement, dated March 27, 2012, by and among the Company, as borrower, the lenders referred to therein and Bank of America, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed March 29, 2012).
10.33	Master Lease and Security Agreement, dated as of April 7, 2011, by and between the parties set forth on Exhibit A-1, Exhibit A-2, Exhibit A-3 and Exhibit A-4 attached thereto and HCR III Healthcare, LLC (incorporated herein by reference to Exhibit 10.1 to HCP's Current Report on Form 8-K (File No. 1-08895), filed July 12, 2011).†
10.33.1	First Amendment to Master Lease and Security Agreement, dated as of April 7, 2011, by and among the parties signatory thereto and HCR III Healthcare, LLC (incorporated herein by reference to Exhibit 10.59.1 to HCP's Annual Report on Form 10-K (File No. 1-08895) for the year ended December 31, 2011).
10.33.2	Second Amendment to Master Lease and Security Agreement, dated as of May 16, 2011, by and among the parties signatory thereto and HCR III Healthcare, LLC (incorporated herein by reference to Exhibit 10.59.2 to HCP's Annual Report on Form 10-K (File No. 1-08895) for the year ended December 31, 2011).
10.33.3	Third Amendment to Master Lease and Security Agreement, dated as of January 10, 2012, by and among the parties signatory thereto and HCR III Healthcare, LLC (incorporated herein by reference to Exhibit 10.59.3 to HCP's Annual Report on Form 10-K (File No. 1-08895) for the year ended December 31, 2011).
10.33.4	Fourth Amendment to Master Lease and Security Agreement, dated as of April 18, 2012, by and among the parties signatory thereto and HCR III Healthcare, LLC (incorporated herein by reference to Exhibit 10.1 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended March 31, 2012).

10.33.5	Fifth Amendment to Master Lease and Security Agreement, dated as of May 4, 2012, by and among the parties signatory thereto and HCR III Healthcare, LLC (incorporated herein by reference to Exhibit 10.1 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2012).
10.33.6	Sixth Amendment to Master Lease and Security Agreement, dated as of May 30, 2012, by and among the parties signatory thereto and HCR III Healthcare, LLC (incorporated herein by reference to Exhibit 10.2 to HCP's Quarterly Report on Form 10-Q (File No. 1-08895) for the quarter ended June 30, 2012).
10.40	Master Lease and Security Agreement, dated as of October 31, 2012, by and between HCPI Trust, HCP Senior Housing Properties Trust, HCP SH ELP1 Properties, LLC, HCP SH ELP2 Properties, LLC, HCP SH ELP3 Properties, LLC, HCP SH Lassen House, LLC, HCP SH Mountain Laurel, LLC, HCP SH Mountain View, LLC, HCP SH Oakridge, LLC, HCP SH River Valley Landing, LLC and HCP SH Sellwood Landing, LLC, as lessor, and Emeritus Corporation, as lessee.**†
10.40.1	First Amendment to Master Lease and Security Agreement, dated as of December 4, 2012, by and between HCPI Trust, HCP Senior Housing Properties Trust, HCP SH ELP1 Properties, LLC, HCP SH ELP2 Properties, LLC, HCP SH ELP3 Properties, LLC, HCP SH Lassen House, LLC, HCP SH Mountain Laurel, LLC, HCP SH Mountain View, LLC, HCP SH Oakridge, LLC, HCP SH River Valley Landing, LLC and HCP SH Sellwood Landing, LLC, as lessor, and Emeritus Corporation, as lessee.**†
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm—Deloitte & Touche LLP.
31.1	Certification by James F. Flaherty III, HCP's Principal Executive Officer, Pursuant to Securities Exchange Act Rule 13a-14(a).
31.2	Certification by Timothy M. Schoen, HCP's Principal Financial Officer, Pursuant to Securities Exchange Act Rule 13a-14(a).
32.1	Certification by James F. Flaherty III, HCP's Principal Executive Officer, Pursuant to Securities Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350.
32.2	Certification by Timothy M. Schoen, HCP's Principal Financial Officer, Pursuant to Securities Exchange Act Rule 13a-14(b) and 18 U.S.C. Section 1350.
101.INS	XBRL Instance Document.**
101.SCH	XBRL Taxonomy Extension Schema Document.**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.**
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.**

* Management Contract or Compensatory Plan or Arrangement

** Furnished herewith.

† Portions of this exhibit have been omitted pursuant to a request for confidential treatment with the SEC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2013

HCP, Inc. (Registrant)

/s/ JAMES F. FLAHERTY III

James F. Flaherty III,
Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES F. FLAHERTY III James F. Flaherty III	Chairman and Chief Executive Officer (Principal Executive Officer)	February 12, 2013
/s/ TIMOTHY M. SCHOEN Timothy M. Schoen	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 12, 2013
/s/ SCOTT A. ANDERSON Scott A. Anderson	Senior Vice President — Chief Accounting Officer (Principal Accounting Officer)	February 12, 2013
/s/ CHRISTINE N. GARVEY Christine N. Garvey	Director	February 12, 2013
/s/ DAVID B. HENRY David B. Henry	Director	February 12, 2013
/s/ LAURALEE E. MARTIN Lauralee E. Martin	Director	February 12, 2013
/s/ MICHAEL D. MCKEE Michael D. McKee	Director	February 12, 2013

Signature	Title	Date
/s/ PETER L. RHEIN Peter L. Rhein	Director	February 12, 2013
/s/ KENNETH B. ROATH Kenneth B. Roath	Director	February 12, 2013
/s/ JOSEPH P. SULLIVAN Joseph P. Sullivan	Director	February 12, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of HCP, Inc.
Long Beach, California

We have audited the accompanying consolidated balance sheets of HCP, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of HCP, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of presentation for comprehensive income due to the adoption of Accounting Standards Update No. 2011-05, *Presentation of Comprehensive Income*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
February 12, 2013

HCP, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Real estate:		
Buildings and improvements	$10,537,484	$ 8,816,551
Development costs and construction in progress	236,864	190,590
Land	1,850,397	1,722,948
Accumulated depreciation and amortization	(1,739,718)	(1,449,579)
Net real estate	10,885,027	9,280,510
Net investment in direct financing leases	6,881,393	6,727,777
Loans receivable, net	276,030	110,253
Investments in and advances to unconsolidated joint ventures	212,213	224,052
Accounts receivable, net of allowance of $1,668 and $1,341, respectively	34,150	26,681
Cash and cash equivalents	247,673	33,506
Restricted cash	37,848	41,553
Intangible assets, net	552,701	372,390
Assets held for sale, net	—	106,295
Other assets, net	788,520	485,458
Total assets(1)	$19,915,555	$17,408,475
LIABILITIES AND EQUITY		
Bank line of credit	$ —	$ 454,000
Term loan	222,694	—
Senior unsecured notes	6,712,624	5,416,063
Mortgage debt	1,676,544	1,715,039
Mortgage debt and intangible liabilities on assets held for sale, net	—	55,897
Other debt	81,958	87,985
Intangible liabilities, net	105,909	117,777
Accounts payable and accrued liabilities	293,994	275,478
Deferred revenue	68,055	65,614
Total liabilities(2)	9,161,778	8,187,853
Commitments and contingencies		
Preferred stock, $1.00 par value: aggregate liquidation preference of $295.5 million as of December 31, 2011	—	285,173
Common stock, $1.00 par value: 750,000,000 shares authorized; 453,191,321 and 408,629,444 shares issued and outstanding, respectively	453,191	408,629
Additional paid-in capital	11,180,066	9,383,536
Cumulative dividends in excess of earnings	(1,067,367)	(1,024,274)
Accumulated other comprehensive loss	(14,653)	(19,582)
Total stockholders' equity	10,551,237	9,033,482
Joint venture partners	14,752	16,971
Non-managing member unitholders	187,788	170,169
Total noncontrolling interests	202,540	187,140
Total equity	10,753,777	9,220,622
Total liabilities and equity	$19,915,555	$17,408,475

(1) The Company's consolidated total assets at December 31, 2012, include assets of certain variable interest entities ("VIEs") that can only be used to settle the liabilities of those VIEs as follows: accounts receivable, net, $1.7 million; cash and cash equivalents, $9.6 million; and other assets, net, $1.8 million. See Note 21 for additional details.

(2) The Company's consolidated total liabilities at December 31, 2012, include liabilities of certain VIEs for which the VIE creditors do not have recourse to HCP, Inc. as follows: other debt, $0.2 million; accounts payable and accrued liabilities, $14.4 million; and deferred revenue, $1.7 million. See Note 21 for additional details.

See accompanying Notes to Consolidated Financial Statements.

HCP, Inc.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenues:			
Rental and related revenues	$1,013,815	$1,002,578	$ 904,332
Tenant recoveries	94,658	92,258	89,011
Resident fees and services	143,745	50,619	32,596
Income from direct financing leases	622,073	464,704	49,438
Interest income	24,536	99,864	160,163
Investment management fee income	1,895	2,073	4,666
Total revenues	1,900,722	1,712,096	1,240,206
Costs and expenses:			
Interest expense	417,130	416,396	285,508
Depreciation and amortization	358,245	349,922	306,934
Operating	283,998	220,151	210,158
General and administrative	79,454	96,121	83,019
Litigation settlement and provision	—	125,000	—
Impairments (recoveries)	7,878	15,400	(11,900)
Total costs and expenses	1,146,705	1,222,990	873,719
Other income, net	2,776	12,732	16,194
Income before income taxes and equity income from and impairments of investments in unconsolidated joint ventures	756,793	501,838	382,681
Income taxes	1,636	(1,250)	(412)
Equity income from unconsolidated joint ventures	54,455	46,750	4,770
Impairments of investments in unconsolidated joint ventures	—	—	(71,693)
Income from continuing operations	812,884	547,338	315,346
Discontinued operations:			
Income before gain on sales of real estate	2,504	4,049	9,124
Gain on sales of real estate	31,454	3,107	19,925
Total discontinued operations	33,958	7,156	29,049
Net income	846,842	554,494	344,395
Noncontrolling interests' share in earnings	(14,302)	(15,603)	(13,686)
Net income attributable to HCP, Inc.	832,540	538,891	330,709
Preferred stock dividends	(17,006)	(21,130)	(21,130)
Participating securities' share in earnings	(3,245)	(2,459)	(2,081)
Net income applicable to common shares	$ 812,289	$ 515,302	$ 307,498
Basic earnings per common share:			
Continuing operations	$ 1.83	$ 1.28	$ 0.91
Discontinued operations	0.07	0.01	0.10
Net income applicable to common shares	$ 1.90	$ 1.29	$ 1.01
Diluted earnings per common share:			
Continuing operations	$ 1.83	$ 1.28	$ 0.91
Discontinued operations	0.07	0.01	0.09
Net income applicable to common shares	$ 1.90	$ 1.29	$ 1.00
Weighted average shares used to calculate earnings per common share:			
Basic	427,047	398,446	305,574
Diluted	428,316	400,218	306,900

See accompanying Notes to Consolidated Financial Statements.

HCP, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Net income	$846,842	$554,494	$344,395
Other comprehensive income (loss):			
Change in net unrealized gains (losses) on securities:			
Unrealized gains (losses)	7,776	(5,396)	937
Reclassification adjustment realized in net income	—	5,396	(12,742)
Change in net unrealized gains (losses) on cash flow hedges:			
Unrealized losses	(3,127)	(4,367)	(996)
Reclassification adjustment realized in net income	387	(1,033)	1,453
Change in Supplemental Executive Retirement Plan obligation	(356)	(495)	43
Foreign currency translation adjustment	249	(450)	202
Total other comprehensive income (loss)	4,929	(6,345)	(11,103)
Total comprehensive income	851,771	548,149	333,292
Total comprehensive income attributable to noncontrolling interests	(14,302)	(15,603)	(13,686)
Total comprehensive income attributable to HCP, Inc.	$837,469	$532,546	$319,606

See accompanying Notes to Consolidated Financial Statements.

HCP, Inc.

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Cumulative Dividends In Excess Of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount						
January 1, 2010	11,820	$285,173	293,548	$293,548	$ 5,719,400	$ (515,450)	$ (2,134)	$ 5,780,537	$178,072	$ 5,958,609
Net income	—	—	—	—	—	330,709	—	330,709	13,686	344,395
Other comprehensive losses	—	—	—	—	—	—	(11,103)	(11,103)	—	(11,103)
Issuance of common stock, net	—	—	77,278	77,278	2,353,967	—	—	2,431,245	(6,135)	2,425,110
Repurchase of common stock	—	—	(154)	(154)	(4,373)	—	—	(4,527)	—	(4,527)
Exercise of stock options	—	—	253	253	6,064	—	—	6,317	—	6,317
Amortization of deferred compensation	—	—	—	—	14,924	—	—	14,924	—	14,924
Preferred dividends	—	—	—	—	—	(21,130)	—	(21,130)	—	(21,130)
Common dividends ($1.86 per share)	—	—	—	—	—	(569,605)	—	(569,605)	—	(569,605)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(16,049)	(16,049)
Noncontrolling interests in acquisitions	—	—	—	—	—	—	—	—	10,002	10,002
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	8,395	8,395
Other	—	—	—	—	—	—	—	—	709	709
December 31, 2010	11,820	285,173	370,925	370,925	8,089,982	(775,476)	(13,237)	7,957,367	188,680	8,146,047
Net income	—	—	—	—	—	538,891	—	538,891	15,603	554,494
Other comprehensive losses	—	—	—	—	—	—	(6,345)	(6,345)	—	(6,345)
Issuance of common stock, net	—	—	36,683	36,683	1,268,781	—	—	1,305,464	(3,456)	1,302,008
Repurchase of common stock	—	—	(136)	(136)	(4,855)	—	—	(4,991)	—	(4,991)
Exercise of stock options	—	—	1,157	1,157	29,639	—	—	30,796	—	30,796
Amortization of deferred compensation	—	—	—	—	20,034	—	—	20,034	—	20,034
Preferred dividends	—	—	—	—	—	(21,130)	—	(21,130)	—	(21,130)
Common dividends ($1.92 per share)	—	—	—	—	—	(766,559)	—	(766,559)	—	(766,559)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(15,156)	(15,156)
Noncontrolling interests in acquisitions	—	—	—	—	—	—	—	—	1,500	1,500
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	14,028	14,028
Purchase of noncontrolling interests	—	—	—	—	(20,045)	—	—	(20,045)	(14,059)	(34,104)
December 31, 2011	11,820	$285,173	408,629	408,629	9,383,536	(1,024,274)	(19,582)	9,033,482	187,140	9,220,622
Net income	—	—	—	—	—	832,540	—	832,540	14,302	846,842
Other comprehensive income	—	—	—	—	—	—	4,929	4,929	—	4,929
Preferred stock redemption	(11,820)	(285,173)	—	—	—	(10,327)	—	(295,500)	—	(295,500)
Issuance of common stock, net	—	—	42,468	42,468	1,739,357	—	—	1,781,825	(25,029)	1,756,796
Repurchase of common stock	—	—	(361)	(361)	(15,271)	—	—	(15,632)	—	(15,632)
Exercise of stock options	—	—	2,455	2,455	49,167	—	—	51,622	—	51,622
Amortization of deferred compensation	—	—	—	—	23,277	—	—	23,277	—	23,277
Preferred dividends	—	—	—	—	—	(6,679)	—	(6,679)	—	(6,679)
Common dividends ($2.00 per share)	—	—	—	—	—	(858,627)	—	(858,627)	—	(858,627)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(15,631)	(15,631)
Noncontrolling interests in acquisitions	—	—	—	—	—	—	—	—	42,734	42,734
Issuance of noncontrolling interests	—	—	—	—	—	—	—	—	1,584	1,584
Purchase of noncontrolling interests	—	—	—	—	—	—	—	—	(2,560)	(2,560)
December 31, 2012	—	$ —	453,191	$453,191	$11,180,066	$(1,067,367)	$(14,653)	$10,551,237	$202,540	$10,753,777

See accompanying Notes to Consolidated Financial Statements.

HCP, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 846,842	$ 554,494	$ 344,395
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of real estate, in-place lease and other intangibles:			
Continuing operations	358,245	349,922	306,934
Discontinued operations	8,267	7,473	6,513
Amortization of above and below market lease intangibles, net	(2,232)	(4,510)	(6,378)
Amortization of deferred compensation	23,277	20,034	14,924
Amortization of deferred financing costs, net	16,501	25,769	9,856
Straight-line rents	(47,311)	(59,173)	(47,243)
Loan and direct financing lease interest accretion	(95,444)	(93,003)	(69,645)
Deferred rental revenues	(1,655)	(2,319)	(3,984)
Equity income from unconsolidated joint ventures	(54,455)	(46,750)	(4,770)
Distributions of earnings from unconsolidated joint ventures	3,384	3,273	5,373
Gain upon consolidation of joint venture	—	(7,769)	—
Marketable securities (gains) losses, net	—	5,396	(14,597)
Gain upon settlement of loans receivable	—	(22,812)	—
Gain on sales of real estate	(31,454)	(3,107)	(19,925)
Derivative (gains) losses, net	43	(1,226)	1,302
Impairments, net of recoveries	7,878	15,400	59,793
Changes in:			
Accounts receivable, net	(7,469)	2,590	9,222
Other assets	(3,814)	27,582	(6,341)
Accounts payable and other accrued liabilities	14,267	(47,103)	(4,931)
Net cash provided by operating activities	1,034,870	724,161	580,498
Cash flows from investing activities:			
Cash used in the senior housing portfolio acquisition	(1,701,410)	—	—
Other acquisitions	(186,478)	(113,324)	(212,005)
Cash used in the HCR ManorCare Acquisition, net of cash acquired	—	(4,026,556)	—
Cash used in the HCP Ventures II purchase, net of cash acquired	—	(135,550)	—
Development of real estate	(133,596)	(85,061)	(92,842)
Leasing costs and tenant and capital improvements	(61,440)	(52,903)	(97,930)
Proceeds from sales of real estate, net	150,943	19,183	32,284
Purchase of an interest in and contributions to unconsolidated joint ventures	—	(95,000)	(6,565)
Distributions in excess of earnings from unconsolidated joint ventures	2,915	2,408	4,365
Purchases of marketable securities	(214,859)	(22,449)	—
Proceeds from sales of marketable securities	—	—	179,215
Principal repayments on loans receivable and direct financing leases	45,046	303,941	63,953
Investments in loans receivable and direct financing leases, net	(218,978)	(369,939)	(298,085)
(Increase) decrease in restricted cash	3,705	(5,234)	(3,319)
Net cash used in investing activities	(2,314,152)	(4,580,484)	(430,929)
Cash flows from financing activities:			
Net borrowings (repayments) under bank line of credit	(454,000)	454,000	—
Borrowings under term loan	214,789	—	—
Repayments of term loan	—	—	(200,000)
Issuance of senior unsecured notes	1,550,000	2,400,000	—
Repayments and repurchases of senior unsecured notes	(250,000)	(292,265)	(206,422)
Repayments of mortgage and other secured debt	(155,565)	(169,783)	(636,096)
Deferred financing costs	(27,565)	(43,716)	(11,850)
Preferred stock redemption	(295,500)	—	—
Net proceeds from the issuance of common stock and exercise of options	1,792,786	1,327,813	2,426,900
Dividends paid on common and preferred stock	(865,306)	(787,689)	(590,735)
Issuance of noncontrolling interests	1,584	14,028	8,395
Purchase of noncontrolling interests	(2,143)	(34,104)	—
Distributions to noncontrolling interests	(15,631)	(15,156)	(15,319)
Net cash provided by financing activities	1,493,449	2,853,128	774,873
Net increase (decrease) in cash and cash equivalents	214,167	(1,003,195)	924,442
Cash and cash equivalents, beginning of year	33,506	1,036,701	112,259
Cash and cash equivalents, end of year	$ 247,673	$ 33,506	$1,036,701

See accompanying Notes to Consolidated Financial Statements.

HCP, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Business

HCP, Inc., an S&P 500 company, is a Maryland corporation that is organized to qualify as a real estate investment trust ("REIT") which, together with its consolidated entities (collectively, "HCP" or the "Company"), invests primarily in real estate serving the healthcare industry in the United States. The Company acquires, develops, leases, manages and disposes of healthcare real estate and provides financing to healthcare providers.

(2) Summary of Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of HCP, its wholly-owned subsidiaries and joint ventures or variable interest entities that it controls through voting rights or other means. All material intercompany transactions and balances have been eliminated upon consolidation.

The Company is required to continually evaluate its VIE relationships and consolidate these entities when it is determined to be the primary beneficiary of their operations. A VIE is broadly defined as an entity where either (i) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity's economic performance or (ii) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support.

A variable interest holder is considered to be the primary beneficiary of a VIE if it has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors includes, but is not limited to, the Company's ability to direct the activities that most significantly impact the VIE's economic performance, its form of ownership interest, its representation on the VIE's governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions and its ability to replace the manager of and/or liquidate the entity.

For its investments in joint ventures, the Company evaluates the type of ownership rights held by the limited partner(s) that may preclude consolidation in circumstances in which the sole general partner would otherwise consolidate the limited partnership. The assessment of limited partners' rights and their impact on the presumption of control over a limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners, (ii) the sole general partner increases or decreases its ownership in the limited partnership interests, or (iii) there is an increase or decrease in the number of outstanding limited partnership interests. The Company similarly evaluates the rights of managing members of limited liability companies.

Revenue Recognition

The Company recognizes rental revenue when the tenant has taken possession or controls the physical use of the leased asset. If the lease provides for tenant improvements, the Company determines whether the tenant improvements, for accounting purposes, are owned by the tenant or the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance that is funded by the Company is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to, the following criteria:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retains legal title to the improvements at the end of the lease term;
- whether the tenant improvements are unique to the tenant or general-purpose in nature; and
- whether the tenant improvements are expected to have any residual value at the end of the lease term.

Certain leases provide for additional rents contingent upon a percentage of the facility's revenue in excess of specified base amounts or other thresholds. Such revenue is recognized when actual results reported by the tenant, or estimates of tenant results, exceed the base amount or other thresholds, and only after the contingency has been removed (when the related thresholds are achieved). This may result in the recognition of rental revenue in periods subsequent to when such payments are received.

Tenant recoveries related to the reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses are recognized as revenue in the period the expenses are incurred. The reimbursements are recognized and presented gross, as the Company is generally the primary obligor and, with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

For leases with minimum scheduled rent increases, the Company recognizes income on a straight-line basis over the lease term when collectibility is reasonably assured. Recognizing rental income on a straight-line basis for leases results in recognized revenue amounts which differ from those that are contractually due from tenants. If the Company determines that collectibility of straight-line rents is not reasonably assured, the Company limits future recognition to amounts contractually owed and paid, and, when appropriate, establishes an allowance for estimated losses.

Resident fee revenue is recorded when services are rendered and includes resident room and care charges, community fees and other resident charges. Residency agreements are generally for a term of 30 days to one year, with resident fees billed monthly. Revenue for certain care related services is recognized as services are provided and is billed monthly in arrears.

The Company maintains an allowance for doubtful accounts, including an allowance for straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. The Company monitors the liquidity and creditworthiness of its tenants and operators on an ongoing basis. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, the Company's assessment is based on amounts estimated to be recoverable over the term of the lease.

The Company uses the direct finance method of accounting to record income from direct financing leases ("DFLs"). For leases accounted for as DFLs, the future minimum lease payments are recorded as a receivable. Unearned income represents the net investment in the DFL, less the sum of minimum lease payments receivable and the estimated residual values of the leased properties. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield when collectibility of the lease payments is reasonably assured. Investments in DFLs are presented net of unamortized and unearned income.

Loans receivable are classified as held-for-investment based on management's intent and ability to hold the loans for the foreseeable future or to maturity. Loans held-for-investment are carried at amortized cost and are reduced by a valuation allowance for estimated credit losses as necessary. The Company recognizes interest income on loans, including the amortization of discounts and premiums, using the interest method. The interest method is applied on a loan-by-loan basis when collectibility of the future payments is reasonably assured. Premiums and discounts are recognized as yield adjustments over the life of the related loans. Loans are transferred from held-for-investment to held-for-sale when management's intent is to no longer hold the loans for the foreseeable future. Loans held-for-sale are recorded at the lower of cost or fair value.

The Company receives management fees from its investments in certain joint venture entities for various services it provides as the managing member. Management fees are recorded as revenue when management services have been performed. Intercompany profit for management fees is eliminated.

The Company recognizes gain on sales of real estate upon the closing of a transaction with the purchaser. Gains on properties sold are recognized using the full accrual method when the collectibility of the sales price is reasonably assured, the Company is not obligated to perform additional activities that may be considered significant, the initial investment from the buyer is sufficient and other profit recognition criteria have been satisfied. Gain on sales of real estate may be deferred in whole or in part until the requirements for gain recognition have been met.

Allowances are established for loans and DFLs based upon an estimate of probable losses for the individual loans and DFLs deemed to be impaired. Loans and DFLs are impaired when it is deemed probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan or lease. An allowance is based upon the Company's assessment of the borrower's or lessee's overall financial condition; economic resources and payment record; the prospects for support from any financially responsible guarantors; and, if appropriate, the realizable value of any collateral. These estimates consider all available evidence including the expected future cash flows discounted at the loan's or DFL's effective interest rate, fair value of collateral, general economic conditions and trends, historical and industry loss experience, and other relevant factors, as appropriate.

Loans and DFLs are placed on non-accrual status when management determines that the collectibility of contractual amounts is not reasonably assured. While on non-accrual status, loans or DFLs are either accounted for on a cash basis, in which income is recognized only upon receipt of cash, or on a cost-recovery basis, in which all cash receipts reduce the carrying value of the loan or DFL, based on the Company's expectation of future collectibility.

Real Estate

The Company's real estate assets, consisting of land, buildings and improvements are recorded at their then fair value at the time of consolidation. The assumed liabilities, acquired tangible assets and identifiable intangibles are also recorded at their then fair value. The Company assesses fair value based on cash flow projections that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, as well as market and economic conditions. The fair value of tangible assets of an acquired property is based on the value of the property as if it is vacant.

The Company records acquired "above and below market" leases at their fair value using discount rates which reflect the risks associated with the leases acquired. The amount recorded is based on the present value of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each in-place lease, measured over a period equal to the remaining term of the lease for above market leases and the initial term plus the extended term for any leases with bargain renewal options. Other intangible assets acquired include amounts for in-place lease values that are based on the Company's evaluation of the specific characteristics of each property and the respective tenant's lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes estimates of lost rents at estimated market rates during the hypothetical expected lease-up periods, which are dependent on local market conditions and expected trends. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related costs.

The Company capitalizes direct construction and development costs, including predevelopment costs, interest, property taxes, insurance and other costs directly related and essential to the acquisition, development or construction of a real estate asset. The Company capitalizes construction and development costs while substantive activities are ongoing to prepare an asset for its intended use. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of company owned tenant improvements, but no later than one year from cessation of significant construction activity. Costs incurred after a project is substantially complete and ready for its intended use, or after development activities have ceased, are expensed as incurred. For redevelopment of existing operating properties, the Company capitalizes costs based on the net carrying value of the existing property under redevelopment plus the cost for the construction and improvement incurred in connection with the redevelopment. Costs previously capitalized related to abandoned acquisitions or developments are charged to earnings. Expenditures for repairs and maintenance are expensed as incurred. The Company considers costs incurred in conjunction with re-leasing properties, including tenant improvements and lease commissions, to represent the acquisition of productive assets and, accordingly, such costs are reflected as investing activities in the Company's consolidated statement of cash flows.

The Company computes depreciation on properties using the straight-line method over the assets' estimated useful life. Depreciation is discontinued when a property is identified as held-for-sale. Buildings and improvements are depreciated over useful lives ranging up to 50 years. Above and below market lease intangibles are amortized primarily to revenue over the remaining noncancellable lease terms and bargain renewal periods, if any. In-place lease intangibles are amortized to expense over the remaining noncancellable lease term and bargain renewal periods, if any.

Impairment of Long-Lived Assets and Goodwill

The Company assesses the carrying value of real estate assets and related intangibles ("real estate assets"), whenever events or changes in circumstances indicate that the carrying value of such asset or asset group may not be recoverable. The Company tests its real estate assets for impairment by comparing the sum of the expected future undiscounted cash flows to the carrying value of the real estate asset or asset group. If the carrying value exceeds the expected future undiscounted cash flows, an impairment loss will be recognized by adjusting the carrying value of the real estate asset or asset group to its fair value.

Goodwill is tested for impairment at least annually. If it is determined, based on certain qualitative factors, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company applies the second step of the two-step approach. Potential impairment indicators and qualitative factors include a significant decline in real estate valuations, restructuring plans, current macroeconomic conditions, state of the equity and capital markets or a significant decline in the value of the Company's market capitalization. The second step of the two-step approach requires the fair value of a reporting unit to be allocated to all the assets and liabilities of the reporting unit as if it had been acquired in a business combination at the date of the impairment test. The excess fair value of the reporting unit over the fair value of assets and liabilities is the implied value of goodwill and is used to determine the amount of impairment. The Company selected the fourth quarter of each fiscal year to perform its annual impairment test.

Assets Held-for-Sale and Discontinued Operations

Certain long-lived assets are classified as held-for-sale and are reported at the lower of their carrying value or their fair value less costs to sell and are no longer depreciated. Discontinued operations is a component of an entity that has either been disposed of or is deemed to be held-for-sale and, (i) the operations and cash flows of the component have been or will be eliminated from ongoing operations as a result of the disposal transaction, and (ii) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Investments in Unconsolidated Joint Ventures

Investments in entities which the Company does not consolidate but has the ability to exercise significant influence over operating and financial policies are reported under the equity method of accounting. Under the equity method of accounting, the Company's share of the investee's earnings or losses are included in the Company's consolidated results of operations.

The initial carrying value of investments in unconsolidated joint ventures is based on the amount paid to purchase the joint venture interest or the fair value of the assets prior to the sale of interests in the joint venture. To the extent that the Company's cost basis is different from the basis reflected at the joint venture level, the basis difference is generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company's share of equity in earnings of the joint venture. The Company evaluates its equity method investments for impairment based upon a comparison of the fair value of the equity method investment to its carrying value. When the Company determines a decline in the fair value of an investment in an unconsolidated joint venture below its carrying value is other-than-temporary, an impairment is recorded. The Company recognizes gains on the sale of interests in joint ventures to the extent the economic substance of the transaction is a sale.

The Company's fair values for its equity method investments are based on discounted cash flow models that include all estimated cash inflows and outflows over a specified holding period and, where applicable, any estimated debt premiums or discounts. Capitalization rates, discount rates and credit spreads utilized in these models are based upon assumptions that the Company believes to be within a reasonable range of current market rates for the respective investments.

Share-Based Compensation

Compensation expense for share-based awards granted to employees, including grants of employee stock options, are recognized in the consolidated statements of income based on their grant date fair market value. Compensation expense for awards with graded vesting schedules is generally recognized ratably over the period from the grant date to the date when the award is no longer contingent on the employee providing additional services.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with maturities of three months or less when purchased.

Restricted Cash

Restricted cash primarily consists of amounts held by mortgage lenders to provide for (i) real estate tax expenditures, tenant improvements and capital expenditures, and (ii) security deposits and net proceeds from property sales that were executed as tax-deferred dispositions.

Derivatives

During its normal course of business, the Company uses certain types of derivative instruments for the purpose of managing interest rate and currency risk. To qualify for hedge accounting, derivative instruments used for risk management purposes must effectively reduce the risk exposure that they are designed to hedge. In addition, at inception of a qualifying cash flow hedging relationship, the underlying transaction or transactions, must be, and are expected to remain, probable of occurring in accordance with the Company's related assertions.

The Company recognizes all derivative instruments, including embedded derivatives required to be bifurcated, as assets or liabilities in the consolidated balance sheets at their fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the criteria of hedge accounting are recognized in earnings. For derivatives designated in qualifying cash flow hedging relationships, the change in fair value of the effective portion of the derivatives is recognized in accumulated other comprehensive income (loss), whereas the change in fair value of the ineffective portion is recognized in earnings. For derivatives designated in qualifying fair value hedging relationships, the change in fair value of the effective portion of the derivatives offsets the change in fair value of the hedged item, whereas the change in fair value of the ineffective portion is recognized in earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivatives that are part of a hedging relationship to specific forecasted transactions as well as recognized obligations or assets in the consolidated balance sheets. The Company also assesses and documents, both at inception of the hedging relationship and on a quarterly basis thereafter, whether the derivatives that are designated in hedging transactions are highly effective in offsetting the designated risks associated with the respective hedged items. If it is determined that a derivative ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues hedge accounting prospectively and records the appropriate adjustment to earnings based on the current fair value of the derivative.

Income Taxes

HCP, Inc. elected REIT status and believes it has always operated so as to continue to qualify as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, HCP, Inc. will not be subject to U.S. federal income tax, provided that it continues to qualify as a REIT and makes distributions to stockholders equal to or in excess of its taxable income. In addition, the Company has formed several consolidated subsidiaries, which have elected REIT status. HCP, Inc. and its consolidated REIT subsidiaries are each subject to the REIT qualification requirements under Sections 856 to 860 of the Code. If any REIT fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates and may be ineligible to qualify as a REIT for four subsequent tax years.

HCP, Inc. and its consolidated REIT subsidiaries are subject to state and local income taxes in some jurisdictions, and in certain circumstances each REIT may also be subject to federal excise taxes on undistributed income. In addition, certain activities that the Company undertakes may be conducted by entities which elect to be treated as taxable REIT subsidiaries ("TRSs"). TRSs are subject to both federal and state income taxes. The Company recognizes tax penalties relating to unrecognized tax benefits as additional income tax expense. Interest relating to unrecognized tax benefits is recognized as interest expense.

Marketable Securities

The Company classifies its marketable equity securities as available-for-sale. These securities are carried at their fair value with unrealized gains and losses recognized in stockholders' equity as a component of accumulated other comprehensive income (loss). Gains or losses on securities sold are determined based on the specific identification method. When the Company determines declines in fair value of marketable securities are other-than-temporary, a loss is recognized in earnings.

The Company classifies its marketable debt securities as held-to-maturity, because the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are recorded at amortized cost and adjusted for the amortization of premiums and discounts through maturity.

Capital Raising Issuance Costs

Costs incurred in connection with the issuance of common shares are recorded as a reduction of additional paid-in capital. Costs incurred in connection with the issuance of preferred shares are recorded as a reduction of the preferred stock amount. Debt issuance costs are deferred, included in other assets and amortized to interest expense over the remaining term of the related debt utilizing the interest method.

Segment Reporting

The Company's segments are based on its internal method of reporting which classifies operations by healthcare sector. The Company's business operations include five segments: (i) senior housing, (ii) post-acute/skilled nursing, (iii) life science, (iv) medical office and (v) hospital.

Noncontrolling Interests

The Company reports arrangements with noncontrolling interests as a component of equity separate from the parent's equity. The Company accounts for purchases or sales of equity interests that do not result in a change in control as equity transactions. In addition, net income attributable to the noncontrolling interest is included in consolidated net income on the face of the consolidated statements of income and, upon a gain or loss of control, the interest purchased or sold, as well as any interest retained, is recorded at its fair value with any gain or loss recognized in earnings.

The Company consolidates non-managing member limited liability companies ("DownREITs") because it exercises control, and noncontrolling interests in these entities are carried at cost. The non-managing member LLC Units ("DownREIT units") are exchangeable for an amount of cash approximating the then-current market value of shares of the Company's common stock or, at the Company's option, shares of the Company's common stock (subject to certain adjustments, such as stock splits and reclassifications). Upon exchange of DownREIT units for the Company's common stock, the carrying amount of the DownREIT units is reclassified to stockholders' equity.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in foreign currencies that are translated into U.S. dollars use exchange rates in effect at the end of the period, and revenues and expenses denominated in foreign currencies that are translated into U.S. dollars use average rates of exchange in effect during the related period. Gains or losses resulting from translation are included in accumulated other comprehensive income, a component of stockholders' equity on the consolidated balance sheets. Gains or losses resulting from foreign currency transactions are translated into U.S. dollars at the rates of exchange prevailing at the dates of the transactions. The effects of transaction gains or losses are included in other income, net in the consolidated statements of income.

Preferred Stock Redemptions

The Company recognizes the excess of the redemption value of cumulative redeemable preferred stock redeemed over its carrying amount as a charge to earnings.

Life Care Bonds Payable

Certain of the Company's continuing care retirement communities ("CCRCs") issue non-interest bearing life care bonds payable to certain residents of the CCRCs. Generally, the bonds are refundable to the resident or to the resident's estate upon termination or cancellation of the CCRC agreement or upon the successful resale of the unit. Proceeds from the issuance of new bonds are used to retire existing bonds, and since the maturity of the obligations for the facilities is not determinable, no interest is imputed. These amounts are included in other debt in the Company's consolidated balance sheets.

Fair Value Measurement

The Company measures and discloses the fair value of nonfinancial and financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

- *Level 1*—quoted prices for *identical* instruments in active markets;

- *Level 2*—quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
- *Level 3*—fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

The Company measures fair value using a set of standardized procedures that are outlined herein for all assets and liabilities which are required to be measured at fair value. When available, the Company utilizes quoted market prices from an independent third party source to determine fair value and classifies such items in Level 1. In some instances where a market price is available, but the instrument is in an inactive or over-the-counter market, the Company consistently applies the dealer (market maker) pricing estimate and classifies the asset or liability in Level 2.

If quoted market prices or inputs are not available, fair value measurements are based upon valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads and/or market capitalization rates. Items valued using such internally-generated valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified in either Level 2 or Level 3 even though there may be some significant inputs that are readily observable. Internal fair value models and techniques used by the Company include discounted cash flow and Black-Scholes valuation models. The Company also considers its counterparty's and own credit risk on derivatives and other liabilities measured at their fair value. The Company has elected the mid-market pricing expedient when determining fair value.

Earnings per Share

Basic earnings per common share is computed by dividing net income applicable to common shares by the weighted average number of shares of common stock outstanding during the period. The Company accounts for unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) as participating securities, which are included in the computation of earnings per share pursuant to the two-class method. Diluted earnings per common share is calculated by including the effect of dilutive and preferred securities.

Recent Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). The amendments in this update require an entity to provide information about the amounts reclassified from accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in the notes, significant amounts reclassified from accumulated other comprehensive income by the net income line item. The Company does not expect the adoption of ASU 2013-02 on January 1, 2013 to have an impact on its consolidated financial position or results of operations.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"). The amendments in this update provide an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The adoption of ASU 2012-02 on January 1, 2013 did not have an impact on its consolidated financial position or results of operations.

In July 2012, the FASB issued ASU No. 2012-01, *Continuing Care Retirement Communities—Refundable Advance Fees* ("ASU 2012-01"). This update clarifies the situations in which recognition of deferred revenue for refundable advance fees is appropriate. The Company does not expect the adoption of ASU 2012-01 on January 1, 2013 to have a material impact on its consolidated financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"). The amendments require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income and the total of comprehensive income. In December 2011, the FASB deferred portions of this update in its issuance of Accounting Standards Update No. 2011-12 (see discussion above). The Company has elected the two-statement approach and the required financial statements are presented herein.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). The amendments in this update result in additional fair value measurement and disclosure requirements within U.S. GAAP and International Financial Reporting Standards. The amendments update the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The adoption of ASU 2011-04 on January 1, 2012 did not have an impact on the Company's consolidated financial position or results of operations.

Reclassifications

Certain amounts in the Company's consolidated financial statements for prior periods have been reclassified to conform to the current period presentation. Assets sold or held-for-sale and associated liabilities have been reclassified on the consolidated balance sheets and operating results reclassified from continuing to discontinued operations.

(3) HCR ManorCare Acquisition

On April 7, 2011, the Company completed its acquisition of substantially all of the real estate assets of HCR ManorCare, Inc. ("HCR ManorCare"), for a purchase price of $6.0 billion (the "HCR ManorCare Acquisition"). The purchase price consisted of the following: (i) $4 billion in cash consideration; and (ii) $2 billion representing the fair value of the Company's HCR ManorCare debt investments that were settled as part of this acquisition. Through this transaction, the Company acquired 334 HCR ManorCare post-acute, skilled nursing and assisted living facilities. The facilities are located in 30 states, with the highest concentrations in Ohio, Pennsylvania, Florida, Illinois and Michigan. A wholly-owned subsidiary of HCR ManorCare operates the assets pursuant to a long-term triple-net master lease agreement supported by a guaranty from HCR ManorCare. Additionally, the Company exercised its option to purchase an ownership interest of HCR ManorCare for $95 million that represented a 9.9% equity interest at closing.

The HCR ManorCare Acquisition total purchase price is as follows (in thousands):

	April 7, 2011
Payment of aggregate cash consideration, net of cash acquired	$3,801,624
HCP's loan investments in HCR ManorCare's debt settled at fair value[(1)]	1,990,406
Assumed HCR ManorCare accrued liabilities at fair value[(2)]	224,932
Total purchase consideration	$6,016,962
Legal, accounting and other fees and costs[(3)]	$ 26,839

(1) The Company recognized a gain of approximately $23 million, included in interest income, which represents the fair value of the Company's existing mezzanine and mortgage loan investments in HCR ManorCare in excess of its carrying value on the acquisition date.

(2) In August 2011, the Company paid or refunded these amounts to certain taxing authorities or the seller. These August 2011 cash payments are included in the "cash used in the HCR ManorCare Acquisition, net of cash acquired" that is presented in the 2011 consolidated statement of cash flows under investing activities.

(3) Represents estimated fees and costs of $15.5 million and $11.3 million that were expensed and included in general and administrative expense and interest expense, respectively. These charges are directly attributable to the transaction and represent non-recurring costs.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date of April 7, 2011 (in thousands):

Assets acquired	
Net investments in direct financing leases	$6,002,074
Cash and cash equivalents	6,996
Intangible assets	14,888
Total assets acquired	6,023,958
Total liabilities assumed	224,932
Net assets acquired	$5,799,026

In connection with the HCR ManorCare Acquisition, the Company entered into a credit agreement for a 365-day bridge loan facility (from funding to maturity) in an aggregate amount of up to $3.3 billion. In March 2011, the Company terminated this bridge loan facility in accordance with its terms; consequently, the Company incurred a charge of $11.3 million related to the write-off of unamortized loan fees associated with this bridge loan commitment that is included in interest expense.

The assets and liabilities of the Company's investments related to HCR ManorCare and the related results of operations are included in the consolidated financial statements from the April 7, 2011 acquisition date. From the acquisition date to December 31, 2011, the Company recognized income of $412 million related to its HCR ManorCare DFLs and $45 million related to its share in earnings from its 9.4% equity method investment in HCR ManorCare.

Pro Forma Results of Operations

The following unaudited pro forma consolidated results of operations assume that the HCR ManorCare Acquisition, including the Company's ownership interest in the operations of HCR

ManorCare, was completed as of January 1 for each of the periods presented below (in thousands, except per share amounts):

	Year Ended December 31,	
	2011	2010
Revenues	$1,807,355	$1,690,899
Net income	659,514	745,119
Net income applicable to HCP, Inc.	643,911	731,433
Basic earnings per common share	$ 1.53	$ 1.86
Diluted earnings per common share	1.52	1.85

(4) Other Real Estate Property Investments

$1.7 Billion Senior Housing Portfolio Acquisition

During the fourth quarter of 2012, the Company acquired 129 senior housing communities for $1.7 billion, from a joint venture between Emeritus Corporation ("Emeritus") and Blackstone Real Estate Partners VI, an affiliate of Blackstone (the "Blackstone JV"). Located in 29 states, the portfolio encompasses 10,077 units representing a diversified care mix of 61% assisted living, 25% independent living, 13% memory care and 1% skilled nursing. Based on operating performance at closing, the 129 communities consist of 95 that are stabilized and 34 that were in lease-up. The transaction closed in two stages: (i) 127 senior housing facilities on October 31, 2012 for $1.68 billion representing 9,842 units; and (ii) two senior housing facilities on December 4, 2012 for $24 million representing 235 units. The Company paid $1.7 billion in cash consideration to acquire: (i) real estate with a fair value of $1.5 billion, (ii) intangible assets with a fair value of $170 million and assumed intangible liabilities with a fair value of $4 million. As of December 31, 2012, the purchase price allocation is preliminary, and the final purchase price allocation will be determined pending the receipt of information necessary to complete the valuation of certain assets and liabilities, which may result in a change from the initial estimate.

Emeritus operates the communities pursuant to a new triple-net, master lease for the 129 properties (the "Master Lease") guaranteed by Emeritus. The Master Lease provides aggregate contractual rent in the first year of $103.6 million. The contractual rent will increase annually by the greater of the percentage increase in the Consumer Price Index ("CPI") or 3.7% on average over the initial five years, and thereafter by the greater of CPI or 3.0% for the remaining initial lease term. At the beginning of the sixth lease year, rent on the 34 lease-up properties will increase to the greater of the percentage increase in CPI or fair market, subject to a floor of 103% and a cap of 130% of the prior year's rent. From the acquisition dates to December 31, 2012, the Company recognized income of $22 million related to its acquisitions of the 129 senior housing communities.

The leased properties are grouped into three pools that share comparable characteristics and these leased pools have initial terms of 14 to 16 years. Emeritus has two extension options, which, if exercised, will provide for lease terms of 30 to 35 years.

Concurrent with the acquisition, Emeritus purchased nine communities from the Blackstone JV, for which the Company provided secured debt financing of $52 million with a four-year term. The loan is secured by the underlying real estate and is prepayable at Emeritus' option. The interest rate on the loan was initially 6.1% and will gradually increase during its four year term to 6.8%.

Pro Forma Results of Operations

The following unaudited pro forma consolidated results of operations assume that the acquisition of 129 senior housing communities from the Blackstone JV were completed as of January 1 for each of the periods presented below (in thousands, except per share amounts):

	Year Ended December 31,		
	2012	2011	2010
Revenues	$1,987,055	$1,815,696	$1,343,806
Net income	870,802	584,361	374,262
Net income applicable to HCP, Inc.	856,500	568,758	360,576
Basic earnings per common share	$ 1.88	$ 1.30	$ 1.03
Diluted earnings per common share	1.88	1.29	1.03

Other Real Estate Acquisitions

A summary of other acquisitions for the year ended December 31, 2012 follows (in thousands):

	Consideration			Assets Acquired	
Acquisitions	Cash Paid	Debt and Other Liabilities Assumed	Noncontrolling Interest	Real Estate	Net Intangibles
Senior housing	$ 3,860	$ —	$ —	$ 3,541	$ 319
Life science	7,964	—	86	7,580	470
Medical office	171,654	60,597	42,648(1)	207,561	67,338
Hospital	3,000	—	—	3,000	—
	$186,478	$60,597	$42,734	$221,682	$68,127

(1) Represents non-managing member limited liability company units.

During the year ended December 31, 2012, the Company incurred an aggregate of $183 million for construction, tenant and other capital improvement projects, primarily in the senior housing, life science and medical office segments.

A summary of acquisitions for the year ended December 31, 2011 follows (in thousands):

	Consideration			Assets Acquired	
Acquisitions	Cash Paid	Debt Assumed	Noncontrolling Interest	Real Estate	Net Intangibles
Life science	$ 84,087	$57,869	$ —	$133,210	$ 8,746
Medical office	29,743	—	1,500	26,191	5,052
	$113,830	$57,869	$1,500	$159,401	$13,798

During the year ended December 31, 2011, the Company incurred an aggregate of $127 million for construction, tenant and other capital improvement projects, primarily in the life science and medical office segments. During the year ended December 31, 2011, two of the Company's life science facilities located in South San Francisco were placed in service representing 88,000 square feet.

(5) Dispositions of Real Estate and Discontinued Operations

Dispositions of Real Estate and Land

During the year ended December 31, 2012, the Company sold the following: (i) two senior housing facilities for $111 million, (ii) a skilled nursing facility for $15 million, (iii) a medical office building for $7 million and (iv) a parcel of land in the life science segment for $18 million. During the year ended December 31, 2011, the Company sold three senior housing facilities for $19 million.

Results from Discontinued Operations

The following table summarizes operating income from discontinued operations and gain on sales of real estate included in discontinued operations (dollars in thousands):

	Year Ended December 31,		
	2012	2011	2010
Rental and related revenues	$13,025	$14,877	$19,293
Depreciation and amortization expenses	8,267	7,473	6,513
Operating expenses	22	22	263
Other expense, net	2,232	3,333	3,393
Income before gain on sales of real estate	$ 2,504	$ 4,049	$ 9,124
Gain on sales of real estate	$31,454	$ 3,107	$19,925
Number of properties held-for-sale	—	4	7
Number of properties sold	4	3	14
Number of properties included in discontinued operations	4	7	21

(6) Net Investment in Direct Financing Leases

The components of net investment in DFLs consisted of the following (dollars in thousands):

	December 31,	
	2012	2011
Minimum lease payments receivable[1]	$ 25,217,520	$ 25,744,161
Estimated residual values	4,010,514	4,010,514
Less unearned income	(22,346,641)	(23,026,898)
Net investment in direct financing leases	$ 6,881,393	$ 6,727,777
Properties subject to direct financing leases	361	361

(1) The minimum lease payments receivable are primarily attributable to HCR ManorCare ($24 billion). The triple-net lease with HCR ManorCare provides for annual rent of $472.5 million in the first year and $489 million beginning April 1, 2012. The rent increases by 3.5% per year over the next four years and by 3% for the remaining portion of the initial lease term. The properties are grouped into four pools, and HCR ManorCare has a one-time extension option for each pool with rent increased for the first year of the extension option to the greater of fair market rent or a 3% increase over the rent for the prior year. Including the extension options, which the Company determined to be bargain renewal options, the four leased pools had total initial available terms ranging from 23 to 35 years.

On April 7, 2011, the Company completed the acquisition of 334 HCR ManorCare properties subject to a single master lease that the Company classified as a DFL. See discussion of the HCR ManorCare Acquisition in Note 3.

Certain leases contain provisions that allow the tenants to elect to purchase the properties during or at the end of the lease terms for the aggregate initial investment amount plus adjustments, if any, as defined in the lease agreements. Certain leases also permit the Company to require the tenants to purchase the properties at the end of the lease terms.

Lease payments previously due to the Company relating to three land-only DFLs, along with the land, were subordinate to and served as collateral for first mortgage construction loans entered into by Erickson Retirement Communities and its affiliate entities ("Erickson") to fund development costs related to the properties. On October 19, 2009, Erickson filed for bankruptcy protection, which included a plan of reorganization. In December 2009, the Company concluded that it was appropriate to reduce the carrying value of these assets to a nominal amount. In February 2010, the Company entered into a settlement agreement with Erickson which was subsequently approved by the bankruptcy court. In April 2010, the reorganization was completed, which resulted in the Company (i) retaining deposits held by the Company with balances of $5 million and (ii) receiving an additional $9.6 million. As a result, the Company recognized aggregate income of $11.9 million in impairment recoveries in 2010, which represented the reversal of a portion of the allowances established pursuant to the previous December 2009 impairment charges of $63.1 million related to its investments in the three DFLs and participation interest in the senior construction loan.

Future minimum lease payments contractually due under direct financing leases at December 31, 2012, were as follows (in thousands):

Year	Amount
2013	$ 551,139
2014	563,994
2015	583,418
2016	603,513
2017	622,198
Thereafter	22,293,258
	$25,217,520

(7) Loans Receivable

The following table summarizes the Company's loans receivable (in thousands):

	December 31,					
	2012			2011		
	Real Estate Secured	Other Secured	Total	Real Estate Secured	Other Secured	Total
Mezzanine	$ —	$145,150	$145,150	$ —	$ 90,148	$ 90,148
Other	147,264	—	147,264	35,643	—	35,643
Unamortized discounts, fees and costs	—	(2,974)	(2,974)	(1,040)	(1,088)	(2,128)
Allowance for loan losses	—	(13,410)	(13,410)	—	(13,410)	(13,410)
	$147,264	$128,766	$276,030	$34,603	$ 75,650	$110,253

Real Estate Secured Loans

Following is a summary of loans receivable secured by real estate at December 31, 2012:

Final Maturity Date	Number of Loans	Payment Terms	Principal Amount	Carrying Amount
			(in thousands)	
2013	1	monthly payments of $99,200, accrues interest at 11.5% and secured by three skilled nursing facilities in Michigan	$ 8,492	$ 7,982
2015	1	monthly interest-only payments beginning in 2013, accrues interest at 8.00% and secured by a hospital in Louisiana	15,640	15,640
2016	4[(1)]	aggregate monthly interest-only payments of $400,700, accrues interest at 8.25% and secured by four senior housing facilities located in Tennessee, Maryland, Pennsylvania and Texas	57,350	59,900
2016	1	monthly payments of $273,000, accrues interest at 6.1%, and secured by nine senior housing facilities located in Alabama, Arizona, Minnesota, Maryland, Texas and Wisconsin	52,000	52,000
2017	2[(1)]	monthly interest-only payments of $71,742, accrues interest at 8.25%, and secured by two senior housing facilities in New Jersey and Pennsylvania	11,404	11,742
	9		$144,886	$147,264

(1) Represents commitments to fund an aggregate of $119 million for six senior housing development projects.

At December 31, 2012, future contractual principal payments to be received on loans receivable secured by real estate are $8 million in 2013, $16 million in 2015, $112 million in 2016 and $11 million in 2017. The Company recognized $6 million in interest income related to loans secured by real estate. At December 31, 2012, the Company accrued $3 million of interest receivables related to real estate secured loans.

Other Secured Loans

Tandem Health Care Loan. On July 31, 2012, the Company closed a mezzanine loan facility to lend up to $205 million to Tandem Health Care ("Tandem"), an affiliate of Formation Capital, as part of the recapitalization of a post-acute/skilled nursing portfolio. The Company funded $100 million (the "First Tranche") at closing and has a commitment to fund an additional $105 million (the "Second Tranche") between February 2013 and August 2013. The Second Tranche will be used to repay debt senior to the Company's loan. At closing, the loan was subordinate to $400 million in senior mortgage debt and $137 million in senior mezzanine debt. The loan bears interest at a fixed rate of 12% and 14% per annum for the First and Second Tranche, respectively. The facility has a total term of up to 63 months from the initial closing, is prepayable at the borrower's option and is secured by real estate partnership interests.

Delphis Operations, L.P. Loan. The Company holds a secured term loan made to Delphis Operations, L.P. ("Delphis" or the "Borrower") that is collateralized by all of the assets of the Borrower. The Borrower's collateral is comprised primarily of interests in partnerships operating surgical facilities, some of which are on the premises of properties owned by the Company or HCP Ventures IV, LLC, an unconsolidated joint venture of the Company. In December 2009, the Company determined that the loan was impaired. Further, in January 2011 the Company placed the loan on cost-recovery status, whereby accrual of interest income was suspended and any payments received from the Borrower are applied to reduce the recorded investment in the loan.

As part of a March 2012 agreement (the "2012 Agreement") between Delphis, certain past and current principals of Delphis and the Cirrus Group, LLC (the "Guarantors"), and the Company, the Company agreed, among other things, to allow the distribution of $1.5 million to certain of the Guarantors from funds generated from sales of assets that were pledged as additional collateral for this loan. Further, the Company, as part of the 2012 Agreement, agreed to provide financial incentives to the Borrower regarding the liquidation of the primary collateral assets for this loan.

Pursuant to the aforementioned 2012 Agreement, the Company received the remaining cash ($4.8 million, after reducing this amount by $0.5 million for related legal expenses) and other consideration ($2.1 million) of $6.9 million from the Guarantors. In addition, during 2012 the Company received $38.1 million in net proceeds from the sales of two of the primary collateral assets, which proceeds, together with the cash payments and other consideration, have been applied to reduce the carrying value of the loan. At December 31, 2012 and 2011, the carrying value of the loan was $30.7 million and $75.7 million, respectively. At December 31, 2012, the Company believes the fair value of the collateral supporting this loan is in excess of its carrying value. During the year ended December 31, 2012 and 2011, the Company received cash payments of $43 million and $2.1 million, respectively.

A reconciliation of the Company's allowance for the losses related to the Company's senior secured loan to Delphis follows (in thousands):

	Amount
Balance at January 1, 2011	$ 3,397
Additions[1]	10,013
Balance at December 31, 2011	13,410
Additions	—
Balance at December 31, 2012	$13,410

(1) In September 2011 the Company recognized a total provision for losses of $15.4 million related to its Delphis loan that is discussed above; $10.0 million of this provision reduced the carrying value of the loan and the remaining $5.4 million provision reduced the carrying value of the related accrued interest receivable (accrued interest on loans is presented in other assets; see Note 10 for additional information).

HCR ManorCare Loans. In December 2007, the Company made a $900 million investment (at a discount of $100 million) in HCR ManorCare mezzanine loans, which paid interest at a floating rate of one-month London Interbank Offered Rate ("LIBOR") plus 4.0%. Also, in August 2009 and January 2011, the Company purchased $720 million (at a discount of $130 million) and $360 million, respectively, in participations in HCR ManorCare first mortgage debt, which paid interest at LIBOR plus 1.25%.

On April 7, 2011, upon closing of the HCR ManorCare Acquisition, the Company's $2.0 billion of loans to HCR ManorCare were settled, which resulted in additional interest income of $23 million, which represents the excess of the loans' fair values above their carrying values at the acquisition date. See Note 3 for additional discussion related to the HCR ManorCare Acquisition.

Genesis HealthCare Loans. In September and October 2010, the Company purchased participations in a senior loan and mezzanine note of Genesis HealthCare ("Genesis") with par values of $278 million (at a discount of $28 million) and $50 million (at a discount of $10 million), respectively. The Genesis senior loan paid interest at LIBOR (subject to a floor of 1.5%, increasing to 2.5% by maturity) plus a spread of 4.75%, increasing to 5.75% by maturity. The senior loan was secured by all of Genesis' assets. The mezzanine note paid interest at LIBOR plus a spread of 7.50%. In addition to the coupon interest payments, the mezzanine note required the payment of a termination fee, of which the Company's share prior to the early repayment of this loan was $2.3 million.

On April 1, 2011, the Company received $330.4 million from the early repayment of its loans to Genesis, and recognized additional interest income of $34.8 million, which represents the related unamortized discounts and termination fee.

(8) Investments in and Advances to Unconsolidated Joint Ventures

HCP Ventures II

On January 14, 2011, the Company acquired its partner's 65% interest in HCP Ventures II, a joint venture that owned 25 senior housing facilities, becoming the sole owner of the portfolio.

The HCP Ventures II consideration is as follows (in thousands):

	January 14, 2011
Cash paid for HCP Ventures II's partnership interest	$135,550
Fair value of HCP's 35% interest in HCP Ventures II (carrying value of $65,223 at closing)[1]	72,992
Total consideration	$208,542
Estimated fees and costs	
Legal, accounting, and other fees and costs[2]	$ 150
Debt assumption fees[3]	500
Total	$ 650

(1) At closing, the Company recognized a gain of approximately $8 million, included in other income, net, which represents the fair value of the Company's 35% interest in HCP Ventures II in excess of its carrying value as of the acquisition date.

(2) Represents estimated fees and costs that were expensed and included in general and administrative expenses. These charges are directly attributable to the transaction and represent non-recurring costs.

(3) Represents debt assumption fees that were capitalized as deferred debt costs.

In accordance with the accounting guidance applicable to acquisitions of the partner's ownership interests that result in consolidation of previously unconsolidated entities, the Company recorded all of the assets and liabilities of HCP Ventures II at their fair value as of the January 14, 2011 acquisition date. In determining the fair values, relevant market data and valuation techniques were utilized and included, but were not limited to, market data comparables for capitalization and discount rates, credit spreads and property specific cash flows assumptions. The capitalization and discount rates as well as credit spread assumptions utilized in the Company's valuation model were based on information that it believes to be within a reasonable range of current market data.

The following table summarizes the fair values of the HCP Ventures II assets acquired and liabilities assumed as of the acquisition date of January 14, 2011 (in thousands):

Assets acquired	
Buildings and improvements	$683,633
Land	79,580
Cash	2,585
Restricted cash	1,861
Intangible assets	78,293
Total assets acquired	$845,952
Liabilities assumed	
Mortgage debt	$635,182
Other liabilities	2,228
Total liabilities assumed	637,410
Net assets acquired	$208,542

The related assets, liabilities and results of operations of HCP Ventures II are included in the consolidated financial statements from the date of acquisition, January 14, 2011.

Summary of Unconsolidated Joint Venture Information

The Company owns interests in the following entities that are accounted for under the equity method at December 31, 2012 (dollars in thousands):

Entity[1]	Properties/Segment	Investment[2]	Ownership%
HCR ManorCare	post-acute/skilled nursing operations	$ 90,559	9.4[3]
HCP Ventures III, LLC	13 medical office	7,510	30
HCP Ventures IV, LLC	54 medical office and 4 hospital	32,249	20
HCP Life Science[4]	4 life science	67,785	50-63
Horizon Bay Hyde Park, LLC	1 senior housing	6,769	72
Suburban Properties, LLC	1 medical office	7,134	67
Advances to unconsolidated joint ventures, net		207	
		$212,213	
Edgewood Assisted Living Center, LLC	1 senior housing	$ (417)	45
Seminole Shores Living Center, LLC	1 senior housing	(674)	50
		$ (1,091)	

(1) These entities are not consolidated because the Company does not control, through voting rights or other means, the joint ventures. See Note 2 regarding the Company's accounting policies related to principles of consolidation.

(2) Represents the carrying value of the Company's investment in the unconsolidated joint venture. See Note 2 regarding the Company's accounting policy for joint venture interests.

(3) Presented after adjusting the Company's 9.9% ownership rate for the dilution of certain of HCR ManorCare's employee equity awards. See discussion of the HCR ManorCare Acquisition in Note 3.

(4) Includes three unconsolidated joint ventures between the Company and an institutional capital partner for which the Company is the managing member. HCP Life Science includes the following partnerships: (i) Torrey Pines Science Center, LP (50%); (ii) Britannia Biotech Gateway, LP (55%); and (iii) LASDK, LP (63%).

HCP, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Summarized combined financial information for the Company's unconsolidated joint ventures follows (in thousands):

	December 31,	
	2012	2011
Real estate, net	$3,731,740	$3,806,187
Goodwill and other assets, net	5,734,318	5,797,690
Total assets	$9,466,058	$9,603,877
Capital lease obligations and mortgage debt	$6,875,932	$6,871,743
Accounts payable	971,095	1,083,581
Other partners' capital	1,435,885	1,465,536
HCP's capital(1)	183,146	183,017
Total liabilities and partners' capital	$9,466,058	$9,603,877

(1) The combined basis difference of the Company's investments in these joint ventures of $28 million, as of December 31, 2012, is primarily attributable to real estate, capital lease obligations, deferred tax assets, goodwill and lease-related net intangibles.

	Year Ended December 31,		
	2012	2011(1)(2)	2010(1)
Total revenues	$4,260,319	$4,388,376	$172,972
Net loss(3)(4)	(15,865)	(827,306)	(54,237)
HCP's share in earnings(3)(4)(5)	54,455	46,750	4,770
HCP's impairment of its investment in HCP Ventures II(4)	—	—	(71,693)
Fees earned by HCP	1,895	2,073	4,666
Distributions received by HCP	6,299	5,681	9,738

(1) Includes the financial information of HCP Ventures II, up to the date in which it was consolidated on January 14, 2011.

(2) Beginning April 7, 2011, includes the financial information of HCR ManorCare, in which the Company acquired an interest for $95 million that represented a 9.9% equity interest at closing.

(3) The combined net loss for the year ended December 31, 2011, includes impairments, net of the related tax benefit, of $865 million related to HCR ManorCare's goodwill and intangible assets. The impairments at the operating entity were the result of reduced cash flows primarily caused by the reimbursement reductions for the Medicare skilled nursing facility Prospective Payment System announced by the Centers for Medicare & Medicaid Services (CMS) effective October 1, 2011. These reimbursement reductions were previously considered in the Company's underwriting assumptions for its initial investments in the operations of HCR ManorCare; therefore, the goodwill that was impaired was not part of the Company's basis in its investment. As such, HCR ManorCare's impairments during the year ended December 31, 2011 did not have an impact on the Company's share of earnings from or its investment in HCR ManorCare.

(4) Net loss for the year ended December 31, 2010, includes an impairment of $54.5 million related to straight-line rent assets of HCP Ventures II (the "Ventures"). Concurrently, during the year ended December 31, 2010 HCP recognized a $71.7 million impairment of its investment in the Ventures that was primarily attributable to a reduction in the fair value of the Ventures' real estate assets and included the Company's share of the impact of the Ventures' impairment of its straight-line rent assets. Therefore, HCP's share in earnings for the year ended December 31, 2010 related to the impact of the Ventures' impairment of its straight-line rent assets was not included in equity income from unconsolidated joint ventures on the consolidated statements of income.

(5) The Company's joint venture interest in HCR ManorCare is accounted for using the equity method and results in an ongoing reduction of DFL income, proportional to HCP's ownership in HCR ManorCare. The Company recorded a

reduction in DFL income of $59.4 million and $42.2 million for the years ended December 31, 2012 and 2011, respectively. Further, the Company's share of earnings from HCR ManorCare (equity income) increases for the corresponding reduction of related lease expense recognized at the HCR ManorCare level.

(9) Intangibles

The Company's intangible lease assets were (in thousands):

Intangible lease assets	December 31, 2012	December 31, 2011
Lease-up intangibles	$ 581,742	$ 385,148
Above market tenant lease intangibles	153,141	145,374
Below market ground lease intangibles	58,939	41,015
Gross intangible lease assets	793,822	571,537
Accumulated depreciation and amortization	(241,121)	(199,147)
Net intangible lease assets	$ 552,701	$ 372,390

The increase in intangible assets in 2012 from 2011 was primarily attributable to the acquisition of 129 senior housing communities from the Blackstone JV, comprised primarily of lease-up intangibles with an average amortization period of 15 years. The remaining weighted average amortization period of intangible assets was 12 years and 11 years at December 31, 2012 and 2011, respectively.

The Company's intangible lease liabilities were (in thousands):

Intangible lease liabilities	December 31, 2012	December 31, 2011
Below market lease intangibles	$192,733	$206,460
Above market ground lease intangibles	6,091	1,779
Gross intangible lease liabilities	198,824	208,239
Accumulated depreciation and amortization	(92,915)	(90,462)
Net intangible lease liabilities	$105,909	$117,777

The remaining weighted average amortization period of unfavorable market lease intangibles was approximately eight years at both December 31, 2012 and 2011.

For the years ended December 31, 2012, 2011 and 2010, rental income includes additional revenues of $4.0 million, $6.2 million and $8.2 million, respectively, from the amortization of net below market lease intangibles. For the years ended December 31, 2012, 2011 and 2010, operating expenses include additional expense of $0.7 million, $0.6 million and $0.4 million, respectively, from the amortization of net above market ground lease intangibles. For the years ended December 31, 2012, 2011 and 2010, depreciation and amortization expense includes additional expense of $43.7 million, $44.8 million and $45.7 million, respectively, from the amortization of lease-up and non-compete agreement intangibles.

Estimated aggregate amortization of intangible assets and liabilities for each of the five succeeding fiscal years and thereafter follows (in thousands):

	Intangible Assets	Intangible Liabilities
2013	$ 72,684	$ 16,772
2014	67,943	16,261
2015	64,078	15,696
2016	59,674	15,150
2017	52,452	12,787
Thereafter	235,870	29,243
	$552,701	$105,909

(10) Other Assets

The Company's other assets consisted of the following (in thousands):

	December 31,	
	2012	2011
Straight-line rent assets, net of allowance of $33,521 and $34,457, respectively	$306,294	$266,620
Marketable debt securities[1]	222,809	—
Leasing costs, net	93,763	92,288
Deferred financing costs, net	45,490	35,649
Goodwill	50,346	50,346
Marketable equity securities	24,829	17,053
Other[2][3]	44,989	23,502
Total other assets	$788,520	$485,458

(1) Represents £137.9 million of Four Seasons senior unsecured notes translated into U.S. dollars as of December 31, 2012 (see below for additional information).

(2) Includes a $5.4 million allowance for losses related to accrued interest receivable on the Delphis loan. At both December 31, 2012 and 2011, the carrying value of interest accrued related to the Delphis loan was zero. See Note 7 for additional information about the Delphis loan and the related impairment.

(3) At December 31, 2012, includes aggregate loan receivables of $10 million from HCP Ventures IV, LLC, an unconsolidated joint venture (see Note 8 for additional information) with an interest rate of 12% and various maturities from March 2013 to December 2013. The loans are secured by the counterparty's 80% partnership interest in the joint venture.

In June 2011, the Company purchased approximately $22.4 million of marketable equity securities that are classified as available-for-sale. At December 31, 2011, the Company incurred a $5.4 million impairment for these securities as it concluded the decrease in value of such securities below their carrying value was other-than-temporary. At December 31, 2012, the marketable equity securities had a fair value and adjusted cost basis of $24.8 million and $17.1 million, respectively. At December 31, 2011, the fair value and adjusted cost basis of the marketable equity securities were both $17.1 million.

Four Seasons Health Care Senior Unsecured Notes

On June 28, 2012, the Company purchased senior unsecured notes with an aggregate par value of £138.5 million at a discount for £136.8 million ($214.9 million). The notes are issued by Elli Investments Limited, a subsidiary of Terra Firma, a European private equity firm, as part of its financing for the acquisition of Four Seasons Health Care, an elderly and specialist care provider in the United Kingdom. The notes mature in June 2020 and are non-callable through June 2016. The notes bear interest on their par value at a fixed rate of 12.25% per annum, with an original issue discount resulting in a yield to maturity of 12.5%. This investment was financed by a GBP denominated unsecured term loan that is discussed in Note 11. These senior unsecured notes are accounted for as marketable debt securities and classified as held-to-maturity.

(11) Debt

Bank Line of Credit and Term Loan

On March 27, 2012, the Company executed an amendment to its existing $1.5 billion unsecured revolving line of credit facility (the "Facility"). This amendment reduces the cost of the Facility (lower borrowing rate and facility fee) and extends the Facility's maturity by one additional year to March 2016. The Facility contains a one-year extension option. Borrowings under this Facility accrue interest at LIBOR plus a margin that depends on the Company's debt ratings. The Company pays a facility fee on the entire revolving commitment that depends upon its debt ratings. Based on the Company's debt ratings at December 31, 2012, the margin on the Facility was 1.075%, and the facility fee was 0.175%. The Facility also includes a feature that will allow the Company to increase the Facility by an aggregate amount of up to $500 million, subject to securing additional commitments from existing lenders or new lending institutions. At December 31, 2012, the Company had no balance outstanding under this Facility.

On July 30, 2012, the Company entered into a credit agreement with a syndicate of banks for a £137 million ($223 million at December 31, 2012) four-year unsecured term loan (the "Term Loan") that accrues interest at a rate of GBP LIBOR plus 1.20%, based on the Company's current debt ratings. Concurrent with the closing of the Term Loan, the Company entered into a four-year interest rate swap contract that fixes the interest rate of the Term Loan at 1.81%, subject to adjustments based on the Company's debt ratings. The Term Loan contains a one-year committed extension option.

The Facility and Term Loan contain certain financial restrictions and other customary requirements, including cross-default provisions to other indebtedness. Among other things, these covenants, using terms defined in the agreements (i) limit the ratio of Consolidated Total Indebtedness to Consolidated Total Asset Value to 60%, (ii) limit the ratio of Secured Debt to Consolidated Total Asset Value to 30%, (iii) limit the ratio of Unsecured Debt to Consolidated Unencumbered Asset Value to 60%, (iv) require a minimum Fixed Charge Coverage ratio of 1.5 times and (v) require a formula-determined Minimum Consolidated Tangible Net Worth of $9.2 billion at December 31, 2012. At December 31, 2012, the Company was in compliance with each of these restrictions and requirements of the Facility and Term Loan.

Senior Unsecured Notes

At December 31, 2012, the Company had senior unsecured notes outstanding with an aggregate principal balance of $6.7 billion. At December 31, 2012, interest rates on the notes ranged from 1.21% to 7.07% with a weighted average effective rate of 5.10% and a weighted average maturity of six years. Discounts and premiums are amortized to interest expense over the term of the related senior unsecured notes. The senior unsecured notes contain certain covenants including limitations on debt, cross-acceleration provisions and other customary terms. As of December 31, 2012, the Company believes it was in compliance with these covenants.

On November 19, 2012, the Company issued $800 million of 2.625% senior unsecured notes due in 2020. The notes were priced at 99.729% of the principal amount with an effective yield to maturity of 2.667%. Net proceeds from this offering were $793 million.

On July 23, 2012, the Company issued $300 million of 3.15% senior unsecured notes due in 2022. The notes were priced at 98.888% of the principal amount with an effective yield to maturity of 3.28%; net proceeds from the offering were $294 million.

On June 25, 2012, the Company repaid $250 million of maturing senior unsecured notes, which accrued interest at a rate of 6.45%. The senior unsecured notes were repaid with proceeds from the Company's June 2012 common stock offering.

On January 23, 2012, the Company issued $450 million of 3.75% senior unsecured notes due in 2019. The notes were priced at 99.523% of the principal amount with an effective yield to maturity of 3.83%; net proceeds from the offering were $444 million.

On September 15, 2011, the Company repaid $292 million of maturing senior unsecured notes, which accrued interest at a rate of 4.82%. The senior unsecured notes were repaid with funds available under the Facility.

On January 24, 2011, the Company issued $2.4 billion of senior unsecured notes as follows: (i) $400 million of 2.70% notes due 2014; (ii) $500 million of 3.75% notes due 2016; (iii) $1.2 billion of 5.375% notes due 2021; and (iv) $300 million of 6.75% notes due 2041. The notes had an initial weighted average maturity of 10.3 years and a weighted average yield of 4.83%; net proceeds from the offering were $2.37 billion.

The following is a summary of senior unsecured notes outstanding by maturity date at December 31, 2012 (dollars in thousands):

Maturity	Principal Amount	Weighted Average Interest Rate
2013	$ 550,000	5.80%
2014	487,000	3.15
2015	400,000	6.64
2016	900,000	5.07
2017	750,000	6.04
2018	600,000	6.83
2019	450,000	3.96
2020	800,000	2.79
2021	1,200,000	5.53
2022	300,000	3.39
2041	300,000	6.89
	6,737,000	
Discounts, net	(24,376)	
	$6,712,624	

Mortgage Debt

At December 31, 2012, the Company had $1.7 billion in aggregate principal amount of mortgage debt outstanding that is secured by 135 healthcare facilities (including redevelopment properties) that had a carrying value of $2.1 billion. At December 31, 2012, interest rates on the mortgage debt range from 1.54% to 8.69% with a weighted average effective interest rate of 6.13% and a weighted average maturity of four years.

The following is a summary of mortgage debt outstanding by maturity date at December 31, 2012 (dollars in thousands):

Maturity	Amount	Weighted Average Interest Rate
2013	$ 291,747	6.15%
2014	179,695	5.78
2015	308,048	6.03
2016	291,338	6.88
2017	550,052	6.04
Thereafter	65,886	5.26
	1,686,766	
Discounts, net	(10,222)	
	$1,676,544	

Mortgage debt generally requires monthly principal and interest payments, is collateralized by real estate assets and is generally non-recourse. Mortgage debt typically restricts transfer of the encumbered assets, prohibits additional liens, restricts prepayment, requires payment of real estate taxes, requires maintenance of the assets in good condition, requires maintenance of insurance on the assets and includes conditions to obtain lender consent to enter into or terminate material leases. Some of the mortgage debt is also cross-collateralized by multiple assets and may require tenants or operators to maintain compliance with the applicable leases or operating agreements of such real estate assets.

Other Debt

At December 31, 2012, the Company had $82 million of non-interest bearing life care bonds at two of its CCRCs and non-interest bearing occupancy fee deposits at two of its senior housing facilities, all of which were payable to certain residents of the facilities (collectively, "Life Care Bonds"). The Life Care Bonds are refundable to the residents upon the termination of the contract or upon the successful resale of the unit.

Debt Maturities

The following table summarizes the Company's stated debt maturities and scheduled principal repayments at December 31, 2012 (in thousands):

Year	Term Loan[1]	Senior Unsecured Notes	Mortgage Debt	Total[2]
2013	$ —	$ 550,000	$ 291,747	$ 841,747
2014	—	487,000	179,695	666,695
2015	—	400,000	308,048	708,048
2016	222,694	900,000	291,338	1,414,032
2017	—	750,000	550,052	1,300,052
Thereafter	—	3,650,000	65,886	3,715,886
	222,694	6,737,000	1,686,766	8,646,460
(Discounts) and premiums, net	—	(24,376)	(10,222)	(34,598)
	$222,694	$6,712,624	$1,676,544	$8,611,862

(1) Represents £137 million translated into U.S. dollars as of December 31, 2012.

(2) Excludes $82 million of other debt that represents non-interest bearing Life Care Bonds and occupancy fee deposits at certain of the Company's senior housing facilities, which have no scheduled maturities.

(12) Commitments and Contingencies

Legal Proceedings

From time to time, the Company is a party to legal proceedings, lawsuits and other claims that arise in the ordinary course of the Company's business. Except as described in this Note 12, the Company is not aware of any other legal proceedings or claims that it believes may have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition, results of operations or cash flows. The Company's policy is to accrue legal expenses as they are incurred.

On May 3, 2007, Ventas, Inc. ("Ventas") filed a complaint against the Company in the United States District Court for the Western District of Kentucky alleging, among other things, that the Company interfered with Ventas's prospective business advantage in connection with Ventas's 2007 acquisition of Sunrise Senior Living Real Estate Investment Trust ("Sunrise REIT"). Ventas sought compensatory damages in excess of $300 million plus punitive damages. Prior to the jury deliberations, the District Court dismissed, among other rulings, Ventas's claim for punitive damages. On September 4, 2009, the jury returned a verdict in favor of Ventas in the amount of approximately $102 million. The Company recognized $102 million as a provision for litigation expense during the three months ended September 30, 2009. Both Ventas and the Company appealed various rulings of the District Court and the jury verdict to the United States Sixth Circuit Court of Appeals. On May 17, 2011, the Sixth Circuit Court of Appeals held that the District Court erred by not submitting Ventas's claim for punitive damages to the jury, and affirmed the District Court's judgment in all other respects. On August 23, 2011, the Company paid Ventas $102 million resulting from the jury verdict. On November 9, 2011, the Company and Ventas settled all claims relating to the litigation and the Company paid $125 million to Ventas in addition to the $102 million paid in August 2011.

On June 29, 2009, several of the Company's subsidiaries, together with three of its tenants, filed complaints in the Delaware Court of Chancery (the "Court of Chancery") against Sunrise Senior Living, Inc. and three of its subsidiaries ("Sunrise"). One of the complaints, which related to four of the 64 communities subject to the dispute, was removed on July 24, 2009 to the United States District Court for the Eastern District of Virginia (the "Virginia District Court"). On April 30, 2010, the Virginia District Court dismissed all claims before it, and each party filed a notice of appeal regarding the decision with the United States Court of Appeals for the Fourth Circuit.

On August 31, 2010, the Company entered into agreements with Sunrise in which: (i) the Company acquired the right to terminate management contracts on 27 of the 75 senior housing communities owned by the Company (these 27 communities were leased to tenants that had entered into management contracts with Sunrise); (ii) Sunrise agreed to limit certain fees and charges associated with the in-place management contracts of the remaining 48 communities, where such limitations were consistent with the parties' budgetary rights and obligations under existing agreements; (iii) the Company agreed to fund certain capital expenditures at the remaining 48 communities, and (iv) both parties dismissed all of the previous litigation proceedings that were filed against each other. The Company agreed to pay Sunrise $50 million for the right to terminate the management contracts of the 27 communities; after taking into account the rights to approximately $9 million of working capital that the Company received in conjunction with acquiring these termination rights, the net cost to acquire the termination rights was $41 million. The Company had marketed for lease the 27 communities to a limited group of operators, and prior to August 31, 2010, had received a favorable bid and an executed non-binding term sheet from Emeritus Corporation ("Emeritus"). On October 18, 2010, the Company executed two triple-net master leases with Emeritus for the 27 communities on terms consistent with a non-binding term sheet agreed to by the Company and Emeritus in August 2010, including fixed lease terms of 15 years and two 10 year extension options. Shortly thereafter, on October 31, 2010, the Company exercised its rights under the existing lease contracts to terminate the leases with the tenants that had entered into the management contracts with Sunrise for a payment of $2 million. The term of the new Emeritus leases commenced on November 1, 2010, immediately after such termination.

The Company capitalized the $41 million cost for the above termination rights as an initial direct leasing cost of the new leases as it determined that: (i) acquiring the right to terminate Sunrise's long-term management contracts was essential to enable the Company to lease such communities to another operator; and (ii) prior to August 31, 2010, the leasing transaction with Emeritus was reasonably assured. The initial direct leasing costs will be amortized over the initial 15-year term of the new leases with Emeritus. Further, the Company concluded that no amount of the $50 million paid to Sunrise should be allocated to the dismissed litigation or to the existing leases on the 48 remaining communities, because the Company believed that: (i) as ruled by the Virginia District Court, Sunrise's counterclaims lacked merit and had no value, and the claims remaining in the Chancery Court arose from similar facts and were expected to be decided on the basis of similar law; (ii) Sunrise's agreement to limit certain fees on the remaining 48 communities, and the Company's agreement to fund certain capital expenditures at the communities, were each consistent with the Company's and Sunrise's obligations, respectively under the existing agreements; and (iii) the incremental value gained by the reasonably assured future rents from Emeritus and the acquired working capital exceeded the payment to Sunrise.

Concentration of Credit Risk

Concentrations of credit risks arise when a number of operators, tenants or obligors related to the Company's investments are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to the Company, to be similarly affected by changes in economic conditions. The Company regularly monitors various segments of its portfolio to assess potential concentrations of risks. The Company does not have significant foreign operations.

The following table provides information regarding the Company's concentration with respect to certain operators; the information provided is presented for the gross assets and revenues that are associated with certain operators as percentages of the respective segment's and total Company's gross assets and revenues:

Segment Concentrations:

	Percentage of Senior Housing Gross Assets		Percentage of Senior Housing Revenues		
	December 31,		Year Ended December 31,		
Operators	2012	2011	2012	2011	2010
HCR ManorCare[1]	11	14	11	10	—
Brookdale[2]	11	14	14	22	11
Emeritus[3]	35	19	23	24	14
Sunrise[3][4]	17	22	15	19	21

	Percentage of Post-Acute/ Skilled Nursing Gross Assets		Percentage of Post-Acute/ Skilled Nursing Revenues		
	December 31,		Year Ended December 31,		
Operators	2012	2011	2012	2011	2010
HCR ManorCare[1]	89	94	90	84	30

Total Company Concentrations:

	Percentage of Total Company Gross Assets		Percentage of Total Company Revenues		
	December 31,		Year Ended December 31,		
Operators	2012	2011	2012	2011	2010
HCR ManorCare[1]	31	35	30	27	9
Brookdale[2]	4	5	5	7	5
Emeritus[3]	13	6	8	7	6
Sunrise[3][4]	7	7	5	6	9

(1) On April 7, 2011, the Company completed the acquisition of HCR ManorCare's real estate assets, which included the settlement of the Company's HCR ManorCare debt investments, see Notes 3 and 7 for additional information.

(2) As of December 31, 2012 and 2011, Brookdale Senior Living ("Brookdale") percentages do not include $692 and $683 million, respectively, of senior housing assets related to 21 senior housing facilities that Brookdale operates (beginning September 1, 2011) on the Company's behalf under a RIDEA structure. Assuming that these assets were attributable to Brookdale, the percentage of combined segment and total assets attributable to Brookdale would be 20% and 8%, respectively, as of December 31, 2012, and 26% and 9%, respectively, as of December 31, 2011. For the years ended December 31, 2012 and 2011, Brookdale percentages do not include $143 million and $47 million, respectively, of senior

housing revenues, related to 21 senior housing facilities that Brookdale operates on the Company's behalf under a RIDEA structure. Assuming that these revenues were attributable to Brookdale, the percentage of combined segment and total revenues attributable to Brookdale would be 36% and 12%, respectively, for the year ended December 31, 2012 and 31% and 10%, respectively, for the year ended December 31, 2011.

(3) 27 properties formerly operated by Sunrise were transitioned to Emeritus effective November 1, 2010. For the year ended December 31, 2010, Sunrise percentages exclude $33 million of revenues for 27 properties due to the consolidation of four VIEs from August 31 2010 to November 1, 2010. Assuming that these revenues were attributable to Sunrise, the percentage of segment and total revenues for Sunrise would be 28% and 12%, respectively, for the year ended December 31, 2010. Percentage of total revenues from Emeritus for the year ended December 31, 2012 includes partial results for Blackstone JV acquisition. Assuming that full-year results were included for this acquisition in the Company's 2012 revenues, the percentage of segment revenues and total revenues would be 36% and 12%, respectively.

(4) Certain of the Company's properties are leased to tenants who have entered into management contracts with Sunrise to operate the respective property on their behalf. The Company's concentration of gross assets includes properties directly leased to Sunrise and properties that are managed by Sunrise on behalf of third party tenants.

On September 1, 2011, the Company completed a strategic venture with Brookdale that includes the operation of 37 HCP-owned senior living communities previously leased to or operated by Horizon Bay Retirement Living ("Horizon Bay"). As part of this transaction, Brookdale acquired Horizon Bay and: (i) assumed an existing triple-net lease for nine HCP communities; (ii) entered into a new triple-net lease related to four HCP communities; (iii) assumed Horizon Bay's management of three HCP communities, one of which was recently developed by HCP; and (iv) entered into management contracts and a joint venture agreement for a 10% interest in the real estate and operations for 21 of the Company's communities that are in a RIDEA structure. In connection with these transactions, the Company purchased approximately one million shares of Brookdale's common stock in June 2011 (see Note 10 for additional information regarding these marketable equity securities).

Under the provisions of RIDEA, a REIT may lease "qualified health care properties" on an arm's length basis to a TRS if the property is operated on behalf of such subsidiary by a person who qualifies as an "eligible independent contractor." The year ended December 31, 2012 includes $143 million and $91 million in revenues and operating expenses, respectively, as a result of reflecting the facility-level results for the 21 RIDEA facilities operated by Brookdale beginning September 1, 2011. The year ended December 31, 2011 includes $47 million and $30 million in revenues and operating expenses, respectively, as a result of reflecting the facility-level results for the 21 RIDEA facilities.

The year ended December 31, 2010 includes increases of $29 million and $26 million in revenues and operating expenses, respectively, as a result of reflecting the facility-level results for 27 facilities leased to four VIE tenants operated by Sunrise that were consolidated, for the period from August 31, 2010 to November 1, 2010, as a result of the termination rights the Company acquired from the settlement agreement discussed above. See Note 21 for additional information regarding VIEs.

To mitigate credit risk of leasing properties to certain senior housing and post-acute/skilled nursing operators, leases with operators are often combined into portfolios that contain cross-default terms, so that if a tenant of any of the properties in a portfolio defaults on its obligations under its lease, the Company may pursue its remedies under the lease with respect to any of the properties in the portfolio. Certain portfolios also contain terms whereby the net operating profits of the properties are combined for the purpose of securing the funding of rental payments due under each lease.

At December 31, 2012 and 2011, the Company's gross real estate assets in the state of California, excluding assets held-for-sale, represented approximately 20% and 23% of the Company's total assets, respectively. For the year ended December 31, 2012, the Company's revenues derived from properties located in the states of California, Texas and Florida represented approximately 22%, 12% and 10% of the Company's total revenues, respectively.

DownREIT LLCs

In connection with the formation of certain DownREIT limited liability companies ("LLCs"), members may contribute appreciated real estate to a DownREIT LLC in exchange for DownREIT units. These contributions are generally tax-deferred, so that the pre-contribution gain related to the property is not taxed to the member. However, if a contributed property is later sold by the DownREIT LLC, the unamortized pre-contribution gain that exists at the date of sale is specifically allocated and taxed to the contributing members. In many of the DownREITs, the Company has entered into indemnification agreements with those members who contributed appreciated property into the DownREIT LLC. Under these indemnification agreements, if any of the appreciated real estate contributed by the members is sold by the DownREIT LLC in a taxable transaction within a specified number of years, the Company will reimburse the affected members for the federal and state income taxes associated with the pre-contribution gain that is specially allocated to the affected member under the Code ("make-whole payments"). These make-whole payments include a tax gross-up provision. These indemnification agreements have expiration terms that range through 2033.

Credit Enhancement Guarantee

Certain of the Company's senior housing facilities serve as collateral for $117 million of debt (maturing May 1, 2025) that is owed by a previous owner of the facilities. This indebtedness is guaranteed by the previous owner who has an investment grade credit rating. These senior housing facilities, which are classified as DFLs, had a carrying value of $374 million as of December 31, 2012.

Environmental Costs

The Company monitors its properties for the presence of hazardous or toxic substances. The Company is not aware of any environmental liability with respect to the properties that would have a material adverse effect on the Company's business, financial condition or results of operations. The Company carries environmental insurance and believes that the policy terms, conditions, limitations and deductibles are adequate and appropriate under the circumstances, given the relative risk of loss, the cost of such coverage and current industry practice.

General Uninsured Losses

The Company obtains various types of insurance to mitigate the impact of property, business interruption, liability, flood, windstorm, earthquake, environmental and terrorism related losses. The Company attempts to obtain appropriate policy terms, conditions, limits and deductibles considering the relative risk of loss, the cost of such coverage and current industry practice. There are, however, certain types of extraordinary losses, such as those due to acts of war or other events that may be either uninsurable or not economically insurable. In addition, the Company has a large number of properties that are exposed to earthquake, flood and windstorm occurrences for which the related insurances carry high deductibles.

Tenant Purchase Options

Certain leases contain purchase options whereby the tenant may elect to acquire the underlying real estate. Annualized lease payments (base rent only) to be received from these leases, including

DFLs, subject to purchase options, in the year that the purchase options are exercisable, are summarized as follows (dollars in thousands):

Year	Annualized Base Rent[(1)]	Number of Properties
2013	$ 42,700	23
2014	36,666	15
2015	16,702	15
2016	38,933	18
2017	1,685	2
Thereafter	96,859	58
	$233,545	131

(1) Represents the most recent month's base rent including additional rent floors and cash income from direct financing leases annualized for 12 months. Base rent does not include tenant recoveries, additional rents in excess of floors and non-cash revenue adjustments (i.e., straight-line rents, amortization of above and below market lease intangibles, DFL interest accretion and deferred revenues).

Rental Expense

The Company's rental expense attributable to continuing operations for the years ended December 31, 2012, 2011 and 2010 was approximately $7 million, $6 million and $6 million, respectively. These rental expense amounts include ground rent and other leases. Ground leases generally require fixed annual rent payments and may also include escalation clauses and renewal options. These leases have terms that are up to 99 years, excluding extension options. Future minimum lease obligations under non-cancelable ground and other operating leases as of December 31, 2012 were as follows (in thousands):

Year	Amount
2013	$ 7,734
2014	7,119
2015	6,372
2016	5,228
2017	4,797
Thereafter	193,324
	$224,574

(13) Equity

Preferred Stock

On April 23, 2012, the Company redeemed all of its outstanding preferred stock consisting of 4,000,000 shares of its 7.25% Series E preferred stock and the 7,820,000 shares of its 7.10% Series F preferred stock. The shares of Series E and Series F preferred stock were redeemed at a price of $25 per share, or $295.5 million in aggregate, plus all accrued and unpaid dividends to the redemption date. As a result of the redemption, which was announced on March 22, 2012, the Company incurred a charge of $10.4 million related to the original issuance costs of the preferred stock (this charge is presented as an additional preferred stock dividend in the Company's consolidated statements of income).

Distributions with respect to the Company's preferred stock can be characterized for federal income tax purposes as taxable ordinary dividends, capital gain dividends, nondividend distributions or a combination thereof. Following is the characterization of the Company's annual preferred stock dividends per share:

	Series E			Series F		
	December 31,			December 31,		
	2012[1]	2011	2010	2012[1]	2011	2010
			(unaudited)			
Ordinary dividends	$0.4383	$1.4335	$1.6695	$0.4292	$1.4038	$1.6350
Capital gain dividends	0.0148	0.3790	0.1430	0.0145	0.3712	0.1400
	$0.4531	$1.8125	$1.8125	$0.4437	$1.7750	$1.7750

(1) As discussed above, the Company redeemed all of its outstanding preferred stock on April 23, 2012.

Common Stock

Distributions with respect to the Company's common stock can be characterized for federal income tax purposes as taxable ordinary dividends, capital gain dividends, nondividend distributions or a combination thereof. Following is the characterization of the Company's annual common stock dividends per share:

	Year Ended December 31,		
	2012	2011	2010
		(unaudited)	
Ordinary dividends	$1.4618	$0.9259	$1.0935
Capital gain dividends	0.0495	0.2448	0.0937
Nondividend distributions	0.4887	0.7493	0.6728
	$2.0000	$1.9200	$1.8600

On January 25, 2013, the Company announced that its Board declared a quarterly cash dividend of $0.525 per share. The common stock cash dividend will be paid on February 19, 2013 to stockholders of record as of the close of business on February 4, 2013.

On October 19, 2012, we completed a public offering of 22 million shares of common stock and received net proceeds of $979 million, which were primarily used to acquire the 129 senior housing communities from the Blackstone JV.

In June 2012, the Company completed a $376 million offering of 8.97 million shares of common stock at a price of $41.88 per share, which were primarily used to repay $250 million of maturing senior unsecured notes, which accrued interest at a rate of 6.45%.

In March 2012, the Company completed a $359 million offering of 9.0 million shares of common stock at a price of $39.93 per share, which were primarily used to redeem all outstanding shares of the Company's preferred stock.

In March 2011, the Company completed a $1.273 billion public offering of 34.5 million shares of common stock at a price of $36.90 per share. The Company received total net proceeds of $1.235 billion, which were primarily used to finance part of the aggregate purchase price of the HCR ManorCare Acquisition. The following is a summary of the Company's other issuances of common stock:

	Year Ended December 31,	
	2012	2011
	(shares in thousands)	
Dividend Reinvestment and Stock Purchase Plan	1,064	1,910
Conversion of DownREIT units	736	80
Exercise of stock options	2,455	1,157
Vesting of restricted stock units[(1)]	707	228

(1) Issued under the Company's 2006 Performance Incentive Plan.

Accumulated Other Comprehensive Loss

The following is a summary of the Company's accumulated other comprehensive loss (in thousands):

	December 31,	
	2012	2011
Unrealized gains on available for sale securities	$ 7,776	$ —
Unrealized losses on cash flow hedges, net	(18,452)	(15,712)
Supplemental Executive Retirement Plan minimum liability	(3,150)	(2,794)
Cumulative foreign currency translation adjustment	(827)	(1,076)
Total accumulated other comprehensive loss	$(14,653)	$(19,582)

Noncontrolling Interests

At December 31, 2012, there were four million non-managing member units (six million shares of HCP common stock are issuable upon conversion) outstanding in four DownREIT LLCs, in all of which the Company is the managing member. At December 31, 2012, the carrying and market values of the four million DownREIT units were $188 million and $275 million, respectively.

(14) Segment Disclosures

The Company evaluates its business and makes resource allocations based on its five business segments: (i) senior housing, (ii) post-acute/skilled nursing, (iii) life science, (iv) medical office and (v) hospital. Under the senior housing, post-acute/skilled nursing, life science and hospital segments, the Company invests or co-invests primarily in single operator or tenant properties, through the acquisition and development of real estate, management of operations (RIDEA) and by debt issued by operators in these sectors. Under the medical office segment, the Company invests or co-invests through the acquisition and development of medical office buildings ("MOBs") that are leased under gross, modified gross or triple-net leases, generally to multiple tenants, and which generally require a greater level of property management. The accounting policies of the segments are the same as those described under Summary of Significant Accounting Policies (see Note 2). There were no intersegment sales or transfers during the years ended December 31, 2012 and 2011. The Company evaluates performance based upon property net operating income from continuing operations ("NOI"), adjusted NOI and interest income of the combined investments in each segment.

Non-segment assets consist primarily of corporate assets including cash, restricted cash, accounts receivable, net, marketable equity securities, deferred financing costs and, if any, real estate held-for-sale. Interest expense, depreciation and amortization and non-property specific revenues and expenses are not allocated to individual segments in determining the Company's performance measure. See Note 12 for other information regarding concentrations of credit risk.

Summary information for the reportable segments follows (in thousands):

For the year ended December 31, 2012:

Segments	Rental Revenues[1]	Resident Fees and Services	Interest Income	Investment Management Fee Income	Total Revenues	NOI[2]	Adjusted NOI[2] (Cash NOI)
Senior housing	$ 482,336	$143,745	$ 3,503	$ —	$ 629,584	$ 531,419	$ 480,872
Post-acute/skilled nursing	539,242	—	19,993	—	559,235	538,856	462,927
Life science	289,664	—	—	4	289,668	236,491	226,997
Medical office	334,811	—	—	1,891	336,702	202,547	197,569
Hospital	84,493	—	1,040	—	85,533	80,980	78,995
Total	$1,730,546	$143,745	$24,536	$1,895	$1,900,722	$1,590,293	$1,447,360

For the year ended December 31, 2011:

Segments	Rental Revenues[1]	Resident Fees and Services	Interest Income	Investment Management Fee Income	Total Revenues	NOI[2]	Adjusted NOI[2] (Cash NOI)
Senior housing	$ 470,592	$50,619	$ 178	$ 70	$ 521,459	$ 486,673	$ 433,728
Post-acute/skilled nursing	397,554	—	98,450	—	496,004	396,969	339,946
Life science	288,151	—	—	4	288,155	235,355	212,250
Medical office	320,115	—	—	1,999	322,114	192,213	186,180
Hospital	83,128	—	1,236	—	84,364	78,798	76,402
Total	$1,559,540	$50,619	$99,864	$2,073	$1,712,096	$1,390,008	$1,248,506

For the year ended December 31, 2010:

Segments	Rental Revenues[1]	Resident Fees and Services	Interest Income	Investment Management Fee Income	Total Revenues	NOI[2]	Adjusted NOI[2] (Cash NOI)
Senior housing	$ 337,220	$32,596	$ 364	$2,300	$ 372,480	$341,043	$306,682
Post-acute/skilled nursing	36,023	—	121,703	—	157,726	35,847	34,685
Life science	276,762	—	—	4	276,766	228,270	204,938
Medical office	309,285	—	—	2,362	311,647	181,398	175,654
Hospital	83,491	—	38,096	—	121,587	78,661	73,642
Total	$1,042,781	$32,596	$160,163	$4,666	$1,240,206	$865,219	$795,601

(1) Represents rental and related revenues, tenant recoveries, and income from DFLs.

(2) NOI is a non-GAAP supplemental financial measure used to evaluate the operating performance of real estate. The Company defines NOI as rental and related revenues, including tenant recoveries, resident fees and services, and income from direct financing leases, less property level operating expenses. NOI excludes interest income, investment management fee income, interest expense, depreciation and amortization, general and administrative expenses, litigation settlement, impairments, impairment recoveries, other income, net, income taxes, equity income from and impairments of investments in unconsolidated joint ventures, and discontinued operations. The Company believes NOI provides relevant and useful information because it reflects only income and operating expense items that are incurred at the property level and presents them on an unleveraged basis. Adjusted NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL accretion, amortization of above and below market lease intangibles, and lease termination fees. Adjusted NOI is sometimes referred to as "cash NOI." The Company uses NOI and adjusted NOI to make decisions about resource allocations and to assess and compare property level performance. The Company believes that net income is the most directly comparable GAAP measure to NOI. NOI should not be viewed as an alternative measure of operating performance to net income as defined by GAAP because it does not reflect the aforementioned excluded items. Further, the Company's definition of NOI may not be comparable to the definition used by other REITs, as those companies may use different methodologies for calculating NOI.

The following is a reconciliation from reported net income to NOI and adjusted NOI (in thousands):

	Years ended December 31,		
	2012	2011	2010
Net income	$ 846,842	$ 554,494	$ 344,395
Interest income	(24,536)	(99,864)	(160,163)
Investment management fee income	(1,895)	(2,073)	(4,666)
Interest expense	417,130	416,396	285,508
Depreciation and amortization	358,245	349,922	306,934
General and administrative	79,454	96,121	83,019
Litigation settlement and provision	—	125,000	—
Impairments (recoveries)	7,878	15,400	(11,900)
Other income, net	(2,776)	(12,732)	(16,194)
Income taxes	(1,636)	1,250	412
Equity income from unconsolidated joint ventures	(54,455)	(46,750)	(4,770)
Impairments of investment in unconsolidated joint venture	—	—	71,693
Total discontinued operations	(33,958)	(7,156)	(29,049)
NOI	1,590,293	1,390,008	865,219
Straight-line rents	(47,311)	(59,173)	(47,243)
DFL accretion	(94,240)	(74,007)	(10,641)
Amortization of above and below market lease intangibles, net	(2,232)	(4,510)	(6,378)
Lease termination fees	(636)	(5,873)	(7,665)
NOI adjustments related to discontinued operations	1,486	2,061	2,309
Adjusted NOI	$1,447,360	$1,248,506	$ 795,601

The Company's total assets by segment were (in thousands):

Segments	December 31, 2012	2011	2010
Senior housing	$ 7,658,612	$ 5,785,441	$ 4,196,456
Post-acute/skilled nursing	6,080,826	5,644,472	2,133,640
Life science	3,932,397	3,886,851	3,709,528
Medical office	2,661,394	2,336,302	2,299,311
Hospital	724,999	757,618	770,038
Gross segment assets	21,058,228	18,410,684	13,108,973
Accumulated depreciation and amortization	(1,978,597)	(1,646,736)	(1,386,850)
Net segment assets	19,079,631	16,763,948	11,722,123
Assets held-for-sale, net	—	106,295	147,538
Other non-segment assets	835,924	538,232	1,462,262
Total assets	$19,915,555	$17,408,475	$13,331,923

At December 31, 2012, goodwill of $50.3 million is allocated as follows: (i) senior housing—$30.5 million, (ii) medical office—$11.4 million, (iii) post-acute/skilled nursing—$3.3 million and (iv) hospital—$5.1 million. The Company completed the required annual impairment test during the three months ended December 31, 2012; no impairment was recognized based on the results of this impairment test.

(15) Future Minimum Rents

Future minimum lease payments to be received, excluding operating expense reimbursements, from tenants under non-cancelable operating leases as of December 31, 2012, are as follows (in thousands):

Year	Amount
2013	$1,043,473
2014	1,004,409
2015	963,872
2016	926,289
2017	852,670
Thereafter	4,182,607
	$8,973,320

(16) Compensation Plans

Stock Based Compensation

On May 11, 2006, the Company's stockholders approved the 2006 Performance Incentive Plan (the "2006 Incentive Plan"). The 2006 Incentive Plan provides for the granting of stock-based compensation, including stock options, restricted stock and performance restricted stock units to officers, employees and directors in connection with their employment with or services provided to the Company. On April 23, 2009, the Company's stockholders amended the 2006 Incentive Plan. As a result of the amendment, the maximum number of shares reserved for awards under the 2006 Incentive Plan, as amended, is 23.2 million shares. The maximum number of shares available for future awards under the

2006 Incentive Plan is 6.8 million shares at December 31, 2012, of which approximately 4.5 million shares may be issued as restricted stock and performance restricted stock units.

Stock Options

Stock options are granted with an exercise price per share equal to the closing market price of the company's common stock on the grant date. Stock options generally vest ratably over a four- to five-year period and have a 10-year contractual term. Vesting of certain options may accelerate, as provided in the 2006 Incentive Plan or in the applicable award agreement, upon retirement, a change in control or other specified events. Upon the exercise of options, the participant is required to pay the exercise price of the options being exercised and the related tax withholding obligation. Participants have the ability to elect to have the Company withhold the number of shares to be delivered upon exercise of stock options to pay the related exercise price and tax withholding obligation. The value of the shares withheld is dependent upon the closing market price of the Company's common stock on the date that the relevant transaction occurs.

A summary of the stock option activity in 2012 is presented in the following table (dollars and shares in thousands, except per share amounts):

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of January 1, 2012	6,524	$28.76	6.1	$84,169
Granted	455	41.64		
Exercised	(3,838)	28.33		
Forfeited	(14)	26.40		
Outstanding as of December 31, 2012	3,127	31.16	6.9	43,774
Exercisable as of December 31, 2012	539	32.09	6.0	7,041

The following table summarizes additional information concerning outstanding and exercisable stock options at December 31, 2012 (shares in thousands):

				Currently Exercisable	
Range of Exercise Price	Shares Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Shares Under Options	Weighted Average Exercise Price
$23.34 - $25.52	910	$23.34	6.1	54	$23.34
27.11 - 28.35	739	28.28	6.8	210	28.12
31.95 - 41.64	1,478	37.41	7.4	275	36.84
	3,127	31.16	6.9	539	32.09

The following table summarizes additional information concerning unvested stock options at December 31, 2012 (shares in thousands):

	Shares Under Options	Weighted Average Grant Date Fair Value
Unvested at January 1, 2012	3,285	$3.77
Granted	455	6.34
Vested	(1,138)	3.59
Forfeited	(14)	3.67
Unvested at December 31, 2012	2,588	4.30

The weighted average fair value per share at the date of grant for options awarded during the years ended December 31, 2012, 2011 and 2010 was $6.34, $5.97 and $5.17, respectively. The total vesting date intrinsic value (at vesting) of shares under options vested during the years ended December 31, 2012, 2011 and 2010 was $18.0 million, $15.8 million and $10.7 million, respectively. The total intrinsic value of vested shares under options at December 31, 2012 was $7.0 million.

Proceeds received from options exercised under the 2006 Incentive Plan for the years ended December 31, 2012, 2011 and 2010 were $51.6 million, $30.8 million and $6.3 million, respectively. The total intrinsic value (at exercise) of options exercised during the years ended December 31, 2012, 2011 and 2010 was $51.0 million, $13.4 million and $2.3 million, respectively.

The fair value of the stock options granted during the years ended December 31, 2012, 2011 and 2010 was estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions described below. The risk-free rate is based on the U.S. Treasury yield curve in effect at the grant date. The expected life (estimated period of time outstanding) of the stock options granted was estimated using the historical exercise behavior of employees and turnover rates. For stock options granted in 2012, 2011 and 2010, the expected volatility was based on the average of the Company's: (i) historical volatility of the adjusted closing prices of its common stock for a period equal to the stock option's expected life, ending on the grant date, calculated on a weekly basis and (ii) the implied volatility of traded options on its common stock for a period equal to 30 days ending on the grant date. For stock options granted prior to 2010, the expected volatility was based on the Company's historical volatility of the adjusted closing prices of its common stock for a period equal to the stock option's expected life, ending on the grant date and calculated on a weekly basis. The following table summarizes the Company's stock option valuation assumptions used with respect to stock options awarded in 2012, 2011 and 2010:

	2012	2011	2010
Risk-free rate	1.09%	2.58%	2.77%
Expected life (in years)	5.9	6.5	6.3
Expected volatility	32.7%	31.8%	35.0%
Expected dividend yield	5.9%	6.1%	6.2%

Restricted Stock and Performance Restricted Stock Units

Under the 2006 Incentive Plan, restricted stock and performance restricted stock units generally have a contractual life or vest over a three- to five-year period. The vesting of certain restricted shares and units may accelerate, as provided in the 2006 Incentive Plan or in the applicable award agreement, upon retirement, a change in control or other specified events. When vested, each performance restricted stock unit is convertible into one share of common stock. The restricted stock and performance restricted stock units are valued on the grant date based on the closing market price of the Company's common stock on that date. Generally, the Company recognizes the fair value of the awards over the applicable vesting period as compensation expense. Upon any exercise or payment of restricted shares or units, the participant is required to pay the related tax withholding obligation. Participants generally have the flexibility to elect to have the Company reduce the number of shares to be delivered to pay the related tax withholding obligation. The value of the shares withheld is dependent on the closing market price of the Company's common stock on the date that the relevant transaction occurs. During 2012, 2011 and 2010, the Company withheld 361,000, 136,000 and 154,000 shares, respectively, to offset tax withholding obligations with respect to the restricted stock and restricted stock unit awards.

The following table summarizes additional information concerning restricted stock and restricted stock units at December 31, 2012 (units and shares in thousands):

	Restricted Stock Units	Weighted Average Grant Date Fair Value	Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2012	1,478	$32.59	339	$27.75
Granted	456	41.67	—	N/A
Vested	(707)	33.03	(186)	27.55
Forfeited	(7)	38.29	(8)	26.72
Unvested at December 31, 2012	1,220	35.16	145	27.24

At December 31, 2012, the weighted average remaining vesting period of restricted stock units and restricted stock was three years. The total fair values (at vesting) of restricted stock and restricted stock units which vested for the years ended December 31, 2012, 2011 and 2010 were $38.6 million, $14.4 million and $12.5 million, respectively.

As the Company pays dividends on its outstanding common stock, holders of restricted stock awards are generally entitled to any dividends on the underlying restricted shares, and holders of restricted stock units generally have the right to a cash payment equal to the dividends that would be paid on a number of shares of Company common stock equal to the number of outstanding units subject to the award.

On August 14, 2006, the Company granted 219,000 restricted stock units to the Company's Chairman and Chief Executive Officer. The restricted stock units vest over a period of 10 years beginning in 2012, subject to accelerated vesting in certain circumstances as provided in the applicable award agreement and the Company's employment agreement with its Chief Executive Officer. Each vested unit will be convertible, upon payment of the award, into one share of common stock. Additionally, as the Company pays dividends on its outstanding common stock, the original award will be credited with additional restricted stock units as dividend equivalents (in lieu of receiving a cash payment). Generally, the dividend equivalent restricted stock units will be subject to the same vesting and other conditions as applied to the grant. At December 31, 2012, the total number of restricted stock units under this arrangement was approximately 317,000.

In 2012, the Company implemented a clawback policy that is retroactive to prior years pursuant to which its Board of Directors or Compensation Committee shall, in such circumstances as it determines to be appropriate, require reimbursement or cancellation of all or a portion of any short or long-term cash or equity incentive awards or payments to an officer (or former officer, as the case may be) of the Company where: (1) the amount of, or number of shares included in, any such payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with any financial reporting requirement under the securities laws; and (2) a lesser payment or award of cash or shares would have been made to the individual based upon the restated financial results; and (3) the payment or award of cash or shares was received by the individual prior to or during the 12-month period following the first public issuance or filing of the financial results that were subsequently restated.

Total share-based compensation expense recognized during the years ended December 31, 2012, 2011 and 2010 was $23.3 million, $20.2 million and $15.1 million, respectively. As of December 31, 2012, there was $41.6 million of deferred compensation cost associated with future employee services, related to unvested share-based compensation arrangements granted under the Company's incentive plans, which is expected to be recognized over a weighted average period of three years.

Employee Benefit Plan

The Company maintains a 401(k) and profit sharing plan that allows for eligible participants to defer compensation, subject to certain limitations imposed by the Code. The Company provides a matching contribution of up to 4% of each participant's eligible compensation. During 2012, 2011 and 2010, the Company's matching contributions were approximately $0.8 million, $0.8 million and $0.9 million, respectively.

(17) Impairments

During the year ended December 31, 2012, the Company executed an expansion of its tenant relationship with General Atomics in Poway, CA, to a total of 396,000 square feet, consisting of the following: (i) a lease extension of 281,000 square feet through June 2024, (ii) a new 10—year lease for a 115,000 square feet building to be developed and (iii) the purchase of a 19 acre land parcel from the Company for $19 million. As a result of the land sale the Company recognized an impairment charge of $7.9 million, which reduced the carrying value of the Company's investment from $27 million to the $19 million sales price. The fair value of the Company's land parcel was based on the sales price from its disposition in conjunction with this transaction. The sales price of the land parcel was considered to be a Level 3 measurement within the fair value hierarchy.

During the year ended December 31, 2011, the Company concluded that its senior secured term loan to Delphis was impaired and established a provision for losses (impairment) of $15.4 million. The impairment resulted from the Company's conclusion that the carrying value of its loan was in excess of the fair value of the loan's underlying collateral assets. This provision for losses reduced the carrying value of its investment from $91.1 million to its fair value of $75.7 million. The fair value of the Company's loan investment was based on a discounted cash flow valuation model and inputs considered to be a Level 3 measurement within the fair value hierarchy. Inputs to this valuation model include real estate capitalization rates, discount rates, earnings multiples, industry growth rates and operating margins, some of which influence the Company's expectation of future cash flows from the loan and, accordingly, the fair value of its investment.

On October 12, 2010, the Company concluded that its 35% interest in HCP Ventures II, which owns 25 senior housing properties leased by Horizon Bay Communities or certain of its affiliates (collectively "Horizon Bay"), was impaired. The impairment resulted from the recent and projected deterioration of the operating performance of the properties leased by Horizon Bay from HCP Ventures II. During the year ended December 31, 2010 the Company recognized an impairment of $71.7 million related to its investment in HCP Ventures II, which reduced the carrying value of its investment from $136.8 million to its fair value of $65.1 million. The fair value of the Company's investment in HCP Ventures II was based on a discounted cash flow valuation model that is considered to be a Level 3 measurement within the fair value hierarchy. Inputs to this valuation model include real estate capitalization rates, discount rates, industry growth rates and operating margins, some of which influence the Company's expectation of future cash flows from HCP Ventures II and, accordingly, the fair value of its investment.

(18) Income Taxes

For the year ended December 31, 2012, the Company recorded an income tax benefit of $1.6 million, as compared to income tax expense of $1.2 million and $0.4 million for the years ended December 31, 2011 and 2010, respectively. The Company's income tax expense from discontinued operations was insignificant for the years ended December 31, 2012, 2011 and 2010. The Company's deferred income tax expense and its balance in deferred tax assets and liabilities were insignificant as of December 31, 2012, 2011 and 2010.

The Company files numerous U.S. federal, state and local income and franchise tax returns. With a few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years prior to 2008.

At December 31, 2012 and 2011, the tax basis of the Company's net assets is less than the reported amounts by $7.6 billion and $7.4 billion, respectively. The difference between the reported amounts and the tax basis is primarily related to the Slough Estates USA, Inc. ("SEUSA") and HCR ManorCare acquisitions, which occurred in 2007 and 2011, respectively. Both SEUSA and HCR ManorCare were corporations subject to federal and state income taxes. As a result of these acquisitions, the Company succeeded to the tax attributes of SEUSA and HCR ManorCare, including the tax basis in the acquired companies' assets and liabilities. The Company generally will be subject to a corporate-level tax on any taxable disposition of SEUSA's pre-acquisition assets that occur within ten years after its August 1, 2007 acquisition, and any taxable disposition of HCR ManorCare's pre-acquisition assets that occur within ten years after its April 7, 2011 acquisition.

The corporate-level tax associated with the disposition of assets acquired in connection with the SEUSA and HCR ManorCare acquisitions would be assessed only to the extent of the built-in gain that existed on the date of each acquisition, based on the fair market value of the assets on August 1, 2007, with respect to SEUSA, and April 7, 2011, with respect to HCR ManorCare. The Company does not expect to dispose of any assets included in either acquisition that would result in the imposition of a material tax liability. As a result, the Company has not recorded a deferred tax liability associated with this corporate-level tax. Gains from asset dispositions occurring more than 10 years after either acquisition will not be subject to this corporate-level tax. However, from time to time, the Company may dispose of SEUSA or HCR ManorCare assets before the applicable 10-year periods if it is able to effect a tax deferred exchange.

In connection with the SEUSA and HCR ManorCare acquisitions, the Company assumed unrecognized tax benefits of $8 million and $2 million, respectively. During 2011, the Company had a net decrease in unrecognized tax benefits of $4.9 million. The decrease was caused by the reversal of the remaining $6.9 million in unrecognized tax benefits related to the SEUSA acquisition caused by SEUSA's settlement of federal and state tax audits for all years for which unrecognized tax benefits had been accrued, net of a $2.0 million increase in unrecognized tax benefits assumed in connection with the HCR ManorCare acquisition. At December 31, 2012 and 2011, the entire $2.0 million balance in unrecognized tax benefits was related to HCP's acquisition of HCR ManorCare.

A reconciliation of the Company's beginning and ending unrecognized tax benefits follows (in thousands):

	Amount
Balance at January 1, 2010	$ 7,975
Reductions based on prior years' tax positions	(1,085)
Additions based on 2010 tax positions	—
Balance at December 31, 2010	6,890
Additions based on prior years' tax positions	1,783
Reductions based on prior years' tax positions	(6,890)
Additions based on 2011 tax positions	194
Balance at December 31, 2011	1,977
Reductions based on prior years' tax positions	—
Additions based on 2012 tax positions	—
Balance at December 31, 2012	$ 1,977

The Company anticipates that the balance in unrecognized tax benefits will decrease over the next 12 months by approximately $891,000 due to a lapse in the statute of limitations.

For the year ended December 31, 2012, the Company recorded an insignificant increase to interest expense associated with the unrecognized tax benefits. Due to the reversal of the remaining balance of the SEUSA unrecognized tax benefits during 2011, the related $1.3 million of interest expense was also reversed. During the years ended December 31, 2011 and 2010, the Company recorded net reductions to interest expense of $1.1 million and net increases to interest expense of $0.2 million, respectively, associated with the unrecognized tax benefits.

The Company has agreements with the sellers of SEUSA and HCR ManorCare whereby any increases in taxes and associated interest and penalties related to years prior to each of these acquisitions will be the responsibility of the sellers. Similarly, any pre-acquisition tax refunds and associated interest income will be refunded to the sellers.

There would be no effect on the Company's tax rate if the unrecognized tax benefits were to be recognized.

(19) Earnings Per Common Share

The following table illustrates the computation of basic and diluted earnings per share (dollars in thousands, except per share data):

	Year Ended December 31,		
	2012	2011	2010
Numerator			
Income from continuing operations	$812,884	$547,338	$315,346
Noncontrolling interests' share in continuing operations	(12,411)	(15,484)	(13,563)
Income from continuing operations applicable to HCP, Inc.	800,473	531,854	301,783
Preferred stock dividends	(17,006)	(21,130)	(21,130)
Participating securities' share in continuing operations	(3,245)	(2,459)	(2,081)
Income from continuing operations applicable to common shares	780,222	508,265	278,572
Discontinued operations	33,958	7,156	29,049
Noncontrolling interests' share in discontinued operations	(1,891)	(119)	(123)
Net income applicable to common shares	$812,289	$515,302	$307,498
Denominator			
Basic weighted average common shares	427,047	398,446	305,574
Dilutive potential common shares	1,269	1,772	1,326
Diluted weighted average common shares	428,316	400,218	306,900
Basic earnings per common share			
Income from continuing operations	$ 1.83	$ 1.28	$ 0.91
Discontinued operations	0.07	0.01	0.10
Net income applicable to common stockholders	$ 1.90	$ 1.29	$ 1.01
Diluted earnings per common share			
Income from continuing operations	$ 1.83	$ 1.28	$ 0.91
Discontinued operations	0.07	0.01	0.09
Net income applicable to common shares	$ 1.90	$ 1.29	$ 1.00

Restricted stock and certain of the Company's performance restricted stock units are considered participating securities, because dividend payments are not forfeited even if the underlying award does not vest, which require the use of the two-class method when computing basic and diluted earnings per share.

Options to purchase approximately 0.6 million, 1.1 million and 1.9 million shares of common stock that had an exercise price in excess of the average market price of the common stock during the years ended December 31, 2012, 2011 and 2010, respectively, were not included because they are anti-dilutive. Additionally, six million shares issuable upon conversion of four million DownREIT units during the years ended December 31, 2012, 2011 and 2010 were not included because they are anti-dilutive.

(20) Supplemental Cash Flow Information

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Supplemental cash flow information:			
Interest paid, net of capitalized interest	$389,753	$ 348,455	$282,750
Income taxes paid	1,790	1,710	1,765
Capitalized interest	23,360	26,402	21,664
Supplemental schedule of non-cash investing activities:			
Loan received upon real estate disposition	—	—	21,519
Accrued construction costs	14,157	11,525	3,558
Settlement of loans receivable as consideration for the HCR ManorCare Acquisition	—	1,990,406	—
Supplemental schedule of non-cash financing activities:			
Restricted stock issued	—	—	224
Vesting of restricted stock units	707	228	276
Cancellation of restricted stock	8	35	52
Conversion of non-managing member units into common stock	24,988	3,456	6,135
Noncontrolling interests issued in connection with acquisitions	42,734	1,500	9,267
Mortgages included in the consolidation of HCP Ventures II	—	635,182	—
Mortgages and other liabilities assumed with real estate acquisitions	60,597	57,869	30,299
Unrealized gains (losses), net on available for sale securities and derivatives designated as cash flow hedges	4,649	(9,763)	(59)

See additional information regarding supplemental non-cash financing activities related to of the HCR ManorCare Acquisition in Notes 3 and 7, the HCP Ventures II purchase in Note 8 and preferred stock redemption in Note 13.

(21) Variable Interest Entities

Unconsolidated Variable Interest Entities

At December 31, 2012, the Company leased 48 properties to a total of seven VIE tenants and had an additional investment in a loan to a VIE borrower. The Company has determined that it is not the primary beneficiary of these VIEs. The carrying value and classification of the related assets, liabilities and maximum exposure to loss as a result of the Company's involvement with these VIEs are presented below at December 31, 2012 (in thousands):

VIE Type	Maximum Loss Exposure[(1)]	Asset/Liability Type	Carrying Amount
VIE tenants—operating leases	$ 297,497	Lease intangibles, net and straight-line rent receivables	$ 15,061
VIE tenants—DFLs	1,121,708	Net investment in DFLs	598,819
Loan—senior secured	30,652	Loans receivable, net	30,652

(1) The Company's maximum loss exposure related to the VIE tenants represents the future minimum lease payments over the remaining term of the respective leases, which may be mitigated by re-leasing the properties to new tenants. The Company's maximum loss exposure related to its loan to the VIE represents its current aggregate carrying amount. See Note 12 for additional information on the VIE tenants.

As of December 31, 2012, the Company has not provided, and is not required to provide, financial support through a liquidity arrangement or otherwise, to its unconsolidated VIEs, including circumstances in which it could be exposed to further losses (e.g., cash shortfalls).

The Company holds an interest-only, senior secured term loan made to a borrower (Delphis Operations, L.P.) that has been identified as a VIE (see Note 7 for additional information on the Delphis loan). The Company does not consolidate the VIE because it does not have the ability to control the activities that most significantly impact the VIE's economic performance. The loan is collateralized by all of the assets of the borrower (comprised primarily of interests in partnerships that operate surgical facilities, some of which are on the premises of properties owned by the Company or HCP Ventures IV, LLC) and is supported in part by limited guarantees made by certain former and current principals of the borrower. Recourse under certain of these guarantees is limited to the guarantors' respective ownership interests in certain entities owning real estate that are pledged to secure such guarantees.

Consolidated Variable Interest Entities

In September 2011, the Company formed a partnership in which it has a 90% ownership interest and a leasing relationship with an entity that operates 21 properties in a RIDEA structure ("RIDEA Entity"). The Company consolidated this entity as a result of the rights it acquired through the joint venture agreement with Brookdale (see Note 12 for additional information on the RIDEA structure). In the fourth quarter of 2012, upon the occurrence of a reconsideration event, it was determined that this RIDEA Entity is a VIE and that the Company is the primary beneficiary; therefore, the Company continues to consolidate this entity. The assets and liabilities of this RIDEA Entity substantially consist of cash and cash equivalents, accounts receivables, and accounts payable and accrued liabilities generated from its operating activities. The assets generated by the operating activities of the RIDEA Entity may be used to settle its contractual obligations, which include lease obligations to the Company. The Company is entitled to its ownership share of the RIDEA Entity's assets; however, it does not guarantee its liabilities (or contractual obligations) and is not liable to its general creditors.

During 2010, the Company had leasing relationships with a total of four VIE tenants, related to 27 properties, whose operations were not consolidated by the Company prior to August 31, 2010 because it did not have the ability to control the activities (i.e., recurring operating activities) that most significantly impact the VIEs' economic performance. On August 31, 2010, the Company entered into a settlement agreement with Sunrise, whereby it determined that it had acquired the ability to control the activities that most significantly impact the VIEs' economic performance. As a result, the Company consolidated the four VIEs for the period from August 31, 2010 (the date of the settlement agreement with Sunrise) to November 1, 2010 (the date these 27 properties were transitioned and leased to Emeritus). See Note 12 for additional information regarding the VIE tenants.

See Notes 7 and 12 for additional description of the nature, purpose and activities of the Company's VIEs and interests therein.

(22) Fair Value Measurements

The following table illustrates the Company's financial assets and liabilities measured at fair value on a recurring basis in the consolidated balance sheets. Recognized gains and losses are recorded in other income, net on the Company's consolidated statements of income. During the year ended December 31, 2012, there were no transfers of financial assets or liabilities between levels within the fair value hierarchy.

The financial assets and liabilities carried at fair value on a recurring basis at December 31, 2012 are as follows (in thousands):

Financial assets and liabilities	Fair Value	Level 1	Level 2	Level 3
Marketable equity securities	$ 24,829	$24,829	$ —	$ —
Interest-rate swap asset[1]	89	—	89	—
Interest-rate swap liabilities[1]	(12,699)	—	(12,699)	—
Currency swap liabilities[1]	(2,641)	—	(2,641)	—
Warrants[1]	670	—	—	670
	$ 10,248	$24,829	$(15,251)	$670

(1) Interest rate and currency swaps as well as common stock warrant fair values are determined based on observable and unobservable market assumptions utilizing standardized derivative pricing models.

(23) Disclosures About Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities are reasonable estimates of fair value because of the short-term maturities of these instruments. The fair values of loans receivable, bank line of credit, term loan, mortgage debt and other debt are based on rates currently prevailing for similar instruments with similar maturities. The fair values of the marketable debt securities, interest-rate and currency swap contracts as well as common stock warrants were determined based on observable and unobservable market assumptions using standardized pricing models. The fair values of the senior unsecured notes and marketable equity securities are determined utilizing market quotes.

The table below summarizes the carrying amounts and fair values of the Company's financial instruments:

	December 31,			
	2012		2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Loans receivable, net[2]	$ 276,030	$ 279,850	$ 110,253	$ 111,073
Marketable debt securities[3]	222,809	234,137	—	—
Marketable equity securities[1]	24,829	24,829	17,053	17,053
Warrants[3]	670	670	1,334	1,334
Bank line of credit[2]	—	—	454,000	454,000
Term loan[2]	222,694	222,694	—	—
Senior unsecured notes[1]	6,712,624	7,432,012	5,416,063	5,819,304
Mortgage debt[2]	1,676,544	1,771,155	1,764,571	1,870,070
Other debt[2]	81,958	81,958	87,985	87,985
Interest-rate swap asset[2]	89	89	—	—
Interest-rate swap liability[2]	12,699	12,699	12,123	12,123
Currency swap liabilities[2]	2,641	2,641	—	—

(1) Level 1: Fair value calculated based on quoted prices in active markets.

(2) Level 2: Fair value based on quoted prices for similar or identical instruments in active or inactive markets, respectively, or calculated utilizing model-derived valuations in which significant inputs or value drivers are observable in active markets.

(3) Level 3: Fair value determined based on significant unobservable market inputs using standardized derivative pricing models.

(24) Derivative Financial Instruments

The following table summarizes the Company's outstanding interest-rate swap contracts as of December 31, 2012 (dollars and GBP in thousands):

Date Entered	Maturity Date	Hedge Designation	Fixed Rate/Buy Amount	Floating/Exchange Rate Index	Notional/Sell Amount	Fair Value[1]
July 2005[2]	July 2020	Cash Flow	3.82%	BMA Swap Index	$ 45,600	$(8,666)
November 2008[3]	October 2016	Cash Flow	5.95%	1 Month LIBOR+1.50%	27,000	(3,878)
July 2009[4]	July 2013	Cash Flow	6.13%	1 Month LIBOR+3.65%	13,700	(155)
July 2012[4]	June 2016	Cash Flow	1.81%	1 Month GBP LIBOR+1.20%	£137,000	89
July 2012[5]	June 2016	Cash Flow	$79,600	Buy USD/Sell GBP	£ 50,700	(2,641)

(1) Interest-rate and foreign currency swap assets are recorded in other assets, net and interest-rate and foreign currency swap liabilities are recorded in accounts payable and accrued liabilities on the consolidated balance sheets.

(2) Represents three interest-rate swap contracts with an aggregate notional amount of $45.6 million which hedge fluctuations in interest payments on variable-rate secured debt due to overall changes in hedged cash flows.

(3) Acquired in conjunction with mortgage debt assumed related to real estate acquired on December 28, 2010. Hedges fluctuations in interest payments on variable-rate secured debt due to fluctuations in the underlying benchmark interest rate.

(4) Hedges fluctuations in interest payments on variable-rate secured and unsecured debt due to fluctuations in the underlying benchmark interest rate.

(5) Currency swap contract (buy USD/sell GBP) hedges the foreign currency exchange risk related to a portion of the Company's forecasted interest receipts on GBP denominated senior unsecured notes. Represents seven foreign exchange contracts to sell £7.2 million at a rate of $1.5695 on various dates between June 2013 and June 2016.

The Company uses derivative instruments to mitigate the effects of interest rate and foreign currency fluctuations on specific forecasted transactions as well as recognized financial obligations or assets. The Company does not use derivative instruments for speculative or trading purposes.

The primary risks associated with derivative instruments are market and credit risk. Market risk is defined as the potential for loss in value of a derivative instrument due to adverse changes in market prices. Utilizing derivative instruments allows the Company to manage the risk of fluctuations in interest and foreign currency rates related to the potential impact these changes could have on future earnings, forecasted cash flows and the fair value of recognized obligations.

Credit risk is the risk that one of the parties to a derivative contract fails to perform or meet their financial obligation. The Company does not obtain collateral associated with its derivative contracts, but monitors the credit standing of its counterparties on a regular basis. Should a counterparty fail to perform, the Company would incur a financial loss to the extent that the associated derivative contract was in an asset position. At December 31, 2012, the Company does not anticipate non-performance by the counterparties to its outstanding derivative contracts.

During October and November 2007, the Company entered into two forward- starting interest-rate swap contracts with an aggregate notional amount of $900 million and settled the contracts during the three months ended June 30, 2008. The settlement value, less the ineffective portion of the hedging relationships, was recorded to accumulated other comprehensive income to be reclassified into interest expense over the forecasted term of the underlying unsecured fixed-rate debt. The interest-rate swap contracts were designated in qualifying, cash flow hedging relationships, to hedge the Company's exposure to fluctuations in the benchmark interest rate component of interest payments on forecasted, unsecured, fixed-rate debt that were expected to be issued in 2012 and 2013. During 2010, the Company revised its estimated issuance date for the underlying unsecured, fixed-rate debt. As a result, the Company recognized a $1.0 million charge in other income, net, during the year ended December 31, 2010, related to the interest payments that were no longer probable of occurring.

In August 2009, the Company entered into an interest-rate swap contract (pay float and receive fixed), that was designated as hedging fluctuations in interest receipts related to its participation in the variable-rate first mortgage debt of HCR ManorCare. At March 31, 2011 the Company determined, based on the anticipated closing of the HCR ManorCare Acquisition during April 2011, that the underlying hedged transactions (underlying mortgage debt interest receipts) were not probable of occurring. As a result, the Company reclassified $1 million of unrealized gains related to this interest-rate swap contract into other income, net. Concurrent with closing the HCR ManorCare Acquisition (for additional details see Note 3), the Company settled the interest-rate swap contract for proceeds of $1 million.

On July 27, 2012, the Company entered into a foreign currency swap contracts to hedge the foreign currency exchange risk related to a portion of the forecasted interest receipts from its GBP denominated senior unsecured notes (see additional discussion of the Four Seasons Health Care Senior Unsecured Notes in Note 10). The cash flow hedge has a fixed USD/GBP exchange rate of 1.5695 (buy $11.4 million and sell £7.2 million semi-annually) for a portion of its forecasted semi-annual cash receipts denominated in GBP. The foreign currency swap contracts mature through June 2016 (the end of the non-call period of the senior unsecured notes). The fair value of the contracts at December 31, 2012 was a liability of $2.6 million and is included in accounts payable and accrued liabilities. During the year ended December 31, 2012, there was no ineffective portion related to this hedge.

On July 27, 2012, the Company entered into an interest-rate swap contract that is designated as hedging the interest payments on its GBP denominated Term Loan due to fluctuations in the underlying benchmark interest rate (see additional discussions of the Term Loan in Note 11). The cash flow hedge has a notional amount of £137 million and expires in June 2016 (the maturity of the Term Loan). The fair value of the contract at December 31, 2012 was an asset of $89,000 and is included in other assets, net. During the year ended December 31, 2012, there was no ineffective portion related to this hedge.

For the year ended December 31, 2012, the Company earned lower interest income of $209,000 and recognized additional interest expense of $3.3 million, resulting from its cash flow and fair value hedging relationships. At December 31, 2012, the Company expects that the hedged forecasted transactions for each of the outstanding qualifying cash flow hedging relationships remain probable of occurring and as a result no gains or losses recorded to accumulated other comprehensive loss are expected to be reclassified to earnings.

To illustrate the effect of movements in the interest rate and foreign currency markets, the Company performed a market sensitivity analysis on its outstanding hedging instruments. The Company applied various basis point spreads to the underlying interest rate curves and foreign currency exchange rates of the derivative portfolio in order to determine the instruments' change in fair value. The following table summarizes the results of the analysis performed (dollars in thousands):

		Effects of Change in Interest and Foreign Currency Rates			
Date Entered	**Maturity Date**	**+50 Basis Points**	**−50 Basis Points**	**+100 Basis Points**	**−100 Basis Points**
July 2005	July 2020	$1,675	$(1,578)	$ 3,301	$(3,204)
November 2008	October 2016	516	(468)	1,008	961
July 2009	July 2013	33	(36)	67	(70)
July 2012	June 2016	3,906	(3,694)	7,706	(7,494)
July 2012	June 2016	(588)	237	(1,000)	649

(25) Transactions with Related Parties

Mr. Klaritch, an executive vice president of the Company, was previously a senior executive and limited liability company member of MedCap Properties, LLC, which was acquired in October 2003 by HCP and a joint venture of which HCP was the managing member. As part of that transaction, MedCap Properties, LLC contributed certain property interests to a newly-formed entity, HCPI/Tennessee LLC, in exchange for DownREIT units. In connection with the transactions, Mr. Klaritch received 113,431 non-managing member units in HCPI/Tennessee, LLC in a distribution of his interest in MedCap Properties, LLC. Each DownREIT unit is redeemable for an amount of cash approximating the then-current market value of two shares of HCP's common stock or, at HCP's option, two shares of HCP's common stock (subject to certain adjustments, such as stock splits, stock dividends and reclassifications). During the year ended December 31, 2012, Mr. Klaritch and his affiliates exchanged their remaining approximately 45,000 HCPI/Tennessee, LLC DownREIT units for approximately 90,000 shares of the Company's common stock.

(26) Selected Quarterly Financial Data

Selected quarterly information for the years ended December 31, 2012 and 2011 is as follows (in thousands, except per share amounts). Results of operations for properties sold or to be sold have been classified as discontinued operations for all periods presented:

	Three Months Ended During 2012			
	March 31	**June 30**	**September 30**	**December 31**
	(in thousands, except per share data, unaudited)			
Total revenues	$455,827	$461,251	$475,157	$508,487
Income before income taxes and equity income from and impairments of investments in unconsolidated joint ventures	179,808	190,016	183,897	203,072
Total discontinued operations	2,371	(597)	1,153	31,031
Net income	196,564	204,975	199,043	246,260
Net income applicable to HCP, Inc.	193,380	202,024	196,108	241,028
Dividends paid per common share	0.50	0.50	0.50	0.50
Basic earnings per common share	0.43	0.48	0.46	0.54
Diluted earnings per common share	0.43	0.48	0.45	0.53

	Three Months Ended During 2011			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data, unaudited)			
Total revenues	$327,960	$484,941	$440,914	$458,281
Income before income taxes and equity income from and impairments of investments in unconsolidated joint ventures	71,602	217,897	157,464	54,875
Total discontinued operations	1,621	1,653	962	2,920
Net income	73,984	234,252	175,471	70,787
Net income applicable to HCP, Inc.	70,093	228,759	172,195	67,844
Dividends paid per common share	0.48	0.48	0.48	0.48
Basic earnings per common share	0.17	0.55	0.41	0.15
Diluted earnings per common share	0.17	0.55	0.41	0.15

The above selected quarterly financial data includes the following significant transactions:

- On January 14, 2011, the Company acquired its partner's 65% interest in HCP Ventures II, a joint venture that owned 25 senior housing facilities, becoming the sole owner of the portfolio. The impact of the Company's consolidation of HCP Ventures II is included in the results beginning in the quarter ended March 31, 2011.
- On April 7, 2011, the Company completed its acquisition of substantially all of the real estate assets of HCR ManorCare. The impact of the HCR ManorCare Acquisition is included in the results beginning in the quarter ended June 30, 2011.
- On September 1, 2011, the Company completed a strategic venture with Brookdale that includes the operation of 37 HCP-owned senior living communities previously leased to or operated by Horizon Bay. The impact of reflecting the facility-level results for the 21 RIDEA facilities operated by Brookdale is included in the results beginning in the quarter ended September 30, 2011.
- On November 9, 2011, the Company entered into an agreement with Ventas to settle all remaining claims relating to Ventas's litigation against HCP arising out of Ventas's 2007 acquisition of Sunrise Senior Living REIT. The Company paid $125 million to Ventas and incurred a charge during the quarter ended December 31, 2011 for such amount.
- The Company redeemed all outstanding preferred stock during the quarter ended March 31, 2012.
- The Company completed the acquisition of the 129 senior housing portfolio during the quarter ended December 31, 2012.

HCP, Inc.
Schedule II: Valuation and Qualifying Accounts
December 31, 2012
(In thousands)

Allowance Accounts[1]		Additions		Deductions		
Year Ended December 31,	Balance at Beginning of Year	Amounts Charged Against Operations, net	Acquired Properties	Uncollectible Accounts Written-off	Disposed Properties	Balance at End of Year
2012	$ 49,209	$ 3,724	$—	$ (960)	$(3,374)	$48,599
2011	43,740	13,316	2	(4,673)	(3,176)	49,209
2010	129,505	8,519	—	(93,858)	(426)	43,740

(1) Includes allowance for doubtful accounts, straight-line rent reserves, and allowances for loan and direct financing lease losses.

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation

December 31, 2012

(Dollars in thousands)

City	State	Encumbrances at December 31, 2012	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried As of December 31, 2012			Accumulated Depreciation	Year Acquired/ Constructed	Life on Which Depreciation in Latest Income Statement is Computed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total[1]			
Senior housing											
1107 Huntsville	AL	$ —	$ 307	$ 5,813	$ —	$ 307	$ 5,453	$ 5,760	$ (852)	2006	40
1154 Little Rock	AR	—	1,922	14,140	445	2,046	13,967	16,013	(2,203)	2006	39
0786 Douglas	AZ	—	110	703	—	110	703	813	(265)	2005	35
2087 Prescott	AZ	—	1,803	8,134	—	1,803	8,134	9,937	(51)	2012	45
1974 Sun City	AZ	33,024	2,640	33,223	236	2,640	33,458	36,098	(2,563)	2011	30
0518 Tucson	AZ	31,983	2,350	24,037	—	2,350	24,037	26,387	(7,411)	2002	30
1238 Beverly Hills	CA	—	9,872	32,590	2,123	9,872	33,988	43,860	(5,442)	2006	40
1149 Camarillo	CA	—	5,798	19,427	575	5,822	19,202	25,024	(2,927)	2006	40
1006 Carlsbad	CA	—	7,897	14,255	363	7,897	13,827	21,724	(2,169)	2006	40
0883 Carmichael	CA	—	4,270	13,846	—	4,270	13,236	17,506	(2,013)	2006	40
0851 Citrus Heights	CA	—	1,180	8,367	—	1,180	8,037	9,217	(1,762)	2006	29
2092 Clearlake	CA	—	354	4,799	—	354	4,799	5,153	(25)	2012	45
0790 Concord	CA	25,000	6,010	39,601	—	6,010	38,301	44,311	(7,085)	2005	40
2181 Corona	CA	2	2,719	10,051	—	2,719	10,051	12,770	(27)	2012	45
0787 Dana Point	CA	—	1,960	15,946	—	1,960	15,466	17,426	(2,867)	2005	39
1152 Elk Grove	CA	—	2,235	6,339	262	2,235	6,448	8,683	(973)	2006	40
0798 Escondido	CA	14,340	5,090	24,253	—	5,090	23,353	28,443	(4,330)	2005	40
2054 Fortuna	CA	—	1,248	2,865	—	1,248	2,865	4,113	(18)	2012	50
2079 Fortuna	CA	—	1,346	11,856	—	1,346	11,856	13,202	(57)	2012	45
0791 Fremont	CA	9,059	2,360	11,672	—	2,360	11,192	13,552	(2,075)	2005	40
1965 Fresno	CA	22,909	1,730	31,918	1,424	1,730	33,342	35,072	(2,402)	2011	30
0788 Granada Hills	CA	—	2,200	18,257	—	2,200	17,637	19,837	(3,270)	2005	39
1156 Hemet	CA	—	1,270	5,966	214	1,271	5,933	7,204	(906)	2006	40
0856 Irvine	CA	—	8,220	14,104	—	8,220	13,564	21,784	(1,934)	2006	45
0227 Lodi	CA	8,880	732	5,453	—	732	5,453	6,185	(2,228)	1997	35
0226 Murietta	CA	5,967	435	5,729	—	435	5,729	6,164	(2,274)	1997	35
1165 Northridge	CA	—	6,718	26,309	549	6,752	26,015	32,767	(4,001)	2006	40
1561 Orangevale	CA	—	2,160	8,522	1,000	2,160	9,522	11,682	(1,906)	2008	40
1168 Palm Springs	CA	—	1,005	5,183	396	1,005	5,217	6,222	(770)	2006	40
0789 Pleasant Hill	CA	6,270	2,480	21,333	—	2,480	20,633	23,113	(3,826)	2005	40
1166 Rancho Mirage	CA	—	1,798	24,053	475	1,812	23,600	25,412	(3,628)	2006	40
2065 Roseville	CA	—	692	21,662	—	692	21,662	22,354	(94)	2012	45
1008 San Diego	CA	—	6,384	32,072	222	6,384	31,191	37,575	(4,901)	2006	40
1007 San Dimas	CA	—	5,628	31,374	208	5,630	30,786	36,416	(4,835)	2006	40
1009 San Juan Capistrano	CA	—	5,983	9,614	189	5,983	9,516	15,499	(1,507)	2006	40
1167 Santa Rosa	CA	—	3,582	21,113	665	3,627	20,964	24,591	(3,196)	2006	40
0793 South San Francisco	CA	10,449	3,000	16,586	—	3,000	16,056	19,056	(2,970)	2005	40
1966 Sun City	CA	17,343	2,650	22,709	857	2,650	23,567	26,217	(1,938)	2011	30
0792 Ventura	CA	9,873	2,030	17,379	—	2,030	16,749	18,779	(3,106)	2005	40
1155 Yorba Linda	CA	—	4,968	19,290	308	5,030	18,740	23,770	(2,896)	2006	40
2055 Yreka	CA	—	565	9,184	—	565	9,184	9,749	(49)	2012	45
1232 Colorado Springs	CO	—	1,910	24,479	400	1,910	23,915	25,825	(3,689)	2006	40
0512 Denver	CO	49,164	2,810	36,021	1,885	2,810	37,906	40,716	(11,177)	2002	30
1233 Denver	CO	—	2,511	30,641	342	2,528	30,163	32,691	(4,696)	2006	40
2146 Denver	CO	—	875	5,693	—	875	5,693	6,568	(33)	2012	45
1000 Greenwood Village	CO	—	3,367	43,610	—	3,367	42,814	46,181	(6,037)	2006	40
1234 Lakewood	CO	—	3,012	31,913	321	3,012	31,437	34,449	(4,870)	2006	40
2091 Montrose	CO	—	1,378	23,924	—	1,378	23,924	25,302	(105)	2012	50
2085 Glastonbury	CT	—	3,743	9,766	—	3,743	9,766	13,509	(55)	2012	45
2144 Glastonbury	CT	—	2,258	15,446	—	2,258	15,446	17,704	(78)	2012	45
0730 Torrington	CT	12,460	166	11,001	—	166	10,591	10,757	(2,030)	2005	40
1010 Woodbridge	CT	—	2,352	9,929	224	2,363	9,680	12,043	(1,540)	2006	40
0538 Altamonte Springs	FL	—	1,530	7,956	—	1,530	7,136	8,666	(1,783)	2002	40
0861 Apopka	FL	5,816	920	4,816	—	920	4,716	5,636	(842)	2006	35
0852 Boca Raton	FL	—	4,730	17,532	2,605	4,730	19,727	24,457	(3,982)	2006	30
1001 Boca Raton	FL	11,523	2,415	17,923	—	2,415	17,561	19,976	(2,476)	2006	40
0544 Boynton Beach	FL	7,950	1,270	4,773	—	1,270	4,773	6,043	(1,173)	2003	40
1963 Boynton Beach	FL	34,037	2,550	31,521	37	2,550	31,558	34,108	(2,444)	2011	30
1964 Boynton Beach	FL	4,765	570	5,649	359	570	6,008	6,578	(591)	2011	30
0539 Clearwater	FL	—	2,250	2,627	—	2,250	2,627	4,877	(656)	2002	40
0746 Clearwater	FL	17,557	3,856	12,176	—	3,856	11,321	15,177	(3,079)	2005	40
0862 Clermont	FL	8,236	440	6,518	—	440	6,418	6,858	(1,146)	2006	35
1002 Coconut Creek	FL	13,779	2,461	16,006	—	2,461	15,620	18,081	(2,203)	2006	40
0492 Delray Beach	FL	11,316	850	6,637	—	850	6,637	7,487	(1,459)	2002	43
0850 Gainesville	FL	15,941	1,020	13,490	—	1,020	13,090	14,110	(2,154)	2006	40

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

City	State	Encumbrances at December 31, 2012	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried As of December 31, 2012			Accumulated Depreciation	Year Acquired/ Constructed	Life on Which Depreciation in Latest Income Statement is Computed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total[(1)]			
1095 Gainesville	FL	—	1,221	12,226	—	1,221	12,001	13,222	(1,875)	2006	40
0490 Jacksonville	FL	43,756	3,250	25,936	1,539	3,250	27,475	30,725	(7,966)	2002	35
1096 Jacksonville	FL	—	1,587	15,616	—	1,587	15,298	16,885	(2,390)	2006	40
0855 Lantana	FL	—	3,520	26,452	—	3,520	25,652	29,172	(5,487)	2006	30
1968 Largo	FL	59,700	2,920	64,989	840	2,920	65,829	68,749	(5,108)	2011	30
0731 Ococe	FL	16,331	2,096	9,322	—	2,096	8,801	10,897	(1,687)	2005	40
0859 Oviedo	FL	8,491	670	8,071	—	670	7,971	8,641	(1,423)	2006	35
1970 Palm Beach Gardens	FL	32,875	4,820	26,572	5,471	4,820	32,043	36,863	(2,283)	2011	30
1017 Palm Harbor	FL	—	1,462	16,774	500	1,462	16,888	18,350	(2,669)	2006	40
0190 Pinellas Park	FL	3,927	480	3,911	—	480	3,911	4,391	(1,872)	1996	35
0732 Port Orange	FL	15,242	2,340	9,898	—	2,340	9,377	11,717	(1,797)	2005	40
1971 Sarasota	FL	27,525	3,050	29,516	393	3,050	29,908	32,958	(2,256)	2011	30
0802 St. Augustine	FL	14,626	830	11,627	—	830	11,227	12,057	(2,352)	2005	35
0692 Sun City Center	FL	9,746	510	6,120	—	510	5,865	6,375	(1,424)	2004	35
0698 Sun City Center	FL	—	3,466	70,810	—	3,466	69,750	73,216	(16,891)	2004	34
1097 Tallahassee	FL	—	1,331	19,039	—	1,331	18,695	20,026	(2,921)	2006	40
0224 Tampa	FL	—	600	5,566	686	696	6,155	6,851	(1,910)	1997	45
0849 Tampa	FL	12,036	800	11,340	—	800	10,940	11,740	(1,800)	2006	40
1257 Vero Beach	FL	—	2,035	34,993	201	2,035	33,634	35,669	(5,252)	2006	40
1605 Vero Beach	FL	—	700	16,234	—	700	16,234	16,934	(1,185)	2010	35
1976 West Palm Beach	FL	—	390	2,241	73	390	2,315	2,705	(206)	2011	30
1098 Alpharetta	GA	—	793	8,761	342	793	8,817	9,610	(1,387)	2006	40
1099 Atlanta	GA	—	687	5,507	370	687	5,477	6,164	(869)	2006	40
1169 Atlanta	GA	—	2,665	5,911	455	2,669	6,092	8,761	(894)	2006	40
2108 Buford	GA	—	706	3,460	—	706	3,460	4,166	(20)	2012	45
2109 Buford	GA	—	1,217	2,461	—	1,217	2,461	3,678	(16)	2012	45
2123 Buford	GA	—	1,987	6,561	—	1,987	6,561	8,548	(38)	2012	45
2053 Canton	GA	—	613	17,676	—	613	17,676	18,289	(72)	2012	50
2155 Commerce	GA	—	537	8,428	—	537	8,428	8,965	(43)	2012	45
2165 Hartwell	GA	—	212	6,493	—	212	6,493	6,705	(30)	2012	45
2066 Lawrenceville	GA	—	774	2,476	—	774	2,476	3,250	(19)	2012	45
1241 Lilburn	GA	—	907	17,340	7	907	16,791	17,698	(2,625)	2006	40
2167 Lithia Springs	GA	—	1,031	6,954	—	1,031	6,954	7,985	(40)	2012	40
2105 Macon	GA	—	547	11,157	—	547	11,157	11,704	(47)	2012	45
1112 Marietta	GA	—	894	6,944	440	904	7,108	8,012	(1,118)	2006	40
2156 Marietta	GA	—	987	4,818	—	987	4,818	5,805	(28)	2012	45
2086 Newnan	GA	—	1,424	4,005	—	1,424	4,005	5,429	(29)	2012	45
2147 Stone Mountain	GA	—	400	3,046	—	400	3,046	3,446	(17)	2012	45
2118 Woodstock	GA	—	764	7,334	—	764	7,334	8,098	(36)	2012	45
2157 Woodstock	GA	—	1,926	12,757	—	1,926	12,757	14,683	(62)	2012	45
1088 Davenport	IA	—	511	8,039	—	511	7,868	8,379	(1,229)	2006	40
1093 Marion	IA	—	502	6,865	—	502	6,713	7,215	(1,049)	2006	40
2166 Sioux City	IA	—	197	8,078	—	197	8,078	8,275	(43)	2012	45
1091 Bloomington	IL	—	798	13,091	—	798	12,832	13,630	(2,005)	2006	40
1587 Burr Ridge	IL	—	2,640	23,902	912	2,704	24,749	27,453	(2,934)	2010	25
1089 Champaign	IL	—	101	4,207	1,592	279	5,463	5,742	(710)	2006	40
1157 Hoffman Estates	IL	—	1,701	12,037	244	1,704	11,695	13,399	(1,826)	2006	40
1090 Macomb	IL	—	81	6,062	—	81	5,905	5,986	(923)	2006	40
1143 Mt. Vernon	IL	—	296	15,935	3,562	512	18,949	19,461	(2,654)	2006	40
1969 Niles	IL	31,508	3,790	32,912	926	3,790	33,838	37,628	(2,668)	2011	30
1005 Oak Park	IL	25,989	3,476	35,259	—	3,476	34,713	38,189	(4,895)	2006	40
1961 Olympia Fields	IL	35,605	4,120	29,400	410	4,120	29,810	33,930	(2,328)	2011	30
1162 Orland Park	IL	—	2,623	23,154	224	2,623	22,748	25,371	(3,529)	2006	40
1092 Peoria	IL	—	404	10,050	—	404	9,840	10,244	(1,538)	2006	40
1588 Prospect Heights	IL	—	2,680	20,299	953	2,725	21,208	23,933	(2,576)	2010	25
1952 Vernon Hills	IL	52,252	4,900	45,854	336	4,900	46,190	51,090	(3,492)	2011	30
1237 Wilmette	IL	—	1,100	9,373	—	1,100	9,149	10,249	(1,430)	2006	40
0379 Evansville	IN	—	500	9,302	—	500	7,762	8,262	(2,256)	1999	45
1144 Indianapolis	IN	—	1,197	7,718	—	1,197	7,486	8,683	(1,170)	2006	40
1145 Indianapolis	IN	—	1,144	8,261	7,371	1,144	15,399	16,543	(1,997)	2006	40
0457 Jasper	IN	—	165	5,952	359	165	6,311	6,476	(2,081)	2001	35
2047 Kokomo	IN	—	296	3,245	—	296	3,245	3,541	(93)	2012	30
1146 West Lafayette	IN	—	813	10,876	—	813	10,626	11,439	(1,660)	2006	40
1170 Edgewood	KY	—	1,868	4,934	339	1,916	4,796	6,712	(713)	2006	40
0697 Lexington	KY	8,010	2,093	16,917	—	2,093	16,299	18,392	(4,615)	2004	30
1105 Louisville	KY	—	1,499	26,252	240	1,513	25,868	27,381	(4,061)	2006	40

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

City	State	Encumbrances at December 31, 2012	Initial Cost to Company: Land	Initial Cost to Company: Buildings and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried As of December 31, 2012: Land	Gross Amount at Which Carried As of December 31, 2012: Buildings and Improvements	Gross Amount at Which Carried As of December 31, 2012: Total[1]	Accumulated Depreciation	Year Acquired/ Constructed	Life on Which Depreciation in Latest Income Statement is Computed
2115 Murray	KY	—	480	7,208	—	480	7,208	7,688	(40)	2012	45
2135 Paducah	KY	—	621	16,768	—	621	16,768	17,389	(68)	2012	50
1013 Danvers	MA	—	4,616	30,692	243	4,621	30,344	34,965	(4,772)	2006	40
1151 Dartmouth	MA	—	3,145	6,880	516	3,176	7,117	10,293	(1,049)	2006	40
1012 Dedham	MA	—	3,930	21,340	267	3,930	21,032	24,962	(3,297)	2006	40
1158 Plymouth	MA	—	2,434	9,027	441	2,438	8,987	11,425	(1,348)	2006	40
1153 Baltimore	MD	—	1,684	18,889	380	1,695	18,835	20,530	(2,895)	2006	40
1249 Frederick	MD	—	609	9,158	89	609	9,003	9,612	(1,415)	2006	40
1011 Pikesville	MD	—	1,416	8,854	288	1,416	8,681	10,097	(1,404)	2006	40
0281 Westminster	MD	15,295	768	5,251	—	768	4,853	5,621	(1,444)	1998	45
0546 Cape Elizabeth	ME	—	630	3,524	93	630	3,617	4,247	(885)	2003	40
0545 Saco	ME	—	80	2,363	155	80	2,518	2,598	(612)	2003	40
1258 Auburn Hills	MI	—	2,281	10,692	—	2,281	10,692	12,973	(1,671)	2006	40
1248 Farmington Hills	MI	—	1,013	12,119	294	1,013	12,070	13,083	(1,910)	2006	40
0696 Holland	MI	41,447	787	51,410	—	787	50,172	50,959	(14,243)	2004	29
1094 Portage	MI	—	100	5,700	4,617	100	9,950	10,050	(1,408)	2006	40
0472 Sterling Heights	MI	—	920	7,326	—	920	7,326	8,246	(2,372)	2001	35
1259 Sterling Heights	MI	—	1,593	11,500	—	1,593	11,181	12,774	(1,747)	2006	40
2143 Champlin	MN	—	1,576	26,725	—	1,576	26,725	28,301	(111)	2012	50
1235 Des Peres	MO	—	4,361	20,664	—	4,361	20,046	24,407	(3,132)	2006	40
1236 Richmond Heights	MO	—	1,744	24,232	—	1,744	23,548	25,292	(3,679)	2006	40
0853 St. Louis	MO	—	2,500	20,343	—	2,500	19,853	22,353	(4,357)	2006	30
2081 St. Peters	MO	—	1,377	31,508	—	1,377	31,508	32,885	(154)	2012	45
2074 Oxford	MS	—	2,003	14,140	—	2,003	14,140	16,143	(65)	2012	45
0842 Great Falls	MT	—	500	5,683	—	500	5,423	5,923	(926)	2006	40
2163 Great Falls	MT	—	252	9,908	—	252	9,908	10,160	(44)	2012	45
0878 Charlotte	NC	—	710	9,559	—	710	9,159	9,869	(1,393)	2006	40
1584 Charlotte	NC	—	2,052	6,529	—	2,052	6,529	8,581	(637)	2010	40
1119 Concord	NC	—	601	7,615	166	612	7,546	8,158	(1,195)	2006	40
2126 Mooresville	NC	—	1,866	38,289	—	1,866	38,289	40,155	(151)	2012	50
1254 Raleigh	NC	—	1,191	11,532	54	1,191	11,300	12,491	(1,774)	2006	40
2127 Minot	ND	—	685	16,047	—	685	16,047	16,732	(74)	2012	45
2080 Kearney	NE	—	463	22,977	—	463	22,977	23,440	(103)	2012	45
2169 Lexington	NE	—	474	8,405	—	474	8,405	8,879	(52)	2012	40
2168 Mc Cook	NE	—	1,024	13,789	—	1,024	13,789	14,813	(85)	2012	40
2129 Seward	NE	—	792	18,276	—	792	18,276	19,068	(97)	2012	40
2119 Wayne	NE	—	675	14,283	—	675	14,283	14,958	(69)	2012	45
1599 Cherry Hill	NJ	—	2,420	11,042	1,000	2,420	12,042	14,462	(1,399)	2010	25
1239 Cresskill	NJ	—	4,684	53,927	43	4,684	52,984	57,668	(8,280)	2006	40
0734 Hillsborough	NJ	15,778	1,042	10,042	—	1,042	9,576	10,618	(1,835)	2005	40
1242 Madison	NJ	—	3,157	19,909	35	3,157	19,358	22,515	(3,028)	2006	40
0733 Manahawkin	NJ	13,766	921	9,927	—	921	9,461	10,382	(1,813)	2005	40
1014 Paramus	NJ	—	4,280	31,684	207	4,280	31,191	35,471	(4,899)	2006	40
1231 Saddle River	NJ	—	1,784	15,625	164	1,784	15,345	17,129	(2,399)	2006	40
0245 Voorhees Township	NJ	8,541	900	7,629	—	900	7,629	8,529	(2,299)	1998	45
0213 Albuquerque	NM	—	767	9,324	—	767	8,825	9,592	(3,059)	1996	45
2120 Albuquerque	NM	—	2,129	8,144	—	2,129	8,144	10,273	(43)	2012	45
2161 Rio Rancho	NM	—	1,154	13,726	—	1,154	13,726	14,880	(74)	2012	40
2121 Roswell	NM	—	1,265	6,391	—	1,265	6,391	7,656	(42)	2012	45
2150 Roswell	NM	—	1,148	8,303	—	1,148	8,303	9,451	(53)	2012	45
0796 Las Vegas	NV	—	1,960	5,816	—	1,960	5,426	7,386	(1,006)	2005	40
2110 Las Vegas	NV	—	667	14,469	—	667	14,469	15,136	(79)	2012	45
1252 Brooklyn	NY	—	8,117	23,627	532	8,117	23,582	31,699	(3,797)	2006	40
1256 Brooklyn	NY	—	5,215	39,052	82	5,215	38,283	43,498	(5,991)	2006	40
2177 Clifton Park	NY	—	2,257	11,470	—	2,257	11,470	13,727	(55)	2012	50
2176 Greece	NY	—	666	9,569	—	666	9,569	10,235	(49)	2012	45
2178 Greece	NY	—	601	7,362	—	601	7,362	7,963	(38)	2012	45
2174 Orchard Park	NY	—	726	17,735	—	726	17,735	18,461	(95)	2012	45
2175 Orchard Park	NY	—	478	11,961	—	478	11,961	12,439	(59)	2012	45
0473 Cincinnati	OH	—	600	4,428	—	600	4,428	5,028	(1,434)	2001	35
0841 Columbus	OH	6,480	970	7,806	1,023	970	8,438	9,408	(1,395)	2006	40
0857 Fairborn	OH	6,651	810	8,311	—	810	8,011	8,821	(1,468)	2006	36
1147 Fairborn	OH	—	298	10,704	3,068	298	13,541	13,839	(1,980)	2006	40
1386 Marietta	OH	—	1,069	11,435	—	1,069	11,230	12,299	(1,545)	2007	40
1253 Poland	OH	—	695	10,444	7	695	10,113	10,808	(1,582)	2006	40
1159 Willoughby	OH	—	1,177	9,982	295	1,194	9,855	11,049	(1,505)	2006	40

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

City	State	Encumbrances at December 31, 2012	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried As of December 31, 2012			Accumulated Depreciation	Year Acquired/ Constructed	Life on Which Depreciation in Latest Income Statement is Computed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total[1]			
2158 Broken Arrow	OK	—	1,115	18,852	—	1,115	18,852	19,967	(82)	2012	45
2122 Muskogee	OK	—	412	2,815	—	412	2,815	3,227	(19)	2012	45
1171 Oklahoma City	OK	—	801	4,904	265	811	4,776	5,587	(718)	2006	40
2082 Oklahoma City	OK	—	1,696	3,591	—	1,696	3,591	5,287	(23)	2012	45
2083 Oklahoma City	OK	—	2,116	28,007	—	2,116	28,007	30,123	(125)	2012	45
2070 Tahlequah	OK	—	256	5,648	—	256	5,648	5,904	(29)	2012	45
1160 Tulsa	OK	—	1,115	11,028	282	1,129	10,607	11,736	(1,624)	2006	40
2130 Ashland	OR	—	—	19,303	—	—	19,303	19,303	(90)	2012	45
2103 Eagle Point	OR	—	609	12,117	—	609	12,117	12,726	(55)	2012	45
2098 Eugene	OR	—	1,082	18,858	—	1,082	18,858	19,940	(76)	2012	50
2104 Eugene	OR	—	653	13,568	—	653	13,568	14,221	(61)	2012	45
2136 Grants Pass	OR	—	553	3,144	—	553	3,144	3,697	(19)	2012	50
2137 Grants Pass	OR	—	1,064	16,124	—	1,064	16,124	17,188	(67)	2012	50
2138 Grants Pass	OR	—	654	2,896	—	654	2,896	3,550	(26)	2012	50
2145 Grants Pass	OR	—	561	13,444	—	561	13,444	14,005	(59)	2012	45
2139 Gresham	OR	—	533	6,335	—	533	6,335	6,868	(29)	2012	50
2140 Lebanon	OR	—	505	12,571	—	505	12,571	13,076	(58)	2012	50
2152 McMinnville	OR	—	3,203	24,909	—	3,203	24,909	28,112	(184)	2012	45
2159 McMinnville	OR	—	1,374	6,118	—	1,374	6,118	7,492	(38)	2012	45
2090 Monmouth	OR	—	679	1,089	—	679	1,089	1,768	(10)	2012	50
2106 Monmouth	OR	—	603	8,538	—	603	8,538	9,141	(43)	2012	45
2089 Newberg	OR	—	1,889	16,855	—	1,889	16,855	18,744	(74)	2012	50
2133 Portland	OR	—	1,615	12,030	—	1,615	12,030	13,645	(50)	2012	50
2151 Portland	OR	—	1,890	9,256	—	1,890	9,256	11,146	(51)	2012	45
2171 Portland	OR	—	—	16,087	—	—	16,087	16,087	(64)	2012	50
2050 Redmond	OR	—	1,229	21,921	—	1,229	21,921	23,150	(87)	2012	50
2084 Roseburg	OR	—	912	12,220	—	912	12,220	13,132	(62)	2012	45
2134 Scappoose	OR	—	489	1,122	—	489	1,122	1,611	(8)	2012	50
2153 Scappoose	OR	—	971	7,116	—	971	7,116	8,087	(41)	2012	45
2051 Springfield	OR	—	1,124	22,515	—	1,124	22,515	23,639	(95)	2012	50
2057 Springfield	OR	—	527	6,035	—	527	6,035	6,562	(32)	2012	45
2056 Stayton	OR	—	130	487	—	130	487	617	(5)	2012	45
2058 Stayton	OR	—	253	8,621	—	253	8,621	8,874	(43)	2012	45
2088 Tualatin	OR	—	—	6,326	—	—	6,326	6,326	(42)	2012	45
1163 Haverford	PA	—	16,461	108,816	2,628	16,461	109,832	126,293	(17,166)	2006	40
2063 Selinsgrove	PA	—	529	9,111	—	529	9,111	9,640	(51)	2012	45
1967 Cumberland	RI	—	2,630	19,050	171	2,630	19,221	21,851	(1,500)	2011	30
1959 East Providence	RI	18,060	1,890	13,989	301	1,890	14,290	16,180	(1,118)	2011	30
1960 Greenwich	RI	9,890	450	11,845	761	450	12,606	13,056	(986)	2011	30
1972 Smithfield	RI	—	1,250	17,816	48	1,250	17,864	19,114	(1,465)	2011	30
1973 South Kingstown	RI	—	1,390	12,551	16	1,390	12,567	13,957	(999)	2011	30
1975 Tiverton	RI	—	3,240	25,735	35	3,240	25,770	29,010	(1,984)	2011	30
1962 Warwick	RI	17,671	1,050	17,389	696	1,050	18,082	19,132	(1,459)	2011	30
1104 Aiken	SC	—	357	14,832	151	363	14,471	14,834	(2,282)	2006	40
1100 Charleston	SC	—	885	14,124	292	896	14,075	14,971	(2,216)	2006	40
1109 Columbia	SC	—	408	7,527	131	412	7,458	7,870	(1,179)	2006	40
2154 Florence	SC	—	379	3,928	—	379	3,928	4,307	(25)	2012	45
0306 Georgetown	SC	—	239	3,008	—	239	3,008	3,247	(903)	1998	45
0879 Greenville	SC	—	1,090	12,558	—	1,090	12,058	13,148	(1,834)	2006	40
1172 Greenville	SC	—	993	16,314	437	1,006	15,838	16,844	(2,430)	2006	40
2059 Greenville	SC	—	679	3,297	—	679	3,297	3,976	(23)	2012	45
2099 Hilton Head Island	SC	—	1,346	5,767	—	1,346	5,767	7,113	(35)	2012	45
2111 Hilton Head Island	SC	—	1,651	1,329	—	1,651	1,329	2,980	(12)	2012	45
2112 Hilton Head Island	SC	—	993	1,862	—	993	1,862	2,855	(14)	2012	45
0305 Lancaster	SC	—	84	2,982	—	84	2,982	3,066	(811)	1998	45
0880 Myrtle Beach	SC	—	900	10,913	—	900	10,513	11,413	(1,599)	2006	40
0312 Rock Hill	SC	—	203	2,671	—	203	2,671	2,874	(782)	1998	45
1113 Rock Hill	SC	—	695	4,119	322	795	4,126	4,921	(697)	2006	40
2076 Rock Hill	SC	—	919	14,741	—	919	14,741	15,660	(72)	2012	45
2093 Rock Hill	SC	—	644	4,140	—	644	4,140	4,784	(23)	2012	45
0313 Sumter	SC	—	196	2,623	—	196	2,623	2,819	(788)	1998	45
2067 West Columbia	SC	—	373	2,509	—	373	2,509	2,882	(18)	2012	45
2132 Cordova	TN	—	2,167	5,829	—	2,167	5,829	7,996	(17)	2012	45
2060 Franklin	TN	—	1,905	27,907	—	1,905	27,907	29,812	(125)	2012	45
2100 Hendersonville	TN	—	1,486	2,276	—	1,486	2,276	3,762	(20)	2012	45
2073 Kingsport	TN	—	1,113	8,625	—	1,113	8,625	9,738	(43)	2012	45

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

			Initial Cost to Company		Costs Capitalized	Gross Amount at Which Carried As of December 31, 2012					Life on Which Depreciation in Latest Income Statement is Computed
City	State	Encumbrances at December 31, 2012	Land	Buildings and Improvements	Subsequent to Acquisition	Land	Buildings and Improvements	Total[1]	Accumulated Depreciation	Year Acquired/ Constructed	
2071 Memphis	TN	—	978	10,124	—	978	10,124	11,102	(44)	2012	45
1003 Nashville	TN	11,131	812	16,983	562	812	16,797	17,609	(2,289)	2006	40
2094 Nashville	TN	—	1,106	14,774	—	1,106	14,774	15,880	(65)	2012	45
0860 Oak Ridge	TN	8,515	500	4,741	—	500	4,641	5,141	(829)	2006	35
0843 Abilene	TX	1,813	300	2,830	—	300	2,710	3,010	(446)	2006	39
2107 Amarillo	TX	—	1,315	26,838	—	1,315	26,838	28,153	(118)	2012	45
1004 Arlington	TX	14,243	2,002	19,110	—	2,002	18,729	20,731	(2,641)	2006	40
1116 Arlington	TX	—	2,494	12,192	249	2,540	11,873	14,413	(1,875)	2006	40
0511 Austin	TX	—	2,960	41,645	—	2,960	41,645	44,605	(12,840)	2002	30
1589 Austin	TX	—	2,860	17,358	497	2,973	17,742	20,715	(2,287)	2010	25
0202 Beaumont	TX	—	145	10,404	—	145	10,020	10,165	(3,547)	1996	45
2075 Bedford	TX	—	1,204	26,845	—	1,204	26,845	28,049	(118)	2012	45
0844 Burleson	TX	4,140	1,050	5,242	—	1,050	4,902	5,952	(807)	2006	40
0848 Cedar Hill	TX	8,743	1,070	11,554	—	1,070	11,104	12,174	(1,827)	2006	40
1325 Cedar Hill	TX	—	440	7,494	—	440	7,494	7,934	(1,522)	2007	40
2164 Dallas	TX	—	2,993	8,113	—	2,993	8,113	11,106	(43)	2012	45
0513 Fort Worth	TX	—	2,830	50,832	—	2,830	50,832	53,662	(15,673)	2002	30
0506 Friendswood	TX	22,714	400	7,354	—	400	7,354	7,754	(1,716)	2002	45
0217 Houston	TX	11,517	835	7,195	—	835	7,195	8,030	(2,380)	1997	45
0491 Houston	TX	—	2,470	21,710	750	2,470	22,460	24,930	(6,936)	2002	35
1106 Houston	TX	—	1,008	15,333	183	1,020	15,098	16,118	(2,373)	2006	40
1111 Houston	TX	—	1,877	25,372	247	1,961	24,491	26,452	(3,853)	2006	40
1955 Houston	TX	59,350	9,820	50,079	1,673	9,820	51,752	61,572	(4,332)	2011	30
1956 Houston	TX	11,334	4,450	9,272	1,151	4,450	10,422	14,872	(1,897)	2011	30
1957 Houston	TX	38,976	8,170	37,285	794	8,170	38,080	46,250	(3,034)	2011	30
1958 Houston	TX	35,888	2,910	37,443	876	2,910	38,321	41,231	(3,074)	2011	30
2068 Houston	TX	—	985	18,824	—	985	18,824	19,809	(84)	2012	45
0820 Irving	TX	10,721	710	9,949	—	710	9,359	10,069	(1,872)	2005	35
2149 Kerrville	TX	—	836	34,031	—	836	34,031	34,867	(157)	2012	45
2124 Lubbock	TX	—	1,143	4,656	—	1,143	4,656	5,799	(28)	2012	45
0845 North Richland Hills	TX	3,026	520	5,117	—	520	4,807	5,327	(791)	2006	40
0846 North Richland Hills	TX	6,631	870	9,259	—	870	8,819	9,689	(1,659)	2006	35
2113 North Richland Hills	TX	—	743	11,503	—	743	11,503	12,246	(51)	2012	45
1102 Plano	TX	—	494	12,518	145	505	12,247	12,752	(1,925)	2006	40
2064 Plano	TX	—	590	6,930	—	590	6,930	7,520	(36)	2012	45
2162 Portland	TX	—	1,233	14,001	—	1,233	14,001	15,234	(72)	2012	45
0494 San Antonio	TX	7,813	730	3,961	—	730	3,961	4,691	(946)	2002	45
1590 San Antonio	TX	—	2,860	17,030	282	2,880	17,292	20,172	(2,236)	2010	25
2116 Sherman	TX	—	563	3,138	—	563	3,138	3,701	(19)	2012	45
1954 Sugar Land	TX	38,384	3,420	36,846	896	3,420	37,742	41,162	(2,904)	2011	30
1103 The Woodlands	TX	—	802	17,358	228	869	17,071	17,940	(2,689)	2006	40
0195 Victoria	TX	12,645	175	4,290	3,101	175	7,018	7,193	(1,848)	1995	43
0847 Waxahachie	TX	2,079	390	3,879	—	390	3,659	4,049	(602)	2006	40
1953 Webster	TX	36,675	4,780	30,854	793	4,780	31,646	36,426	(2,503)	2011	30
2069 Cedar City	UT	—	437	8,706	—	437	8,706	9,143	(40)	2012	45
1161 Salt Lake City	UT	—	2,621	22,072	287	2,654	21,371	24,025	(3,317)	2006	40
2101 St. George	UT	—	683	9,435	—	683	9,435	10,118	(45)	2012	45
1015 Arlington	VA	—	4,320	19,567	455	4,320	19,445	23,765	(3,102)	2006	40
1244 Arlington	VA	—	3,833	7,076	92	3,833	6,931	10,764	(1,083)	2006	40
1245 Arlington	VA	—	7,278	37,407	226	7,278	36,748	44,026	(5,772)	2006	40
0881 Chesapeake	VA	—	1,090	12,444	—	1,090	11,944	13,034	(1,817)	2006	40
1247 Falls Church	VA	—	2,228	8,887	108	2,228	8,780	11,008	(1,390)	2006	40
1164 Fort Belvoir	VA	—	11,594	99,528	6,332	11,594	103,862	115,456	(16,653)	2006	40
1250 Leesburg	VA	—	607	3,236	66	607	3,157	3,764	(1,869)	2006	35
1016 Richmond	VA	—	2,110	11,469	281	2,110	11,324	13,434	(1,785)	2006	40
1246 Sterling	VA	—	2,360	22,932	250	2,360	22,668	25,028	(3,573)	2006	40
2077 Sterling	VA	—	1,046	15,788	—	1,046	15,788	16,834	(68)	2012	45
0225 Woodbridge	VA	—	950	6,983	—	950	6,983	7,933	(2,211)	1997	45
1173 Bellevue	WA	—	3,734	16,171	210	3,737	15,813	19,550	(2,447)	2006	40
2095 College Place	WA	—	758	8,051	—	758	8,051	8,809	(43)	2012	45
1240 Edmonds	WA	—	1,418	16,502	35	1,418	16,066	17,484	(2,514)	2006	40
2172 Ellensburg	WA	—	1,291	5,167	—	1,291	5,167	6,458	(37)	2012	40
2160 Kenmore	WA	—	3,284	16,641	—	3,284	16,641	19,925	(73)	2012	45
0797 Kirkland	WA	—	1,000	13,403	—	1,000	13,043	14,043	(2,419)	2005	40
1174 Lynnwood	WA	—	1,203	7,415	326	1,203	7,741	8,944	(1,167)	2006	40
1251 Mercer Island	WA	—	4,209	8,123	296	4,209	8,214	12,423	(1,335)	2006	40

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

			Initial Cost to Company		Costs Capitalized	Gross Amount at Which Carried As of December 31, 2012					Life on Which Depreciation in
City	State	Encumbrances at December 31, 2012	Land	Buildings and Improvements	Subsequent to Acquisition	Land	Buildings and Improvements	Total[1]	Accumulated Depreciation	Year Acquired/ Constructed	Latest Income Statement is Computed
2141 Moses Lake	WA	—	603	4,243	—	603	4,243	4,846	(31)	2012	50
2096 Poulsbo	WA	—	3,529	16,340	—	3,529	16,340	19,869	(80)	2012	45
2102 Richland	WA	—	375	4,941	—	375	4,941	5,316	(23)	2012	45
0794 Shoreline	WA	9,178	1,590	10,671	—	1,590	10,261	11,851	(1,903)	2005	40
0795 Shoreline	WA	—	4,030	26,421	—	4,030	25,651	29,681	(4,678)	2005	39
1175 Snohomish	WA	—	1,541	10,228	195	1,541	10,164	11,705	(1,563)	2006	40
2097 Spokane	WA	—	1,310	4,956	—	1,310	4,956	6,266	(33)	2012	45
2061 Vancouver	WA	—	973	4,096	—	973	4,096	5,069	(25)	2012	45
2062 Vancouver	WA	—	1,498	9,997	—	1,498	9,997	11,495	(46)	2012	45
2052 Yakima	WA	—	557	5,897	—	557	5,897	6,454	(29)	2012	50
2078 Yakima	WA	—	265	5,756	—	265	5,756	6,021	(25)	2012	45
2114 Yakima	WA	—	1,187	8,406	—	1,187	8,406	9,593	(46)	2012	45
2072 Appleton	WI	—	246	12,517	—	246	12,517	12,763	(57)	2012	45
2170 Madison	WI	—	834	10,050	—	834	10,050	10,884	(52)	2012	40
2117 Bridgeport	WV	—	4,008	14,603	—	4,008	14,603	18,611	(90)	2012	45
2125 Bridgeport	WV	—	4,093	3,368	—	4,093	3,368	7,461	(32)	2012	45
2142 Cody	WY	—	558	10,076	—	558	10,076	10,634	(40)	2012	50
2148 Sheridan	WY	—	915	12,047	—	915	12,047	12,962	(58)	2012	45
		$1,294,357	$ 619,716	$ 5,074,654	$ 87,650	$ 621,354	$ 5,081,517	$ 5,702,871	$ (605,972)		
Life Science											
1482 Brisbane	CA	—	50,989	1,789	36,920	50,989	38,708	89,697	—	2007	**
1481 Carlsbad	CA	—	30,300	—	7,705	30,300	7,705	38,005	—	2007	**
1522 Carlsbad	CA	—	23,475	—	2,792	23,475	2,792	26,267	—	2007	**
1401 Hayward	CA	—	900	7,100	913	900	8,013	8,913	(976)	2007	40
1402 Hayward	CA	—	1,500	6,400	3,458	1,500	9,857	11,357	(1,343)	2007	40
1403 Hayward	CA	—	1,900	7,100	263	1,900	7,363	9,263	(1,189)	2007	40
1404 Hayward	CA	—	2,200	17,200	12	2,200	17,212	19,412	(2,331)	2007	40
1405 Hayward	CA	—	1,000	3,200	7,478	1,000	10,678	11,678	(2,154)	2007	40
1549 Hayward	CA	—	1,006	4,259	1,534	1,006	5,793	6,799	(1,285)	2007	29
1550 Hayward	CA	—	677	2,761	54	677	2,814	3,491	(526)	2007	29
1551 Hayward	CA	—	661	1,995	2,322	661	4,317	4,978	(381)	2007	29
1552 Hayward	CA	—	1,187	7,139	594	1,187	7,733	8,920	(1,633)	2007	29
1553 Hayward	CA	—	1,189	9,465	95	1,189	9,560	10,749	(1,795)	2007	29
1554 Hayward	CA	—	1,246	5,179	1,822	1,246	7,001	8,247	(1,516)	2007	29
1555 Hayward	CA	—	1,521	13,546	121	1,521	13,667	15,188	(2,567)	2007	29
1556 Hayward	CA	—	1,212	5,120	2,699	1,212	7,819	9,031	(1,467)	2007	29
1424 La Jolla	CA	—	9,600	25,283	7,397	9,648	31,703	41,351	(4,213)	2007	40
1425 La Jolla	CA	—	6,200	19,883	99	6,276	19,906	26,182	(2,724)	2007	40
1426 La Jolla	CA	—	7,200	12,412	3,084	7,291	15,404	22,695	(3,552)	2007	27
1427 La Jolla	CA	—	8,700	16,983	671	8,746	17,608	26,354	(3,387)	2007	30
1947 La Jolla	CA	12,222	2,581	10,534	20	2,581	10,554	13,135	(703)	2011	30
1949 La Jolla	CA	8,068	2,686	11,045	527	2,686	11,572	14,258	(747)	2011	30
1488 Mountain View	CA	—	7,300	25,410	1,360	7,559	26,506	34,065	(3,577)	2007	40
1489 Mountain View	CA	—	6,500	22,800	1,866	6,500	24,666	31,166	(3,206)	2007	40
1490 Mountain View	CA	—	4,800	9,500	442	4,800	9,942	14,742	(1,400)	2007	40
1491 Mountain View	CA	—	4,200	8,400	1,249	4,209	9,640	13,849	(1,833)	2007	40
1492 Mountain View	CA	—	3,600	9,700	730	3,600	10,430	14,030	(2,041)	2007	40
1493 Mountain View	CA	—	7,500	16,300	1,904	7,500	17,603	25,103	(2,316)	2007	40
1494 Mountain View	CA	—	9,800	24,000	203	9,800	24,203	34,003	(3,297)	2007	40
1495 Mountain View	CA	—	6,900	17,800	3,245	6,900	21,046	27,946	(2,514)	2007	40
1496 Mountain View	CA	—	7,000	17,000	6,364	7,000	23,364	30,364	(5,078)	2007	40
1497 Mountain View	CA	—	14,100	31,002	10,111	14,100	41,113	55,213	(8,786)	2007	40
1498 Mountain View	CA	—	7,100	25,800	8,101	7,100	33,901	41,001	(7,304)	2007	40
2017 Mountain View	CA	—	—	—	17,860	—	17,860	17,860	—	—	*
1470 Poway	CA	—	5,826	12,200	5,727	5,826	17,927	23,753	(4,536)	2007	40
1471 Poway	CA	—	5,978	14,200	4,253	5,978	18,453	24,431	(3,835)	2007	40
1472 Poway	CA	—	25,800	2,405	4,989	25,800	7,394	33,194	—	2007	**
1477 Poway	CA	—	29,943	2,475	17,568	29,943	20,042	49,985	—	2007	**
1478 Poway	CA	—	6,700	14,400	6,145	6,700	20,545	27,245	(5,495)	2007	40
1499 Redwood City	CA	—	3,400	5,500	1,285	3,407	6,777	10,184	(1,464)	2007	40
1500 Redwood City	CA	—	2,500	4,100	1,188	2,506	5,282	7,788	(1,069)	2007	40
1501 Redwood City	CA	—	3,600	4,600	819	3,607	5,412	9,019	(884)	2007	30
1502 Redwood City	CA	—	3,100	5,100	804	3,107	5,650	8,757	(965)	2007	31
1503 Redwood City	CA	—	4,800	17,300	3,183	4,818	20,466	25,284	(2,621)	2007	31
1504 Redwood City	CA	—	5,400	15,500	856	5,418	16,338	21,756	(2,173)	2007	31

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

City	State	Encumbrances at December 31, 2012	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried As of December 31, 2012			Accumulated Depreciation	Year Acquired/ Constructed	Life on Which Depreciation in Latest Income Statement is Computed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total[1]			
1505 Redwood City	CA	—	3,000	3,500	955	3,006	4,449	7,455	(851)	2007	40
1506 Redwood City	CA	—	6,000	14,300	3,020	6,018	17,302	23,320	(2,605)	2007	40
1507 Redwood City	CA	—	1,900	12,800	6,811	1,912	19,599	21,511	(1,286)	2007	39
1508 Redwood City	CA	—	2,700	11,300	6,498	2,712	17,787	20,499	(1,160)	2007	39
1509 Redwood City	CA	—	2,700	10,900	4,695	2,712	15,583	18,295	(1,590)	2007	40
1510 Redwood City	CA	—	2,200	12,000	5,116	2,212	17,105	19,317	(2,308)	2007	38
1511 Redwood City	CA	—	2,600	9,300	1,474	2,612	10,763	13,375	(1,711)	2007	26
1512 Redwood City	CA	—	3,300	18,000	123	3,300	18,123	21,423	(2,448)	2007	40
1513 Redwood City	CA	—	3,300	17,900	123	3,300	18,023	21,323	(2,434)	2007	40
0679 San Diego	CA	—	7,872	34,617	17,163	7,872	51,781	59,653	(11,907)	2002	39
0837 San Diego	CA	—	4,630	2,029	8,645	4,630	10,673	15,303	(1,366)	2006	31
0838 San Diego	CA	—	2,040	902	4,942	2,040	5,844	7,884	(360)	2006	40
0839 San Diego	CA	—	3,940	3,184	4,459	3,940	6,847	10,787	(2,679)	2006	40
0840 San Diego	CA	—	5,690	4,579	673	5,690	5,252	10,942	(1,155)	2006	40
1418 San Diego	CA	—	11,700	31,243	6,430	11,700	37,672	49,372	(5,503)	2007	40
1420 San Diego	CA	—	6,524	—	3,497	6,524	3,497	10,021	—	2007	**
1421 San Diego	CA	—	7,000	33,779	—	7,000	33,779	40,779	(4,574)	2007	40
1422 San Diego	CA	—	14,800	7,600	3,178	14,800	10,778	25,578	(1,625)	2007	30
1423 San Diego	CA	—	8,400	33,144	—	8,400	33,144	41,544	(4,488)	2007	40
1514 San Diego	CA	—	5,200	—	—	5,200	—	5,200	—	2007	**
1558 San Diego	CA	—	7,740	22,654	1,088	7,778	23,703	31,481	(3,097)	2007	38
1948 San Diego	CA	25,230	5,879	25,305	325	5,879	25,631	31,510	(1,689)	2011	30
1950 San Diego	CA	1,098	884	2,796	—	884	2,796	3,680	(186)	2011	30
1407 South San Francisco	CA	1,741	28,600	48,700	4,961	28,600	53,662	82,262	(8,876)	2007	35
1408 South San Francisco	CA	813	9,000	17,800	1,004	9,000	18,804	27,804	(2,410)	2007	40
1409 South San Francisco	CA	1,737	18,000	38,043	421	18,000	38,464	56,464	(5,174)	2007	40
1410 South San Francisco	CA	—	4,900	18,100	150	4,900	18,250	23,150	(2,454)	2007	40
1411 South San Francisco	CA	—	8,000	27,700	86	8,000	27,786	35,786	(3,758)	2007	40
1412 South San Francisco	CA	1,084	10,100	22,521	238	10,100	22,759	32,859	(3,054)	2007	40
1413 South San Francisco	CA	—	8,000	28,299	252	8,000	28,550	36,550	(3,843)	2007	40
1414 South San Francisco	CA	—	3,700	20,800	212	3,700	21,012	24,712	(2,820)	2007	40
1430 South San Francisco	CA	1,118	10,700	23,621	212	10,700	23,832	34,532	(3,233)	2007	40
1431 South San Francisco	CA	—	7,000	15,500	157	7,000	15,657	22,657	(2,106)	2007	40
1435 South San Francisco	CA	—	13,800	42,500	32,764	13,800	75,264	89,064	(6,907)	2007	40
1436 South San Francisco	CA	—	14,500	45,300	34,087	14,500	79,387	93,887	(7,229)	2007	40
1437 South San Francisco	CA	—	9,400	24,800	16,980	9,400	41,781	51,181	(3,127)	2007	40
1439 South San Francisco	CA	—	11,900	68,848	70	11,900	68,918	80,818	(9,325)	2007	40
1440 South San Francisco	CA	—	10,000	57,954	—	10,000	57,954	67,954	(7,848)	2007	40
1441 South San Francisco	CA	—	9,300	43,549	—	9,300	43,549	52,849	(5,897)	2007	40
1442 South San Francisco	CA	—	11,000	47,289	81	11,000	47,370	58,370	(6,427)	2007	40
1443 South San Francisco	CA	—	13,200	60,932	1,158	13,200	62,090	75,290	(7,737)	2007	40
1444 South San Francisco	CA	—	10,500	33,776	337	10,500	34,112	44,612	(4,602)	2007	40
1445 South San Francisco	CA	—	10,600	34,083	—	10,600	34,083	44,683	(4,615)	2007	40
1448 South San Francisco	CA	—	14,100	71,344	52	14,100	71,396	85,496	(9,667)	2007	40
1449 South San Francisco	CA	—	12,800	63,600	472	12,800	64,072	76,872	(8,723)	2007	40
1450 South San Francisco	CA	—	11,200	79,222	20	11,200	79,242	90,442	(10,730)	2007	40
1451 South San Francisco	CA	—	7,200	50,856	66	7,200	50,922	58,122	(6,894)	2007	40
1452 South San Francisco	CA	—	14,400	101,362	(115)	14,400	101,247	115,647	(13,699)	2007	40
1454 South San Francisco	CA	—	11,100	47,738	9,369	11,100	57,108	68,208	(8,748)	2007	40
1455 South San Francisco	CA	—	9,700	41,937	5,835	10,261	47,211	57,472	(6,906)	2007	40
1456 South San Francisco	CA	—	6,300	22,900	8,196	6,300	31,096	37,396	(4,858)	2007	40
1458 South San Francisco	CA	—	10,900	20,900	4,094	10,909	24,788	35,697	(5,567)	2007	40
1459 South San Francisco	CA	—	3,600	100	183	3,600	283	3,883	(94)	2007	5
1460 South San Francisco	CA	—	2,300	100	92	2,300	192	2,492	(100)	2007	5
1461 South San Francisco	CA	—	3,900	200	171	3,900	371	4,271	(200)	2007	5
1462 South San Francisco	CA	—	7,117	600	5,020	7,117	5,272	12,389	(674)	2007	40
1463 South San Francisco	CA	—	10,381	2,300	16,370	10,381	18,670	29,051	(1,094)	2007	40
1464 South San Francisco	CA	—	7,403	700	7,287	7,403	7,987	15,390	(522)	2007	40
1468 South San Francisco	CA	—	10,100	24,013	2,796	10,100	26,809	36,909	(5,478)	2007	40
1480 South San Francisco	CA	—	32,210	3,110	11,185	32,210	14,295	46,505	—	2007	**
1559 South San Francisco	CA	—	5,666	5,773	188	5,695	5,863	11,558	(5,892)	2007	5
1560 South San Francisco	CA	—	1,204	1,293	15	1,210	1,287	2,497	(1,293)	2007	5
1982 South San Francisco	CA	—	64,900	—	9,586	64,900	9,586	74,486	—	2011	**
1604 Cambridge	MA	—	8,389	10,630	16,944	8,389	27,574	35,963	(1)	2010	*
2011 Durham	NC	9,044	447	6,152	3,411	448	9,564	10,012	—	2011	*
2029 Durham	NC	—	1,920	5,661	2,180	1,920	7,841	9,761	(126)	2012	20

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

			Initial Cost to Company		Costs Capitalized	Gross Amount at Which Carried As of December 31, 2012					Life on Which Depreciation in Latest Income
City	State	Encumbrances at December 31, 2012	Land	Buildings and Improvements	Subsequent to Acquisition	Land	Buildings and Improvements	Total[1]	Accumulated Depreciation	Year Acquired/ Constructed	Statement is Computed
0461 Salt Lake City	UT	—	500	8,548	—	500	8,548	9,048	(2,908)	2001	33
0462 Salt Lake City	UT	—	890	15,623	—	890	15,624	16,514	(4,678)	2001	38
0463 Salt Lake City	UT	—	190	9,875	—	190	9,875	10,065	(2,540)	2001	43
0464 Salt Lake City	UT	—	630	6,921	62	630	6,984	7,614	(2,143)	2001	38
0465 Salt Lake City	UT	—	125	6,368	67	125	6,435	6,560	(1,640)	2001	43
0466 Salt Lake City	UT	—	—	14,614	7	—	14,621	14,621	(3,235)	2001	43
0507 Salt Lake City	UT	—	280	4,345	226	280	4,571	4,851	(1,022)	2002	43
0537 Salt Lake City	UT	—	—	6,517	—	—	6,517	6,517	(1,532)	2002	35
0799 Salt Lake City	UT	—	—	14,600	90	—	14,690	14,690	(2,140)	2005	40
1593 Salt Lake City	UT	—	—	23,998	—	—	23,998	23,998	(1,757)	2010	33
		$ 62,155	$ 935,828	$ 2,197,732	$457,086	$ 937,148	$ 2,650,293	$ 3,587,441	$ (370,208)		
Medical office											
0638 Anchorage	AK	6,237	1,456	10,650	5,447	1,456	16,046	17,502	(1,726)	2000	*
0520 Chandler	AZ	—	3,669	13,503	1,836	3,669	15,095	18,764	(3,287)	2002	40
2040 Mesa	AZ	—	—	17,314	1	—	17,314	17,314	(176)	2012	45
0468 Oro Valley	AZ	—	1,050	6,774	892	1,050	7,090	8,140	(1,691)	2001	43
0356 Phoenix	AZ	—	780	3,199	992	780	3,465	4,245	(1,338)	1999	32
0470 Phoenix	AZ	—	280	877	42	280	918	1,198	(236)	2001	43
1066 Scottsdale	AZ	—	5,115	14,064	2,015	4,791	16,396	21,187	(3,037)	2006	40
2021 Scottsdale	AZ	—	—	12,312	5	—	12,317	12,317	(249)	2012	25
2022 Scottsdale	AZ	—	—	9,179	10	—	9,190	9,190	(210)	2012	25
2023 Scottsdale	AZ	—	—	6,398	14	—	6,412	6,412	(116)	2012	25
2024 Scottsdale	AZ	—	—	9,522	—	—	9,522	9,522	(165)	2012	25
2025 Scottsdale	AZ	—	—	4,102	36	—	4,138	4,138	(92)	2012	25
2026 Scottsdale	AZ	—	—	3,655	—	—	3,655	3,655	(63)	2012	25
2027 Scottsdale	AZ	—	—	7,168	—	—	7,168	7,168	(129)	2012	25
2028 Scottsdale	AZ	—	—	6,659	—	—	6,659	6,659	(115)	2012	25
0453 Tucson	AZ	—	215	6,318	940	291	6,982	7,273	(2,248)	2000	35
0556 Tucson	AZ	—	215	3,940	605	215	4,214	4,429	(855)	2003	43
1041 Brentwood	CA	—	—	30,864	1,450	25	32,092	32,117	(5,190)	2006	40
1200 Encino	CA	—	6,151	10,438	2,304	6,453	12,385	18,838	(2,663)	2006	33
0436 Murietta	CA	—	400	9,266	1,649	520	10,234	10,754	(3,907)	1999	33
0239 Poway	CA	—	2,700	10,839	2,070	2,783	11,690	14,473	(4,866)	1997	35
0318 Sacramento	CA	—	2,860	21,850	8,784	2,860	29,864	32,724	(6,105)	1998	*
0234 San Diego	CA	—	2,848	5,879	1,289	3,009	5,356	8,365	(2,605)	1997	21
0235 San Diego	CA	—	2,863	8,913	2,874	3,068	9,949	13,017	(4,855)	1997	21
0236 San Diego	CA	—	4,619	19,370	3,521	4,711	17,660	22,371	(8,308)	1997	21
0421 San Diego	CA	—	2,910	17,362	9,055	2,910	26,417	29,327	(4,547)	1999	*
0564 San Jose	CA	2,764	1,935	1,728	1,569	1,935	3,178	5,113	(1,116)	2003	37
0565 San Jose	CA	6,436	1,460	7,672	495	1,460	8,161	9,621	(2,120)	2003	37
0659 San Jose	CA	—	1,718	3,124	385	1,718	3,432	5,150	(661)	2000	34
1209 Sherman Oaks	CA	—	7,472	10,075	2,425	7,741	12,221	19,962	(3,641)	2006	22
0439 Valencia	CA	—	2,300	6,967	1,174	2,309	7,036	9,345	(2,805)	1999	35
1211 Valencia	CA	—	1,344	7,507	503	1,383	7,972	9,355	(1,370)	2006	40
0440 West Hills	CA	—	2,100	11,595	1,799	2,156	10,603	12,759	(4,067)	1999	32
0728 Aurora	CO	—	—	8,764	899	—	9,663	9,663	(2,896)	2005	39
1196 Aurora	CO	—	210	12,362	1,118	210	13,445	13,655	(2,346)	2006	40
1197 Aurora	CO	—	200	8,414	845	200	9,259	9,459	(1,904)	2006	33
0882 Colorado Springs	CO	—	—	12,933	4,903	—	17,837	17,837	(3,995)	2007	40
0814 Conifer	CO	—	—	1,485	35	13	1,508	1,521	(276)	2005	40
1199 Denver	CO	—	493	7,897	539	558	8,372	8,930	(1,613)	2006	33
0808 Englewood	CO	—	—	8,616	3,701	—	12,192	12,192	(2,489)	2005	35
0809 Englewood	CO	—	—	8,449	2,131	—	10,294	10,294	(2,427)	2005	35
0810 Englewood	CO	—	—	8,040	4,337	—	12,378	12,378	(2,895)	2005	35
0811 Englewood	CO	—	—	8,472	1,800	—	10,229	10,229	(2,388)	2005	35
0812 Littleton	CO	—	—	4,562	1,348	79	5,728	5,807	(1,363)	2005	35
0813 Littleton	CO	—	—	4,926	1,202	5	6,078	6,083	(1,309)	2005	38
0570 Lone Tree	CO	—	—	—	18,659	—	18,531	18,531	(4,152)	2003	39
0666 Lone Tree	CO	14,103	—	23,274	823	—	24,086	24,086	(4,248)	2000	37
1076 Parker	CO	—	—	13,388	106	8	13,477	13,485	(2,308)	2006	40
0510 Thornton	CO	—	236	10,206	1,800	244	11,974	12,218	(2,980)	2002	43
0433 Atlantis	FL	—	—	5,651	495	33	5,796	5,829	(2,408)	1999	35
0434 Atlantis	FL	—	—	2,027	177	5	2,199	2,204	(851)	1999	34
0435 Atlantis	FL	—	—	2,000	427	—	2,328	2,328	(922)	1999	32
0602 Atlantis	FL	—	455	2,231	336	455	2,377	2,832	(486)	2000	34

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

City	State	Encumbrances at December 31, 2012	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried As of December 31, 2012			Accumulated Depreciation	Year Acquired/ Constructed	Life on Which Depreciation in Latest Income Statement is Computed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total(1)			
0604 Englewood	FL	—	170	1,134	240	198	1,330	1,528	(312)	2000	34
0609 Kissimmee	FL	—	788	174	211	815	335	1,150	(108)	2000	34
0610 Kissimmee	FL	—	481	347	304	486	646	1,132	(150)	2000	34
0671 Kissimmee	FL	—	—	7,574	1,595	—	8,601	8,601	(1,690)	2000	36
0603 Lake Worth	FL	—	1,507	2,894	1,807	1,507	4,570	6,077	(681)	2000	34
0612 Margate	FL	—	1,553	6,898	560	1,553	7,441	8,994	(1,376)	2000	34
0613 Miami	FL	8,538	4,392	11,841	2,464	4,392	14,137	18,529	(3,074)	2000	34
1067 Milton	FL	—	—	8,566	217	—	8,775	8,775	(1,392)	2006	40
0563 Orlando	FL	—	2,144	5,136	3,142	2,288	8,018	10,306	(2,603)	2003	37
0833 Pace	FL	—	—	10,309	2,548	—	12,534	12,534	(3,127)	2006	44
0834 Pensacola	FL	—	—	11,166	478	—	11,644	11,644	(1,836)	2006	45
0614 Plantation	FL	787	969	3,241	824	1,011	4,014	5,025	(988)	2000	34
0673 Plantation	FL	4,943	1,091	7,176	472	1,091	7,524	8,615	(1,407)	2002	36
0701 St. Petersburg	FL	—	—	10,141	3,654	—	13,651	13,651	(2,769)	2004	38
1210 Tampa	FL	—	1,967	6,602	3,612	2,067	9,894	11,961	(2,874)	2006	25
1058 McCaysville	GA	—	—	3,231	18	—	3,249	3,249	(513)	2006	40
1065 Marion	IL	—	99	11,484	98	100	11,581	11,681	(1,931)	2006	40
1057 Newburgh	IN	—	—	14,019	1,234	—	15,247	15,247	(2,342)	2006	40
2039 Kansas City	KS	1,895	440	2,173	2	440	2,173	2,613	(28)	2012	35
2043 Overland Park	KS	—	—	7,668	3	—	7,668	7,668	(91)	2012	40
0483 Wichita	KS	—	530	3,341	374	530	3,716	4,246	(951)	2001	45
1064 Lexington	KY	—	—	12,726	859	—	13,583	13,583	(2,476)	2006	40
0735 Louisville	KY	—	936	8,426	2,758	936	11,077	12,013	(7,101)	2005	11
0737 Louisville	KY	—	835	27,627	2,386	835	29,610	30,445	(6,638)	2005	37
0738 Louisville	KY	4,959	780	8,582	3,309	808	11,782	12,590	(4,955)	2005	18
0739 Louisville	KY	8,015	826	13,814	1,531	826	14,855	15,681	(3,452)	2005	38
0740 Louisville	KY	8,679	2,983	13,171	3,237	2,983	16,235	19,218	(4,266)	2005	30
1944 Louisville	KY	—	788	2,414	—	788	2,414	3,202	(193)	2010	25
1945 Louisville	KY	24,937	3,255	28,644	—	3,255	28,644	31,899	(1,910)	2010	30
1946 Louisville	KY	—	430	6,125	—	430	6,125	6,555	(408)	2010	30
1324 Haverhill	MA	—	800	8,537	1,388	828	9,896	10,724	(1,851)	2007	40
1213 Ellicott City	MD	—	1,115	3,206	1,439	1,115	4,645	5,760	(1,003)	2006	34
0361 GlenBurnie	MD	—	670	5,085	—	670	5,085	5,755	(1,985)	1999	35
1052 Towson	MD	—	—	14,233	3,588	—	15,777	15,777	(3,467)	2006	40
0240 Minneapolis	MN	—	117	13,213	1,394	117	14,458	14,575	(6,071)	1997	32
0300 Minneapolis	MN	1,370	160	10,131	2,461	160	12,195	12,355	(4,896)	1997	35
2032 Independence	MO	33,387	—	48,025	4	—	48,025	48,025	(194)	2012	45
1078 Flowood	MS	—	—	8,413	689	—	9,075	9,075	(1,553)	2006	40
1059 Jackson	MS	—	—	8,869	37	—	8,905	8,905	(1,391)	2006	40
1060 Jackson	MS	6,005	—	7,187	2,160	—	9,347	9,347	(1,696)	2006	40
1068 Omaha	NE	13,661	—	16,243	400	17	16,615	16,632	(2,714)	2006	40
0729 Albuquerque	NM	—	—	5,380	182	—	5,563	5,563	(1,109)	2005	39
0348 Elko	NV	—	55	2,637	12	55	2,649	2,704	(1,050)	1999	35
0571 Las Vegas	NV	—	—	—	18,002	—	17,459	17,459	(4,115)	2003	40
0660 Las Vegas	NV	3,487	1,121	4,363	3,244	1,253	7,423	8,676	(2,396)	2000	34
0661 Las Vegas	NV	3,635	2,125	4,829	3,284	2,225	7,798	10,023	(1,767)	2000	34
0662 Las Vegas	NV	6,953	3,480	12,305	3,055	3,480	15,099	18,579	(3,689)	2000	34
0663 Las Vegas	NV	1,004	1,717	3,597	1,985	1,717	5,562	7,279	(1,716)	2000	34
0664 Las Vegas	NV	2,046	1,172	1,550	316	1,172	1,651	2,823	(1,649)	2000	*
0691 Las Vegas	NV	—	3,244	18,339	1,574	3,273	19,764	23,037	(6,395)	2004	30
2037 Mesquite	NV	3,280	—	5,559	5	—	5,559	5,559	(64)	2012	40
1285 Cleveland	OH	—	823	2,726	660	853	2,671	3,524	(546)	2006	40
0400 Harrison	OH	—	—	4,561	300	—	4,861	4,861	(1,776)	1999	35
1054 Durant	OK	—	619	9,256	1,152	651	10,368	11,019	(1,609)	2006	40
0817 Owasso	OK	—	—	6,582	594	—	7,176	7,176	(2,168)	2005	40
0404 Roseburg	OR	—	—	5,707	—	—	5,707	5,707	(2,074)	1999	35
0252 Clarksville	TN	—	765	4,184	—	765	4,184	4,949	(1,762)	1998	35
0624 Hendersonville	TN	—	256	1,530	661	256	2,070	2,326	(588)	2000	34
0559 Hermitage	TN	—	830	5,036	5,011	830	9,826	10,656	(2,613)	2003	35
0561 Hermitage	TN	—	596	9,698	2,284	596	11,548	12,144	(3,123)	2003	37
0562 Hermitage	TN	—	317	6,528	1,749	317	8,021	8,338	(2,218)	2003	37
0154 Knoxville	TN	—	700	4,559	3,462	700	8,022	8,722	(2,162)	1994	19
0409 Murfreesboro	TN	—	900	12,706	—	900	12,706	13,606	(5,767)	1999	35
0625 Nashville	TN	9,089	955	14,289	1,475	955	15,518	16,473	(3,335)	2000	34
0626 Nashville	TN	3,742	2,050	5,211	2,239	2,055	7,383	9,438	(1,543)	2000	34
0627 Nashville	TN	530	1,007	181	554	1,007	715	1,722	(163)	2000	34

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

City	State	Encumbrances at December 31, 2012	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried As of December 31, 2012			Accumulated Depreciation	Year Acquired/ Constructed	Life on Which Depreciation in Latest Income Statement is Computed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total[1]			
0628 Nashville	TN	5,298	2,980	7,164	1,331	2,980	8,440	11,420	(1,674)	2000	34
0630 Nashville	TN	535	515	848	233	528	1,067	1,595	(219)	2000	34
0631 Nashville	TN	—	266	1,305	789	266	1,991	2,257	(430)	2000	34
0632 Nashville	TN	—	827	7,642	2,429	827	9,976	10,803	(2,213)	2000	34
0633 Nashville	TN	9,567	5,425	12,577	3,185	5,425	15,729	21,154	(3,390)	2000	34
0634 Nashville	TN	8,747	3,818	15,185	2,854	3,818	17,692	21,510	(4,081)	2000	34
0636 Nashville	TN	436	583	450	—	583	450	1,033	(82)	2000	34
0573 Arlington	TX	8,532	769	12,355	1,871	769	14,160	14,929	(2,954)	2003	34
0576 Conroe	TX	2,787	324	4,842	1,588	324	6,326	6,650	(1,787)	2000	34
0577 Conroe	TX	5,125	397	7,966	1,247	397	8,884	9,281	(1,789)	2000	34
0578 Conroe	TX	5,355	388	7,975	1,474	388	9,328	9,716	(1,377)	2000	*
0579 Conroe	TX	1,751	188	3,618	660	188	4,261	4,449	(779)	2000	34
0581 Corpus Christi	TX	—	717	8,181	2,041	717	10,178	10,895	(2,758)	2000	34
0600 Corpus Christi	TX	—	328	3,210	2,019	328	5,029	5,357	(1,277)	2000	34
0601 Corpus Christi	TX	—	313	1,771	624	313	2,382	2,695	(651)	2000	34
0582 Dallas	TX	5,268	1,664	6,785	2,056	1,693	8,692	10,385	(2,024)	2000	34
1314 Dallas	TX	—	15,230	162,971	5,238	15,239	167,873	183,112	(29,471)	2006	35
0583 Fort Worth	TX	2,906	898	4,866	1,231	898	6,041	6,939	(1,415)	2000	34
0805 Fort Worth	TX	—	—	2,481	726	2	3,158	3,160	(963)	2005	25
0806 Fort Worth	TX	—	—	6,070	35	5	6,024	6,029	(1,123)	2005	40
1061 Granbury	TX	—	—	6,863	80	—	6,943	6,943	(1,115)	2006	40
0430 Houston	TX	—	1,927	33,140	1,979	2,063	34,830	36,893	(13,129)	1999	35
0446 Houston	TX	—	2,200	19,585	5,566	2,209	22,623	24,832	(12,966)	1999	17
0586 Houston	TX	—	1,033	3,165	840	1,033	3,881	4,914	(930)	2000	34
0589 Houston	TX	9,688	1,676	12,602	2,743	1,706	15,124	16,830	(3,510)	2000	34
0670 Houston	TX	—	257	2,884	1,028	297	3,847	4,144	(807)	2000	35
0702 Houston	TX	—	—	7,414	1,115	7	8,501	8,508	(1,891)	2004	36
1044 Houston	TX	—	—	4,838	3,186	—	7,940	7,940	(1,802)	2006	40
0590 Irving	TX	5,510	828	6,160	1,563	828	7,665	8,493	(1,544)	2000	34
0700 Irving	TX	—	—	8,550	2,905	—	11,452	11,452	(2,601)	2004	34
1202 Irving	TX	—	1,604	16,107	589	1,604	16,696	18,300	(2,699)	2006	40
1207 Irving	TX	—	1,955	12,793	859	1,986	13,621	15,607	(2,051)	2006	40
1062 Lancaster	TX	—	162	3,830	301	162	4,097	4,259	(760)	2006	39
0591 Lewisville	TX	5,147	561	8,043	703	561	8,720	9,281	(1,620)	2000	34
0144 Longview	TX	—	102	7,998	386	102	8,384	8,486	(3,488)	1992	45
0143 Lufkin	TX	—	338	2,383	40	338	2,423	2,761	(988)	1992	45
0568 McKinney	TX	—	541	6,217	629	541	6,433	6,974	(1,690)	2003	36
0569 McKinney	TX	—	—	636	7,604	—	7,603	7,603	(1,695)	2003	40
0596 Nassau Bay	TX	5,383	812	8,883	1,614	812	10,350	11,162	(1,825)	2000	37
1079 North Richland Hills	TX	—	—	8,942	390	—	9,199	9,199	(1,528)	2006	40
2048 North Richland Hills	TX	—	1,385	10,213	—	1,385	10,213	11,598	(142)	2012	30
0142 Pampa	TX	—	84	3,242	569	84	3,811	3,895	(1,629)	1992	45
1048 Pearland	TX	—	—	4,014	4,002	—	7,953	7,953	(1,685)	2006	40
0447 Plano	TX	—	1,700	7,810	4,598	1,704	11,946	13,650	(3,467)	1999	*
0597 Plano	TX	7,569	1,210	9,588	1,760	1,210	11,255	12,465	(2,491)	2000	34
0672 Plano	TX	9,607	1,389	12,768	1,167	1,389	13,575	14,964	(2,752)	2002	36
1284 Plano	TX	—	2,049	18,793	1,082	2,087	19,050	21,137	(5,122)	2006	40
1286 Plano	TX	—	3,300	—	—	3,300	—	3,300	—	2006	**
0815 San Antonio	TX	—	—	9,193	773	12	9,924	9,936	(2,282)	2006	35
0816 San Antonio	TX	4,473	—	8,699	1,035	—	9,696	9,696	(2,140)	2006	35
1591 San Antonio	TX	—	—	7,309	288	12	7,585	7,597	(635)	2010	30
1977 San Antonio	TX	—	—	26,191	610	—	26,799	26,799	(1,797)	2011	30
0598 Sugarland	TX	3,815	1,078	5,158	1,456	1,084	6,472	7,556	(1,395)	2000	34
1081 Texarkana	TX	—	1,117	7,423	566	1,177	7,929	9,106	(1,291)	2006	40
0599 Texas City	TX	6,237	—	9,519	157	—	9,676	9,676	(1,666)	2000	37
0152 Victoria	TX	—	125	8,977	—	125	8,977	9,102	(3,605)	1994	45
1592 Bountiful	UT	5,154	999	7,426	55	999	7,481	8,480	(607)	2010	30
0169 Bountiful	UT	—	276	5,237	561	330	5,743	6,073	(2,161)	1995	45
0346 Castle Dale	UT	—	50	1,818	63	50	1,881	1,931	(757)	1998	35
0347 Centerville	UT	—	300	1,288	191	300	1,479	1,779	(623)	1999	35
2035 Draper	UT	5,810	—	10,803	79	—	10,876	10,876	(110)	2012	45
0350 Grantsville	UT	—	50	429	39	50	468	518	(209)	1999	35
0469 Kaysville	UT	—	530	4,493	146	530	4,639	5,169	(1,160)	2001	43
0456 Layton	UT	—	371	7,073	377	389	7,359	7,748	(2,517)	2001	35
2042 Layton	UT	—	—	10,275	7	—	10,275	10,275	(107)	2012	45
0359 Ogden	UT	—	180	1,695	121	180	1,764	1,944	(715)	1999	35

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

City	State	Encumbrances at December 31, 2012	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried As of December 31, 2012			Accumulated Depreciation	Year Acquired/ Constructed	Life on Which Depreciation in Latest Income Statement is Computed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total[1]			
1283 Ogden	UT	—	106	4,464	524	106	4,528	4,634	(719)	2006	40
0357 Orem	UT	—	337	8,744	1,184	306	9,191	9,497	(4,044)	1999	35
0371 Providence	UT	—	240	3,876	202	256	3,802	4,058	(1,474)	1999	35
0353 Salt Lake City	UT	—	190	779	61	201	830	1,031	(342)	1999	35
0354 Salt Lake City	UT	—	220	10,732	1,342	220	11,872	12,092	(4,563)	1999	35
0355 Salt Lake City	UT	—	180	14,792	1,215	180	15,901	16,081	(6,251)	1999	35
0467 Salt Lake City	UT	—	3,000	7,541	649	3,109	8,036	11,145	(2,410)	2001	38
0566 Salt Lake City	UT	—	509	4,044	834	509	4,710	5,219	(1,264)	2003	37
2041 Salt Lake City	UT	—	—	12,326	9	—	12,326	12,326	(125)	2012	45
2033 Sandy	UT	3,170	867	3,513	8	867	3,513	4,380	(79)	2012	20
0358 Springville	UT	—	85	1,493	188	85	1,682	1,767	(673)	1999	35
0482 Stansbury	UT	—	450	3,201	346	450	3,484	3,934	(904)	2001	45
0351 Washington Terrace	UT	—	—	4,573	1,946	—	6,167	6,167	(2,178)	1999	35
0352 Washington Terrace	UT	—	—	2,692	439	—	2,801	2,801	(1,077)	1999	35
2034 West Jordan	UT	7,958	—	12,021	10	—	12,021	12,021	(121)	2012	45
2036 West Jordan	UT	1,509	—	1,383	11	—	1,383	1,383	(13)	2012	20
0495 West Valley City	UT	—	410	8,266	1,002	410	9,268	9,678	(2,922)	2002	35
0349 West Valley City	UT	—	1,070	17,463	76	1,036	17,566	18,602	(6,955)	1999	35
1208 Fairfax	VA	—	8,396	16,710	2,848	8,408	19,545	27,953	(4,437)	2006	28
0572 Reston	VA	—	—	11,902	44	—	11,875	11,875	(2,832)	2003	43
0448 Renton	WA	—	—	18,724	1,523	—	19,580	19,580	(7,276)	1999	35
0781 Seattle	WA	—	—	52,703	3,206	—	53,162	53,162	(11,795)	2004	39
0782 Seattle	WA	—	—	24,382	3,634	21	27,188	27,209	(6,521)	2004	36
0783 Seattle	WA	—	—	5,625	969	—	6,547	6,547	(4,806)	2004	10
0785 Seattle	WA	—	—	7,293	1,341	—	7,875	7,875	(2,125)	2004	33
1385 Seattle	WA	—	—	38,925	848	—	39,763	39,763	(7,329)	2007	30
2038 Evanston	WY	2,213	—	4,601	12	—	4,601	4,601	(52)	2012	40
0884 Coyoacan	DF	—	415	3,739	255	338	4,066	4,404	(736)	2006	40
		$ 320,032	$ 192,906	$ 1,989,115	$313,338	$ 195,525	$ 2,255,103	$ 2,450,628	$ (506,859)		
Post—acute/skilled nursing											
0012 Livermore	CA	—	610	1,711	1,125	610	2,835	3,445	(2,788)	1985	25
0315 Perris	CA	—	336	3,021	—	336	3,021	3,357	(1,552)	1998	25
0002 Fort Collins	CO	—	499	1,913	1,454	499	3,114	3,613	(3,114)	1985	25
0018 Morrison	CO	—	1,429	5,464	4,019	1,429	8,757	10,186	(8,565)	1985	24
0280 Statesboro	GA	—	168	1,508	—	168	1,509	1,677	(798)	1992	25
0297 Rexburg	ID	—	200	5,310	—	200	5,060	5,260	(2,097)	1998	35
0378 Anderson	IN	—	500	4,724	1,734	500	6,057	6,557	(2,033)	1999	35
0384 Angola	IN	—	130	2,900	2,798	130	5,698	5,828	(1,100)	1999	35
0385 Fort Wayne	IN	—	200	4,150	2,667	200	6,817	7,017	(1,928)	1999	38
0386 Fort Wayne	IN	—	140	3,760	—	140	3,760	3,900	(1,414)	1999	35
0387 Huntington	IN	—	30	2,970	338	30	3,308	3,338	(1,159)	1999	35
0373 Kokomo	IN	—	250	4,622	1,294	250	5,653	5,903	(1,462)	1999	45
0454 New Albany	IN	—	230	6,595	—	230	6,595	6,825	(2,214)	2001	35
0484 Tell City	IN	—	95	6,208	1,299	95	7,509	7,604	(1,802)	2001	45
0688 Cynthiana	KY	—	192	4,875	—	192	4,875	5,067	(961)	2004	40
0071 Mayfield	KY	—	218	2,797	—	218	2,792	3,010	(1,835)	1986	40
0298 Franklin	LA	—	405	3,424	—	405	3,424	3,829	(1,780)	1998	25
0299 Morgan City	LA	—	203	2,050	—	203	2,050	2,253	(1,065)	1998	25
0017 Westborough	MA	—	858	2,975	2,894	858	5,866	6,724	(4,578)	1985	30
0388 Las Vegas	NV	—	1,300	3,950	1,487	1,300	5,437	6,737	(1,486)	1999	35
0389 Las Vegas	NV	—	1,300	5,800	—	1,300	5,800	7,100	(2,182)	1999	35
0390 Fairborn	OH	—	250	4,850	—	250	4,850	5,100	(1,825)	1999	35
0391 Georgetown	OH	—	130	4,970	—	130	4,970	5,100	(1,870)	1999	35
0063 Marion	OH	—	218	2,971	—	218	2,966	3,184	(2,521)	1986	30
0038 Newark	OH	—	400	8,588	—	400	8,577	8,977	(6,254)	1986	35
0392 Port Clinton	OH	—	370	3,630	—	370	3,630	4,000	(1,366)	1999	35
0393 Springfield	OH	—	250	3,950	2,113	250	6,063	6,313	(1,697)	1999	35
0394 Toledo	OH	—	120	5,130	—	120	5,130	5,250	(1,930)	1999	35
0395 Versailles	OH	—	120	4,980	—	120	4,980	5,100	(1,873)	1999	35
0695 Carthage	TN	—	129	2,406	—	129	2,225	2,354	(535)	2004	35
0054 Loudon	TN	—	26	3,879	—	26	3,873	3,899	(2,872)	1986	35
0047 Maryville	TN	—	160	1,472	—	160	1,468	1,628	(862)	1986	45
0048 Maryville	TN	—	307	4,376	—	307	4,369	4,676	(2,489)	1986	45
0285 Fort Worth	TX	—	243	2,036	269	243	2,305	2,548	(1,212)	1998	25
0296 Ogden	UT	—	250	4,685	—	250	4,435	4,685	(1,817)	1998	35

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

City	State	Encumbrances at December 31, 2012	Initial Cost to Company: Land	Initial Cost to Company: Buildings and Improvements	Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried As of December 31, 2012: Land	Gross Amount at Which Carried As of December 31, 2012: Buildings and Improvements	Gross Amount at Which Carried As of December 31, 2012: Total[1]	Accumulated Depreciation	Year Acquired/ Constructed	Life on Which Depreciation in Latest Income Statement is Computed
0681 Fishersville	VA	—	751	7,734	—	751	7,220	7,971	(1,570)	2004	40
0682 Floyd	VA	—	309	2,263	—	309	1,893	2,202	(654)	2004	25
0689 Independence	VA	—	206	8,366	—	206	7,810	8,016	(1,676)	2004	40
0683 Newport News	VA	—	535	6,192	—	535	5,719	6,254	(1,243)	2004	40
0684 Roanoke	VA	—	586	7,159	—	586	6,696	7,282	(1,454)	2004	40
0685 Staunton	VA	—	422	8,681	—	422	8,136	8,558	(1,766)	2004	40
0686 Williamsburg	VA	—	699	4,886	—	699	4,464	5,163	(971)	2004	40
0690 Windsor	VA	—	319	7,543	—	319	7,018	7,337	(1,506)	2004	40
0687 Woodstock	VA	—	603	5,395	9	605	4,987	5,592	(1,086)	2004	40
		$ —	$ 16,696	$ 196,869	$ 23,500	$ 16,698	$ 213,721	$ 230,419	$ (86,962)		
Hospital											
0126 Sherwood	AR	—	709	9,604	—	709	9,587	10,296	(4,693)	1990	45
0113 Glendale	AZ	—	1,565	7,050	—	1,565	7,050	8,615	(3,543)	1988	45
1038 Fresno	CA	—	3,652	29,113	16,699	3,652	45,813	49,465	(10,320)	2006	40
0423 Irvine	CA	—	18,000	70,800	—	18,000	70,800	88,800	(26,641)	1999	35
0127 Colorado Springs	CO	—	690	8,338	—	690	8,338	9,028	(4,058)	1989	45
0425 Palm Beach Garden	FL	—	4,200	58,250	—	4,200	58,250	62,450	(21,915)	1999	35
0887 Atlanta	GA	—	4,300	13,690	—	4,300	11,890	16,190	(3,468)	2007	40
0426 Roswell	GA	—	6,900	55,300	—	6,900	54,859	61,759	(20,687)	1999	35
0112 Overland Park	KS	—	2,316	10,681	—	2,316	10,680	12,996	(5,558)	1989	45
1383 Baton Rouge	LA	—	690	8,545	86	690	8,502	9,192	(1,557)	2007	40
0877 Slidell	LA	—	1,490	22,034	—	1,490	20,934	22,424	(3,227)	2006	40
2031 Slidell	LA	—	3,000	—	643	3,000	643	3,643	—	2012	**
0429 Hickory	NC	—	2,600	69,900	—	2,600	69,900	72,500	(26,296)	1999	35
0886 Dallas	TX	—	1,820	8,508	26	1,820	7,454	9,274	(1,087)	2007	40
1319 Dallas	TX	—	18,840	138,235	1,097	18,840	139,332	158,172	(22,658)	2007	35
1384 Plano	TX	—	6,290	22,686	3,920	6,290	26,606	32,896	(4,346)	2007	25
0084 San Antonio	TX	—	1,990	11,184	—	1,990	11,174	13,164	(6,104)	1987	45
0885 Greenfield	WI	—	620	9,542	—	620	8,722	9,342	(1,270)	2006	40
		$ —	$ 79,672	$ 553,460	$ 22,471	$ 79,672	$ 570,534	$ 650,206	$ (167,428)		
Total continuing operations properties		$1,676,544	$1,844,818	$10,011,830	$904,045	$1,850,397	$10,771,168	$12,621,565	$(1,737,429)		
Corporate and other assets		—	—	2,729	4,014	—	3,180	3,180	(2,289)		
Total		$1,676,544	$1,844,818	$10,014,559	$908,059	$1,850,397	$10,774,348	$12,624,745	$(1,739,718)		

* Property is in development or taken out of service and placed in redevelopment and not yet placed in service.

** Represents land parcels held for development which are not depreciated.

† A portion of the property has been taken out of service and placed in redevelopment.

(1) At December 31, 2012, the tax basis of the Company's net real estate assets is less than the reported amounts by approximately $1.6 billion.

HCP, Inc.

Schedule III: Real Estate and Accumulated Depreciation (Continued)

December 31, 2012

(Dollars in thousands)

(b) A summary of activity for real estate and accumulated depreciation for the years ended December 31, 2012, 2011 and 2010 follows (in thousands):

	Year ended December 31,		
	2012	2011	2010
Real estate:			
Balances at beginning of year	$10,730,089	$ 9,756,927	$9,416,188
Acquisition of real estate and development and improvements	1,941,091	1,049,723	377,354
Disposition of real estate	(148,752)	(21,737)	(61,139)
Impairments	(7,878)	—	—
Balances associated with changes in reporting presentation(1)	110,195	(54,824)	24,524
Balances at end of year	$12,624,745	$10,730,089	$9,756,927
Accumulated depreciation:			
Balances at beginning of year	$ 1,449,579	$ 1,226,122	$1,015,263
Depreciation expense	302,332	294,480	254,799
Disposition of real estate	(32,942)	(5,705)	(27,123)
Balances associated with changes in reporting presentation(1)	20,749	(65,318)	(16,817)
Balances at end of year	$ 1,739,718	$ 1,449,579	$1,226,122

(1) The balances associated with changes in reporting presentation represent real estate and accumulated depreciation related to properties placed into discontinued operations as of December 31, 2012.

HCP 2012 Annual Report
CERTIFICATIONS

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, James F. Flaherty III, certify that:

1. I have reviewed this annual report on Form 10-K of HCP, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 12, 2013

/s/ JAMES F. FLAHERTY III

James F. Flaherty III
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Timothy M. Schoen, certify that:

1. I have reviewed this annual report on Form 10-K of HCP, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 12, 2013

/s/ TIMOTHY M. SCHOEN

Timothy M. Schoen
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of HCP, Inc., a Maryland corporation (the "Company"), hereby certifies, to his knowledge, that:

(i) the accompanying annual report on Form 10-K of the Company for the period ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 12, 2013

/s/ JAMES F. FLAHERTY III

James F. Flaherty III
President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to HCP, Inc. and will be retained by HCP, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

Pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of HCP, Inc., a Maryland corporation (the "Company"), hereby certifies, to his knowledge, that:

(i) the accompanying annual report on Form 10-K of the Company for the period ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 12, 2013

/s/ TIMOTHY M. SCHOEN

Timothy M. Schoen
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to HCP, Inc. and will be retained by HCP, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

HCP 2012 Annual Report

RECONCILIATIONS OF NON-GAAP MEASURES

RECONCILIATION OF SAME PROPERTY PERFORMANCE INFORMATION[1]
Dollars in thousands
(Unaudited)

	Year Ended December 31,	
	2012	2011
Adjusted NOI	$1,447,360	$1,248,506
Non-SPP adjusted NOI	(563,681)	(400,643)
Same property portfolio adjusted NOI[1]	**$ 883,679**	**$ 847,863**
Adjusted NOI % change—SPP[1]	**4.2%**	

(1) Same property portfolio ("SPP") statistics allow management to evaluate the performance of the Company's real estate portfolio under a consistent population, which eliminates the changes in the composition of the Company's portfolio of properties. The Company identifies its SPP as stabilized properties that remained in operations and were consistently reported as leased properties or operating properties (RIDEA) for the duration of the year-over-year comparison periods presented. Accordingly, it takes a stabilized property a minimum of 12 months in operations under a consistent reporting structure to be included in the Company's SPP. SPP Net Operating Income from Continuing Operations ("NOI") excludes certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis.

RECONCILIATION OF GENERAL AND ADMINISTRATIVE EXPENSES AS A PERCENTAGE OF TOTAL GROSS ASSETS
Dollars in thousands
(Unaudited)

	December 31, 2012
Consolidated total assets	$19,915,555
Investments in and advances to unconsolidated joint ventures	(212,213)
Accumulated depreciation and amortization	1,980,839
Accumulated depreciation and amortization from assets held for sale	—
Consolidated gross assets[1]	$21,684,181
HCP's share of unconsolidated total assets[2]	270,744
HCP's share of unconsolidated accumulated depreciation and amortization[2]	46,212
Total gross assets[3]	$22,001,137
Full year 2012 General and administrative expenses ("G&A")	$ 79,454
G&A as a percentage of total gross assets	**0.36%**

(1) Represents the carrying amount of total assets, excluding investments in and advances to unconsolidated joint ventures, after adding back accumulated depreciation and amortization, as reported in the Company's consolidated financial statements.

(2) Reflects the Company's pro rata share of amounts from the Investment Management Platform and its equity interest in HCR ManorCare OpCo. Investment Management Platform includes the following unconsolidated joint ventures: (i) HCP Life Science, (ii) HCP Ventures III and (iii) HCP Ventures IV. HCP Life Science includes the following partnerships: (i) Torrey Pines Science Center LP, (ii) Britannia Biotech Gateway LP and (iii) LASDK LP.

(3) Represents consolidated gross assets plus the Company's pro rata share of total assets from the Investment Management Platform, after adding back accumulated depreciation and amortization.

RECONCILIATION OF PROJECTED FUNDS FROM OPERATIONS ("FFO") PAYOUT RATIO[1]
(Unaudited)

	Full Year 2013	
	Low	**High**
Diluted earnings per common share	$1.95	$2.01
Real estate depreciation and amortization	0.92	0.92
DFL depreciation	0.03	0.03
Joint venture FFO adjustments	0.02	0.02
Diluted FFO per common share	**$2.92**	**$2.98**
Mid-point of full year 2013 diluted FFO per common share	**$2.95**	
2013 Projected dividends per common share[2]	**$2.10**	
2013 Projected FFO payout ratio	**71%**	

(1) Except as otherwise noted above, the foregoing projections reflect management's view of current and future market conditions, including assumptions with respect to rental rates, occupancy levels, development items and the earnings impact of the events referenced in this release. Except as otherwise noted, these estimates do not reflect the potential impact of future acquisitions, dispositions, other impairments or recoveries, the future bankruptcy or insolvency of our operators, lessees, borrowers or other obligors, the effect of any future restructuring of our contractual relationships with such entities, gains or losses on marketable securities, ineffectiveness related to our cash flow hedges, or existing and future litigation matters including the possibility of larger than expected litigation costs and related developments. There can be no assurance that our actual results will not differ materially from the estimates set forth above. The aforementioned ranges represent management's best estimate of results based upon the underlying assumptions as of the date of this press release. Except as otherwise required by law, management assumes no, and hereby disclaims any, obligation to update any of the foregoing projections as a result of new information or new or future developments.

(2) The annualized distribution rate for 2013 is based on a quarterly cash dividend of $0.525 per common share declared by the Company's Board of Directors on January 25, 2013.

BOARD OF DIRECTORS / SENIOR MANAGEMENT

BOARD OF DIRECTORS

James F. Flaherty III
Chairman and
Chief Executive Officer
HCP, Inc.

Christine N. Garvey
Former Global Head of Corporate
Real Estate Services
Deutsche Bank AG

David B. Henry
Vice Chairman, President
and Chief Executive Officer
Kimco Realty Corporation

Lauralee E. Martin
Chief Executive Officer, Americas
and Chief Financial Officer
Jones Lang LaSalle Incorporated

Michael D. McKee
Chief Executive Officer
Bentall Kennedy U.S., L.P.

Peter L. Rhein
Partner
Sarlot & Rhein

Kenneth B. Roath
Chairman Emeritus
HCP, Inc.

Joseph P. Sullivan
Chairman Emeritus of the
Board of Advisors
RAND Health

SENIOR MANAGEMENT

James F. Flaherty III
Chairman and
Chief Executive Officer

Jonathan M. Bergschneider
Executive Vice President
Life Science Estates

Paul F. Gallagher
Executive Vice President
and Chief Investment Officer

Edward J. Henning
Executive Vice President

Thomas D. Kirby
Executive Vice President
Acquisitions and Valuations

Thomas M. Klaritch
Executive Vice President
Medical Office Properties

James W. Mercer
Executive Vice President
General Counsel and
Corporate Secretary

Timothy M. Schoen
Executive Vice President
and Chief Financial Officer

Susan M. Tate
Executive Vice President
Post-Acute and Hospitals

Kendall K. Young
Executive Vice President
Senior Housing

HCP SHAREHOLDER INFORMATION

Copies of the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission are available without charge upon request to the Corporate Secretary of HCP at the Company's corporate headquarters and are accessible on the Company's website, www.hcpi.com.


MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C018793


HCP

HCP CORPORATE HEADQUARTERS
3760 Kilroy Airport Way
Suite 300
Long Beach, CA 90806
562.733.5100
www.hcpi.com

NASHVILLE OFFICE
3000 Meridian Boulevard
Suite 200
Franklin, TN 37067

SAN FRANCISCO OFFICE
400 Oyster Point Boulevard
Suite 409
South San Francisco, CA 94080



48 TREES
PRESERVED FOR THE FUTURE



29.4 MILLION BTUS
ENERGY CONSERVED



9,496 kWh
KILOWATT HOURS OF ELECTRICITY OFFSET



9,623 LBS CO_2
REDUCTION IN GREENHOUSE GASES



20,982 GAL
WASTEWATER REDUCTION



1,982 LBS
SOLID WASTE ELIMINATED

This is a greener annual report. By producing our report in this manner, HCP reduces its impact on the environment in the ways listed above.


HCP

HCP, Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, California 90806

March 15, 2013

Dear Stockholder,

You are cordially invited to attend HCP, Inc.'s 2013 annual meeting of stockholders (the "Annual Meeting"), which will be held at the Long Beach Marriott, 4700 Airport Plaza Drive, Long Beach, California 90815 on Thursday, April 25, 2013, at 9:30 a.m., Pacific Time.

As part of our commitment to sustainability, we are pleased to furnish proxy materials to stockholders primarily via the Internet. On or about March 15, 2013, we mailed to each of our stockholders (other than those who previously requested electronic delivery or to whom we are mailing a paper copy of the proxy materials) a Notice of Internet Availability containing instructions on how to access the proxy materials and submit a proxy via the Internet. The Notice of Internet Availability also contains instructions on how to receive paper copies of the proxy materials free of charge. In addition, we participate in the SEC's "householding" process, whereby single copies of the proxy materials are provided to multiple stockholders sharing the same address.

Please refer to the attached Notice of Annual Meeting of Stockholders and Proxy Statement for detailed information about the Annual Meeting and each of the proposals to be presented for a vote. For most items, including the election of directors, your shares will not be voted if you do not submit your proxy or voting instructions via the Internet, by telephone (if available), or by returning a proxy or voting instruction card.

Your vote is important to us. Whether or not you expect to attend the Annual Meeting, please submit your proxy or voting instructions as soon as possible. Thank you.

Sincerely,

James W. Mercer
Executive Vice President, General Counsel
and Corporate Secretary

Long Beach, California

HCP, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Time and Date	9:30 a.m., Pacific Time on Thursday, April 25, 2013
Location	Long Beach Marriott, 4700 Airport Plaza Drive, Long Beach, California 90815
Record Date	March 1, 2013

ANNUAL MEETING AGENDA AND VOTING

Proposal	Recommendation of the Board
1. Election of the eight director nominees named in this Proxy Statement	**FOR EACH DIRECTOR NOMINEE**
2. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013	**FOR**
3. Advisory vote to approve executive compensation	**FOR**
4. Transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof	

How to Vote

- Please submit your proxy or voting instructions as soon as possible to instruct how your shares are voted at the Annual Meeting, even if you plan to attend.
- You may submit your proxy or voting instructions via the Internet, by telephone (if available), in person, or, if you received a printed version of these proxy materials, by mail.
- If you hold your shares through a broker, your broker will NOT be able to vote your shares with respect to the election of directors or the advisory vote to approve executive compensation unless you have submitted voting instructions to your broker. We strongly encourage you to submit your voting instructions.
- See "Additional Information About the Annual Meeting" on page 44 of this Proxy Statement for more information.

ATTENDING THE ANNUAL MEETING IN PERSON

The Annual Meeting will begin promptly at 9:30 a.m., Pacific Time.

If you submit a proxy or voting instructions, your shares will be voted at the Annual Meeting even if you are not able to attend. If you submit a proxy or voting instructions and decide later to attend and vote in person, your previously submitted proxy or voting instructions will not be used.

If you hold your shares through a bank, broker or other nominee, you may vote your shares at the Annual Meeting only if you obtain and present at the Annual Meeting a "legal proxy" from your bank, broker or nominee that gives you the right to vote the shares.

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2012 are available on the Internet at *http://materials.proxyvote.com/HCP*. You can also view these materials at *www.proxyvote.com* by using the control number provided on your proxy card or Notice of Internet Availability of Proxy Materials.

TABLE OF CONTENTS

PROXY STATEMENT HIGHLIGHTS

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Director Nominees

Name	Age	Occupation	Independent	Director Since	Committee Memberships AC	CC	NCGC
James F. Flaherty III	55	Chairman and CEO of HCP, Inc.		2002			
Christine N. Garvey	67	Former Global Head of Corporate Real Estate Services at Deutsche Bank AG	✓	2007	C		
David B. Henry	64	President and CEO of Kimco Realty Corporation	✓	2004		C	✓
Lauralee E. Martin	62	Chief Executive Officer, Americas and Chief Operating and Financial Officer of Jones Lang LaSalle Incorporated	✓	2008	✓	✓	
Michael D. McKee*	67	CEO of Bentall Kennedy U.S., L.P.	✓	1989			C
Peter L. Rhein	71	General Partner of Sarlot and Rhein	✓	1985	✓	✓	
Kenneth B. Roath	77	Chairman Emeritus of HCP, Inc.	✓	1986			
Joseph P. Sullivan	70	Chairman Emeritus of the Board of Advisors of RAND Health	✓	2004			✓

* *Lead Director*
C *Committee Chair*
AC *Audit Committee*
CC *Compensation Committee*
NCGC *Nominating and Corporate Governance Committee*

Company Performance During 2012

We continued to deliver strong corporate performance in 2012, both in the performance of our investment portfolio and in other important corporate objectives, including balance sheet management, operating efficiency and sustainability. In 2012, we:

- Achieved one-year total shareholder return of 14.2% and three-year total shareholder return of 20.0%;
- Realized strong investment portfolio performance with a same property increase of 4.2%;
- Increased the 2013 dividend by 5.0% in January of this year—our largest dividend increase in over ten years;
- Continued to be the only REIT in the S&P 500 Dividend Aristocrats Index (which recognizes S&P 500 companies that have increased their dividend for at least 25 consecutive years);
- Completed $2.5 billion of accretive investments across each of our five property types within our 5 × 5 business model;
- Repriced our $1.5 billion line of credit realizing a 55 basis point reduction in borrowing costs, and extended the maturity until 2016;
- Achieved upgraded credit ratings of Baa1/BBB+/BBB+, which represent our highest ratings in the past decade;
- Operated efficiently, resulting in general and administrative costs as a percentage of total assets at year end of 0.36%, representing the lowest amount in our history;

- Continued our commitment to sustainability, resulting in:
  - Numerous awards and recognitions, including NAREIT's 2012 Healthcare Leader in the Light Award (1st overall), Global Real Estate Sustainability Benchmark Survey's Healthcare and Hotels Sector Leader (1st overall) and named to the FTSE4Good Index Series (including its US 100 Index) for meeting globally recognized corporate responsibility standards;
  - 35 ENERGY STAR labels in 2012 (total 93) and the leader in the Medical Office Building category; and
  - A decrease in utility expenses of $1.3 million on a same-property basis in 2012 versus 2011 for the Medical Office Building portfolio.

Executive Compensation Highlights

- A substantial portion of compensation for our executives is awarded in the form of performance-based compensation, such as annual bonuses and long-term equity incentives that vest only if certain performance goals are achieved.
- For 2012, the Compensation Committee of our Board of Directors (the "Compensation Committee") approved executive compensation arrangements for Mr. Flaherty, our Chairman, Chief Executive Officer and President, that resulted in approximately 93% of his total direct compensation contingent on the achievement of specific performance goals and/or having a value that is derived from our stock price, with his base salary constituting the balance of his 2012 total direct compensation. The grant date fair value of Mr. Flaherty's long-term equity incentive awards for 2012 constituted approximately 76% of his total direct compensation for 2012. Based on public information available at the time of grant of the awards, this percentage is substantially greater than the median level for similar positions at peer companies.
- The annual equity grants to our executive officers in January 2012 consisted primarily of performance-based restricted stock unit awards. The Compensation Committee established target thresholds in January 2012 based upon a forecast of HCP's funds from operations per share ("FFO Per Share") for the year ended 2012. Upon achievement of such thresholds, these awards were eligible to commence vesting in January 2013 subject to a four-year vesting schedule. This vesting schedule also provides a retention incentive for our executive officers.
- The balance of each executive's 2012 annual equity award consists of stock options that have value only to the extent that our stock price increases following the grant date.
- For 2012, as in prior years, the award of annual bonuses to the executive officers participating in our executive bonus program was determined based in part on our FFO Per Share relative to target thresholds established by the Compensation Committee at the beginning of the fiscal year.
- To promote alignment of management and stockholders' interests, our Chairman and Chief Executive Officer is required under HCP's stock ownership program to own securities with a value equal to at least six times his base salary and each other executive officer at the level of executive vice president or higher is required to own securities with a value equal to at least three times his or her base salary. In addition, our executive officers are prohibited from entering into short sales of our common stock, trading in "puts" and "calls" or other derivative securities that relate to our common stock, and engaging in hedging or monetization transactions that are designed to hedge or offset any decrease in the market value of HCP securities.
- Consistent with good corporate practices, the Compensation Committee has adopted a Policy Regarding the Recoupment of Certain Compensation Payments, commonly referred to as a "clawback policy," which is retroactive to prior years and further described below.
- The Compensation Committee retains and, in setting HCP's executive compensation policies, regularly seeks the advice of an independent compensation consultant.


HCP

HCP, Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, California 90806

PROXY STATEMENT

Our Board of Directors solicits your proxy for the 2013 annual meeting of stockholders (the "Annual Meeting") and any adjournment or postponement thereof. These proxy materials are first being made available to our stockholders on March 15, 2013.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

Pursuant to our Charter and Bylaws, our Board has set the number of authorized directors on our Board at eight and has nominated eight directors for election at the Annual Meeting. Each of the eight directors elected at the Annual Meeting will serve until the 2014 annual meeting of stockholders and until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Election

Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated James F. Flaherty III, Christine N. Garvey, David B. Henry, Lauralee E. Martin, Michael D. McKee, Peter L. Rhein, Kenneth B. Roath and Joseph P. Sullivan for election to the Board. All of our director nominees are currently directors of HCP and were previously elected to serve on the Board by our stockholders.

Each of the nominees for election has consented to be named in this Proxy Statement and to serve as a director if elected. If any nominee becomes unavailable for any reason (which is not anticipated), your proxy may be voted for such other person or persons as may be determined by the holders of your proxy or for the balance of the nominees, leaving a vacancy, unless our Board chooses to reduce the number of directors serving on the Board.

Biographical information about each of the Board's director nominees is included below under "Directors and Executive Officers."

Voting Standard

A director nominee will be elected at the Annual Meeting if he or she receives a majority of the votes cast with respect to his or her election (that is, the number of votes cast FOR the nominee must exceed the number of votes cast AGAINST the nominee).

If a director nominee is not re-elected, Maryland law provides that the director would continue to serve on the Board as a "holdover director." Under our Bylaws, a director who fails to be elected must tender his or her resignation to our Board, subject to acceptance by the Board. The Nominating and Corporate Governance Committee will then make a recommendation to our Board on whether to accept the resignation or whether other action should be taken. Our Board will act on the committee's recommendation and publicly disclose its decision, along with its rationale, within 90 days of certification of the election results.

Board Recommendation

Our Board of Directors recommends that you vote **FOR** each of the eight director nominees.

DIRECTORS AND EXECUTIVE OFFICERS

Our Directors

Following is a brief biographical description of each of our nominees for election as a director, including the principal occupation of and directorships held by each director for at least the past five years, as well as the specific experience, qualifications, attributes and skills that led to the conclusion that each director should serve as a member of our Board of Directors.

James F. Flaherty III, 55, has been Chairman of our Board of Directors since May 2005, our Chief Executive Officer since May 2003, and our President and a member of our Board since joining us in October 2002. Prior to joining HCP, he served at Merrill Lynch & Co. for 19 years in a variety of investment banking, capital markets and private equity functions in New York, London and Los Angeles and was head of Merrill Lynch's Global Healthcare Group. Mr. Flaherty is a member of the Board of Trustees of the University of Notre Dame and the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). He also previously served on the Board of Directors of Quest Diagnostics Incorporated. Mr. Flaherty brings to our Board an intimate knowledge of HCP's day-to-day operations, which gives him a detailed understanding of HCP's business strategy and operations that is invaluable to the Board. In addition, his prior investment banking and finance experience, particularly in the healthcare industry as head of Merrill Lynch's Global Healthcare Group, provides particular expertise to our Board as it considers HCP's investment opportunities and capital needs.

Christine N. Garvey, 67, has served on our Board of Directors since 2007. She was the Global Head of Corporate Real Estate Services at Deutsche Bank AG from 2001 to 2004. Prior to that, she served as Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. and as Group Executive Vice President at Bank of America. Ms. Garvey has served as a member of the Board of Directors of ProLogis, Inc. (NYSE:PLD), a real estate investment trust ("REIT"), since June 2011, and was a member of the Board of Trustees and the Board of Directors, respectively, of its predecessors, ProLogis (since September 2005) and Catellus Development Corporation (since 1995). She is also a member of the Board of Directors of UnionBanCal Corporation, MPG Office Trust (NYSE:MPG), an office building REIT, and Toll Brothers, Inc. (NYSE:TOL) and served on the Board of Directors of Hilton Hotels Corporation through October 2007. Ms. Garvey brings to our Board extensive operational expertise from her more than 25 years of real estate management experience and a valuable perspective gained through her experience serving as a director and audit committee member of other NYSE-listed companies.

David B. Henry, 64, has served on our Board of Directors since 2004. He has been Chief Executive Officer of Kimco Realty Corporation (NYSE:KIM), a REIT ("Kimco"), since December 2009 and President of Kimco since November 2008. Mr. Henry joined Kimco in 2001 as Vice Chairman and Chief Investment Officer after 23 years at GE, where he was Chief Investment Officer and Senior Vice President of GE Capital Real Estate and Chairman of GE Capital Investment Advisors. At GE, he was responsible for helping to manage real estate investments totaling more than $20 billion in 11 countries worldwide. Mr. Henry is a director of Fairfield County Bank, a $1.6 billion community bank in Ridgefield, Connecticut. He also serves as a Trustee and is a past Chairman of the International Council of Shopping Centers (ICSC), and is a member of the Real Estate Roundtable. Additionally, Mr. Henry serves as a member of the Executive Board of NAREIT. Mr. Henry's extensive real estate investment experience, gained from his management of real estate investments for significant public companies for a period of more than 30 years, brings to our Board a comprehensive understanding of the REIT industry.

Lauralee E. Martin, 62, has served on our Board of Directors since 2008. She has been the Chief Executive Officer, Americas of Jones Lang LaSalle Incorporated (NYSE:JLL), one of the world's leading real estate services and money management firms, since January 2013. She has been the Executive Vice President and Chief Financial Officer of Jones Lang LaSalle since January 2002. In January 2005 she was appointed to the additional position of Chief Operating Officer. She has also served on its Board of Directors since 2005. Ms. Martin joined Jones Lang LaSalle after 15 years with Heller Financial, Inc. where she was Executive Vice President, Chief Financial Officer and President of the Real Estate Finance Division. Ms. Martin serves on the Board of Kaiser Aluminum Corporation (NYSE:KALU), a leading producer of aluminum products, and previously served as a director of KeyCorp (NYSE:KEY), one of the nation's largest bank based financial services companies, from 2003 through 2010 and of Gables Residential Trust, a real estate investment trust, from 1994 through 2005. Ms. Martin's experience in key operational and finance roles at Jones Lang LaSalle and Heller Financial, Inc. over more than 20 years provides our Board with significant operational and financial expertise with specific application to the real estate industry.

Michael D. McKee, 67, has served on our Board of Directors since 1989. He has been Chief Executive Officer of Bentall Kennedy U.S., L.P. ("Bentall Kennedy"), one of the largest privately-owned real estate investment advisory firms in North America, since February 2010. Mr. McKee retired in September 2008 as the Chief Executive Officer and Vice Chairman of the Board of Directors of The Irvine Company, a privately-held real estate development and investment company, where he had been an executive officer since 1994. Prior to that, he was a partner with the law firm of Latham & Watkins LLP from 1986 to 1994. Mr. McKee is the Chairman of the Board of Directors of Realty Income Corporation (NYSE:O), a REIT, and serves on the Board of Directors of First American Financial Corporation (NYSE:FAF), a title insurance and financial services company, and of the Tiger Woods Foundation. He also previously served as a director of Mandalay Resort Group, Irvine Apartment Communities Inc. and Oasis Residential, Inc. Mr. McKee's real estate experience with Bentall Kennedy and The Irvine Company as well as his legal background bring to our Board the perspective of a business leader who has evaluated operational and business issues similar to those facing HCP.

Peter L. Rhein, 71, has served on our Board of Directors since 1985. He has been a general partner of Sarlot and Rhein, a real estate investment partnership, since 1967 and member of the Management Committee of BBC Properties, LLC, a real estate investment and development company, since October 2001. From 1970 until 1984, he was employed in various capacities by Wells Fargo Realty Advisors and its affiliates. From 1985 to 2008, Mr. Rhein chaired the Audit Committee of HCP. From 1993 to 1998, Mr. Rhein was a director and chaired the Audit Committee of Oasis Residential, Inc., a NYSE REIT. Since 2004, Mr. Rhein has served as a director of Cohen & Steers, Inc. (NYSE:CNS), one of the nation's largest managers of real estate mutual funds. He also serves as a member of the Board of Visitors, Claremont Graduate University, School of Politics and Economics. He is a certified public accountant and his extensive real estate investment and development experience over the past 40 years provides our Board with valuable insights regarding the commercial real estate market. This experience, combined with his long-time board and audit committee service with HCP, gives Mr. Rhein a detailed understanding of HCP and makes him a valuable resource to our Board.

Kenneth B. Roath, 77, has been our Chairman Emeritus since May 2005, Chairman of our Board of Directors since 1988 and a member of the Board since 1986. Mr. Roath joined HCP at its inception in March 1985, and prior to it becoming a public company, served as President and Chief Operating Officer. From 1988 until May 2003, he was our Chief Executive Officer. Mr. Roath has served on the boards of Arden Realty, Inc., Franchise Finance Corporation of America and Spirit Finance Corporation and is a former Chairman of NAREIT. Mr. Roath's tenure and leadership experience with HCP since its inception brings to the Board a unique perspective with respect to HCP's business strategy and operations.

Joseph P. Sullivan, 70, has served on our Board of Directors since 2004. He is Chairman Emeritus of the Board of Advisors of RAND Health and past Chairman of the Board of Advisors of the UCLA Medical Center. From March 2000 through March 2003, he served as Chairman of the Board and Chief Executive Officer of Protocare, Inc., a healthcare clinical trials and consulting organization. Mr. Sullivan was Chairman of the Board, Chief Executive Officer and President of American Health Properties, Inc. from 1993 until HCP's acquisition of American Health Properties in 1999. He is a director of MPG Office Trust, Inc. (NYSE:MPG), an office building REIT, and CIGNA Corporation (NYSE:CI), a global health service company. Mr. Sullivan served as a director of Covenant Care, Inc., a provider of long term care services, from 2000 until 2006, and of Amylin Pharmaceuticals, Inc. (NASDAQ:AMLN), a biopharmaceutical company, from 2003 until 2012. He also has 20 years of investment banking experience with Goldman Sachs. Mr. Sullivan's executive experience with American Health Properties, Inc., combined with his extensive background in investment banking and the healthcare industry, provides our Board with significant expertise relevant to HCP's business.

Our Executive Officers

The following sets forth biographical information regarding our executive officers, other than Mr. Flaherty, whose biographical information is set forth above.

Jonathan M. Bergschneider, 38, is Executive Vice President—Life Science Estates. He served as our Senior Vice President—Life Science Estates from January 2008 to May 2011. Mr. Bergschneider joined HCP in 2007 as Vice President in conjunction with our acquisition of Slough Estates (USA). He was previously employed by Slough Estates from 2000 to 2007 during the creation and build-out of that company's life science portfolio.

Paul F. Gallagher, 52, became our Executive Vice President—Chief Investment Officer in May 2006 after joining HCP as Executive Vice President—Portfolio Strategy in October 2003. From 1988 until he joined HCP, Mr. Gallagher was employed by GE Capital Real Estate in various positions, including as Managing Director of its Strategic Ventures department.

Edward J. Henning, 60, is Executive Vice President. He served as our Executive Vice President, General Counsel and Corporate Secretary from January 2007 to May 2010, and as our Chief Administrative Officer from January 2008 to May 2010. From 1995 until January 2007, Mr. Henning served as our Senior Vice President, General Counsel and Corporate Secretary. He joined us in 1994 as Vice President, Senior Legal Counsel and Corporate Secretary. Previously, Mr. Henning was Vice President and Legal Counsel at Weyerhaeuser Mortgage Company from 1992 to 1994. Prior to that, he was in private practice at Latham & Watkins.

Thomas D. Kirby, 66, became our Executive Vice President—Acquisitions and Valuations in January 2009. He previously served as our Senior Vice President—Acquisitions and Valuations since February 2006. Prior to that time, Mr. Kirby served as Vice President—Acquisitions and Valuations of HCP since November 1998. He joined HCP after 20 years with Valuation Counselors, Inc., a national healthcare valuation firm.

Thomas M. Klaritch, 55, is Executive Vice President—Medical Office Properties. From October 2003 through April 2008, he served as our Senior Vice President—Medical Office Properties. Prior to that, he was a founding member and Chief Financial Officer of MedCap Properties LLC, a real estate company located in Nashville, Tennessee that owned, operated and developed real estate in the healthcare field. HCP acquired MedCap Properties LLC in October 2003. Mr. Klaritch is a certified public accountant.

James W. Mercer, 68, became our Executive Vice President, General Counsel and Corporate Secretary in July 2011. He was previously Of Counsel at Bryan Cave LLP for five years. Mr. Mercer has over 40 years of experience serving in both legal counsel and senior management capacities, including 15 years as a Partner at Hennigan, Mercer & Bennett and five years as Special Counsel at WebMD Corporation.

Timothy M. Schoen, 45, became our Executive Vice President and Chief Financial Officer in May 2011. He was previously our Executive Vice President—Life Science and Investment Management since January 2009 and prior to that time was our Senior Vice President—Investment Management since January 2007 and our Vice President—Acquisitions/Dispositions from April 2006 to January 2007. From 1997 until he joined HCP, Mr. Schoen was employed by Kilroy Realty Corporation (NYSE: KRC), a REIT that owns, develops and operates office and industrial buildings, and served as its Vice President, Corporate Finance.

Susan M. Tate, 52, is Executive Vice President—Post-Acute and Hospitals. From January 2009 through February 2012, she served as our Executive Vice President—Asset Management and Senior Housing, and from February 2007 through January 2009 she served as our Senior Vice President—Asset Management. Prior to joining us, Ms. Tate spent 19 years at JPMorgan and its predecessor institutions in both healthcare and real estate lending positions, including as Vice President, Real Estate Corporate Banking.

Kendall K. Young, 52, is Executive Vice President—Senior Housing. From September 2010 through February 2012, he served as Executive Vice President. Prior to joining us, from May 2007 to September 2010, he was a Managing Director at Strategic Value Partners in Greenwich, Connecticut. In his position as Global Head of Asset Management, Mr. Young was responsible for managing all aspects of a large commercial property portfolio. Before that, he held Managing Director positions with Merrill Lynch and GE Capital Real Estate, where he originated transactions and managed large U.S. and international portfolios of real estate equity and debt investments.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board Independence

Our Board of Directors has affirmatively determined that each of Mses. Garvey and Martin and Messrs. Henry, McKee, Rhein, Roath and Sullivan is independent within the meaning of the rules of the New York Stock Exchange (the "NYSE"). We refer to these directors in this Proxy Statement as the "Independent Directors."

Board Leadership Structure

Our Board of Directors believes it is important to select our Chairman and our Chief Executive Officer in the manner it considers in the best interests of HCP at any given point in time. The members of our Board possess considerable business experience and in-depth knowledge of the issues HCP faces, and are therefore in the best position to evaluate HCP's needs and how best to organize HCP's leadership structure to meet those needs. Our Board, through the Nominating and Corporate Governance Committee, assesses the role of Chairman and Chief Executive Officer annually to ensure that the most efficient and appropriate structure is in place. As a result of our most recent leadership review, our Board believes that the most effective leadership structure for HCP at this time is for Mr. Flaherty to continue to serve as both our Chairman and Chief Executive Officer. Mr. Flaherty's combined role as Chairman and Chief Executive Officer demonstrates clearer accountability and provides a single leader who speaks with one voice to our stockholders, tenants, partners, employees, other stakeholders and the public. The combined Chairman and Chief Executive Officer role also enhances transparency between management and our Board by serving as an efficient and effective bridge for communication between the Board and management on significant business developments and time-sensitive matters, and provides unified leadership for carrying out our strategic initiatives and business plans.

The combined Chairman and Chief Executive Officer role is both counterbalanced and enhanced by the independence of the Board, the independent leadership provided by our Lead Director and independent committee chairs and the governance policies and practices in place at HCP. Our Lead Director, currently Mr. McKee, is selected by our Independent Directors to promote the independence of the Board and appropriate oversight of management and to facilitate free and open discussion and communication among the Independent Directors. The Lead Director presides at all executive sessions at which only non-management directors are present. These meetings are held in conjunction with the regularly scheduled quarterly meetings of the Board, but may be called at any time by our Lead Director or any of our other Independent Directors. In 2012, our Independent Directors met four times in executive session. Our Lead Director sets the agenda for these executive sessions and discusses issues that arise from those meetings with our Chairman. Our Lead Director also advises the Chairman regarding Board meeting agendas and may request inclusion of additional agenda items for meetings of the Board.

Committees of the Board

Our Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of these committees operates pursuant to a written charter, current copies of which are posted on our website at *www.hcpi.com* under Investor Relations—Corporate Governance—Committee Charters. Our Board dissolved its standing Finance Committee on April 26, 2012.

The following table identifies the current members of each of the standing Board committees and the number of meetings each committee held in 2012. Messrs. Flaherty and Roath are not members of any of our standing Board committees.

Name	Audit	Compensation	Nominating and Corporate Governance
Christine N. Garvey	Chair		
David B. Henry		Chair	✓
Lauralee E. Martin	✓	✓	
Michael D. McKee			Chair
Peter L. Rhein	✓	✓	
Joseph P. Sullivan			✓
Number of Committee Meetings Held in 2012	5	6	2

Our Board has determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees is independent within the meaning of applicable NYSE rules, and that each member of the Audit Committee is independent within the meaning of applicable SEC rules.

Audit Committee. The primary purpose of our Audit Committee is to assist the Board with its oversight responsibilities regarding (i) the integrity of HCP's financial statements and internal controls over financial reporting; (ii) HCP's compliance with legal and regulatory requirements; (iii) the qualifications and independence of HCP's independent registered public accounting firm; (iv) the performance of HCP's internal audit function and independent registered public accounting firm; and (v) risk management. In addition, our Audit Committee is responsible for the Audit Committee Report included in this Proxy Statement under the heading "Audit Committee Report."

Our Audit Committee meets with members of our independent registered public accounting firm at least four times a year. To ensure independence of the audit, our Audit Committee consults separately and jointly with members of the independent registered public accounting firm and management.

Our Board has determined that each of Ms. Martin and Mr. Rhein is an audit committee financial expert within the meaning of applicable SEC rules and has accounting or related financial management expertise, and that all members of the Audit Committee are financially literate as required by NYSE rules.

Compensation Committee. Our Compensation Committee's responsibilities include (i) evaluating and approving HCP's compensation plans, policies and programs; (ii) reviewing HCP's compensation philosophy; (iii) reviewing and approving HCP's corporate goals and objectives relating to the compensation of our Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and determining and approving the Chief Executive Officer's compensation based on such evaluation; (iv) reviewing and approving, annually, the compensation levels for any executive vice president and other Section 16 officers of HCP; (v) reviewing and approving any employment agreements, executive retirement plans and severance arrangements for senior vice presidents and above; (vi) managing and reviewing HCP's bonus, long-term incentive compensation, stock option, employee pension and deferred compensation plans; (vii) reviewing and approving HCP's policies concerning perquisite benefits; (viii) determining HCP's policy with respect to change of control payments; and (ix) managing and reviewing HCP's director and officer indemnification matters.

Our Compensation Committee also reviews and recommends to our Board the compensation paid to Independent Directors. Our Board is responsible for approving any changes to the compensation for our Independent Directors.

Our Compensation Committee may delegate to subcommittees such authority as it deems appropriate, except for authority to approve compensation levels and award grants for specified officers and the authority the committee is required to exercise by applicable law or regulation. The committee has delegated to the Stock Award Subcommittee the authority to make restricted stock grants to vice presidents and more junior employees of up to an annual aggregate limit of 75,000 shares of our common stock. Mr. Flaherty is currently the sole member of the Stock Award Subcommittee. The Compensation Committee has no current intention to delegate any other of its authority to any other committee or subcommittee. Our executive officers, including the Named Executive Officers (as defined under "Executive Compensation—Compensation Discussion and Analysis"), do not have any role in determining the form or amount of compensation paid to our Named Executive Officers. However, our Chief Executive Officer does make recommendations to the Compensation Committee with respect to compensation paid to the other executive officers.

Our Compensation Committee is authorized to retain independent counsel, compensation and benefits consultants and other outside experts or advisors to carry out its duties. Since November 2008, the committee has retained the firm of FPL Associates, L.P. ("FPL Associates") as its compensation consultant. For 2012, FPL Associates advised the committee with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (*e.g.*, proportion of fixed pay to incentive pay and proportion of annual cash pay to long-term incentive pay) and setting compensation levels. FPL Associates also reviewed comparable equity REITs for 2012 and assisted the committee with obtaining and evaluating current executive compensation data for these companies. The Compensation Committee made its 2012 compensation decisions, including decisions with respect to the Named Executive Officers' compensation, after consulting with FPL Associates. FPL Associates reports directly to the Compensation Committee and works with management only on matters for which the committee is responsible. During 2012, FPL Associates did not perform work for HCP other than pursuant to its engagement by the Compensation Committee. The Compensation Committee has assessed the independence of FPL Associates and concluded that its engagement of FPL Associates does not raise any conflict of interest with HCP or any of its directors or executive officers.

Nominating and Corporate Governance Committee. Pursuant to its charter, the Nominating and Corporate Governance Committee's responsibilities include: (i) identifying qualified candidates to become Board members; (ii) recommending to our Board director nominees for election by the stockholders; (iii) selecting candidates to fill any vacancies on our Board; (iv) developing and recommending to our Board a set of corporate governance guidelines and principles applicable to HCP and our Board; and (v) overseeing the evaluation of the Board. For additional information about the selection of director nominees, see the section below entitled "Director Selection Process."

Board and Stockholder Meeting Attendance

Our policy is that directors should make every effort to attend all meetings of the Board and the annual meeting of stockholders, as well as the meetings of committees of which they are members. During 2012, our Board of Directors held 10 meetings. Each of our directors attended at least 75% of the meetings of the Board and each of its committees on which he or she served during 2012. All but one of our Board members attended the 2012 annual meeting of stockholders.

Director Selection Process

Identifying and Evaluating Director Nominee Candidates. Our Nominating and Corporate Governance Committee does not set specific, minimum qualifications that nominees must meet in order to be recommended as a candidate for election to the Board. Rather, the committee considers a number of factors when reviewing potential nominees for the Board, including: (i) personal and professional integrity, ethics and values; (ii) experience in corporate management, such as serving as an officer or former officer of a publicly held company; (iii) experience in our industry; (iv) experience with relevant social policy concerns; (v) experience as a board member of another publicly held company; (vi) the ability and willingness to commit adequate time to our Board and its committee matters; (vii) the fit of the individual's skills with those of the other members (and potential members) of our Board in building a board that is effective, collegial and responsive to HCP's needs; (viii) academic expertise in an area of HCP's operations; and (ix) practical and mature business judgment. We do not have a formal policy for the consideration of diversity in identifying nominees for director. However, in addition to the criteria set forth above, the committee strives to create diversity in perspective, background and experience in the Board as a whole when identifying and selecting nominees for the Board. On an annual basis, as part of the Board's self-evaluation, the Board assesses whether the mix of Board members is appropriate.

In identifying and selecting potential director nominees, the Nominating and Corporate Governance Committee will consider candidates recommended by various sources, including any member of the Board, any stockholder or senior management. The committee may also hire a search firm. All potential director nominees will be initially reviewed by the Chairman of the committee, or in the Chairman's absence, any other member of the committee delegated to initially review director candidates. The reviewing committee member will make an initial determination as to the qualifications and fit of such candidates based on the criteria set forth above. If the reviewing committee member determines that it is appropriate to proceed, the Chairman and Chief Executive Officer and at least one member of the Nominating and Corporate Governance Committee will interview the prospective director candidate. Other Board members may also interview a prospective candidate. The committee will provide progress updates to the Board and will meet to consider and recommend final director candidates to the entire Board. The Board then determines which candidates are nominated or elected to fill a vacancy.

Stockholder Recommendations. The Nominating and Corporate Governance Committee will consider candidates properly recommended by stockholders in the same manner as recommendations received from other sources. Stockholder recommendations must be submitted in writing to the Chairman of the Nominating and Corporate Governance Committee, c/o HCP, Inc., 3760 Kilroy Airport Way, Suite 300, Long Beach, California 90806, together with the proposed candidate's name, address, age, appropriate biographical information, descriptions of the candidate's qualifications and the relationship, if any, to the stockholder, together with any other information about the stockholder and the candidate that would otherwise be required pursuant to our Bylaws if the stockholder was nominating the candidate for election to the Board at an annual meeting of stockholders. Stockholders who are recommending candidates for consideration by the Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than January 1 of the year of the meeting.

Stockholder Nominations. In addition, our Bylaws permit stockholders to nominate director candidates for election to the Board at an annual meeting of stockholders. For a description of the process for nominating directors in accordance with our Bylaws, see "Other Matters—2014 Stockholder Proposals."

Risk Oversight

Our Board believes that effective risk management involves our entire corporate governance framework to ensure that risks are identified, monitored and addressed to limit exposures that could prevent HCP from meeting its business objectives. Management is responsible for identifying the material risks facing HCP, implementing appropriate risk management strategies that are responsive to HCP's risk profile, integrating consideration of risk and risk management into HCP's decision making process, and, if necessary, promulgating policies and procedures to ensure that information with respect to material risks is transmitted to senior executives, as well as to our Board and its appropriate committees. Our Board, primarily through the work of our Audit and Compensation Committees, provides Board level oversight of these risk management activities.

Consistent with NYSE rules, the Audit Committee provides oversight at the Board level with respect to risk assessment and risk management, including the integrity of HCP's financial statements and internal control over financial reporting, as well as the performance of HCP's internal audit function. The Board and Audit Committee are responsible for reviewing and discussing with management any significant risks or exposures faced by HCP, the steps management has taken to identify, mitigate, monitor or control such risks or exposures, and HCP's underlying policies with respect to risk assessment and risk management. Between January 2009 and January 2012, the Finance Committee shared a portion of the responsibility for overseeing HCP's enterprise risk management activities, although the Audit Committee retained the primary responsibility for reviewing and discussing HCP's risk management activities during this period. In addition, the Compensation Committee is responsible for overseeing HCP's assessment and management of risks related to compensation and stock option plans, policies and overall philosophy.

Our Board is regularly informed regarding the risk oversight discussions and activities of each of its committees and management. In connection with these risk oversight responsibilities, each committee delivers a report to the Board following each regular committee meeting and provides updates as necessary. In addition, management twice a year reports to the Board regarding our enterprise risk management and periodically provides updates to the Board and its committees.

Our Board leadership structure, discussed in detail under the heading "Board Leadership Structure," supports the Board's risk oversight function by providing unified leadership through a single Chairman and Chief Executive Officer, counterbalanced and enhanced by the independent leadership provided by our Lead Director. As further discussed above, this structure facilitates open discussion and communication among the Independent Directors and serves as an efficient and effective bridge for communication between the Board and management.

Compensation Risk Assessment. The Compensation Committee has concluded, in establishing and reviewing our executive compensation program, that our executive compensation program does not encourage unnecessary or excessive risk taking. Our executive compensation program reflects a balanced approach using both quantitative and qualitative assessments of performance without putting an undue emphasis on a single performance measure. Base salaries are fixed in amount and thus do not encourage risk taking. While our annual bonus plan focuses on achievement of annual goals, executives' annual bonuses are based on multiple company-level and individual performance criteria, and our Compensation Committee retains discretion to reduce bonus amounts otherwise payable based on any factors it deems appropriate. The Compensation Committee believes that the annual bonus plan appropriately balances risk and the desire to focus executives on specific annual goals important to our success.

A substantial portion of compensation provided to our executive officers is in the form of equity awards that further align executives' interests with those of our stockholders. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to HCP's stock price and, because grants are subject to long-term vesting schedules and stock ownership guidelines, executives should always have significant value tied to long-term stock price performance. Our current practice is to grant executives a mixture of options and performance restricted stock units, with the performance restricted stock units being subject to the achievement of FFO Per Share targets established by the Compensation Committee as further described under "Executive Compensation—Compensation Discussion and Analysis." The Compensation Committee believes this mixture provides an appropriate balance between the goals of increasing the price of our common stock (as stock options only have value if the stock price increases after the option is granted) and avoiding risks that could threaten HCP's growth and stability (as restricted stock units are exposed to decreases in the price of our common stock).

Clawback Policy. As described in more detail under "Executive Compensation—Compensation Discussion and Analysis" below, the Compensation Committee has also adopted a clawback policy that enables HCP to require reimbursement or cancellation of any portion of a cash or equity incentive award or payment received by an executive in circumstances where the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with a financial reporting requirement under the securities laws.

Policy on Hedging. Our Board recognizes that hedging against losses in HCP securities may disturb the alignment between the interests of our officers and directors and those of our other stockholders in our performance and prospects, which our stock ownership guidelines are intended to build. For this reason, officers, directors and employees are prohibited from entering into short sales of our common stock, trading in "puts" and "calls" or other derivative securities that relate to our common stock, and hedging or monetization transactions (such as prepaid variable forwards, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of HCP securities.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Corporate Governance Guidelines. Our Board has adopted Corporate Governance Guidelines, which direct our Board's actions with respect to, among other things, Board composition, Board meetings, the Board's standing committees, stockholder communications with the Board, expectations for directors, succession planning and self-evaluation. A current copy of our Corporate Governance Guidelines is posted on the Investor Relations—Corporate Governance section of our website at *www.hcpi.com*.

Code of Business Conduct and Ethics. Our Board has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer and controller. A current copy of our Code of Business Conduct and Ethics is posted on the Investor Relations—Corporate Governance section of our website at *www.hcpi.com*. In addition, waivers from, and amendments to, our Code of Business Conduct and Ethics that apply to our directors and executive officers, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions, will be timely posted in the Investor Relations—Corporate Governance section of our website at *www.hcpi.com*.

Stockholder Communications with the Board

Stockholders or other interested parties who wish to contact members of our Board, the Chairman, the Lead Director, any Board committee or our Independent Directors as a group may send written correspondence to the Board of Directors of HCP, Inc. at the mailing address for our executive offices at 3760 Kilroy Airport Way, Suite 300, Long Beach, California 90806. The name of any specific intended Board recipient or recipients should be clearly noted in the communication (including whether the communication is intended only for our Lead Director or Independent Directors as a group). Stockholders should provide proof of share ownership with their correspondence. It is also suggested that appropriate contact information be included in all correspondence. All communications will be received and processed by us and then directed to the appropriate member(s) of our Board.

DIRECTOR COMPENSATION—2012

The following table presents information regarding the compensation paid for 2012 to each of our Independent Directors. The compensation paid to Mr. Flaherty is presented in the Executive Compensation disclosures beginning on page 21. Mr. Flaherty is not entitled to receive additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Christine N. Garvey	105,000	124,080	—	—	—	—	229,080
David B. Henry	95,000	124,080	—	—	—	—	219,080
Lauralee E. Martin	75,000	124,080	—	—	—	—	199,080
Michael D. McKee	105,000	124,080	—	—	—	—	229,080
Peter L. Rhein	75,000	124,080	—	—	—	—	199,080
Kenneth B. Roath(2)	75,000	124,080	—	—	—	—	199,080
Joseph P. Sullivan	86,429(3)	124,080	—	—	—	—	210,509

(1) *The amounts reported in Column (c) of the table above reflect the fair value on the grant date of the restricted stock unit awards granted to our Independent Directors during 2012 as determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company's financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of stock awards contained in Note 16—Compensation Plans to the consolidated financial statements included as part of HCP's Annual Report on Form 10-K for the year ended December 31, 2012.*

We granted each of our Independent Directors an award of 3,000 restricted stock units on April 26, 2012. Each of these awards had a value of $124,080 based on the closing price of our common stock on the grant date. No option awards were granted to our Independent Directors during 2012. As of December 31, 2012, each of our Independent Directors held 7,500 unvested restricted stock units. Each award was granted subject to the terms of the 2006 Performance Incentive Plan (the "2006 Plan"). The Board administers the 2006 Plan with respect to these awards and has the ability to interpret and make all required determinations under the 2006 Plan.

(2) *During the period that Mr. Roath was employed by HCP, he accrued an annual retirement benefit pursuant to HCP's Amended and Restated Executive Retirement Plan (the "SERP"). Mr. Roath is the only participant in this plan. Mr. Roath's SERP benefit paid by HCP in 2012 was $624,629. This amount is not reported in the table above as it does not constitute compensation to Mr. Roath for his services as a director.*

(3) *The amount of cash fees paid to Mr. Sullivan for 2012 includes the pro rata portion of his annual retainer for service as Chair of the Finance Committee until its dissolution by the Board in April 2012.*

Director Compensation

Compensation for our Independent Directors during 2012 consisted of an annual retainer, an additional retainer for acting as Lead Director or the Chair of one of our Board's committees (other than the Nominating and Corporate Governance Committee), and an annual equity award.

Annual Retainers. The annual retainer is $75,000, and the additional annual retainer for the Lead Director is $30,000. In addition, the Chair for each of the Audit Committee and Compensation Committee receives an additional annual retainer of $30,000 and $20,000, respectively. Independent Directors are not provided any additional fees based on the number of meetings they attend.

HCP also reimburses Independent Directors for travel expenses incurred in connection with their duties.

Annual Equity Awards. On the date of each annual meeting of stockholders, each Independent Director who is elected receives an award of restricted stock units. In addition, each person who is initially elected or appointed as an Independent Director on a date other than the date of an annual meeting may receive an award of restricted stock units on the date of such initial election or appointment. The number of shares subject to these awards is determined by the Board at the time of grant. Additionally, these awards vest ratably over four years from the date of grant and are subject to forfeiture if the director's membership terminates prior to vesting. However, the awards will automatically vest if the director's service terminates due to death, disability or a qualified retirement. The awards may also vest in connection with a change in control of HCP if the award is not assumed by the successor company. The director does not have the right to vote or dispose of the restricted stock units subject to these awards, but does have the right to receive cash payments as dividend equivalents. The dividend equivalents are based on the amount of dividends paid by HCP during the term of the award on the number of shares equal to the number of outstanding and unpaid units then subject to the award. Such payments are made concurrently with the related dividends paid to HCP's stockholders.

Director Stock Ownership Guidelines. Independent Directors are required to accumulate over time shares of HCP stock equal in value to at least five times the amount of the annual cash retainer for directors (currently $375,000). As to new Independent Directors, the guidelines are effective on the first May 15th that occurs more than five years after the director first becomes a member of our Board. Once subject to the guidelines, a director's level of stock ownership will be reviewed annually on May 15th for as long as the director remains in office.

Director Deferred Compensation Plan. We maintain our Amended and Restated Director Deferred Compensation Plan (the "Director Deferral Plan"), which permits our Independent Directors to elect to defer their annual retainers. Amounts deferred under the Director Deferral Plan are payable upon the termination of service on the Board or such earlier date as elected by the director. A director participating in the Director Deferral Plan may elect to have deferred compensation and transferred accruals credited to (i) an interest rate account wherein the deferrals and transferred amounts accrue interest at a rate equal to the current prime rate minus one percent, or (ii) a stock credit account wherein the deferrals and transferred amounts are treated as if invested in HCP common stock with the account increasing for dividends paid, and increasing or decreasing with changes in HCP's stock price.

Non-Employee Director Stock-for-Fees Program. Under the Non-Employee Director Stock-for-Fees Program, each of our Independent Directors may elect to receive all or a portion of the annual retainer in the form of shares of our common stock in lieu of payment in cash. If a director elects to receive fees in the form of stock, the director's election will apply to all fees that would otherwise be paid in cash but for the director's election, commencing with HCP's fiscal quarter after the election is made. Shares will be issued to directors who elect to receive stock under the program as soon as practicable after HCP pays a cash dividend to its stockholders following the quarter with respect to which the election was effective, and the number of shares to be issued will be determined by dividing (i) the amount of the fees being exchanged for the right to receive stock, by (ii) the average of the closing prices for shares of our common stock for the period of ten trading days ending with the dividend payment date.

CERTAIN TRANSACTIONS

Related Person Transaction Policies and Procedures

Our Code of Business Conduct and Ethics provides that all employees and directors should avoid any private interest that influences their ability to act in the interests of HCP or that makes it difficult to perform their work objectively and effectively, and requires that employees and directors fully disclose any situations that reasonably would be expected to give rise to a conflict of interest with HCP. Any waiver of these conflict of interest rules for our directors or executive officers requires the approval of our Board or the appropriate committee of the Board and will be granted only in extraordinary circumstances.

In addition, it is our policy that all potential related person transactions, which are defined as transactions that are required to be reported under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are first screened by our General Counsel for materiality and then sent to the Audit Committee for review. The Audit Committee Charter states that the Audit Committee shall discuss with management and HCP's independent registered public accounting firm any related person transactions brought to the committee's attention which could reasonably be expected to have a material impact on our financial statements. In determining whether to approve or reject a related person transaction, the committee takes into account, among other factors it deems appropriate, whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, as well as the extent of the related person's economic interest in the transaction. Audit Committee review and approval of related person transactions is evidenced in the minutes of the applicable meeting.

Related Person Transactions

Mr. Klaritch, our Executive Vice President—Medical Office Properties, was previously a senior executive and limited liability company member of MedCap Properties, LLC ("MedCap"), which was acquired in October 2003 by a joint venture of which HCP was the managing member. As part of that transaction, MedCap contributed certain property interests to a newly formed entity, HCPI/Tennessee, LLC, in exchange for DownREIT units. Mr. Klaritch received 113,431 non-managing member units in HCPI/Tennessee, LLC in a distribution of his interest in MedCap. Each DownREIT unit is redeemable for an amount of cash approximating the then-current market value of two shares of our common stock or, at our option, two shares of our common stock (subject to certain adjustments, such as stock splits, stock dividends and reclassifications). During the year ended December 31, 2012, Mr. Klaritch and his affiliates exchanged their remaining approximately 45,000 HCPI/Tennessee, LLC DownREIT units for approximately 90,000 shares of our common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and reports of changes in ownership of our equity securities. These persons are required by SEC regulations to furnish us with copies of all of these reports that they file. To our knowledge, based solely on our review of the copies of such reports, including any amendments thereto, furnished to us and written responses to annual directors' and officers' questionnaires, no other reports were required and all Section 16(a) reports filed by our Section 16(a) persons were timely filed during the year ended December 31, 2012.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND MANAGEMENT

The following table sets forth certain information as of March 1, 2013 (unless otherwise indicated) regarding the beneficial ownership, as that term is defined in Rule 13d-3 under the Exchange Act, of shares of our common stock by (1) each person known to beneficially own more than 5% of our outstanding common stock, (2) each director and nominee for election as director, (3) each of the executive officers named in the Summary Compensation Table on page 32 and (4) all current directors and executive officers as a group. This table is based on information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G filed with the SEC.

Name of Beneficial Owner	Shares Beneficially Owned(1)		
	Number of Shares(2)	Number of Options/ RSUs(3)	Percent of Class(4)
Greater than 5% Stockholders			
The Vanguard Group, Inc. and affiliates 100 Vanguard Blvd. Malvern, PA 19355	51,214,530(5)	—	11.28%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	36,904,844(6)	—	8.13%
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	29,219,694(7)	—	6.43%
Cohen & Steers, Inc. and affiliates 280 Park Avenue, 10th Floor New York, NY 10017	24,167,684(8)	—	5.32%
Directors			
James F. Flaherty III(9)	375,009(10)	246,246	*
Christine N. Garvey	8,815	7,500	*
David B. Henry	23,896	3,000	*
Lauralee E. Martin	7,500	3,000	*
Michael D. McKee	144,500(11)	7,500	*
Peter L. Rhein	19,900(12)	7,500	*
Kenneth B. Roath	247,216(13)	7,500	*
Joseph P. Sullivan	49,220	7,500	*
Named Executive Officers			
Paul F. Gallagher	103,961(12)	14,935	*
Thomas M. Klaritch	274,777(14)	152,333	*
James W. Mercer	6,654	5,176	*
Timothy M. Schoen	30,190	—	*
All directors, director nominees, current Named Executive Officers and other executive officers as a group (17 persons)	1,358,384	482,778	*

* *Less than 1%*

(1) *Except as otherwise noted and subject to applicable community property laws, each individual has sole voting and investment power with respect to the shares listed.*

(2) *Includes shares of unvested restricted stock as to which the holder has sole voting but not investment power, as follows: Mr. Schoen, 2,437; and other executives officers included with the named individuals as a group, 2,242.*

(3) *For the executive officers, including Mr. Flaherty, consists of shares issuable upon exercise of outstanding stock options that are currently vested or will vest within 60 days following March 1, 2013 and, for Mr. Flaherty, includes additional shares represented by unvested restricted stock unit awards that will automatically vest upon his retirement from HCP, calculated as of 60 days following March 1, 2013. For Mr. Flaherty and the Independent Directors, consists of shares represented by unvested restricted stock unit awards that will vest within 60 days of March 1, 2013 and, in the case of Ms. Garvey and Messrs. McKee, Rhein, Roath and Sullivan, additional shares represented by unvested restricted stock unit awards that will automatically vest upon such individual's retirement from HCP.*

(4) *Unless otherwise indicated, based on 454,185,296 shares outstanding at March 1, 2013. In addition, for purposes of computing the percentage of shares held by an individual, the number of shares outstanding includes (a) shares issuable within 60 days following March 1, 2013 upon exercise of outstanding stock options and (b) shares represented by unvested restricted stock units that will vest within 60 days of March 1, 2013 or upon the individual's retirement from HCP, but, in each case, such shares are not included in the number of shares outstanding for purposes of computing the percentage of shares held by any other person.*

(5) *Share and beneficial ownership information for The Vanguard Group, Inc. ("Vanguard") is given as of December 31, 2012, and was obtained from a Schedule 13G/A filed on February 12, 2013 with the SEC. According to the Schedule 13G/A, Vanguard has sole voting power over 1,475,208 shares, shared voting power over 345,800 shares, sole dispositive power over 50,000,202 shares and shared dispositive power over 1,214,328 shares of our common stock. The Schedule 13G/A states that Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., each a wholly-owned subsidiary of Vanguard, are the beneficial owners of 624,728 and 1,440,080 shares, respectively, as a result of serving as investment managers of collective trust accounts and of Australian investment offerings, respectively. The number of shares reported as beneficially owned by Vanguard in Vanguard's Schedule 13G/A includes 29,979,174 shares, representing 6.6% of our outstanding common stock, that Vanguard Specialized Funds—Vanguard REIT Index Fund ("Vanguard REIT Fund") separately reported as beneficially owned in a Schedule 13G/A filed on February 14, 2013 with the SEC. According to Vanguard REIT Fund's Schedule 13G/A, Vanguard REIT Fund has sole voting power over 29,979,174 shares and no dispositive power over any shares of our common stock.*

(6) *Share and beneficial ownership information for BlackRock, Inc. ("BlackRock") is given as of December 31, 2012, and was obtained from a Schedule 13G/A filed on February 1, 2013 with the SEC. According to the Schedule 13G/A, BlackRock has sole voting power and sole dispositive power over 36,904,844 shares of our common stock. The Schedule 13G/A states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock but that no one person's interest in our common stock is more than five percent of the total outstanding common shares.*

(7) *Share and beneficial ownership information for State Street Corporation ("State Street") is given as of December 31, 2012, and was obtained from a Schedule 13G filed on February 11, 2013 with the SEC. According to the Schedule 13G, State Street has shared voting power and shared dispositive power over 29,219,694 shares of our common stock.*

(8) *Share and beneficial ownership information for Cohen & Steers, Inc. ("Cohen & Steers") is given as of December 31, 2012, and was obtained from a Schedule 13G/A filed on February 14, 2013 with the SEC. According to the Schedule 13G/A, Cohen & Steers has sole voting power over 12,770,920 shares and sole dispositive power over 24,167,684 shares of our common stock. The Schedule 13G/A states that Cohen & Steers Capital Management, Inc. ("CSCM"), a wholly owned subsidiary of Cohen & Steers, has sole voting power over 12,702,000 shares and sole dispositive power over 23,922,870 shares of our common stock, representing 5.3% of our common stock, and that Cohen & Steers Europe S.A., in which Cohen & Steers together with CSCM hold a 100% interest, has sole voting power over 68,920 shares and sole dispositive power over 244,814 shares of our common stock.*

(9) *Mr. Flaherty, our Chairman of the Board, is also a Named Executive Officer as Chief Executive Officer and President of HCP.*

(10) *Includes 573 shares held in an IRA by Mr. Flaherty's wife and 276 shares held in a trust for the benefit of Mr. Flaherty's children. Mr. Flaherty disclaims beneficial ownership of these shares. Mr. Flaherty's remaining shares are held in a family trust.*

(11) *Includes 22,700 shares held in a family limited liability company, over which Mr. McKee has shared dispositive power.*

(12) *Consists of shares held in a family trust.*

(13) *Includes 16,703 shares held by a charitable foundation for which Mr. Roath exercises voting and investment control. Shares held by Mr. Roath are available as collateral for a line of credit account.*

(14) *Includes 78,596 shares held in irrevocable trusts for the benefit of Mr. Klaritch's children. Mr. Klaritch disclaims beneficial ownership of these shares.*

PROPOSAL NO. 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") as HCP's independent registered public accounting firm for the fiscal year ending December 31, 2013, and is submitting its selection for ratification by our stockholders. The Audit Committee carefully considered Deloitte's qualifications, including the qualifications of Deloitte's audit engagement team, the quality control procedures Deloitte has established and any issues raised by the Public Company Accounting Oversight Board's most recent quality control review of Deloitte. The Audit Committee's review also included the matters regarding auditor independence discussed under the heading "Audit Committee Report," including whether the nature and extent of non-audit services would impair Deloitte's independence. Services provided to HCP and its subsidiaries by Deloitte in fiscal years 2012 and 2011 are described under the heading "Audit and Non-Audit Fees."

A representative of Deloitte is expected to attend the Annual Meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

Voting Standard

Ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2013 requires the affirmative vote of a majority of all of the votes cast on this proposal at the Annual Meeting. Although ratification of the appointment of Deloitte is not required by our organizational documents or applicable law, the Audit Committee and the Board believe it is a good corporate practice to request stockholder ratification of the appointment. If the stockholders do not ratify the appointment of Deloitte, the Audit Committee will consider other firms. The Audit Committee retains the power to replace the independent registered public accounting firm whose appointment was ratified by stockholders if the Audit Committee determines that it is in the best interests of HCP.

Board Recommendation

Our Board of Directors recommends that you vote **FOR** ratification of the appointment of Deloitte as HCP's independent registered public accounting firm for the fiscal year ending December 31, 2013.

AUDIT AND NON-AUDIT FEES

Fee Information

The following table shows information about the respective fees billed by Deloitte during or related to the fiscal years ended December 31, 2012 and December 31, 2011. Deloitte has served as HCP's independent registered public accounting firm since March 3, 2010.

	2012 ($ in thousands)	2011 ($ in thousands)
Audit Fees(1)	2,147	1,403
Audit-Related Fees(2)	269	296
Tax Fees(3):		
Tax Compliance	530	565
Tax Planning and Tax Advice	218	481
All Other Fees(4)	207	—
Totals	**3,371**	**2,745**

(1) *Audit fees include fees and out-of-pocket expenses billed for the audit of our annual financial statements and internal control over financial reporting, the review of the interim financial statements included in our Quarterly Reports on Form 10-Q, and other SEC registration statement and consent services.*

(2) *Audit-related fees include fees for the separate audits of our consolidated subsidiaries and unconsolidated joint ventures.*

(3) *Tax fees consist of tax compliance fees and tax planning and tax advice fees. Tax compliance primarily involves the preparation or review of tax returns. Tax planning and tax advice encompass a diverse range of services, including tax advice related to acquisitions, consultation regarding the impact of proposed actions/activities on REIT qualification, and consultation regarding the federal, state and local tax issues related to various transactions.*

(4) *All other fees consist of fees for consulting services provided in connection with our sustainability processes and reporting.*

The Audit Committee considered whether the provision of the non-audit services by Deloitte to HCP was compatible with maintaining the audit firm's independence and concluded that Deloitte's independence was not compromised by the provision of such services. The Audit Committee must pre-approve all audit and permitted non-audit services performed by Deloitte. The Audit Committee has delegated its pre-approval responsibility to its Chair, provided that the Chair presents any pre-approvals related to audit and permitted non-audit services to the Audit Committee at its next scheduled meeting. The Audit Committee pre-approved all services provided by Deloitte in the fiscal years ended December 31, 2012 and December 31, 2011.

AUDIT COMMITTEE REPORT

In the performance of its financial reporting oversight function, the Audit Committee has met and held discussions with management and HCP's independent registered public accounting firm, Deloitte. The Audit Committee has reviewed and discussed with management the audited financial statements for the year ended December 31, 2012 and has discussed with Deloitte the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also received the written disclosures and the letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee discussed with Deloitte their independence.

Based on the Audit Committee's review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited financial statements for the year ended December 31, 2012 be included in HCP's Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC.

Audit Committee of the Board of Directors

Christine N. Garvey (Chair)
Lauralee E. Martin
Peter L. Rhein

The foregoing report of the Audit Committee does not constitute soliciting material and shall not be deemed filed, incorporated by reference into or a part of any other filing by HCP (including any future filings) under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent HCP specifically incorporates such report by reference therein.

PROPOSAL NO. 3: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

We are providing our stockholders with the opportunity to cast a non-binding, advisory vote to approve the compensation of our Named Executive Officers as disclosed pursuant to the SEC's executive compensation disclosure rules and as set forth in this Proxy Statement (including in the compensation tables and narratives accompanying those tables as well as in the "Compensation Discussion and Analysis" section).

As described more fully under "Executive Compensation Program Objectives and Overview" in the "Compensation Discussion and Analysis" section on page 21 of this Proxy Statement, HCP's executive compensation program is reviewed annually to ensure that:

- it adequately rewards performance which is tied to creating stockholder value; and
- it is designed to achieve HCP's goals of promoting financial and operational success by attracting, motivating and facilitating the retention of key employees with outstanding talent and ability.

In furtherance of these principles, HCP's executive compensation program includes a number of features reflecting good governance practices and reinforcing our stockholders' interests. Certain highlights of our executive compensation program are included on page 2, and the compensation of our Named Executive Officers is described in more detail in the "Compensation Discussion and Analysis" section.

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act) and the related rules of the SEC, our Board will request your advisory vote to approve the following resolution at the Annual Meeting:

> RESOLVED, that the compensation paid to the Named Executive Officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the "Compensation Discussion and Analysis," the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.

Our current policy is to provide stockholders with an opportunity to approve the compensation of the Named Executive Officers each year at the annual meeting of stockholders. The next advisory vote on executive compensation is expected to occur at our 2014 annual meeting of stockholders.

Voting Standard

This proposal to approve the compensation paid to our Named Executive Officers requires the affirmative vote of a majority of all of the votes cast on the proposal at the Annual Meeting. This proposal is advisory only and will not be binding on, overrule any decision by, or create or imply additional fiduciary duties for, HCP or our Board. The Compensation Committee, which is responsible for designing and administering HCP's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for Named Executive Officers.

Board Recommendation

Our Board of Directors recommends that you vote **FOR** the approval of the compensation of our Named Executive Officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our principal executive officer, principal financial officer, and three other most highly compensated executive officers for services rendered during 2012. These individuals are listed in the Summary Compensation Table on page 32 and are referred to as the "Named Executive Officers" in this Proxy Statement.

Our executive compensation programs are determined and approved by our Compensation Committee. None of the Named Executive Officers are members of the Compensation Committee or otherwise had any role in determining their compensation, although the committee does consider the recommendations of Mr. Flaherty in setting compensation levels for executive officers other than Mr. Flaherty.

Executive Summary

The goals of HCP's executive compensation program are to attract and retain highly talented key employees and to reward their successful performance that creates stockholder value. At HCP's annual meeting of stockholders held in 2012, approximately 96% of the votes cast supported the advisory vote on HCP's executive compensation program (referred to as a "say-on-pay proposal"). The Compensation Committee believes this overwhelmingly positive result affirms stockholders' support of HCP's approach to its executive compensation program. The Compensation Committee did not change its approach and believes the program in place, as in prior years, includes a number of features that further those goals and reflect best corporate practices. Consistent with its view of best corporate practices, the Compensation Committee has adopted a Policy Regarding the Recoupment of Certain Compensation Payments, commonly referred to as a "clawback policy," as described below.

Highlights of HCP's executive compensation program for 2012 are included on page 2 above.

Executive Compensation Program Objectives and Overview

The Compensation Committee conducts an annual review of HCP's executive compensation program to ensure that:

- it adequately rewards performance which is tied to creating stockholder value; and
- it is designed to achieve HCP's goals of promoting financial and operational success by attracting, motivating and retaining key employees with outstanding talent and ability.

The Compensation Committee also considers compensation levels of other equity REITs with large market capitalizations, including those that specialize in healthcare.

HCP's executive compensation program is based on three components consistent with our compensation philosophy: (i) base salary; (ii) annual incentive cash bonuses; and (iii) long-term stock awards, including stock options and awards of restricted stock units that are subject to both performance-based and time-based vesting requirements. HCP also provides, in some cases, severance benefits to Named Executive Officers whose employment terminates under certain circumstances, generally following a change in control of HCP. HCP also granted Mr. Flaherty a time-based restricted stock unit award in 2006 that is intended to provide both a long-term retention incentive and a supplemental retirement benefit. In general, HCP does not maintain programs for providing perquisites and personal benefits to its executive officers.

In structuring executive compensation packages, the Compensation Committee considers how each component promotes retention and motivates performance. Base salaries, severance and other termination benefits are primarily intended to attract and retain highly qualified executives. These are the elements of our executive compensation program where the value of the benefit in any given year is not dependent on performance (although base salary amounts and benefits determined by reference to base salary may change from year to year depending on performance, among other things). We believe that in order to attract and retain top executives, we need to provide them with compensation levels that reward their successful continued service. Some of the elements, such as base salaries, are paid on a short-term or current basis. Other elements, such as benefits provided upon termination of employment generally following a change in control and the equity awards that are subject to multi-year vesting schedules, are paid on a longer-term basis. We believe this mix of short- and long-term elements allows us to achieve our goals of attracting, retaining and motivating our top executives to create sustainable stockholder value.

Annual bonuses and long-term equity incentives are the elements of our executive compensation program that are designed to reward performance and provide incentives to create stockholder value. Annual bonuses are primarily intended to motivate Named Executive Officers to achieve specific strategies and operating objectives, although we also believe it helps us attract and retain top executives. Our long-term equity incentives are primarily intended to align Named Executive Officers' long-term interests with stockholders' long-term interests, although they also play a role in rewarding performance and attracting and retaining top executives. For a given fiscal year, the Compensation Committee makes incentive compensation decisions retrospectively for both annual and long-term incentives after the end of the year. That is, bonus payments and long-term incentive compensation awards granted in January 2012 and January 2013 were based in part on an assessment of performance during 2011 and 2012 performance, respectively.

In 2012, the Compensation Committee approved executive compensation arrangements for Mr. Flaherty, our Chairman, Chief Executive Officer and President, that resulted in approximately 93% of Mr. Flaherty's total direct compensation constituting compensation that is performance-based or with a value which is derived from our stock price, with his base salary constituting the balance of his 2012 total direct compensation (as used in this discussion, the term "total direct compensation" means the aggregate amount of the executive's base salary, actual annual incentive bonus, and long-term equity incentive awards based on the grant-date fair value of such awards as determined under the accounting principles used in HCP's financial reporting).

CEO Total Direct Compensation

Long Term Incentive | Annual Cash Incentive | Base Salary


7%
17%
76%

Consistent with our pay-for-performance philosophy, the grant date fair value of Mr. Flaherty's long-term equity incentive awards for 2012 constituted approximately 76% of his total direct compensation for 2012. Based on public information available at the time of grant of the awards, this percentage is substantially greater than the median level for similar positions at peer companies.

With respect to our other Named Executive Officers, the Compensation Committee approved executive compensation arrangements that resulted in approximately 75% to 88% of each executive's total direct compensation being compensation that is performance-based and a portion of the value of which is derived from our stock price, with base salary constituting the balance of the executive's 2012 total direct compensation.

Compensation Consultant; Review of Relevant Compensation Data

The Compensation Committee's practice has been to retain an independent compensation consultant to advise it on types of compensation arrangements, compensation practices of certain targeted peer companies deemed representative of the industry and HCP's market capitalization, and laws, rules, regulations and tax aspects relevant to the work of the Compensation Committee. For 2012, the Compensation Committee retained FPL Associates to provide these services. For more information on the services provided to HCP by FPL Associates in 2012, please see "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee."

Based on FPL Associates' recommendations, the Compensation Committee selected the following companies as HCP's compensation peer group in 2012:

AvalonBay Communities, Inc.	Host Hotels & Resorts, Inc.
Boston Properties, Inc.	ProLogis
Equity Residential	Public Storage
General Growth Properties, Inc.	Ventas, Inc.
Health Care REIT, Inc.	Vornado Realty Trust

The peer companies selected for 2012 consist of equity REITs with large capitalizations that are substantially comparable to HCP. All but one of the peer companies, like HCP, are members of the S&P 500. The peer companies for 2012 are the same as the peer companies for 2011. As HCP was one of the largest U.S. publicly traded REITs as of December 31, 2012, HCP's market capitalization and total capitalization rank higher than the average levels of the peer group. In making its compensation comparisons, the Compensation Committee takes into account HCP's market capitalization and total capitalization compared to the peer companies.

In 2012, the Compensation Committee reviewed compensation data for executives at the peer companies with positions comparable to those held by the Named Executive Officers. This data consisted of base salary, cash bonus and equity award information, as well as total direct compensation paid by each of the peer companies as reflected in their proxy statements. Although the committee reviewed and discussed the compensation data provided by FPL Associates to help inform its decision making process, the committee does not set or "benchmark" compensation levels at any specific point or percentile against the peer group data. As described below, the peer group data is only one point of information taken into account by the Compensation Committee in making compensation decisions.

The Role of Stockholder Say-on-Pay Votes

HCP's stockholders are provided with an opportunity to cast an annual advisory vote on HCP's executive compensation program through the say-on-pay proposal. At HCP's annual meeting of stockholders held in April 2012, approximately 96% of the votes cast supported HCP's say-on-pay proposal. The Compensation Committee believes these overwhelmingly positive results affirm stockholders' support of HCP's approach to its executive compensation program. The Compensation Committee did not change its approach and believes the program in place, as in prior years, includes a number of features that further the goals of HCP's executive compensation program and reflect best corporate practices in the market. The Compensation Committee will continue to consider the outcome of HCP's say-on-pay proposals when making future compensation decisions for the Named Executive Officers.

Current Executive Compensation Program Elements

Base Salaries

Salaries for our Named Executive Officers are reviewed by the Compensation Committee on an annual basis. Our committee believes that a significant portion of executive officers' compensation should be in the form of incentive compensation that helps to align the interests of our executives with those of our stockholders. Accordingly, our executive officers' base salaries usually constitute a relatively small portion of their total direct compensation.

In setting specific salary levels for each Named Executive Officer and HCP's other executive officers, the Compensation Committee also assesses the executive's past performance and expected future contributions, as well as Mr. Flaherty's recommendations with respect to executive officers other than himself.

In 2012, the Compensation Committee approved an increase in Mr. Flaherty's base salary to $850,000. The committee believed that an increase in Mr. Flaherty's base salary was appropriate in light of its assessment of his responsibilities and contributions as our Chief Executive Officer, he had not received a base salary increase since 2007, and his new base salary level was approximately at the median of peer company salary levels for similar positions. The committee also reviewed the base salaries for the Named Executive Officers, as well as the other executive officers other than Mr. Flaherty and determined that the base salary levels for these executives would not be increased for 2012. The committee believes that the base salary levels of the Named Executive Officers and the other executive officers are reasonable in view of competitive practices, HCP's performance and the contribution of those officers to that performance.

Annual Incentive Cash Bonuses

HCP maintains the Executive Bonus Program (the "Bonus Program") to provide our executive officers with a cash bonus opportunity each year. The Bonus Program was adopted under our 2006 Plan, which has been approved by our stockholders and includes provisions for a cash bonus feature that is designed to qualify annual bonuses as deductible performance-based compensation under Section 162(m) of the Internal Revenue Code.

Under the Bonus Program, the Compensation Committee selects the executives who will participate in the program at the beginning of each year and establishes a maximum bonus amount for each executive. The Compensation Committee also determines a target amount for HCP's FFO Per Share for the year, with the amount of the executive's bonus to be determined based on HCP's FFO Per Share for the year as compared with the target FFO Per Share established by the Compensation Committee. If the FFO Per Share equals or exceeds the target FFO Per Share, the Bonus Program provides for payment of up to 100% of the executive's maximum bonus amount. If the FFO Per Share is less than 68% of the target FFO Per Share, no bonuses would be paid under the Bonus Program. An executive's maximum bonus will be reduced for FFO Per Share results between 68% and 100% of the target FFO Per Share. "FFO" means HCP's funds from operations, a measure derived from HCP's net income but excluding certain items such as depreciation and amortization of real estate assets that may limit the usefulness of net income as a measure of HCP's operating performance. Under the Bonus Program and for purposes of the equity awards described below, FFO is calculated under rules prescribed by NAREIT but before taking into account any non-recurring charges incurred by HCP for strategic or financing transactions approved by our Board, impairments, and contingencies, losses, settlements, and costs and expenses of litigation. FFO is a widely used measure of operating performance of REITs, and the Compensation Committee believes that it is appropriate to use FFO in determining HCP's performance for purposes of its Bonus Program as well as its equity awards.

In addition, the Bonus Program provides that the Compensation Committee has sole discretion to reduce the amount of the bonus awarded to any participant in the program. Thus, the Bonus Program is designed to establish each participating executive's maximum annual bonus in a manner that complies with the performance-based compensation requirements of Section 162(m), while still preserving the committee's flexibility to determine the actual bonus for each executive up to the maximum bonus amount based on the executive's individual performance and such other factors as the committee deems appropriate.

The Compensation Committee established a target FFO Per Share of $2.48 for purposes of the 2012 Bonus Program and a maximum bonus amount for each of the Named Executive Officers that was eligible to participate in the 2012 Bonus Program. The maximum bonus levels were determined by the committee taking into account the practices of companies in our compensation peer group (identified above), the executive's position with HCP and total compensation package, performance of individual responsibilities, contribution to the success of HCP's financial performance, and a desire that a substantial portion of each executive's annual compensation opportunity should be "at risk" based on individual and HCP performance. The Compensation Committee determined that it would be appropriate to increase the 2012 maximum bonus levels for the Named Executive Officers (above their respective 2011 maximum bonus levels, other than for Mr. Mercer who did not have a maximum bonus level for 2011 as he joined HCP during 2011) to give the committee greater flexibility to take into account the performance of HCP and the individual executive during the year in determining the final bonus amounts.

The Compensation Committee determined in December 2012 that HCP's FFO Per Share for 2012 exceeded the target FFO Per Share established for the Bonus Program. Based on its subjective assessment of HCP's performance and each Named Executive Officer's performance and contributions to HCP's success during fiscal year 2012, the committee determined the appropriate bonus amount to award to each Named Executive Officer. Specifically, in determining Mr. Flaherty's bonus, the committee considered HCP's achievements during 2012 described under "Proxy Statement Highlights" beginning on page 1, as well as HCP's financial performance during 2012 with reference to its per-share FFO and funds available for distribution, dividend payout ratio, capital structure management and same property performance. The Compensation Committee also considered these and other factors in its bonus determinations for the other Named Executive Officers as follows: for Mr. Gallagher, his role in HCP's achieving 4.2% year-over-year growth in same property performance and its strategic investments and dispositions during the year; for Mr. Schoen, his role in HCP's total shareholder return of 14.2% for the year, capital structure management and capital market financings; for Mr. Klaritch, his role in HCP's achieving significant year-over-year growth in same property performance in the medical office building segment, executing significant transactions and leading HCP in its sustainability initiatives that resulted in material energy usage reduction and the receipt of important awards and certifications; and for Mr. Mercer, his role in advising HCP and the Board on strategic business and legal matters, including the structure and negotiations of our transactions, and corporate governance developments.

The following table presents the maximum bonus amount for each Named Executive Officer eligible to participate in the 2012 Bonus Program and the final bonus amount awarded:

Named Executive Officer	Maximum Bonus Under 2012 Bonus Program	Actual Bonus Under 2012 Bonus Program
James F. Flaherty III(1)	$4,000,000	$2,000,000
Timothy M. Schoen	$1,500,000	$1,050,000
Paul F. Gallagher	$1,462,500	$1,250,000
Thomas M. Klaritch	$675,000	$500,000
James W. Mercer	$1,312,500	$950,000

(1) Mr. Flaherty's actual bonus under the 2012 Bonus Program was at a lower level relative to his maximum bonus amount than the other executives because the Compensation Committee decided to award a greater percentage of his overall compensation in the form of equity awards rather than cash. Accordingly, Mr. Flaherty was awarded a lower cash bonus under the program and a larger equity award.

Long-Term Incentive Equity Awards

HCP's policy is that the long-term compensation of its Named Executive Officers and other executive officers should be linked to the value provided to stockholders. For this reason, equity compensation constitutes a substantial portion of each of our Named Executive Officers' compensation. The Compensation Committee bases its award grants to executives each year on a number of factors, including:

- the executive's position with HCP and total compensation package;
- the executive's performance of individual responsibilities;
- the equity participation levels of comparable executives at our peer companies; and
- the executive's contribution to the success of HCP's financial performance.

In addition, the size, frequency and type of long-term incentive grants may be determined on the basis of the accounting impact and potential dilution effects of the grants and a desire that a substantial portion of each executive's annual compensation opportunity should be "at risk" based on individual and HCP performance.

In determining the levels for equity awards granted in 2012, the Compensation Committee took into account HCP's substantial achievements during 2011 as reported in the proxy statement for the 2012 annual meeting of stockholders. While the Compensation Committee does not base equity award levels on the achievement of specific performance metrics, it does consider the performance of HCP during the prior year as well as historical grant levels to inform its decision-making process. The Compensation Committee also considered the recommendations of Mr. Flaherty with respect to equity awards granted to the Named Executive Officers other than himself.

Annual award grants are approved by the Compensation Committee in late January or early February each year. Other than grants made in connection with the hiring or promotion of employees or other special circumstances, the committee generally does not grant equity awards at any other time during the year. Even though these equity awards are granted during the beginning of the fiscal year and are typically subject to performance- and/or time-based vesting conditions, the committee assesses, in its subjective judgment, HCP's and the Named Executive Officer's overall general performance for the immediately preceding year in granting these awards. Since the committee takes that general assessment of performance for the immediately preceding year into account in determining the grants, for compensation planning purposes these awards more accurately reflect compensation opportunities for the immediately preceding year (and not for the actual year in which the grant occurs). For more information, please see the section titled "Equity Awards Relate to Prior Performance."

Performance-Based Restricted Stock Units. HCP grants long-term incentive awards to Named Executive Officers in the form of performance-based restricted stock units. These performance units are granted early in the calendar year, the amount of such awards predicated on the prior year's performance, and subsequently become eligible to vest based on HCP's actual performance during that year relative to a performance goal established by the Compensation Committee. Once the performance units become eligible to vest, they generally vest ratably over the four-year period after the date of grant. Thus, the performance units are designed both to motivate executives to maximize HCP's performance for the year in which the units are granted and to provide a long-term retention incentive for the vesting period with respect to those units that become eligible to vest based on HCP's performance. The performance-based component of the award is also designed to be tax deductible under applicable tax law. See the discussion under the section titled "Policy with Respect to Section 162(m)."

In January 2012, the Compensation Committee granted performance-based units to each of our Named Executive Officers. The material terms of these awards are described in the "Description of Plan-Based Awards" section included later in this Proxy Statement. The performance units granted to each of our Named Executive Officers constitute approximately 85% of the officer's total annual equity award granted for 2012, with the stock options described below constituting the remaining approximately 15% (based on the grant-date fair value of such awards as determined under the accounting principles used in HCP's financial reporting). The Compensation Committee believes this mixture of performance units and options is appropriate and consistent with the practices of the peer companies.

As in prior years, and as described in the "Description of Plan-Based Awards" section included later in this Proxy Statement, the performance units granted in 2012 became eligible to vest based on HCP's FFO. For the performance units granted in 2012, the Compensation Committee established as the performance goal an FFO Per Share of $2.48 (the same goal established for purposes of the Bonus Program and with FFO being subject to the adjustments described above in connection with the Bonus Program). As noted above, the committee determined in December 2012 that HCP exceeded this performance goal, and all of the performance units granted to the Named Executive Officers in January 2012 became eligible to vest.

Stock Options. HCP also grants a portion of its long-term incentive grants to Named Executive Officers in the form of stock options with an exercise price that is equal to the closing price of our common stock on the grant date. Thus, the Named Executive Officers will only realize value on their stock options if the fair market value of our common stock appreciates above the exercise price of the stock options, which further aligns the interests of our Named Executive Officers with those of our stockholders. The stock options also function as a retention incentive for our executives as they vest ratably over the four-year period after the date of grant.

In January 2012, the Compensation Committee granted stock options to each of our Named Executive Officers. The material terms of these options are described in the "Description of Plan-Based Awards" section included later in this Proxy Statement.

Equity Awards Relate to Prior Performance. In order to provide our stockholders with a more complete picture of the compensation of our Named Executive Officers, we are providing supplemental compensation information not required by the SEC. The table below shows the Named Executive Officer's salary, bonus, and annual long-term equity incentive award value for services performed in 2012, 2011 and 2010. In contrast to the Summary Compensation Table on page 32, which discloses as compensation the grant date fair value of equity awards *in the year the awards are granted*, the table below discloses as compensation the grant date fair value of equity awards *in the year immediately **before** the year in which they are granted*. For example, the table below discloses the grant date fair value of equity awards granted in January 2013 as being compensation for the Named Executive Officer in 2012. In granting these awards, the Compensation Committee took into account HCP's substantial achievements for 2012 described under "Proxy Statement Highlights" beginning on page 1. The following information should be read in conjunction with the Summary Compensation Table and the tables and narrative descriptions that follow such table.

Name	Performance Year	Salary ($)	Annual Cash Incentive Award ($)(1)	Long-Term Equity Incentive Award Value ($)(2)	Total Compensation ($)(3)
James F. Flaherty III	2012	850,000	2,000,000	9,149,971	11,999,971
	2011	600,000	1,462,500	8,937,433	10,999,993
	2010	600,000	1,462,500	7,937,519	10,000,019
Timothy M. Schoen(4)	2012	500,000	1,050,000	1,200,039	2,750,039
	2011	438,021	781,250	999,960	2,219,231
Paul F. Gallagher	2012	500,000	1,250,000	1,750,057	3,500,057
	2011	500,000	975,000	2,525,044	4,000,044
	2010	350,000	650,000	2,499,979	3,499,979
Thomas M. Klaritch	2012	350,000	500,000	625,067	1,475,067
	2011	350,000	450,000	550,030	1,350,030
	2010	350,000	300,000	650,104	1,300,104
James W. Mercer(5)	2012	500,000	950,000	1,300,066	2,750,066

(1) *The amounts reported in this Column consist of those amounts shown in the "Bonus" and "Non-Equity Incentive Plan Compensation" Columns, as applicable, of the Summary Compensation Table on page 32 of this Proxy Statement. As described in this "Compensation Discussion and Analysis" section, each of the Named Executive Officers received an annual cash incentive award for performance in 2012 under our Executive Bonus Program.*

(2) *The amounts reported in this Column for each year reflect the fair value on the grant date of the restricted stock unit awards and option awards, respectively, granted to our Named Executive Officers shortly following the particular year and that, in the Compensation Committee's view, are intended to serve as compensation for that particular year (e.g., the grant-date fair value of the awards that were granted in January 2013 are shown as compensation for performance year 2012). However, the grant date fair value of the special equity award to Mr. Schoen in 2011 upon his promotion to Executive Vice President and Chief Financial Officer is excluded from the table since such special award was not based on the prior year's performance. Such award to Mr. Schoen consisted of 13,432 restricted stock units with an aggregate grant date value of $499,939. The grant date fair values of the equity awards granted in May 2011 to Messrs. Flaherty and Gallagher in connection with HCP's April 2011 acquisition and long-term triple net master lease of HCR and HCP's exercise of its option to purchase an equity interest in the operations of HCR ManorCare at the closing of the transaction (together, these transactions are referred to as the "HCR Acquisition") are also not reflected in the table since these were special awards related to significant contributions to the transaction that spanned both 2010 and 2011, and were not related to performance for only one year. Such awards to Messrs. Flaherty and Gallagher consisted of 100,752 restricted stock units and 33,584 restricted stock units, respectively, with aggregate grant date values of $3,749,989 and $1,249,996, respectively. For a discussion of the assumptions and methodologies used to determine the grant date value of HCP's equity awards reflected above, please see footnote (2) to the Summary Compensation Table on page 32 of this Proxy Statement. For the awards granted in January 2013 with respect to performance year 2012, approximately 85% of the aggregate grant-date fair value of the award was allocated to a grant of performance-based restricted stock units, with the remaining 15% being allocated to the grant of a stock option.*

(3) *The amounts reported in the "All Other Compensation" Column of the Summary Compensation Table on page 32 of this Proxy Statement and the values for special equity awards (i.e., in connection with the HCR Acquisition, in connection with Mr. Schoen's promotion, and in connection with Mr. Mercer joining HCP) as previously discussed are excluded from the table above and not reflected in this "Total Compensation" Column.*

(4) *Mr. Schoen was appointed as HCP's Executive Vice President and Chief Financial Officer effective May 31, 2011.*

(5) *Mr. Mercer was appointed as HCP's Executive Vice President, General Counsel and Corporate Secretary effective July 1, 2011. Mr. Mercer was not employed by HCP prior to 2011.*

December 2012 Vesting. In December 2012, HCP accelerated the vesting of installments of outstanding awards of performance units and restricted stock held by all HCP officers (41 individuals in total, including all of the Named Executive Officers) that were scheduled to vest during January 2013 so that such installments would vest and be paid on December 31, 2012. In making this determination, the Compensation Committee considered that this acceleration of vesting by not more than a month would provide tax-savings opportunities to these employees, would have a negligible tax impact on HCP given its status as a REIT, and would have minimal impact on the retention value of these awards given the relatively short period of the acceleration. As to any of these awards that remained subject to FFO-based performance vesting requirements as well as time-based vesting requirements, the Compensation Committee determined that HCP's FFO Per Share for 2012 exceeded the level required in order for such awards to become vested. The acceleration of vesting of these awards did not result in any increase in HCP's aggregate compensation expense (or "incremental fair value") related to the awards, as determined under the accounting principles used in HCP's financial reporting. The Compensation Committee did not modify any award to the extent that it was scheduled to vest after January 2013. Each award or portion thereof that was accelerated in December 2012 would have otherwise ultimately vested in the ordinary course in January 2013.

Severance and Change in Control Severance Benefits

HCP believes that severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, HCP provides such protections for each of the Named Executive Officers and certain other executive officers of HCP. In the case of Mr. Flaherty, these benefits are provided under his employment agreement. Our other Named Executive Officers are entitled to participate in our Change in Control Severance Plan (the "CIC Plan"), which provides severance benefits on certain terminations of the executive's employment following a change in control of HCP. Messrs. Schoen, Gallagher and Mercer have entered into employment agreements with HCP, which provide severance benefits on certain terminations of the executive's employment not in connection with a change in control of HCP. The Compensation Committee evaluates the level of severance benefits to provide a participating Named Executive Officer on a case-by-case basis, and in general, HCP considers these severance protections an important part of an executive's compensation and consistent with competitive practices.

As described in more detail under "Potential Payments Upon a Termination or Change in Control" below, under his employment agreement, Mr. Flaherty would be entitled to severance benefits in the event of a termination of employment by HCP without cause or by him for good reason, or due to his death or disability. Under the terms of their employment agreements, Messrs. Schoen, Gallagher and Mercer would be entitled to severance benefits in the event of a termination of employment by HCP without cause or by the executive for good reason. HCP has determined that it is appropriate to provide Messrs. Flaherty, Schoen, Gallagher and Mercer with severance benefits under these circumstances in light of their positions with HCP and as part of their overall compensation packages. The severance benefits for Mr. Flaherty are determined as if he continued to remain employed by HCP for two years following his termination date, and the severance benefits for Messrs. Schoen, Gallagher and Mercer are generally determined as if the executive continued to remain employed by HCP for one year following his termination date (two years for purposes of determining accelerated vesting of equity awards). Because we believe that a termination by an executive for good reason (or constructive termination) is conceptually the same as an actual termination by HCP without cause, we believe it is appropriate to provide severance benefits following such a constructive termination of the executive's employment.

HCP believes that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage certain of our executive officers to remain employed with HCP during an important time when their prospects for continued employment following the transaction are often uncertain, we provide Mr. Flaherty and the Named Executive Officers participating in our CIC Plan with severance benefits if the executive's employment is terminated by HCP without cause or by the executive for good reason in connection with a change in control. The severance benefits are determined as if the executive had continued to remain employed by HCP for two years (or three years, in the case of Mr. Flaherty) following the executive's termination date. Because we believe that a termination by an executive for good reason is conceptually the same as a termination by HCP without cause, and because we believe that in the context of a change in control, potential acquirors would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance, we believe it is appropriate to provide severance benefits in these circumstances. Pursuant to the terms of their employment agreements with HCP, Messrs. Schoen, Gallagher and Mercer would be entitled to receive the benefits provided under the CIC Plan and not the benefits provided under the executive's employment agreement in the event the executive becomes entitled to severance benefits under the CIC Plan.

We do not believe that Named Executive Officers should be entitled to receive their cash severance benefits merely because a change in control transaction occurs. The payment of cash severance benefits in the context of a change in control is only triggered by an actual or constructive termination of employment following the change in control.

As part of their change in control severance benefits, Mr. Flaherty and each Named Executive Officer who participates in the CIC Plan would be reimbursed for the full amount of any excise taxes imposed on the executive's severance payments and any other payments under Section 4999 of the Code. For Mr. Flaherty, this benefit is provided pursuant to his employment agreement entered into in 2005, and for the other Named Executive Officers, this benefit is provided pursuant to the CIC Plan, which was adopted in 2007. We provide our executives with an additional payment for any parachute payment excise taxes that may be imposed because we determined the appropriate level of change in control severance protections for these executives without factoring in the adverse tax effects on them that may result from these excise taxes. The additional payment is intended to make the executive whole for any adverse tax consequences he may become subject to under the tax law and to preserve the level of change in control severance protections that we have determined to be appropriate. We believe this protection is a reasonable part of the compensation package for our Named Executive Officers and consistent with industry practice.

Retention and Supplemental Retirement Equity Grant for Chief Executive Officer

In 2006, the Compensation Committee determined that it would be appropriate to provide Mr. Flaherty with a supplemental retirement benefit program that would also serve as a long-term retention incentive. To help accomplish this goal, it was determined that any retirement benefit for Mr. Flaherty should accrue over a significant period of time, and that any benefit should also be subject to significant vesting requirements. The Compensation Committee determined that a benefit denominated in shares of HCP's common stock was advisable so that Mr. Flaherty's actual benefit would depend in large part on the long-term performance of HCP's common stock, thus further linking Mr. Flaherty's interests with those of HCP's stockholders.

The vesting schedule for the restricted stock units is intended to reflect that the grant includes both a typical time-based vesting component and a benefit accrual component. In general, no portion of the restricted stock unit grant was scheduled to vest before Mr. Flaherty attains age 55, and subject to Mr. Flaherty's continued employment with HCP, the restricted stock units will vest in annual installments over the ten-year period following 2012 (the year in which Mr. Flaherty attained age 55). Accordingly, the first installment of the restricted stock unit grant vested in 2012. The grant is also intended to provide a retirement benefit that accrues for each year of Mr. Flaherty's service with HCP for the period commencing with Mr. Flaherty's hiring in 2002 and continuing through his attainment of age 65. Accordingly, the percentage of the restricted stock units that vests each year varies because of the effect of the benefit accrual component on the vesting schedule. Mr. Flaherty would not have been entitled to any benefit with respect to the restricted stock units if he had voluntarily terminated employment before attaining age 55 (Mr. Flaherty attained age 55 on May 13, 2012). As described under "Potential Payments Upon a Termination or Change in Control" below, the restricted stock units are subject to severance protections for Mr. Flaherty similar to those included in his employment agreement. While the units are scheduled to vest over time, they are not paid until Mr. Flaherty's employment with HCP terminates. Thus, even vested units continue to serve stockholder interests because they provide an additional stock-based incentive for Mr. Flaherty (as value of the units will continue to change with changes in HCP's stock price until they are paid in connection with a termination of Mr. Flaherty's employment with HCP).

Policy Regarding the Recoupment of Certain Compensation Payments

In 2012, HCP implemented a clawback policy that is retroactive to prior years pursuant to which our Board or Compensation Committee shall, in such circumstances as it determines to be appropriate, require reimbursement or cancellation of all or a portion of any short or long-term cash or equity incentive awards or payments to an officer (or former officer, as the case may be) of HCP where: (1) the amount of, or number of shares included in, any such payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with any financial reporting requirement under the securities laws; and (2) a lesser payment or award of cash or shares would have been made to the individual based upon the restated financial results; and (3) the payment or award of cash or shares was received by the individual prior to or during the 12-month period following the first public issuance or filing of the financial results that were subsequently restated.

Stock Ownership Program

In January 2003, our Compensation Committee adopted a stock ownership program pursuant to which each member of HCP's senior leadership team must own specified dollar amounts of HCP common stock, generally based on the individual's salary. The program applies to executives at the level of executive vice president or higher and includes an executive's common stock and unvested stock awards (collectively, "HCP eligible securities") in determining the executive's stock ownership for purposes of the program. Under the program, each of the Chairman, Chief Executive Officer and President is required to own HCP eligible securities with a value equal to at least six times his base salary. Each of the other executive officers is required to own HCP eligible securities with a value equal to at least three times his or her base salary. All executives must achieve their mandatory holdings within five years of the adoption of the program or, as to newly-hired or promoted executives, within five years of becoming subject to the program. Each of the Named Executive Officers who has been with HCP as an executive for at least five years has achieved, and currently maintains, the mandatory holdings.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officers and certain of their other executive officers unless certain performance and other requirements are met. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive compensation program (including the stock options and performance-based restricted stock units granted to our Named Executive Officers as described above) satisfies the requirements for exemption from the $1,000,000 deduction limitation. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The Compensation Committee will continue to monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance-based and consistent with the goals of HCP and its stockholders.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the disclosures contained in the "Compensation Discussion and Analysis" section of this Proxy Statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the "Compensation Discussion and Analysis" section be included in this Proxy Statement.

Compensation Committee of the Board of Directors

David B. Henry (Chair)
Lauralee E. Martin
Peter L. Rhein

The foregoing report of the Compensation Committee does not constitute soliciting material and shall not be deemed filed, incorporated by reference into or a part of any other filing by HCP (including any future filings) under the Securities Act or the Exchange Act, except to the extent HCP specifically incorporates such report by reference therein.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee members whose names appear on the Compensation Committee Report were committee members during all of 2012. No one who served on the Compensation Committee at any time during 2012 is or has been an executive officer of HCP or had any relationships requiring disclosure by HCP under the SEC's rules requiring disclosure of certain relationships and related person transactions. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director of HCP or a member of HCP's Compensation Committee during the year ended December 31, 2012.

Compensation of Named Executive Officers

The Summary Compensation Table quantifies the value of the different forms of compensation earned by or awarded to our Named Executive Officers for 2012. The primary elements of each Named Executive Officer's total compensation reported in the table are base salary, an annual bonus, and long-term equity incentives consisting of nonqualified stock options and performance-based restricted stock units. Named Executive Officers also received the other benefits listed in Column (i) of the Summary Compensation Table, as further described in the footnotes to the table.

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each Named Executive Officer's base salary and annual bonus is provided immediately following the Summary Compensation Table. The Grants of Plan-Based Awards During 2012 table, and the accompanying description of the material terms of the stock options and stock unit awards granted in 2012, provides information regarding the long-term equity incentives awarded to Named Executive Officers in 2012. The Outstanding Equity Awards at December 31, 2012 and Option Exercises and Stock Vested During 2012 tables provide further information on the Named Executive Officers' potential realizable value and actual value realized with respect to their equity awards.

SUMMARY COMPENSATION TABLE—2010-2012

The following table presents information regarding compensation of our principal executive officer, our principal financial officer, and our three other most highly compensated executive officers for services rendered during 2012, 2011 and 2010. These individuals are referred to as "Named Executive Officers" in this Proxy Statement.

Name and Principal Position(s) (a)	Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Stock Awards ($)(2) (e)	Option Awards ($)(2) (f)	Non-Equity Incentive Plan Compensation ($)(1) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(3) (i)	Total ($) (j)
James F. Flaherty III	2012	850,000	—	7,596,802	1,340,631	2,000,000	—	11,250	11,798,683
Chairman, Chief	2011	600,000	—	10,100,013	1,587,495	1,462,500	—	12,644	13,762,652
Executive Officer	2010	600,000	—	4,130,028	1,770,001	1,462,500	—	11,290	7,973,819
and President									
Timothy M. Schoen(4)	2012	500,000	—	849,956	150,004	1,050,000	—	10,000	2,559,960
Executive Vice	2011	438,021	331,250	1,020,040	130,003	450,000	—	11,394	2,380,708
President and									
Chief Financial Officer									
Paul F. Gallagher	2012	500,000	—	2,146,292	378,752	1,250,000	—	10,000	4,285,044
Executive Vice	2011	500,000	—	3,249,976	499,999	975,000	—	11,394	5,236,369
President—Chief	2010	350,000	—	1,330,040	569,993	650,000	—	10,040	2,910,073
Investment Officer									
Thomas M. Klaritch	2012	350,000	—	467,534	82,496	500,000	—	10,000	1,410,030
Executive Vice	2011	350,000	—	520,101	130,003	450,000	—	11,394	1,461,498
President—Medical	2010	350,000	—	367,558	157,504	300,000	—	10,040	1,185,102
Office Properties									
James W. Mercer(5)	2012	500,000	—	743,690	131,263	950,000	—	10,000	2,334,953
Executive Vice									
President—General									
Counsel and									
Corporate Secretary									

(1) *As described in the "Compensation Discussion and Analysis" section, each of the Named Executive Officers received an annual incentive bonus for 2012 under our Executive Bonus Program in the amount reported in Column (g) of the table above.*

(2) *The amounts reported in Columns (e) and (f) of the table above for each fiscal year reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to our Named Executive Officers during the fiscal year. (These grant date values include, in each case and as applicable, both annual equity awards granted and any special equity awards, such as any equity awards in connection with a new hire or promotion. For the grant date value of each stock award or option award granted by HCP to a Named Executive Officer in 2012, see the Grants of Plan-Based Awards During 2012 table.) These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company's financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in Columns (e) and (f), please see the discussion of stock awards and option awards contained in Note 16—Compensation Plans to HCP's Consolidated Financial Statements, included as part of HCP's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC.*

(3) *The amounts reported for 2012 in Column (i) of the table above include company matching contributions of $10,000 to each Named Executive Officer's account under HCP's 401(k) plan. In addition, the amount reported for Mr. Flaherty includes life insurance premiums of $1,250.*

(4) *Mr. Schoen was appointed as HCP's Executive Vice President and Chief Financial Officer effective May 31, 2011.*

(5) *Mr. Mercer was appointed as HCP's Executive Vice President, General Counsel and Corporate Secretary effective July 1, 2011.*

Employment Agreements—Salary and Bonus Amounts

HCP has entered into an employment agreement with each of Messrs. Flaherty, Schoen, Gallagher and Mercer. During 2012, HCP did not have an employment agreement with Mr. Klaritch.

James F. Flaherty III. HCP entered into an employment agreement with Mr. Flaherty in 2005. The initial term of Mr. Flaherty's agreement was for three years, and the agreement provides for automatic one-year extensions each year unless either party provides notice that the agreement will not be extended. The agreement provides that the Compensation Committee will review Mr. Flaherty's base salary each year and has discretion to increase (but not reduce) his base salary level. The agreement also provides for Mr. Flaherty's target annual bonus to be 200% of his base salary, while Mr. Flaherty's actual bonus amount each year may be more or less than that level based on performance and as determined by the Compensation Committee. In making its determination with respect to salary and bonus levels, the committee considers the factors discussed under the heading "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis. The agreement also provides for Mr. Flaherty to participate in HCP's usual benefit programs for senior executives, term life insurance provided by HCP in the aggregate amount of $2,000,000 payable to Mr. Flaherty's beneficiaries and reimbursement of business expenses, and also provides for supplemental life insurance benefits to Mr. Flaherty. Provisions of Mr. Flaherty's agreement relating to outstanding equity incentive awards and post-termination of employment benefits are discussed under the applicable sections of this Proxy Statement.

Timothy M. Schoen, Paul F. Gallagher and James W. Mercer. HCP entered into separate employment agreements with Messrs. Schoen and Gallagher on January 26, 2012 and with Mr. Mercer on October 25, 2012. Mr. Mercer's current agreement superseded his prior employment agreement with HCP. The terms of each agreement are substantially equivalent and each agreement is for three years, with automatic one-year extensions each year unless either party provides notice that the agreement will not be extended. Each employment agreement provides for the executive to receive an initial base salary of $500,000, which may subsequently be increased by HCP (but not reduced), and an annual incentive bonus based on company and individual performance criteria as determined by the Compensation Committee. In making its determination with respect to salary and bonus levels, the committee considers the factors discussed under the heading "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis section. Each executive is also entitled to participate in HCP's benefit plans made available generally to HCP's senior executives and reimbursement of business expenses. Provisions of the employment agreements relating to outstanding equity incentive awards and post-termination of employment benefits are discussed under the applicable sections of this Proxy Statement.

GRANTS OF PLAN-BASED AWARDS DURING 2012

The following table presents information regarding the incentive awards granted to the Named Executive Officers during 2012.

		Estimated Future Payments Under Non-Equity Incentive Plan Awards			Estimated Future Payments Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Options Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(#) (i)	(#) (j)	($/Sh) (k)	($)(1) (l)
James F. Flaherty III	—	—	—	4,000,000	—	—	—	—	—	—	—
	1/30/12	—	—	—	—	—	—	—	211,456	41.64	1,340,631
	1/30/12	—	—	—	—	182,440	—	—	—	—	7,596,802
Timothy M. Schoen	—	—	—	1,500,000	—	—	—	—	—	—	—
	1/30/12	—	—	—	—	—	—	—	23,660	41.64	150,004
	1/30/12	—	—	—	—	20,412	—	—	—	—	849,956
Paul F. Gallagher	—	—	—	1,462,500	—	—	—	—	—	—	—
	1/30/12	—	—	—	—	—	—	—	59,740	41.64	378,752
	1/30/12	—	—	—	—	51,544	—	—	—	—	2,146,292
Thomas M. Klaritch	—	—	—	675,000	—	—	—	—	—	—	—
	1/30/12	—	—	—	—	—	—	—	13,012	41.64	82,496
	1/30/12	—	—	—	—	11,228	—	—	—	—	467,534
James W. Mercer	—	—	—	1,312,500	—	—	—	—	—	—	—
	1/30/12	—	—	—	—	—	—	—	20,704	41.64	131,263
	1/30/12	—	—	—	—	17,860	—	—	—	—	743,690

(1) *The amounts reported in Column (l) of the table reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of our consolidated financial statements. For the assumptions and methodologies used to value the awards reported in Column (l), see footnote (2) to the Summary Compensation Table above. With respect to equity incentive plan awards, this column reflects the grant date fair value of such awards based on the probable outcome (determined as of the grant date) of the performance-based conditions applicable to the awards.*

DESCRIPTION OF PLAN-BASED AWARDS

Non-Equity Incentive Plan Awards

The material terms of the non-equity incentive plan awards reported in the above table are described in the Compensation Discussion and Analysis section under the heading "Current Executive Compensation Program Elements—Annual Bonuses."

Equity Incentive Plan Awards

Each of the equity incentive awards reported in the above table was granted under, and is subject to, the terms of the 2006 Plan. The 2006 Plan is administered by the Compensation Committee. The committee has authority to interpret the plan provisions and make all required determinations under the plan. Awards granted under the 2006 Plan are generally only transferable to a beneficiary of a Named Executive Officer upon his death or, in certain cases, to family members for tax or estate planning purposes.

Under the terms of the 2006 Plan, if there is a change in control of HCP, each Named Executive Officer's outstanding awards granted under the plan will generally become fully vested and, in the case of options, exercisable, unless the Compensation Committee provides for the substitution, assumption, exchange or other continuation of the outstanding awards. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control, or they will be cancelled in exchange for the right to receive a cash payment in connection with the change in control transaction.

In addition, each Named Executive Officer may be entitled to accelerated vesting of his outstanding equity-based awards upon certain terminations of employment with HCP and/or a change in control of HCP. The terms of this accelerated vesting are described in this section and in the section titled "Potential Payments Upon a Termination or Change in Control."

Options. Each option reported in Column (j) of the table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, and in accordance with our 2006 Plan and our option grant practices, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date.

Each option granted to our Named Executive Officers in 2012 is subject to a four-year vesting schedule, with 25% of the option vesting on each of the first four anniversaries of the grant date. If a Named Executive Officer's employment is terminated as a result of the officer's death, disability or retirement, his option will immediately vest and become exercisable. Subject to the Named Executive Officer's employment agreement, if a Named Executive Officer's employment terminates for any other reason, the unvested portion of his option will immediately terminate. Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to our Named Executive Officers in 2012 has a term of ten years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the Named Executive Officer's employment. Subject to any accelerated vesting that may apply in the circumstances, the unvested portion of the option will immediately terminate upon a termination of the Named Executive Officer's employment. The Named Executive Officer will typically have three months to exercise the vested portion of the option following a voluntary termination of the officer's employment (other than upon retirement) or a termination by us for cause. This period is extended to eight months if the termination is by us without cause and to three years if the termination was a result of the Named Executive Officer's death, disability or retirement (with a possible extension of up to one year if the Named Executive Officer dies or becomes disabled during the three-year period following retirement).

As in prior years, the options granted to Named Executive Officers during 2012 do not include any dividend rights.

Performance-Based Restricted Stock Units. Column (g) of the table above reports awards of performance-based restricted stock units ("performance units") granted to our Named Executive Officers in 2012. Each performance unit represents a contractual right to receive one share of our common stock if the applicable performance-based and time-based vesting requirements are satisfied.

The performance units become eligible to vest based on HCP's FFO Per Share for the applicable one-year performance period. For purposes of the awards granted in 2012, our FFO is determined by the Compensation Committee under rules prescribed by NAREIT, subject to adjustments as described in the "Compensation Discussion and Analysis" section in connection with the Bonus Program. The performance period is the calendar year for which the award is granted. If the FFO goal established by the Compensation Committee for the performance period is met, all of the performance units will be eligible to vest. If the FFO goal is not met, a portion of the performance units may become eligible to vest as determined on a sliding scale based on FFO performance relative to the goal. None of the performance units will vest if a threshold FFO goal established by the Compensation Committee for the performance period is not met. Any performance units that do not become eligible to vest based on FFO performance during the performance period will be cancelled and automatically terminate as of the end of the performance period. As noted in the "Compensation Discussion and Analysis" section, the committee determined that the FFO goal was met for 2012.

In general, if the Named Executive Officer's employment terminates during the performance period for any reason other than death, disability or retirement, the performance units will immediately terminate. If the Named Executive Officer's employment terminates due to death or disability during the performance period, the performance units will become fully vested regardless of HCP's FFO performance. If the Named Executive Officer's employment terminates due to retirement during the performance period, the number of performance units eligible to vest based on FFO performance will be determined at the end of the performance period and will become fully vested as of that time. If there is a change in control of HCP during the performance period, the number of performance units eligible to vest based on FFO performance will be determined at the end of the performance period and, unless the award is assumed by the successor entity, will become fully vested as of that time.

Performance units that become eligible to vest based on FFO performance during the performance period will generally vest at a rate of 25% per year during the four-year period after the grant date. Subject to the Named Executive Officer's employment agreement, if a Named Executive Officer's employment terminates for any reason other than death, disability or retirement after the performance period, any performance units that have not previously vested will terminate. If the Named Executive Officer's employment terminates due to retirement, death or disability after the performance period, any performance units that became eligible to vest based on FFO performance will become fully vested as of the termination date. If there is a change in control of HCP after the performance period and the award is not assumed by the successor entity, any performance units that became eligible to vest based on FFO performance will become fully vested as of the date of the change in control.

Vested performance units are payable in an equal number of shares of our common stock. Payment will generally be made as the units become vested although the Named Executive Officer may elect to have the units paid on a deferred basis. The Named Executive Officer does not have the right to vote or dispose of the performance units, but does have the right to receive cash payments as dividend equivalents based on the amount of dividends paid by HCP during the term of the award on a number of shares equal to the number of outstanding and unpaid performance units then subject to the award. Such payments are made concurrently with the related dividends paid to our stockholders. However, dividend equivalents that would otherwise be paid during the applicable performance period under these awards will instead accrue and be paid at the end of the performance period only if the related performance goals for the award are satisfied.

Outstanding Equity Awards at December 31, 2012

The following table presents information regarding the outstanding equity awards held by each of our Named Executive Officers as of December 31, 2012, including the vesting dates for the portions of these awards that had not vested as of that date.

Name (a)	Award Grant Date (b)	Number of Securities Underlying Unexercised Options (#) Exercisable (c)	Number of Securities Underlying Unexercised Options (#) Unexercisable (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
James F. Flaherty III	8/14/06	—	—	—	—	262,887(2)	11,871,977	—	—
	1/25/08	—	149,492(3)	31.95	1/25/18	—	—	—	—
	1/30/09	—	359,898(4)	23.34	1/30/19	21,957(5)	991,578	—	—
	1/29/10	136,944	205,416(6)	28.35	1/29/20	58,272(7)	2,631,564	—	—
	1/27/11	66,478	199,434(8)	36.96	1/27/21	85,904(9)	3,879,425	—	—
	5/30/11	—	—	—	—	75,564(10)	3,412,470	—	—
	1/30/12	—	211,456(11)	41.64	1/30/22	136,830(12)	6,179,243	—	—
Timothy M. Schoen	1/25/08	—	6,478(3)	31.95	1/25/18	—	—	—	—
	1/30/09	—	21,860(4)	23.34	1/30/19	2,437(5)	110,055	—	—
	1/29/10	—	15,666(6)	28.35	1/29/20	4,444(7)	200,691	—	—
	1/27/11	—	16,332(8)	36.96	1/27/21	7,036(9)	317,746	—	—
	5/30/11	—	—	—	—	10,074(10)	454,942	—	—
	1/30/12	—	23,660(11)	41.64	1/30/22	15,309(12)	691,354	—	—
Paul F. Gallagher	1/26/07	56,400	—	39.72	1/26/17	—	—	—	—
	1/25/08	—	26,814(3)	31.95	1/25/18	—	—	—	—
	1/30/09	—	114,702(4)	23.34	1/30/19	10,631(5)	480,096	—	—
	1/29/10	—	66,150(6)	28.35	1/29/20	18,766(7)	847,473	—	—
	1/27/11	20,938	62,814(8)	36.96	1/27/21	27,056(9)	1,221,848	—	—
	5/30/11	—	—	—	—	25,188(10)	1,137,490	—	—
	1/30/12	—	59,740(11)	41.64	1/30/22	38,658(12)	1,745,795	—	—
Thomas M. Klaritch	3/15/04	14,540	—	27.52	3/15/14	—	—	—	—
	2/3/06	29,310	—	27.11	2/3/16	—	—	—	—
	1/26/07	24,700	—	39.72	1/26/17	—	—	—	—
	1/25/08	38,340	9,585(3)	31.95	1/25/18	—	—	—	—
	1/30/09	43,086	28,724(4)	23.34	1/30/19	3,345(5)	151,060	—	—
	1/29/10	12,186	18,279(6)	28.35	1/29/20	5,186(7)	234,200	—	—
	1/27/11	5,444	16,332(8)	36.96	1/27/21	7,036(9)	317,746	—	—
	1/30/12	—	13,012(11)	41.64	1/30/22	8,421(12)	380,292	—	—
James W. Mercer	7/1/11	—	—	—	—	13,502	609,750	—	—
	1/30/12	—	20,704(11)	41.64	1/30/22	13,395(12)	604,918	—	—

(1) *The dollar amounts shown in Columns (h) and (j) are determined by multiplying the number of shares or units reported in Columns (g) and (i), respectively, by $45.16 (the closing price of our common stock on the last trading day of fiscal year 2012).*

(2) *The unvested portion of this award was scheduled to vest in ten annual installments commencing on the first anniversary of Mr. Flaherty's attaining age 55 and ending on Mr. Flaherty's attaining age 65. Mr. Flaherty attained age 55 during 2012.*

(3) *The unvested portions of these awards were scheduled to vest on January 25, 2013.*

(4) *The unvested portions of these awards were scheduled to vest in two installments on January 30, 2013 and January 30, 2014.*

(5) *The unvested portions of these awards were scheduled to vest on January 30, 2014.*

(6) *The unvested portions of these awards were scheduled to vest in three installments on January 29, 2013, January 29, 2014 and January 29, 2015.*

(7) *The unvested portions of these awards were scheduled to vest in two installments on January 29, 2014 and January 29, 2015.*

(8) *The unvested portions of these awards were scheduled to vest in three installments on January 27, 2013, January 27, 2014 and January 27, 2015.*

(9) *The unvested portions of these awards were scheduled to vest in two installments on January 27, 2014 and January 27, 2015.*

(10) *The unvested portions of these awards were scheduled to vest in three installments on May 30, 2013, May 30, 2014 and May 30, 2015.*

(11) *The unvested portions of these awards were scheduled to vest in four installments on January 30, 2013, January 30, 2014, January 30, 2015 and January 30, 2016.*

(12) *The unvested portions of these awards were scheduled to vest in three installments on January 30, 2014, January 30, 2015 and January 30, 2016.*

OPTION EXERCISES AND STOCK VESTED DURING 2012

The following table presents information regarding the exercise of stock options by Named Executive Officers during 2012, and on the vesting of other stock awards during 2012 that were previously granted to the Named Executive Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#)(2) (d)	Value Realized on Vesting ($)(1)(2) (e)
James F. Flaherty III	2,828,155	37,915,661	415,126	17,857,332
Timothy M. Schoen	44,864	466,338	28,681	1,244,067
Paul F. Gallagher	106,215	1,543,295	101,174	4,390,347
Thomas M. Klaritch	52,400	1,080,339	27,433	1,194,629
James W. Mercer	—	—	11,216	499,696

(1) *The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of HCP common stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of HCP common stock on the date of exercise and the exercise price of the options. Except as otherwise provided in footnote (2) below, the dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of HCP common stock on the vesting date.*

(2) *For Mr. Flaherty, the amounts reported in Columns (d) and (e) above include restricted stock units that were awarded in 2006 that became vested upon Mr. Flaherty's attainment of age 55 during 2012 (44,439 units with a May 13, 2012 value of $1,841,552 and 10,094 units with a December 31, 2012 value of $455,843). In accordance with the terms of the award, these units generally will be distributed to Mr. Flaherty on his separation from service with HCP, subject to applicable tax laws. In accordance with applicable SEC rules, these units are also reported as 2012 registrant contributions in the Non-Qualified Deferred Compensation During 2012 table below because, while the units are considered to have vested, they were not yet payable on December 31, 2012.*

NON-QUALIFIED DEFERRED COMPENSATION DURING 2012

The following table presents information regarding deferred compensation contributions to Mr. Flaherty's deferred compensation account balance, as well as earnings on those contributions, during 2012. No other Named Executive Officer deferred compensation during 2012 or had a deferred compensation balance at the end of 2012.

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($)(1) (c)	Aggregate Earnings in Last Fiscal Year ($)(2) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
James F. Flaherty III	—	2,297,395	165,304	—	2,462,699

(1) *The amount reported as registrant contributions in 2012 under Column (c) includes the portion of the restricted stock units granted to Mr. Flaherty on August 14, 2006 described in the "Compensation Discussion and Analysis" section that became vested in 2012 upon Mr. Flaherty's attainment of age 55 on May 13, 2012 (based on the closing price of HCP common stock on May 11, 2012), as well as the additional portion of the award that vested after that date as a result of the pro rata vesting provisions of the award (based on the closing price of HCP common stock on December 31, 2012). These units are payable in shares of HCP common stock but, pursuant to the terms of the award, payment does not occur until Mr. Flaherty's employment by HCP terminates. In accordance with applicable SEC rules, these units are reflected in this table because, while the units are considered to have been vested at the end of 2012, they had not yet become payable.*

(2) *The amount reported as aggregate earnings in 2012 under Column (d) represents the increase in value of that portion of the restricted stock unit award that became vested in May 2012 upon Mr. Flaherty's attainment of age 55 (based on the closing price of HCP common stock on December 31, 2012).*

The following section describes the benefits that may become payable to certain Named Executive Officers in connection with a termination of their employment with HCP and/or a change in control of HCP. In addition to such benefits, and as described under the heading "Description of Plan-Based Awards—Equity Incentive Plan Awards," outstanding equity-based awards held by our Named Executive Officers may also be subject to accelerated vesting in connection with a change in control of HCP, or in connection with the award recipient's death, disability or retirement, under the terms of our 2000 Stock Incentive Plan 2006 Plan and the applicable award.

James F. Flaherty III

Mr. Flaherty's employment agreement, which was entered into in 2005 and is described under the heading "Employment Agreements—Salary and Bonus Amounts," provides for certain benefits to be paid to him in connection with a termination of his employment with HCP under the following circumstances:

Severance Benefits—Termination of Employment. In the event Mr. Flaherty's employment is terminated during the employment term either by HCP pursuant to a "Termination Other Than For Cause" or by him pursuant to a "Termination For Good Reason" (as those terms are defined in his employment agreement), he will be entitled to severance pay that includes (1) a lump sum cash payment equal to two times the sum of (a) his base salary (at the greater of the highest annualized rate in effect in the year preceding the termination date or the year in which the termination date occurs), plus (b) the greater of his target bonus for the year in which the termination occurs or the highest annual bonus he received in any of the preceding three years; (2) a pro-rata portion of his target bonus for the year of the termination; and (3) continued medical, dental and vision benefits for him and his family members and continued payment by HCP of the premiums for his term life insurance for two years after the termination. In addition, Mr. Flaherty's equity-based awards (other than performance-based awards) will generally become fully vested, to the extent then outstanding and not otherwise vested, in connection with such a termination of employment, and any stock options granted on or after the date of the employment agreement that are so accelerated will remain exercisable until the later of three years after the date Mr. Flaherty's employment terminates or the date specified in the applicable plan or award agreement (but in no event later than the expiration date of the option). Any of Mr. Flaherty's equity-based awards that are then outstanding and subject to performance-based vesting requirements will continue in accordance with their terms with respect to the performance requirements, although such awards will become fully vested with respect to any time-based vesting requirements.

Severance Benefits—Termination of Employment in Connection with a Change in Control. In the event Mr. Flaherty's employment is terminated during the employment term pursuant to a "Termination Upon a Change in Control" (as defined in his employment agreement), he will be entitled to the severance benefits described above except that the severance multiplier to determine the amount of his lump sum cash payment will be three, and the period of continued medical, dental and vision benefits for him and his family members and continued payment of his term life insurance premiums will be three years. In addition, Mr. Flaherty will become fully vested in his accrued benefits under HCP's retirement arrangements (or be entitled to a cash payment equal to the value of such accelerated vesting) and will be entitled to payment of an amount equal to the present value of the matching contributions HCP would have made to his account under HCP's 401(k) plan had he remained employed by HCP for the three years after the date his employment terminated and made the maximum elected deferral contributions permitted under the 401(k) plan. In the event that Mr. Flaherty's benefits are subject to the excise tax imposed under Section 280G of the Internal Revenue Code ("Section 280G"), HCP will make an additional payment to him so that the net amount of such payment (after taxes) he receives is sufficient to pay the excise tax due (a "gross-up payment").

Severance Benefits—Death or Disability. In the event Mr. Flaherty's employment is terminated during the employment term due to his death or disability (as defined in his employment agreement), he will be entitled to a pro-rata portion of his target bonus for the year of the termination, the accelerated vesting of equity-based awards and post-termination exercise period for options described above and continued medical, dental and vision benefits for him and his family members for one year after termination.

Retention and Supplemental Retirement Grant. In addition, the restricted stock units granted to Mr. Flaherty on August 14, 2006 described in the "Compensation Discussion and Analysis" section are subject to partial acceleration if his employment is terminated by HCP without cause, by him for good reason, due to his death or disability, or in certain other circumstances. The percentage of the restricted stock units that will vest varies depending on Mr. Flaherty's age at the time his employment terminates and whether the termination occurs within the two-year period following a change in control of HCP. In all events, Mr. Flaherty will vest in 100% of the restricted stock units only if he remains employed with HCP through age 65.

Restrictive Covenants. Pursuant to Mr. Flaherty's employment agreement, he has agreed not to disclose any confidential information of HCP at any time during or after his employment with HCP. In addition, Mr. Flaherty has agreed that, for a period of one year following a termination of his employment with HCP, he will not solicit HCP's employees or customers or materially interfere with any of HCP's business relationships.

Other Named Executive Officers

Employment Agreements with Timothy M. Schoen, Paul F. Gallagher and James W. Mercer. The employment agreements with Messrs. Schoen and Gallagher, which were entered into in January 2012, and Mr. Mercer, which was entered into in October 2012 and superseded his prior employment agreement with HCP, provide for substantially equivalent terms and are described under the heading "Employment Agreements—Salary and Bonus Amounts." The agreements provide for certain benefits to be paid to the executives in connection with a termination of their employment with HCP during the employment term either by HCP pursuant to a termination other than for "Cause" or by the executive with "Good Reason" (as those terms are defined in the employment agreements). If the executive's employment with HCP is terminated under such circumstances, the executive will be entitled to severance benefits that include (1) a lump sum cash payment equal to the sum of (a) his base salary at the annualized rate in effect on his termination date, and (b) the greater of his annual incentive bonus for the last fiscal year of HCP for which the Compensation Committee has determined bonuses for HCP's executives generally prior to the termination date (the "last bonus year") or the average of his annual incentive bonuses for the last three fiscal years of HCP ending with the last bonus year, and (2) reimbursement for the executive's COBRA premiums for continued health coverage for up to 12 months following his termination date. In addition, any portion of the executive's then-outstanding equity awards granted by HCP that are scheduled to vest within two years following the termination date will immediately vest (or, in the case of awards subject to performance-based vesting requirements, the award will be held open until the end of the relevant performance period and, as to any portion of the award eligible to vest based on the level of performance achieved, the executive will be credited with two additional years of service after the termination date for purposes of applying any time-based vesting requirements applicable to the award). The executive's right to receive the severance benefits described above is contingent on the executive providing a general release of claims in favor of HCP and complying with certain non-solicitation and other restrictive covenants set forth in the executive's employment agreement.

In the event Messrs. Schoen, Gallagher and Mercer become entitled to severance benefits under the CIC Plan described below, the executive would be entitled to receive the benefits provided under the CIC Plan and not the benefits provided under his Employment Agreement.

Change in Control Severance Plan. Each of the Named Executive Officers (other than Mr. Flaherty) currently serving as an executive officer with HCP participates in the CIC Plan, which was adopted in 2007. For each of the Named Executive Officers participating in the CIC Plan, the "severance multiplier" referred to in the following description of the CIC Plan benefits is two.

Under the CIC Plan, if a change in control of HCP occurs during the term of the CIC Plan and a participant's employment with HCP is terminated by HCP without cause or by the participant for good reason within the two year period following the change in control, the participant will generally be entitled to receive the following benefits: (1) a cash lump sum payment equal to the participant's "severance multiplier" times the sum of (i) the participant's base salary plus (ii) the greater of one-third of the participant's base salary or the participant's average annual bonus for the preceding three years (based only on complete fiscal years in which the participant was employed); (2) a lump sum cash payment equal to the expected cost of premiums for medical coverage pursuant to COBRA for the number of years represented by the "severance multiplier"; (3) if not then fully-vested, full vesting in the participant's benefits under HCP's non-qualified retirement plans plus a lump sum cash payment equal to the participant's then unvested benefits under HCP's 401(k) plan; and (4) a lump sum cash payment equal to the participant's prorated annual bonus amount for the year of termination (with the "annual bonus amount" being determined as described in clause (1)(ii) above). (For these purposes, the terms "cause," "good reason" and "change in control" are each defined in the CIC Plan.) In addition, the participant's equity-based awards (other than performance-based awards), to the extent then outstanding and not otherwise vested, will generally become fully vested, and the participant's outstanding stock options will generally remain exercisable for one year after the date of termination of the participant's employment (but in no event later than the expiration date of the option). The participant's equity-based awards that are then outstanding and subject to performance-based vesting requirements will continue in accordance with their terms with respect to the performance requirements, although such awards will become fully vested with respect to any time-based vesting requirements. Participants in the CIC Plan will also generally be entitled to a full gross-up for any excise taxes imposed under Section 280G on the benefits payable to the participant in connection with the change in control (unless a reduction in the amount of the benefits by not more than $25,000 will avoid the imputation of those taxes). A participant's right to receive benefits under the CIC Plan is subject to the execution of a release of claims in favor of HCP upon the termination of the participant's employment.

Participants are also subject to confidentiality, non-solicitation and non-competition restrictive covenants under the CIC Plan.

Estimated Severance and Change in Control Benefits

Severance Benefits. The following chart presents HCP's estimate of the amount of the benefits to which Messrs. Flaherty, Schoen, Gallagher and Mercer would have been entitled had their employment terminated under the circumstances described above pursuant to the terms of their respective employment agreements (other than in connection with a change in control of HCP) on December 31, 2012 and, with respect to Messrs. Schoen, Gallagher and Mercer, further assumes that the executive would not be entitled to receive the benefits provided under the CIC Plan in connection with such a termination of the executive's employment.

	Termination by HCP Without Cause or by Executive for Good Reason				Termination due to Executive's Death or Disability		
Name	Cash Severance(1) ($)	Continuation of Health/Life Benefits ($)	Equity Acceleration(2) ($)	Total ($)	Continuation of Health Benefits ($)	Equity Acceleration(2) ($)	Total ($)
James F. Flaherty III	5,100,000	52,516	34,305,783	39,458,299	25,008	34,305,783	34,330,791
Timothy M. Schoen	950,000	25,008	1,772,065	2,747,073	—	2,817,899	2,817,899
Paul F. Gallagher	1,475,000	25,008	6,901,872	8,401,880	—	10,127,055	10,127,055
Thomas M. Klaritch	—	—	—	—	—	2,323,668	2,323,668
James W. Mercer	937,500	25,008	847,829	1,810,337	—	1,287,547	1,287,547

(1) *Mr. Flaherty would have been entitled to the full amount of his bonus for the 2012 fiscal year if he were employed by us through December 31, 2012, so the pro-rata bonus provisions described above would not apply.*

(2) *These columns report the intrinsic value of the unvested portions of the executive's awards that would accelerate in the circumstances. For options, this value is calculated by multiplying the amount (if any) by which $45.16 (the closing price of our common stock on the last trading day of the 2012 fiscal year) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. For restricted stock and restricted stock unit awards, this value is calculated by multiplying $45.16 by the number of shares or units subject to the accelerated portion of the award. As to the restricted stock units awarded to the executives during 2012 reported in the Grants of Plan-Based Awards table above that are subject to both time-based and performance-based vesting requirements, the time-based vesting requirements would be waived but the awards would continue to be subject to the performance-based vesting requirements if the executive's employment had terminated under the circumstances described above. We have included the value related to accelerated vesting of these awards in the table above as the performance-based vesting requirements for the period ended December 31, 2012 were satisfied.*

Change in Control Severance Benefits. The following chart presents HCP's estimate of the amount of the benefits to which each of the Named Executive Officers would have been entitled had a change in control of HCP occurred on December 31, 2012 (and, as applicable, the executive's employment with HCP had terminated under the circumstances described above on such date). For Mr. Flaherty, such benefits are pursuant to the terms of his employment agreement, and for the other Named Executive Officers, such benefits are pursuant to the terms of each executive's participation in the CIC Plan.

Name	Cash Severance(1) ($)	Continuation of Health/Life Benefits(2) ($)	Equity Acceleration(3) ($)	Section 280G Gross-Up(4) ($)	Total ($)
James F. Flaherty III	7,680,000	78,774	35,452,558	—	43,211,332
Timothy M. Schoen	1,654,093	50,016	2,817,899	—	4,522,008
Paul F. Gallagher	2,516,667	50,016	10,127,055	—	12,693,738
Thomas M. Klaritch	1,366,667	50,016	2,323,668	—	3,740,351
James W. Mercer	1,333,333	50,016	1,287,547	631,966	3,302,862

(1) *In each case, the Named Executive Officer would have been entitled to the full amount of the executive's bonus for the 2012 fiscal year if he were employed by us through December 31, 2012, so the pro-rata bonus provisions described above would not apply. For Mr. Flaherty, the cash severance amount also includes $30,000, which represents the approximate present value on December 31, 2012 of the matching contributions HCP would have made to his account under HCP's 401(k) plan had he remained employed by HCP for the three years after the date his employment terminated and made the maximum elected deferral contributions permitted under the 401(k) plan.*

(2) *For Mr. Flaherty, this amount represents the cost of providing continuing medical, dental and vision benefits for him and his family members, as well as term life insurance for him, for a period of three years. For the other Named Executive Officers, these amounts represent the aggregate cost of the premiums that would be charged to each individual to continue health coverage for two years pursuant to COBRA for such individual and his eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date).*

(3) *See footnote (2) to the preceding table under "Severance Benefits" for the manner of calculating equity acceleration value. As to the restricted stock units awarded to the Named Executive Officers during 2012 reported in the Grants of Plan-Based Awards During 2012 table above that are subject to both time-based and performance-based vesting requirements, the time-based vesting requirements would be waived but the awards would continue to be subject to the performance-based vesting requirements if the executive's employment had terminated under the circumstances described above. We have included the value related to accelerated vesting of these awards in the table above as the performance-based vesting requirements for the period ended December 31, 2012 were satisfied.*

(4) *For purposes of estimating the Section 280G excise tax and corresponding gross-up amounts, we have assumed that the Named Executive Officer's outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control. The value of this acceleration (and thus the amount of the additional payment) would be slightly higher for Section 280G purposes if the accelerated awards were assumed by the acquiring company rather than terminated upon the transaction.*

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, for each of HCP's equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options and vesting of restricted stock units (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)) (c)
Equity compensation plans approved by security holders	4,347,182(1)	$31.16(2)	6,766,954(3)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Totals	4,347,182	$31.16	6,766,954

(1) *Of these shares, 3,127,243 shares were subject to outstanding stock options and 1,219,939 shares were subject to outstanding restricted stock units. This number does not include 144,508 shares that were subject to then-outstanding, but unvested, restricted stock awards because those securities have been subtracted from the number of securities remaining available for future issuance under Column (c).*

(2) *This weighted average exercise price does not reflect the 1,219,939 shares that will be issued upon the payment of outstanding restricted stock units.*

(3) *Of the aggregate number of shares that remained available for future issuance, all were available under the 2006 Plan. Subject to certain express limits of the 2006 Plan, shares available for award purposes under the 2006 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights, and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, restricted stock units and performance shares. No new awards may be granted under the 2000 Stock Incentive Plan.*

ADDITIONAL INFORMATION ABOUT THE ANNUAL MEETING

Voting at the Annual Meeting

General Information. Stockholders of record of our common stock as of the close of business on March 1, 2013, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the record date, there were 454,185,296 shares of our common stock outstanding and eligible to vote at the Annual Meeting. There is no other class of voting securities outstanding. Each share of common stock entitles its holder to one vote at the Annual Meeting. In order to have a quorum at the Annual Meeting, the holders of a majority of the shares of our common stock entitled to vote at the Annual Meeting must be present in person or by proxy.

Voting via the Internet, Telephone or Mail. You may submit your proxy or voting instructions via the Internet, by telephone or by mail, depending on the manner in which you receive your proxy materials. If you received a Notice of Internet Availability by mail, you can submit a proxy or voting instructions via the Internet by following the instructions provided in the Notice of Internet Availability. If you received a printed set of the proxy materials by mail, you may submit a proxy or voting instructions via the Internet, by telephone (if available) or by mail by following the instructions on the proxy card or voting instruction form.

If you are a stockholder of record voting by telephone or the Internet, your proxy must be received by 11:59 p.m. Eastern Time on April 24, 2013 in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record submitting a proxy card by mail, you may instead mark, sign, and date the proxy card you received and return it in the accompanying prepaid and addressed envelope so that it is received by HCP before the Annual Meeting. If you hold your shares in street name, please provide your voting instructions by the deadline specified by the bank, broker or other nominee who holds your shares.

Voting in Person. All stockholders of record may vote in person at the Annual Meeting by written ballot. However, if you are the beneficial owner of shares held in street name through a bank, broker or other nominee, you may not vote your shares at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you later are unable to attend.

How Your Shares Will Be Voted. On Proposal No. 1 (the election of directors), you may vote FOR, AGAINST or ABSTAIN with respect to each director nominee. On Proposal No. 2 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2013) and Proposal No. 3 (the advisory vote to approve executive compensation), you may vote FOR, AGAINST or ABSTAIN. Although our Board does not know of any business to be considered at the Annual Meeting other than the three proposals described in this Proxy Statement, if any other business properly comes before the Annual Meeting, a stockholder's properly submitted proxy gives authority to the proxy holder to vote on those matters in his or her discretion.

Your shares will be voted as you specify in your proxy or voting instructions. If you are a stockholder of record and properly submit a proxy but do not specify your voting choice on one or more of the items listed in the notice of meeting, your shares will be voted as recommended by the Board on those items.

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker will not be authorized to vote your shares on any of the matters at the Annual Meeting, other than Proposal No. 2 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2013). If your broker exercises its discretion to vote on Proposal No. 2 at the Annual Meeting, your shares will constitute "broker non-votes" on each of the other items at the Annual Meeting.

Effect of Abstentions and Broker Non-Votes. Abstentions with respect to the election of any director or any other proposal at the Annual Meeting will be counted as present and entitled to vote for purposes of determining the presence of a quorum, but will not be counted as a vote cast on the proposal and therefore will not be counted in determining the outcome of the proposal. Broker non-votes will be counted as present for the purpose of determining the presence of a quorum at the Annual Meeting, but will not be counted as a vote cast with respect to Proposal No. 1 (the election of directors) or Proposal No. 3 (the advisory vote to approve executive compensation) and therefore will not be counted in determining the outcome of these items.

Revoking or Changing Your Vote. If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by delivering a written notice of revocation to our Corporate Secretary, by submitting a later-dated proxy via Internet, by telephone or by mail or by voting in person in the Annual Meeting. If your shares are held in street name through a bank, broker or other nominee, you may revoke any previous voting instructions by submitting new voting instructions to the bank, broker or nominee holding your shares by the specified deadline or by attending the Annual Meeting and voting in person if you have obtained a legal proxy from the bank, broker or nominee giving you the right to vote the shares at the Annual Meeting. Attendance at the Annual Meeting will not by itself constitute a revocation of any proxy or voting instructions.

Inspector of Elections

Votes cast by proxy or in person at the Annual Meeting will be counted by a representative of Broadridge Financial Solutions, Inc., HCP's appointed inspector of elections for the Annual Meeting. In connection with the duties as inspector of elections, Broadridge's representative will also determine whether a quorum is present, evaluate the validity of proxies and ballots, and certify the voting results.

Proxy Solicitation

We will bear all costs of the solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors and officers of HCP, without receiving any additional compensation, may solicit proxies personally or by telephone. We will request brokerage houses, banks and other custodians or nominees holding stock in their names for others to forward proxy materials to their customers or principals who are the beneficial owners of shares of our common stock and will reimburse them for their expenses in doing so. We have retained the services of Georgeson Inc. to assist in the solicitation of proxies for a fee of $9,000 plus reasonable out-of-pocket expenses.

Voting Results

We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

OTHER MATTERS

2014 Stockholder Proposals. We expect to hold our 2014 annual meeting of stockholders on or about May 1, 2014. Any stockholder that desires to have a proposal considered for presentation at the 2014 annual meeting of stockholders, and included in the proxy statement and form of proxy used in connection with our 2014 annual meeting, must submit the proposal in writing to our Corporate Secretary so that it is received no later than November 15, 2013. The proposal must also comply with the requirements of our Bylaws and Rule 14a-8 promulgated under the Exchange Act.

If a stockholder seeks to nominate a candidate for election or to propose business for consideration at our 2014 annual meeting but not have it included in our proxy statement for the 2014 annual meeting, HCP must receive notice of the proposal or director nomination no earlier than January 25, 2014 and no later than February 24, 2014. If we change the date of our 2014 annual meeting to a date that is before March 26, 2014 or after June 24, 2014, however, notice of any proposal or director nomination must instead be delivered not earlier than the ninetieth (90th) day and not later than the close of business on the later of the sixtieth (60th) day prior to our 2014 annual meeting, or the tenth (10th) day following the day on which we publicly announce the date of our 2014 annual meeting. If the notice is not received between these dates and does not satisfy the additional notice requirements set forth in Article II, Section 7(a) of our Bylaws, the notice will be considered untimely and will not be acted upon at our 2014 annual meeting.

Proposals and notices should be directed to the attention of the Corporate Secretary, HCP, Inc., 3760 Kilroy Airport Way, Suite 300, Long Beach, California 90806.

Delivery of Proxy Materials. We may satisfy SEC rules regarding delivery of Proxy Statements and Annual Reports by delivering only one set of proxy materials to multiple stockholders that share the same address, unless we have received contrary instructions. This "householding" process can result in meaningful cost savings for us and is consistent with our commitment to sustainability by reducing the environmental impact of printing and mailing printed copies. Upon oral or written request, we will deliver promptly a separate copy of proxy materials to a stockholder at a shared address to which a single copy of the proxy materials was delivered. If your shares are registered in your own name, you may request a separate copy of the proxy materials for this Annual Meeting or for future meetings of HCP stockholders by notifying Broadridge toll-free at 1-800-542-1061 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood NY, 11717. If you are a street name holder, please contact the broker, bank or other nominee that holds your shares to request a separate copy of proxy materials.

In the future, stockholders of record can avoid receiving duplicate mailings by following the instructions on the Internet at *www.proxyvote.com*. If you hold your shares in street name and you would like to receive only one copy of the proxy materials in the future, you should contact your bank, broker or other nominee.

Financial Statements. Our Annual Report on Form 10-K for the year ended December 31, 2012, containing audited financial statements, accompanies this Proxy Statement. **Upon the written request of any person solicited hereby, HCP will provide a copy to such person, without charge, of HCP's Annual Report on Form 10-K for the year ended December 31, 2012. Such requests should be directed to our Corporate Secretary, HCP, Inc., 3760 Kilroy Airport Way, Suite 300, Long Beach, California 90806.**

* * *

ALL STOCKHOLDERS ARE URGED TO SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING AND VOTE IN PERSON. If you attend the Annual Meeting and vote in person, your proxy will not be used.

By Order of the Board of Directors,

James W. Mercer
Executive Vice President, General Counsel
and Corporate Secretary

Long Beach, California
March 15, 2013


FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C012076